As filed with the Securities and Exchange Commission on May 20, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RELIANT PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	22-3740140
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 Allen Road

Liberty Corner, New Jersey 07938

(908) 580-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernest Mario, Ph.D.

Chief Executive Officer and Chairman of the Board

Reliant Pharmaceuticals, Inc.

110 Allen Road

Liberty Corner, New Jersey 07938

(908) 580-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael A. Pucker, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Robert R. Ferguson III Chief Financial Officer Michael J. Lerner, Esq. Vice President of Legal Affairs Reliant Pharmaceuticals, Inc. 110 Allen Road Liberty Corner, New Jersey 07938 (908) 580-1200	Leslie N. Silverman, Esq. Sandra L. Flow, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$300,000,000	$35,310

(1)	Includes shares that may be purchased by the Underwriters pursuant to an option granted to the underwriters.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2005.

                 Shares

Common Stock

This is an initial public offering of shares of common stock of Reliant Pharmaceuticals, Inc.

Reliant Pharmaceuticals is offering              shares to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional              shares. Reliant Pharmaceuticals will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $            . Reliant Pharmaceuticals intends to list the common stock on the New York Stock Exchange under the symbol “RRX.”

See “ Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Reliant Pharmaceuticals	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Reliant Pharmaceuticals at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.

Banc of America Securities LLC
Deutsche Bank Securities
JPMorgan

William Blair & Company	Lazard Capital Markets

Prospectus dated                     , 2005.

[Inside Front Cover Page Graphics

To Be Filed By Amendment]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We and the selling stockholder are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of shares of our common stock occurs.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. In particular, we obtained market data for 2003, 2004 and 2005 including competitor revenue, market size and physician prescribing behavior, from the National Sales Perspective, National Prescription Audit Plus and Prescriber Profiler published by IMS Health Inc. in 2005. In addition, we obtained survey results of sales force quality and familiarity of various pharmaceutical companies for 2004-2005 from Sales Force Structures and Strategies published by Verispan, LLC in 2004. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. On April 1, 2004, we converted from a Delaware limited liability company to a Delaware corporation. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to Reliant Pharmaceuticals, Inc., including where applicable our predecessor entities Reliant Pharmaceuticals, LLC, Reliant Pharmaceuticals, Inc. and Bay City Pharmaceuticals, Inc. See “Corporate History and Restructuring.”

We are a pharmaceutical company with integrated sales, marketing and development expertise, and we market a portfolio of branded cardiovascular pharmaceutical products. We focus on marketing promotionally sensitive pharmaceutical products to the high prescribing primary care, cardiovascular and specialist physician markets in the United States. We acquire rights to branded pharmaceutical products that typically have regulatory exclusivity or patent protection. We enhance the value of our product portfolio by applying highly focused marketing campaigns and by implementing strategies to extend the life cycle of the products that we sell or market. In addition, we acquire rights to and develop product candidates in mid- to late-stage clinical development. This approach seeks to minimize many of the risks associated with early stage drug discovery.

We were founded in August 1999 and commenced commercial operations in the following year with the acquisition of rights to three marketed brands. Since then, we have successfully identified and acquired rights to an additional marketed brand, as well as three late-stage clinical development compounds, two of which recently received approval from the U.S. Food and Drug Administration, or FDA. In 2004, we recorded strong growth in the products for which we own the New Drug Application, or NDA (which we refer to as our owned products or our owned product portfolio), driven principally by DynaCirc CR and the Rythmol family of products. We continue to expand our cardiovascular product offerings with the February 2005 launch of Antara and the expected late 2005 launch of Omacor. In addition to sales of our owned products, we promote the Lescol family of products under a promotion agreement with Novartis. In 2004, we recorded $222.3 million in total revenues, of which $117.2 million was derived from net sales of our owned products and $105.1 million was promotion revenues, and we incurred a net loss of $106.2 million.

We employ nearly 1,000 sales professionals throughout the United States. As our product portfolio grows and we launch additional products, we intend to continue to expand our sales force. We believe that our sales force is highly effective relative to those of our peers, as evidenced in a recent independent survey conducted by Verispan. Compared to the specialty pharmaceutical companies that we consider our peers, we ranked second in sales force quality and familiarity among all physicians surveyed and second among cardiologists.

We acquire novel mid- to late-stage development compounds and advance them through clinical trials with the objective of obtaining FDA marketing approval. We also use product life cycle management strategies to extend the life and marketing exclusivity of our owned products. For example, we conduct clinical trials to obtain additional FDA-approved uses. We also develop product enhancements that improve safety, convenience or compliance to enhance therapeutic value.

We believe that the experience, expertise and industry relationships of our senior management are vital to our success. Our Chief Executive Officer, Ernest Mario, Ph.D., served as Deputy Chairman and Chief Executive of Glaxo plc and Chairman and Chief Executive Officer of Alza Corporation. In addition, our

Chief Operating Officer, Joseph S. Zakrzewski, served in various capacities over the past 17 years at Eli Lilly and Company, most recently as Vice President, Corporate Business Development. Many other members of our senior management team have also served in senior positions at leading pharmaceutical companies. Our Chief Financial Officer, Robert R. Ferguson III, also has significant public company experience, having served as Vice Chairman and Chief Executive Officer of Continental Airlines and as President, Chief Executive Officer and Chief Financial Officer of Continental Airlines Holdings, as well as Chairman and Chief Executive Officer of Midway Airlines.

Our Product Portfolio

We currently market five brands of cardiovascular products, four of which are primarily marketed to the high prescribing primary care and cardiovascular physician markets, while the Rythmol family of products is marketed to specialty cardiologists. In addition, we expect to launch Omacor in late 2005 and market it to primary care, cardiovascular and specialty physicians. We believe that our current focus on the cardiovascular market generates marketing synergies through increased sales force expertise and a high degree of overlap among the physicians we target. The following table summarizes our FDA-approved product portfolio:

Product Name	Approved Indication	Acquisition and/or Approval	Reliant Promotional Launch Date
DynaCirc DynaCirc CR	High blood pressure (hypertension)	Licensed U.S. rights from Novartis in July 2000 and acquired these rights in March 2003	July 2000

Rythmol Rythmol SR	Irregular heart rhythms (arrhythmia)	Acquired U.S. rights from Abbott in December 2003	February 2004

InnoPran XL	High blood pressure (hypertension)	Internally developed using a proprietary drug release system, the global rights to which were licensed from Eurand in January 2000; approved by FDA in March 2003	January 2004

Antara	Cholesterol management (dyslipidemia)	Jointly developed with Ethypharm; licensed North American rights from Ethypharm in May 2001; approved by FDA in November 2004	February 2005

Omacor	Very high triglyceride management (hypertriglyceridemia)	Acquired U.S. rights from Pronova in August 2004; approved by FDA in November 2004	Expected late 2005

Lescol Lescol XL	Cholesterol management (dyslipidemia)	Promotion agreement with Novartis commencing in November 2000; subsequently extended through December 2007	November 2000

DynaCirc and DynaCirc CR (a controlled release, once daily formulation) contain isradipine, a calcium channel blocker approved for the treatment of hypertension, an arterial disease characterized by abnormally high blood pressure. In 2004, total U.S. sales of calcium channel blockers were approximately $4.5 billion. In 2004, our net sales of the DynaCirc family of brands were $56.3 million, representing a 42% increase over 2003. We are currently developing an improved formulation of DynaCirc CR.

Rythmol and Rythmol SR (a sustained release, twice daily formulation) contain propafenone, an anti-arrhythmic approved for the treatment of an irregular heart rhythm known as atrial fibrillation in patients without structural heart disease. In 2004, total U.S. sales of anti-arrhythmics were approximately $366.0 million. In 2004, our net sales of the Rythmol family of products were $48.8 million, representing a 126% increase over net sales in the twelve months ended November 2003 prior to our acquisition of the brand.

InnoPran XL (an extended release formulation) contains propranolol, a beta blocker approved for the treatment of high blood pressure. In 2004, total U.S. sales of beta blockers were approximately $1.9 billion. We began to actively promote InnoPran XL in January 2004. In 2004, our net sales of InnoPran XL were $7.0 million.

Antara (a once daily formulation) contains fenofibrate, which is approved for the treatment of elevated cholesterol. In 2004, total U.S. sales of fibrates were approximately $972.0 million. We launched Antara in February 2005 following our national sales meeting. For the quarter ended March 31, 2005, our net sales of Antara were $4.4 million, primarily resulting from the wholesaler and retailer inventory stocking process typically associated with a product launch.

Omacor contains highly purified omega-3 acid ethyl esters, predominantly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), and was approved by the FDA in November 2004 as the first product in its class for the treatment of very high triglyceride concentrations in the blood (500 mg/dL and greater). We intend to launch Omacor in late 2005 and have plans to seek approval of additional uses of Omacor. We also plan to develop products that combine Omacor with other FDA-approved compounds. Omacor is actively marketed by others outside the United States. In 2004, total sales of Omacor in the European market were approximately $151.1 million, of which approximately $140.6 million were in Italy.

Lescol and Lescol XL (an extended release formulation) contain fluvastatin, a member of the statin class of drugs approved for the treatment of high cholesterol. In 2004, total U.S. sales of statins were approximately $15.7 billion. Since its launch in November 2000, we have focused our promotional efforts on Lescol XL. In 2004, we recorded promotion revenues of $105.1 million associated with the Lescol family of products, down 13% from 2003.

Our Strategy

Target the High Prescribing Primary Care, Cardiovascular and Specialist Physician Markets.    We believe the primary care and cardiovascular physician markets represent a highly attractive opportunity for us. Primary care and cardiovascular physicians represent only 34% of all prescribing physicians, yet they write approximately 68% of all prescriptions in the United States. We target our sales force promotional efforts to reach these physicians on a frequent basis. Our experience has shown that primary care and cardiovascular physicians respond well to direct pharmaceutical product promotion and education. Access to this market requires a relatively large sales force and significant investment. In addition, we target high prescribing specialists through our cardiovascular specialty sales force, which provides additional marketing synergies among our various brands and an additional competitive advantage in seeking product opportunities.

Acquire, Develop and Market Novel Compounds in Mid- to Late-Stage Development.    To expand our owned product portfolio, we typically seek to acquire and develop product candidates in mid- to late- stage clinical development. This strategy seeks to minimize many of the risks associated with the drug discovery process. For example, in August 2004, we acquired an exclusive license to develop, market and distribute Omacor in the United States while it was in late-stage registration with the FDA. In November 2004, Omacor received FDA approval for the treatment of very high triglycerides (500 mg/dL and greater). We expect to launch this product in late 2005.

Acquire Rights to Under-Promoted, Patent-Protected, Branded Pharmaceutical Products.    We seek to acquire rights to FDA-approved pharmaceutical products with well-established safety and efficacy profiles and annual sales potential of between $100 million and $500 million. Once we acquire rights to a product, we endeavor to increase its sales by launching highly focused marketing campaigns that utilize our extensive sales force and marketing expertise.

Develop and Implement Life Cycle Management Strategies.    We implement life cycle management strategies for currently or previously marketed brands. These strategies typically involve seeking to expand the FDA-approved uses for our owned products, as well as develop line extensions that improve safety (such as fewer side effects), convenience (such as once daily dosing) or compliance (such as liquid formulations) to enhance therapeutic value. In the case of InnoPran XL, for example, we combined the active pharmaceutical ingredient, propranolol, with a proprietary drug release system licensed from Eurand to produce the first night-time dosed beta blocker. This life cycle development strategy enhanced the therapeutic value of propranolol by providing peak levels of the drug during the early morning hours, resulting in a new, patent protected product with three years of FDA-granted marketing exclusivity. We are currently evaluating life cycle management strategies for DynaCirc CR and Antara.

Corporate Information

We were formed in August 1999 and commenced commercial operations in July 2000. Our principal executive offices are located at 110 Allen Road, Liberty Corner, New Jersey 07938. Our telephone number is (908) 580-1200. Our website is www.reliantrx.com. We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it to be part of this prospectus.

Reliant Pharmaceuticals, the Reliant logo, DynaCirc, DynaCirc CR, InnoPran XL, Antara and Axid are trademarks of Reliant Pharmaceuticals, Inc. Lescol and Lescol XL are trademarks owned by Novartis AG. The Rythmol and Rythmol SR trademarks are sub-licensed to Reliant by Abbott Laboratories. Omacor is a trademark licensed to Reliant by Pronova BioCare, AS. Unless otherwise noted, all other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Reliant Pharmaceuticals	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds

We intend to use the net proceeds from this offering for (i) the acquisition of rights to additional pharmaceutical products and product candidates; (ii) increased promotional activities for our owned product portfolio; (iii) funding of clinical development projects; and (iv) general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of common stock by the selling stockholder.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed New York Stock Exchange symbol	“RRX”

The number of shares of common stock to be outstanding after this offering includes the number of shares outstanding as of March 31, 2005 after giving effect to the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering. This number excludes:

•	4,380,023 shares of common stock currently issuable upon exercise of options outstanding at a weighted-average exercise price of $18.42 per share, of which options to purchase 1,557,849 shares were exercisable at a weighted average exercise price of $15.93 per share;

•	833,334 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $0.01 per share, all of which are currently exercisable;

•	620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

•	up to 479,687 additional shares of common stock reserved for future issuance upon exercise of warrants that may be granted in the future to lenders under the third-lien term loan. See “Description of Indebtedness—Term Loan Credit Facilities;”

•	up to 2,393,480 additional shares of common stock reserved for future grants under the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan; and

•	an estimated additional shares of common stock which will be granted upon consummation of this offering to Ernest Mario, Ph.D., pursuant to the Reliant Pharmaceuticals,

Inc. Executive Stock Plan in accordance with anti-dilution provisions contained in our employment agreement with Dr. Mario, under which Dr. Mario will be granted additional shares of common stock at a purchase price of $.01 per share so that he will continue to hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of his employment agreement) at all times during his employment with us as Chairman and Chief Executive Officer. See “Management—Employment Agreement” and “Management—Employee Plans—Executive Stock Plan.”

Except as otherwise indicated, information in this prospectus:

•	assumes the underwriters have not exercised their option to purchase additional shares; and

•	reflects the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering.

SUMMARY FINANCIAL DATA

The following table presents a summary of our historical and pro forma financial information. You should read this information in conjunction with our financial statements and related notes, and the information under “Selected Financial Data,” “Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” included elsewhere in this prospectus.

The unaudited pro forma loss per share data reflects the conversion of common units into shares of common stock upon our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation as if the conversion had taken place as of January 1, 2004.

The unaudited adjusted pro forma statement of operations data for the year ended December 31, 2004 and the three months ended March 31, 2005 reflects the effect of our three new term loan credit facilities, which we entered into on April 13, 2005, as if those financing transactions had occurred as of January 1, 2004.

The unaudited adjusted pro forma loss per share data reflects (i) our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation and the conversion of all outstanding common units and preferred units into shares of common stock and convertible, redeemable preferred stock as if the conversion had occurred as of January 1, 2004; (ii) the effect of the April 13, 2005 financing transactions, as if those financing transactions had occurred as of January 1, 2004; (iii) the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock, as if the conversion had occurred as of the date of original issuance; and (iv) the reclassification of all of our shares of common stock subject to repurchase, which repurchase obligation will terminate upon consummation of this offering, as 1,100,362 shares of our common stock as if the repurchase obligation with respect to those shares had terminated as of January 1, 2004.

The unaudited adjusted pro forma balance sheet data below reflects (i) the effect of the April 13, 2005 financing transactions, as if those financing transactions had occurred as of March 31, 2005; (ii) the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering as if the conversion had occurred as of March 31, 2005; and (iii) the reclassification of all of our shares of common stock subject to repurchase as 1,100,362 shares of common stock upon consummation of this offering as if the repurchase obligation with respect to those shares had terminated as of March 31, 2005.

The unaudited adjusted pro forma balance sheet data, as adjusted for the offering, further reflects the issuance and sale of                      shares of our common stock in this offering at the initial public offering price of $             per share, the mid-point of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt of the net proceeds from this offering.

Statements of Operations Data:

(in thousands, except share and per share data)

						Adjusted Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2004	Three months Ended March 31, 2005
	2002	2003	2004	2004	2005
				(Unaudited)		(Unaudited)
Revenues:
Net product sales	$105,890	$29,342	$117,224	$33,997	$30,503	$117,224	$30,503
Promotion revenues	71,465	142,412	105,108	21,128	10,146	105,108	10,146

Total revenues	177,355	171,754	222,332	55,125	40,649	222,332	40,649

Costs and expenses:
Cost of products sold	75,405	18,973	21,369	8,917	7,411	21,369	7,411
Cost of promotion revenues	104,663	164,268	88,129	24,259	22,191	88,129	22,191
Sales and marketing	46,149	40,327	113,307	25,775	34,224	113,307	34,224
General and administrative	19,732	21,189	35,711	7,126	6,253	35,711	6,253
Amortization of intangible assets	25,526	11,905	29,280	7,238	7,857	29,280	7,857
Research and development	26,044	18,016	37,728	6,179	6,845	37,728	6,845

Total costs and expenses	297,519	274,678	325,524	79,494	84,781	325,524	84,781

Loss from operations	(120,164)	(102,924)	(103,192)	(24,369)	(44,132)	(103,192)	(44,132)
Other expense (income), net	351	(57,769)	27	11	754	27	754
Interest expense	1,064	4,963	4,204	—	3,278	28,860	7,453
Interest income	(860)	(602)	(989)	(239)	(267)	(989)	(267)

Loss before income tax provision (benefit)	(120,719)	(49,516)	(106,434)	(24,141)	(47,897)	(131,090)	(52,072)

Income tax provision (benefit)	—	305	(267)	106	8	(267)	8

Net loss	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(47,905)	$(130,823)	$(52,080)

Dividend accretion on preferred stock and common stock subject to repurchase	(31,611)	(38,620)	(64,619)	(14,564)	(43,783)	—	—

Net loss applicable to common stockholders	$(152,330)	$(88,441)	$(170,786)	$(38,811)	$(91,688)	$(130,823)	$(52,080)

Unaudited basic and diluted loss per share					$(28.20)

Unaudited weighted-average shares outstanding—basic and diluted					3,251,878

Unaudited pro forma basic and diluted loss per share			$(60.88)

Unaudited pro forma weighted-average shares outstanding—basic and diluted			2,805,405

Unaudited adjusted pro forma basic and diluted loss per share						$(3.26)	$(1.30)

Unaudited adjusted pro forma weighted-average shares outstanding—basic and diluted						40,094,682	40,210,061

Balance Sheet Data:

(in thousands)

	As of December 31,		As of March 31, 2005
	2003	2004	Actual	Adjusted Pro Forma	Adjusted Pro Forma, As Adjusted for the Offering
				(unaudited)
Cash and cash equivalents	$94,712	$58,348	$29,912	$92,616	$
Cash and cash equivalents—restricted	—	—	—	7,869
Total current assets	135,085	118,910	82,427	153,056
Intangible assets, net	116,477	103,197	95,340	95,340
Total assets	259,623	239,902	196,881	269,611
Total current liabilities	105,122	96,354	100,275	101,398
Long-term debt	—	93,371	93,575	159,973
Common units/stock subject to repurchase	83	248	22,007	—
Convertible, redeemable preferred units/stock	632,934	699,654	721,595	—
Accumulated deficit	(481,927)	(652,713)	(744,401)	(748,019)
Total members’/ stockholders’ (deficit) equity	(482,328)	(651,194)	(742,499)	6,312

RISK FACTORS

An investment in our common stock involves a substantial risk of loss. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to purchase our common stock. Additional risks and uncertainties, including those affecting the market in which we operate or that we currently deem not material, may also impair our business and operations. If any such risks should actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We currently do not generate operating income and may need additional capital in the future. If additional capital is not available, we may be unable to acquire rights to new products and new product candidates and may be forced to delay or curtail the development or marketing of existing products and product candidates.

Our business currently does not generate the cash that is necessary to finance our operations. We incurred a net loss of $47.9 million in the first quarter of 2005, $106.2 million in 2004, $49.8 million (which includes a one-time non-operating gain of $61.0 million) in 2003 and $120.7 million in 2002. We expect our negative cash flow from operations to continue and we cannot assure you that we will generate positive cash flow from operations. The development and approval of our product candidates and the acquisition of new products, as well as the expansion of our sales and marketing capabilities, will require the commitment of substantial funds. Our requirements for additional capital will depend on many factors, including:

•	revenue generated from sales of our owned products and promotion of Lescol brand products;

•	the cost to introduce, market and promote our products in highly competitive markets;

•	the cost to acquire rights to products and product candidates;

•	expenses related to development of our product candidates;

•	the cost to establish and protect our intellectual property rights; and

•	the regulatory approval process for our products.

To the extent our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to market our owned product portfolio, acquire rights to new products and continue the development of our product candidates. We cannot assure you that funds will be available on favorable terms, if at all, for our business activities. To the extent we raise additional capital through the sale of equity securities, the issuance of those securities could result in dilution to our stockholders. If we incur additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. If adequate funds are not available, we may be required to delay or curtail significantly our development and commercialization activities, including our acquisition of rights to marketed products and product development candidates, or ultimately, cease operations.

We have a history of operating losses and cash expenditures, and we may never become profitable.

Through March 31, 2005, we have incurred net losses of $564.4 million and we have expended $691.3 million in cash, which includes $345.0 million that we used to acquire and develop rights to products or intellectual property owned by others. As of March 31, 2005, we had an accumulated deficit of $744.4 million. Our losses to date have resulted principally from developing product candidates, hiring, training and deploying our sales force, product marketing and promotion expenses and general and administrative costs. If we are unable to achieve or maintain profitability, we may not be able to utilize net operating loss carryforwards accumulated by and available to us, amounting to an estimated $194.4 million as of March 31, 2005, to offset future federal taxable net income, if any.

Our future profitability depends on our ability to:

•	promote, market and sell products;

•	obtain and maintain regulatory approval for our products in the United States;

•	enter into agreements to develop and commercialize products;

•	develop and expand our capacity to market products;

•	obtain adequate coverage and reimbursement for our products from insurance companies, government programs and other third-party payors;

•	avoid protracted and complex litigation;

•	retain intellectual property protections and market exclusivity for our products; and

•	maintain sufficient funds to finance our activities.

We may not achieve any or all of these goals and, as a result, we cannot assure you that we will ever become profitable. Even if we do achieve some or all of these goals, we may not become profitable.

Our substantial financial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, which could adversely affect our ability to operate our business.

We are a highly leveraged company, and our financial performance could be affected by our significant indebtedness and our significant debt service obligations. As of March 31, 2005, our pro forma indebtedness was $168.4 million and we expect our annual interest expense to be approximately $28.0 million in 2005 and $35.9 million in 2006, which includes total cash payments of approximately $11.9 million in 2005 and $15.6 million in 2006. Our substantial level of indebtedness could have important negative consequences to you and us, including:

•	we may have difficulty satisfying our obligations with respect to our indebtedness;

•	we may have difficulty obtaining additional financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•	we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	our substantial debt level increases our vulnerability to general economic downturns and adverse industry conditions;

•	our substantial debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	our substantial financial leverage could place us at a competitive disadvantage compared to our competitors that have relatively less debt;

•	our failure to comply with the financial and other restrictive covenants in our debt instruments, which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects; and

•	in the event that we are in default of our obligations to our lenders, we may be unable to cure the default or secure necessary waivers from our lenders, which could result in acceleration of our indebtedness and foreclosure by our lenders on our assets.

You should also be aware that a majority of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. As of March 31, 2005, on a pro forma basis, the carrying value of our total debt would have been $168.4 million, of which $127.2 million, or approximately 76%, would have been subject to variable interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed would remain the same. We are obligated, if commercially reasonable, to enter into one or more interest rate swaps or other hedging arrangements by July 12, 2005 so that at least 50% of our aggregate principal amount of indebtedness outstanding under our term loan credit facilities is subject to a fixed rate interest rate to protect against exposure to interest rate fluctuations. In addition, no voluntary or mandatory prepayments are allowed on our term loan credit facilities prior to April 13, 2006. After such date, prepayments on any of the term loan credit facilities before April 13, 2008 are subject to a prepayment premium. We are required to pay 104% of the amounts to be repaid for any permitted prepayments made between April 13, 2006 to April 12, 2007 and 102% of the amount to be repaid for any permitted prepayments made between April 13, 2007 to April 12, 2008.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets, obtain additional equity capital or refinance all or a portion of our indebtedness. We cannot assure you as to the timing or feasibility of such asset sales, if any, or the amount of proceeds that we could realize from such sales. Further, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Despite our substantial financial leverage, we may still be able to incur more indebtedness. This could increase the risks associated with our significant indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although our credit facilities contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and indebtedness incurred in compliance with those restrictions could be substantial. We are permitted, and in certain circumstances, may be required, to borrow up to an additional $29.625 million under our third-lien term loan. Further, subject to available collateral, we may borrow up to $25.0 million under our revolving credit facility. At March 31, 2005, we had borrowed $7.2 million under our revolving credit facility and an additional $5.1 million was available as of that date. We may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, or fund our working capital needs. If new debt is added to our current debt levels, the related risks that we now face would likely increase.

We are subject to a number of restrictive covenants that may limit our operating and financial flexibility.

Our credit facilities impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

•	incur additional debt;

•	grant liens;

•	pay dividends and make distributions;

•	create subsidiaries;

•	make certain investments;

•	repurchase stock;

•	enter into transactions with certain affiliates;

•	conduct business other than as currently conducted;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer or sell most assets.

In addition, our credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness while borrowings are outstanding under our credit facilities. Our credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios will be affected by certain events beyond our control.

If we are unable to comply with the covenants contained in the credit facilities and/or upon the occurrence of any event of default under the credit facilities, the lenders could:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; and

•	enforce any and all liens and security interests created under the credit facilities, including the forced sale of collateral securing our credit facilities, which constitutes substantially all of our assets.

Because we have a limited operating history, it is difficult to evaluate our business and prospects.

We began commercial operations in July 2000. As a result, we have a limited operating history from which you can evaluate our business and our prospects. We encounter risks and difficulties frequently experienced by early stage companies in rapidly evolving industries such as the pharmaceutical industry. Some of these risks relate to our ability to:

•	support, expand and develop our operations;

•	diversify our sources of revenue;

•	develop and maintain successful strategic relationships;

•	manage our spending as expenses increase due to clinical trials, regulatory approvals and commercialization;

•	raise additional capital;

•	successfully defend ourselves in litigation;

•	respond to technological changes and competition;

•	respond to regulatory changes or demands; and

•	respond to competitive market conditions.

If we are unsuccessful in addressing any of these risks or in executing our business strategy, our business, financial condition or results of operations may suffer.

Our quarterly results have fluctuated in the past and may in the future fluctuate significantly.

Our results of operations may vary from quarter to quarter due to a variety of factors, including sales of branded pharmaceutical products, expenditures incurred to acquire and promote additional products, changes to our customer base, interruptions in supply by third-party manufacturers, the introduction of new products by us or our competitors, the mix of products sold by us, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions that affect customer demand.

In addition, buying patterns of wholesalers and distributors, who represent substantially all of our sales, may vary from time to time. In the event wholesalers and distributors with whom we do business limit their inventory of our products, sales of our products could be adversely affected. For example, in advance of an anticipated price increase, many wholesalers and distributors may order pharmaceutical products in larger than normal quantities. The ordering of excess quantities in any quarter could cause sales of some of our products to be lower in subsequent quarters.

We depend entirely on third parties to manufacture and supply our products.

Third parties manufacture all of our products. We do not have manufacturing facilities or the personnel to manufacture our products independently. Any failure by our third-party manufacturers to achieve, maintain or follow manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could hurt our business. For example, with respect to DynaCirc CR, in the event of a batch failure, we currently bear a substantial portion of the replacement costs for the active pharmaceutical ingredient used in the manufacturing of the replacement product. In the first quarter of 2005, we expensed $1.6 million related to failed DynaCirc CR production batches. Our third-party manufacturers are subject to periodic and ongoing unannounced inspections by the FDA and other federal and state agencies to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations. If our third-party manufacturers fail to comply with these regulatory requirements, they may not be able to continue the production of our products, and we could be subject to fines or sanctions or be precluded from marketing our products. Except for contractual rights and remedies that we have with our manufacturers, we have no direct control over our third-party manufacturers’ compliance with these regulations and standards, or the availability of our products or the quality of the products supplied to us.

In addition, we face the possibility of termination, interruption or non-renewal of our manufacturing agreements by third parties based on their own business priorities, as well as other external factors. Any termination or interruption may be costly or operationally disruptive to us. We currently do not maintain alternative manufacturing sources for any of our products, and we may not be able to locate alternative manufacturers on commercially acceptable terms or in a timely manner in the event of a manufacturing interruption or termination of an existing manufacturing agreement. The number of third-party manufacturers with the expertise and facilities to manufacture pharmaceutical products on a commercial scale is limited. In addition, a change in manufacturer requires formal approval by the FDA before the new manufacturer may produce commercial supplies of our products. We do not currently have business interruption insurance with respect to adverse events that could occur at third-party manufacturers’ facilities. An interruption in the supply of our products could adversely affect our ability to generate revenue from our marketed products or to proceed with clinical trials of products under development.

We are dependent on third parties for the availability of DynaCirc CR, and any interruptions in production or shortages in our supply of DynaCirc CR could adversely affect our financial condition and results of operations.

Our supply agreement with Novartis provides for Novartis to deliver a fixed quantity of DynaCirc CR through March 2006. We are in the process of transitioning the production of DynaCirc CR from

Novartis to Patheon Pharmaceuticals, Inc. and Novartis Consumer Health, Inc. In March 2004, we signed a five year supply and manufacturing agreement with Novartis Consumer Health to granulate the active pharmaceutical ingredient, isradipine, and to package the bulk product. In April 2004, we entered into a five year manufacturing services agreement with Patheon to press the granulated isradipine into tablets. We cannot assure you that our new manufacturers will be able to manufacture sufficient quantities of DynaCirc CR to meet the anticipated demand for the product. Any shortage would adversely affect our ability to meet demand and generate sales of DynaCirc CR, which could adversely affect our financial condition and results of operations. For example, sales of DynaCirc CR decreased from $10.6 million in the first quarter of 2004 to $6.5 million in the corresponding period in 2005 due primarily to inventory supply shortages of DynaCirc CR as a result of manufacturing difficulties.

We also depend on Novartis to supply the active pharmaceutical ingredient, isradipine, used to manufacture DynaCirc CR, which is purchased on an ad hoc basis. Novartis is the only FDA-approved manufacturer of isradipine for use in DynaCirc CR. We are in the process of replacing Novartis with Austin Shasun, LLC as our supplier of isradipine. In September 2003, we entered into a seven year supply agreement with Shasun to supply isradipine for use in DynaCirc CR, subject to Shasun receiving FDA approval as an alternative source of isradipine for DynaCirc CR. If Shasun does not receive FDA approval, we will be unable to realize anticipated cost savings and our margins will be reduced, which could adversely affect our financial condition and results of operations. In addition, Novartis may not supply sufficient quantities of isradipine, either currently or in the future, as necessary to meet the anticipated demand for DynaCirc CR, which could adversely affect our results of operations and financial condition.

We rely on third parties to conduct our clinical trials.

Although we design and manage our current preclinical studies and clinical trials, we do not have the ability to conduct clinical trials for our product candidates. In addition to our collaborative partners, we rely on contract research organizations, medical institutions, clinical investigators and contract laboratories to recruit and enroll patients in our clinical trials, perform data collection and analysis and other aspects of our clinical trials. We also rely on third parties to assist with our preclinical studies, including studies regarding biological activity, safety, absorption, metabolism and excretion of product candidates.

Our preclinical development activities or clinical trials may be delayed, suspended or terminated if:

•	these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines;

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to our clinical protocols or for other reasons; or

•	these third parties need to be replaced.

If the quality or accuracy of the clinical data obtained by contract research organizations, medical institutions and clinical investigators is compromised, we may not be able to obtain regulatory approval for, or successfully commercialize, our drug candidates. We may not be able to enter into replacement arrangements without undue delays or excessive expenditures. Third parties failure to perform will increase our development costs and may delay our ability to obtain regulatory approval and prevent the commercialization of our drug candidates, which could adversely affect our results of operations and financial condition.

Antara, the fenofibrate product we licensed from Ethypharm SA, could be found to infringe certain patents, in which case we may not be able to continue to market this product and may be liable for substantial damages.

On November 30, 2004, the FDA approved our New Drug Application, or NDA, for Antara, the fenofibrate product we licensed from Ethypharm. In June 2004, we filed a complaint in the United States District Court for the District of Delaware seeking a judicial determination that the manufacture, importation and sale of Antara would not infringe any valid claim of four patents owned by Laboratoires Fournier S.A. and licensed to Abbott, which we refer to as the Fournier Patents. The complaint also seeks a determination that the Fournier Patents are either invalid or unenforceable against us because of the inventors’ inequitable conduct in obtaining the patents in proceedings before the United States Patents and Trademark Office. In January 2005, Abbott and Fournier filed an answer to the complaint as well as a counterclaim alleging that Antara infringes two of the Fournier Patents. Additionally, Abbott and Fournier are continuing to prosecute a number of additional patents related to fenofibrate which, if issued, could also be included in their infringement counterclaim. The trial in this matter has been scheduled for August 2006. A hearing to determine the scope of the claims of the Fournier Patents has been scheduled for April 2006. We have incurred and expect to continue to incur substantial expenses in connection with this litigation and it may divert the time and effort of our management. An adverse outcome in this litigation could result in our being unable to continue to market Antara, which could have a material adverse impact on our financial performance. In addition, as a result of our decision to launch Antara prior to resolution of the litigation, we could be subject to substantial liability for damages if the lawsuit is not resolved in our favor.

A judicial determination that the Fournier Patents are invalid would allow our competitors to introduce fenofibrate products that compete with Antara.

In connection with our complaint filed in the United States District Court for the District of Delaware seeking a judicial determination that the manufacture, importation and sale of Antara would not infringe the Fournier Patents, we anticipate presenting evidence that the Fournier Patents are invalid and unenforceable. Five other actions by our competitors involving the validity and/or enforceability of the Fournier Patents are also pending. Although judicial determination that all of the Fournier Patents are invalid or unenforceable will enable us to continue to manufacture, import and sell Antara, such a determination would also allow our competitors to introduce fenofibrate products that compete with Antara, which could have a material adverse effect on our business, financial condition and results of operations.

Our revenue depends and will likely continue to depend on a limited number of products.

We currently market five brands of products and derive a substantial portion of our revenue from sales of these products. In 2004 and the first quarter of 2005, sales of DynaCirc CR and the Rythmol family of products combined to account for 71% and 66% of our net product sales, respectively, while the Lescol family of products accounted for all of our promotion revenues. We believe that sales of a limited number of products will continue to constitute a significant portion of our revenue for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products could also have a material adverse effect on our business, financial condition and results of operations.

Concentration of our customers may have a material adverse impact on our business, financial condition and results of operations.

Our revenue is currently dependent upon a small number of customers. Our top three wholesalers together accounted for 71%, 70%, 74% and 77% of gross product sales in 2002, 2003, 2004 and the first quarter of 2005, respectively, and 90%, 76% and 74% of the gross accounts receivable balance at December 31, 2003 and 2004 and March 31, 2005, respectively. Our largest customer accounted for 33%, 26%, 31% and 44% of gross product sales in 2002, 2003, 2004 and the first quarter of 2005, respectively, and 20%, 12% and 23% of the gross accounts receivable balance as of December 31, 2003 and 2004 and March 31, 2005, respectively. The loss of any one of these customers could have a material adverse effect on our business, financial condition and results of operations.

The large wholesalers are also requiring manufacturers of pharmaceutical products to enter into distribution service agreements pursuant to which the pharmaceutical manufacturers pay to the wholesalers a fixed percentage of sales in exchange for certain distribution related services. The failure to enter into an agreement with any of the large wholesalers may result in the wholesaler determining not to buy or distribute our products, which could have a material adverse effect on our business, financial condition and results of operations.

Consolidation among distributors or retailers could reduce their inventory levels of our products.

The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a limited number of large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as a result of consolidation of the retail market. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses, thereby stimulating product returns to us. Further consolidation or financial difficulties of our customers could also lead our customers to reduce their inventory levels, or otherwise reduce purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

If we cannot acquire rights to marketed products or product development candidates, the ability to develop our business could be reduced significantly.

An important component of our business strategy is to acquire rights to marketed products or product development candidates from other pharmaceutical firms, biotechnology companies or academic research laboratories. Competition for such opportunities can be intense. If we are not able to identify and enter into commercially reasonable agreements for such products or development candidates, our ability to grow our business could be adversely affected.

Any difficulties we encounter in integrating the marketed products or product development candidates we acquire or develop could damage our business.

Once we acquire a marketed product or development candidate, we must integrate the newly acquired product or development candidate into our existing business. The process of integrating any new acquisition could be expensive and time-consuming. In addition, we may not be able to integrate any new product acquisition successfully. Once we have obtained rights to or developed a pharmaceutical product, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. If we are not able to generate sufficient sales or our sales subsequently decline, we may need to record a write-off of the intangible value allocated to acquired products. In addition, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, and we may not be able to compete favorably in those product categories. Any difficulties in integrating the marketed products or product development candidates we develop or acquire could damage our business.

We may have difficulties managing our growth.

We may need to expand and effectively manage our operations to successfully facilitate additional collaborations and pursue future product acquisition and drug development opportunities, and further our promotional and developmental efforts for existing and future products. If our growth accelerates, it may place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient number of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees, our business could suffer significantly.

If we purchase inventory in excess of demand, our results of operations and cash flows may be adversely affected.

We must estimate demand prior to ordering our inventory. As a result, it is possible that we could purchase inventory quantities in excess of realized demand. This purchase of excess inventory could have a material adverse effect on our results of operations and cash flows.

Third parties may own or control intellectual property that our products may infringe.

We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. If any litigation or claims are resolved against us, we may be required to do one or more of the following:

•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue and costs, or both;

•	obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, if at all; or

•	redesign our products to make them non-infringing, which would be costly and time-consuming and may require additional clinical trials or may not be possible at all.

Because patent applications can take many years to issue, there may be pending applications, unknown to us, that may later result in issued patents that our drug candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult, if not impossible, to determine how such disputes would be resolved.

Furthermore, because of the substantial amount of discovery required in connection with this kind of litigation, there is a risk that some of our confidential information could be required to be publicly disclosed. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

An inability to protect our intellectual property could harm our competitive position.

Our success will depend in part on our and our partners’ ability to obtain patents and maintain adequate protection of other intellectual property for our technologies and products in the United States. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate our competitive advantage.

The patent positions of pharmaceutical and biotechnology companies, including our patent positions, involve complex legal and factual questions, and as a result, the validity and enforceability of our patent positions cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. In order to protect or enforce our intellectual property rights, we may initiate actions against third parties. The prosecution of actions involving disputes related to intellectual property is costly and could divert technical and management personnel from their normal responsibilities. In addition, we will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that we cover our proprietary technologies, products and product candidates with valid and enforceable patents. We may fail to apply for patents on important technologies or products in a timely fashion, if at all, and in any event, the applications we do file may be challenged and may not result in issued patents. Any patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies or products. In addition, if challenged, our patents may be declared invalid. Even if valid, our patents may fail to provide us with any competitive advantages.

We also rely upon trade secret protection for our confidential and proprietary information. We have taken measures to protect our proprietary information; however, these measures may not provide adequate protection. We seek to protect our proprietary information by entering into confidentiality agreements with our employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. We may also hire scientific personnel formerly employed by other companies, and either we or these individuals may become the subject of allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

We also engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or other third parties may have rights in inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the U.S. Congress. These bills address various aspects of patent law, including publication, patent term, re-examination of subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on our intellectual property estate is uncertain.

If we fail to meet certain milestones under our license agreements, we may lose our exclusive marketing rights to Antara and Omacor.

We license from other pharmaceutical companies commercialization rights to products and technologies that are important to our business. Our license agreements for Antara and Omacor require us to develop the markets for the products we license. If we do not develop these markets, we may lose exclusive marketing rights, and if we breach these license agreements, the licensors may be entitled to terminate these license agreements. For example, we license the North American rights to Antara from Ethypharm. In order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the United States and Canada until February 2012 or pay amounts to Ethypharm to compensate for any shortfall.

If clinical trials for our product candidates are unsuccessful or regulatory approvals are delayed, our timely development and commercialization of such candidates would be impaired significantly.

Some of the product candidates we acquire rights to are in mid- to late-stage clinical development. To obtain regulatory approvals for commercial sale, we must complete the formulation and development of these product candidates and demonstrate through well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and abroad, that they are safe and effective for use in humans. In addition, if we choose to make claims of superiority over currently marketed competitive products, we must support such claims with scientific evidence from our trials. Conducting clinical trials is a complicated, time-consuming and expensive process. In the event we incorrectly design or carry out human clinical trials or such trials fail to demonstrate clinical significance, we will not likely be able to obtain FDA approval for product candidates.

We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. The commencement and rate of completion of clinical trials for the product candidates we are developing may be delayed by many factors, including:

•	unforeseen safety issues;

•	lack of demonstrated efficacy in the trials;

•	slower than expected rate of patient recruitment and enrollment;

•	inability to monitor patients adequately during or after treatment;

•	delays in obtaining regulatory approvals to commence a study; or

•	changes in regulatory policy.

In addition, all of our product candidates are prone to the risks of failure inherent in drug development. The results from preclinical animal testing of our product candidates may not be predictive of results obtained in later human clinical trials. Further, although a new product may show promising results in early human trials, it may subsequently prove unfeasible or impossible to generate sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical studies is susceptible to varying interpretations that may delay, limit or prevent regulatory approval. In addition, the administration of any product we develop may produce undesirable side effects or safety issues that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain FDA approval for any or all targeted indications. We may encounter regulatory delays or rejections as a result of many factors, including results that do not support our claims, defects in the design of the trials and changes in the regulatory environment. Although we may spend funds to acquire rights to a product candidate or even receive FDA approval for a product candidate, we may not be able to commercialize a product candidate successfully. Our business, financial condition and results of operations may be materially adversely impacted by any delays in, or termination of, our trials, or a determination by the FDA that the results of our trials are inadequate to obtain regulatory approval. We may discontinue the development of any of our products under development at any time.

If we do not successfully attract and retain collaborative partners, or if our collaborative partners do not satisfy their obligations to us, we may be unable to develop some or all of our product candidates.

Our business strategy includes entering into collaborations with third parties for the research, development and commercialization of some of our product candidates. For example, we have entered into collaborative arrangements with Eurand, Ethypharm, Pronova and various clinical research organizations. These arrangements may not be commercially successful. The untimely termination of any of these arrangements might adversely affect our ability to develop, commercialize and market our product candidates.

The success of these collaborative partnerships depends heavily on the efforts and cooperation of our collaborative partners, which have significant discretion in determining the resources they will apply to their collaborations. The risks we face include the following:

•	collaboration agreements are, or are expected to be, for fixed terms and subject to termination under various circumstances, including, in many cases, on short notice without cause;

•	collaboration agreements may prohibit us from conducting specified types of research and development in the field that is the subject of our partnership;

•	collaborative partners may develop and commercialize, either alone or with others, products that are similar to or competitive with the products covered by our agreements with them; and

•	collaborative partners may change the focus of their development and commercialization efforts, which in turn would impact our ability to develop and commercialize our product candidates on a timely basis.

Conflicts may arise in our collaborations due to one or more of the following:

•	disputes with respect to payments we or our collaborative partners believe are due under a collaboration agreement;

•	disagreements with respect to ownership of intellectual property rights;

•	unwillingness of our collaborative partners to keep us informed regarding the progress of their development and commercialization activities, or to permit public disclosure of these activities;

•	financial difficulties of collaborative partners, which prevent them from having available funds to contribute to our collaborations;

•	delay of a collaborative partners’ development or commercialization efforts with respect to our drug candidates; or

•	termination or non-renewal of the collaboration.

Conflicts arising with our collaborators could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

The growth of our business and development of additional product candidates may require that we seek additional collaborative partners. We cannot assure you that we will be able to enter into agreements with collaborative partners on terms acceptable to us. Our inability to enter into such agreements or our failure to maintain such arrangements could limit the number of product candidates that we could develop and ultimately decrease our sources of future revenue.

Our executive officers and other key personnel are critical to our business and our future success depends on our ability to retain them.

We are highly dependent on the principal members of our management team, including Ernest Mario, Ph.D., our Chairman and Chief Executive Officer, Joseph S. Zakrzewski, our Chief Operating Officer and Robert R. Ferguson III, our Chief Financial Officer. Employment agreements with these executives are short-term in nature and can be terminated by either party on short notice. Due to intense competition for personnel from other companies, government entities and other organizations, we may be unsuccessful in attracting and retaining key personnel. We do not carry key man life insurance. If we lose any of our key personnel, or are unable to attract and retain qualified replacements in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

We may be required to take actions that are inconsistent with our business objectives to avoid being deemed an investment company under the U.S. Investment Company Act of 1940.

The U.S. Investment Company Act of 1940, commonly known as the Investment Company Act, provides generally that a company is an investment company that must register as an investment company under the Investment Company Act and comply with its regulations if:

•	the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities; or

•	more than 40% of the value of the company’s total assets is represented by investment securities.

The Investment Company Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters. Compliance with these regulations would not be compatible with our operations.

As a result of this offering, we will own securities and/or cash having a value exceeding 50% of the value of our total assets on either a consolidated or unconsolidated basis, and investment securities may comprise more than 40% of our assets. Nevertheless, as a company engaged in the sale, marketing and development of pharmaceutical products, we do not consider ourselves to be “engaged in the business” of investing, reinvesting or trading in securities within the meaning of the Investment Company Act. We intend, therefore, to rely on a safe harbor exemption from the Investment Company Act for so-called “transient investment companies.”

Consistent with the “transient investment company” safe harbor, we will have to reduce our holdings of “investment securities” (within the meaning of the Investment Company Act) to not more than 40% of our total assets as soon as is reasonably possible and in any event within one year from the closing of the offering. This reduction could be attempted in a number of ways, including the disposition of securities and the acquisition of other assets that would not constitute investment securities for purposes of the Investment Company Act. If we are required to sell securities, we may sell them sooner than we otherwise would, the sales may be at depressed prices, and we may never realize anticipated benefits from, or may incur losses on, those investments. We may not be able to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. We may also incur tax liabilities when we sell our assets. If we decide to try to acquire additional assets that would not constitute investment securities, we may not be able to identify and acquire suitable assets.

If the steps described above do not achieve a sufficient reduction in our holdings of investment securities within the prescribed period, we will be forced to liquidate some of our securities holdings and invest the proceeds in U.S. Government securities and cash items, with a resulting loss in yield, pending our use of such proceeds to acquire additional non-investment assets.

Our assets reflect substantial intangible assets, and it is possible that we may never realize their value.

Our total assets reflect substantial intangible assets. As of March 31, 2005, the book value of net intangible assets represented approximately 48% of our total assets. The intangible asset value represents the excess of cost over the fair value of the separate assets acquired by us since we began commercial operations in July 2000. There can be no assurance that we will ever realize the value of such assets. These intangible assets are amortized on a straight-line method over three to seven years. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of these assets may no longer be recoverable, in which case a charge to earnings could become necessary. Any determination requiring the write-off of a significant portion of unamortized intangible assets would adversely affect our results of operations and financial condition.

We could be forced to pay substantial damage awards if product liability claims are brought against us successfully and our sales may be adversely affected if product recalls or withdrawals occur.

The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims whether or not the drugs are actually at fault for causing an injury. Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to a large patient population for some time. As our products are used more widely and by patients with varying medical conditions, the likelihood of an adverse drug reaction, unintended side effect or incidence of misuse will increase. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which would adversely affect our financial performance. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

We currently have product liability insurance coverage with a $25.0 million aggregate limitation, subject to a deductible of $50,000 per occurrence. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

Product recalls, product field alerts and product market withdrawals may be issued at our discretion, at the direction of the FDA, other government agencies or, in some cases, at the discretion of the companies from which we license rights to a particular product. From time to time, we may recall products for various reasons, including failure of our products to meet specifications or maintain their stability through their expiration dates. We may also withdraw a product from the market for safety or other reasons. Any recall or product field alert has the potential of damaging the reputation of the product. Any significant recalls could materially affect our sales or the prescription trends for the products and damage the reputation of the products. Any market withdrawals of a product would preclude future sales of the product and could result in significant returns of the product as well as product liability claims being filed against us. In any of these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payors, our revenues and potential profitability will suffer.

Our products may not gain or maintain market acceptance among physicians, patients, healthcare payors or the medical community at large. The degree of market acceptance of any of our products depends on a number of factors including:

•	demonstration of clinical safety and efficacy;

•	cost effectiveness;

•	potential advantages over alternative therapies;

•	coverage and reimbursement policies of government and other third-party payors; and

•	effectiveness of our marketing, promotion and distribution efforts.

The commercial success of our products will depend in significant part on the availability of reimbursement from third-party payors, including government health administrators under programs including Medicare and Medicaid, managed care organizations (MCOs) and private health insurers. Third-party payors are increasingly challenging the pricing of pharmaceutical products. We cannot assure you that third-party payors will consider our products cost-effective or provide coverage of and reimbursement for our products in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved healthcare products and newly approved indications for new and existing products. Third-party payors may conclude that our products are less safe, less effective or less cost-effective than existing products. Therefore, third-party payors may not approve our products for coverage and reimbursement. If third-party payors do not approve our products for coverage or reimbursement or fail to reimburse them adequately, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payors make reimbursement available, reimbursement levels may not be sufficient to make the sale of these products profitable to us.

The market for our products also depends significantly on access to formularies, which are lists of medications for which third-party payors, such as government and private health insurers and MCOs, provide reimbursement. These formularies are increasingly restricted and pharmaceutical companies face significant competition in their efforts to place their products on them. This increased competition has created a trend of downward pricing pressure in the industry. In addition, many third-party payors, in particular MCOs, are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapeutic category or disease state. Our products might not be included in the formularies of third-party payors, and downward pricing pressure in the industry generally may negatively impact our results of operations.

If our products do not achieve significant market acceptance, we are not likely to generate significant revenues and attain profitability.

Changes in stock option accounting treatment may adversely affect our results of operations.

Changes in stock option accounting treatment, which are effective for annual periods beginning after June 15, 2005, will require us to account for employee stock options as compensation expense in our financial statements. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options or other equity instruments or by incurring liabilities to an employee or other supplier in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or that require or may require settlement by issuing the entity’s equity shares or other equity instruments. We are required to implement SFAS 123R in our first quarter of 2006. We are currently evaluating the expected impact that the adoption of SFAS 123R will have on our consolidated financial position and results of operations. However, the implementation of SFAS 123R could materially and adversely affect our reported results of operations and our timing to achieve profitability.

Effective as of January 1, 2006, we or Novartis may terminate our promotion agreement for Lescol and Lescol XL without cause upon 90 days’ advance written notice. If the promotion agreement is terminated, our profitability with respect to the Lescol family of brands may be reduced significantly.

In April 2005, we and Novartis agreed to extend the term of our promotional efforts on Lescol and Lescol XL through December 31, 2007. Under the terms of the agreement, either party has the right to terminate the promotion agreement without cause upon 90 days’ advance written notice with effect from or after January 1, 2006. If the promotion agreement is terminated, our profitability with respect to the Lescol family of brands may be reduced significantly.

Novartis controls the managed care contracting, pricing and distribution of Lescol and Lescol XL.

Although we have the exclusive right to promote and market Lescol and Lescol XL (other than with respect to Novartis), Novartis controls the pricing and distribution of these products, and we do not have any right to challenge Novartis on its decisions relating to managed care contracting, pricing and distribution matters. Since our promotion revenues are based on net sales of Lescol and Lescol XL, actions by Novartis regarding managed care access, pricing and distribution of Lescol or Lescol XL may negatively impact the amount of our promotion revenues, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Our Industry

We operate in a highly competitive market, and we may not be able to compete effectively.

We compete with other pharmaceutical companies, including large global pharmaceutical companies with financial resources, marketing capabilities and experience in obtaining regulatory approvals substantially greater than ours, for products, product line acquisitions and market share. For example, our DynaCirc products compete with Norvasc and Plendil, which are manufactured by Pfizer and AstraZeneca PLC, respectively. Norvasc and Plendil together accounted for approximately 59% of U.S. calcium channel blocker sales in 2004. Antara competes with Tricor, which is manufactured by Abbott, and with generic forms of gemfibrozil. Tricor accounted for approximately 88% of U.S. fenofibrate sales in 2004. We also compete with other pharmaceutical companies for new product acquisitions and licensing opportunities. Some of these competitors include Forest Laboratories, Inc., Shire Pharmaceuticals Group plc, Kos Pharmaceuticals, Inc., King Pharmaceuticals, Inc., and First Horizon Pharmaceutical Corporation.

Our products may later compete with products currently under development by others. For example, several companies are planning to introduce additional fenofibrate products using the same active pharmaceutical ingredient and targeting the same indication as Antara. Products now in use, under development or acquired by other pharmaceutical companies may be safer, more effective or offered at lower prices than our current or future products. Competitors may also be able to complete the regulatory process sooner and therefore may begin to market their products in advance of our products. Even if our products under development prove to be more effective than those developed by other entities, our competitors may be more successful than we are in marketing their products because of their greater financial resources, stronger sales and marketing efforts and other factors. We believe that competition in product sales is based on, among other things, safety, product efficacy, reliability, availability and price. We cannot assure you that (i) we will be able to acquire commercially attractive pharmaceutical products, (ii) additional competitors will not begin to compete with our products or (iii) competition for products and product line acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

If we do not obtain regulatory approvals for our products or comply with other regulatory requirements, it could prevent or delay us from selling our products.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, export, marketing, and distribution of our products are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable governmental authorities in foreign countries. We are dependent on obtaining timely regulatory approvals before our products can be sold. The FDA approval process for a particular drug candidate can take several years and requires us to dedicate substantial resources to securing approvals, and we cannot assure you that we will receive regulatory approval for our drug candidates. In order to receive approval from the FDA for each drug candidate, we must demonstrate that a new drug product is safe and effective for its intended use, and that our manufacturing processes for that drug candidate complies with cGMPs. In addition, we must demonstrate to the FDA that each generic drug candidate is equivalent to a drug previously approved by the FDA. The FDA may delay or deny approval of our product candidates for these and other reasons. The FDA also has the authority to revoke drug approvals previously granted and remove these products from the market for a variety of reasons, including, among others, a failure to comply with applicable regulations or the discovery of previously unknown problems with the product. Further, the FDA may condition approval of our product on the completion of additional post-marketing clinical studies. These post-marketing studies may suggest that our product causes undesirable side effects or safety issues. If data we collect from post-marketing studies suggest that one of our approved products may present a risk to safety, the FDA could withdraw our product approval, suspend production or place other marketing restrictions on our products. Other manufacturers may also conduct clinical trials that could lead to the publication of results that suggest safety concerns involving our products. For example, we are aware of multiple third-party clinical studies with Omacor and other products containing omega-3 acid ethyl esters. We do not control the design, administration or data analysis of these trials. If the results of these studies suggest that products containing omega-3 acid ethyl esters present a risk to safety, FDA could temporarily or permanently withdraw Omacor from the market or impose other regulatory or marketing restrictions.

We and our third-party manufacturers must also comply with the FDA’s cGMP regulations, which include requirements related to production processes, quality control and assurance and recordkeeping. Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, delays in or denials of new product approvals, warning letters, fines, consent decrees restricting or suspending manufacturing operations, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales, and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business and our financial condition.

We face generic and other competition that could reduce our sales volumes and revenues.

Upon loss of patent protection or FDA-granted marketing exclusivity, most branded prescription pharmaceutical products experience competition from lower cost generic drugs. This most often results in the reduction or discontinuation of promotional activities in support of the branded products. Government agencies, third-party payors and pharmacies often put pressure on patients to purchase generic or other products instead of branded products as a way to reduce healthcare costs. Third-party payors usually require substitution and pharmacists can substitute generic or other competitive products for our branded products even when prescribed by physicians. An increase in the amount of generic or other competition against any one or more of our products could reduce our sales volumes and adversely impact our revenues. For example, net sales of Axid in 2001 totaled $202.0 million. After losing patent protection in April 2002 and marketing exclusivity in July 2002, net sales of Axid decreased to $64.7 million in 2002 and negative $11.0 million in 2003 resulting from product returns. In addition, DynaCirc, the predecessor to DynaCirc CR, lost patent protection in August 2003. As a result, a generic equivalent of DynaCirc may be introduced in the near future. To date, no generic isradipine products have been approved by the FDA, but we recently became aware that an Abbreviated New Drug Application, or ANDA, was filed for isradipine in November 2004. Net sales of DynaCirc in 2004 totaled approximately $22.3 million. If a generic equivalent of DynaCirc is introduced, it will have a negative impact on the net sales of DynaCirc and potentially could have a negative impact on the net sales of DynaCirc CR.

Rythmol SR has FDA-granted marketing exclusivity through September 2006 under the Hatch-Waxman Act. In addition, it is protected by a formulation patent that expires in October 2014. DynaCirc CR is protected by formulation patents, the last of which expires in July 2008. Lescol and Lescol XL have patent exclusivity through December 2011. InnoPran XL has FDA-granted marketing exclusivity under the Hatch-Waxman Act through March 2006 and is covered by a formulation patent that expires in October 2021. Antara does not have any FDA-granted marketing exclusivity but is protected by a formulation patent which expires in August 2007. Omacor, being a new chemical entity, has FDA-granted marketing exclusivity through November 2009 and is protected by formulation patents, the last of which expires in August 2014. Our competitors may be able to design around these patents, and therefore, may be able to introduce competitive products. In addition, generic versions of our products may be introduced upon expiration of the patents covering these or other products containing the same active pharmaceutical ingredient or prior to expiration upon a judicial determination of non-infringement or invalidity. For example, in May 2005, Teva obtained final FDA approval to market a generic version of Abbott’s 160 mg tablet, which contains the same active pharmaceutical ingredient as Antara. Three other companies have also filed ANDAs seeking approval to manufacture generic versions of Abbott’s 160 mg Tricor tablet and two companies have filed a less-burdensome form of an NDA called a 505(b)(2) NDA with the FDA seeking to market branded 160 mg versions of fenofibrate, one of which received approval in May 2005. The marketing of such a generic or branded version could reduce our net sales of Antara and adversely impact our revenues.

The Medicare Prescription Drug Improvement and Modernization Act of 2003, also known as the Medicare Act, modified the rules governing the timing of generic drug approval, as well as eligibility for marketing exclusivity periods. Previously, the FDA required that generic applicants claiming patent invalidity or non-infringement give us notice each time either an ANDA, was submitted or amended to claim invalidity or non-infringement of newly listed patents. If we filed a patent infringement suit against the generic applicant within 45 days of receiving such notice, the FDA was barred from approving the ANDA for 30 months unless specific events occurred sooner. To avoid multiple 30-month stays for the same branded drug, the Medicare Act modified the relevant provisions of the Hatch-Waxman Act so that a 30-month stay will only attach to patents that are listed in the FDA’s Orange Book at the time an ANDA is filed. Although the ANDA filer is still required to certify against a later-listed patent and the NDA holder can still bring suit based upon infringement of that patent, any patent infringement suit we bring would no longer trigger an additional 30-month stay of FDA approval of the ANDA. As a result, generic substitutes of our branded pharmaceutical products could be approved sooner.

If we do not keep pace with rapid technological change, we will be unable to capture and sustain a meaningful market position.

The pharmaceutical industry is subject to significant and rapid technological change. Changes in technology may require us to make substantial investments to maintain our competitive position and may provide opportunities for new competitors to enter our market. In addition, developments by others may render our products or technologies obsolete or noncompetitive. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours, which could have a material adverse effect on our business.

The Medicare prescription drug coverage law and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to market and sell our products profitably. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system. For instance, on December 8, 2003, President Bush signed into law the Medicare Act, which changes significantly the way that Medicare will cover and reimburse pharmaceutical products, including by establishing a new prescription drug benefit. Under the Medicare Act, beginning January 1, 2006, Medicare beneficiaries may obtain subsidized prescription drug coverage from private sector providers through this prescription drug benefit. In the interim, in 2005, the Centers for Medicare and Medicaid Services, or CMS, which is the agency within the Department of Health and Human Services that administers the Medicare program, established a temporary drug discount card program through which beneficiaries may obtain cost savings on their prescription medications. The Medicare Act permits private sector providers participating in the prescription drug benefit program, as well as in the temporary drug discount card program, to limit the number of prescription drugs that will be covered in each therapeutic category and class on their formularies. Each of our products, with the exception of Omacor, is included on formularies under the drug discount card program. However, we cannot predict whether our products will be placed on any or all formularies of private sector providers participating in the prescription drug benefit program in 2006 and beyond. As with formularies of other third-party payors, if our products are not placed on the formularies of these private sector providers, this may negatively impact our results of operations. Further, because many governmental and private third-party payors rely on Medicare policies as a guideline in setting their own policies, treatment of our products under the new prescription drug benefit may result in lack of coverage or inadequate or no reimbursement not only for Medicare beneficiaries, but also for other insured patients.

It remains difficult to predict the impact that the Medicare Act will have on us and our industry. The expanded access to prescription medications afforded by Medicare coverage of prescription drugs may increase the volume of pharmaceutical sales. However, this potential sales volume increase may be offset by increased downward pricing pressures resulting from the enhanced purchasing power of the private sector providers that will negotiate pharmaceutical pricing on behalf of Medicare beneficiaries.

In addition to changes to the Medicare program affecting our products, there have been and likely will continue to be legislative and regulatory proposals at the state and federal level that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing programs and agreements in which we also participate. The Medicaid drug rebate program was established by the Omnibus Budget Reconciliation Act of 1990 and amended by the Veterans Health Care Act of 1992. Under this program, we are required to provide a rebate for each unit of our products that is reimbursed by the Medicaid program. Rebate amounts for our products are statutorily set at a minimum 15.1% of the average manufacturer price, or AMP, of the product, or, if it is greater, the difference between AMP and the best price available from us to any customer. These amounts are adjusted for inflation if AMP increases faster than inflation. Rebate amounts are calculated on a quarterly basis, and calculation of rebates involves interpretation of relevant statutes and regulations, which are subject to challenge or change in interpretation. While we believe we are in compliance in all material respects with applicable Medicaid statutory and regulatory requirements, we cannot provide any assurance that current or future administrative or judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on our business. Under the terms of our Medicaid drug rebate agreements, we are to adjust rebate payments reported in previous quarters if a correction is necessary. Any such adjustment could result in an overage or underage in our rebate liability for previous quarters, depending upon whether the adjusted rebate payments are greater or less than those previously reported. In addition to retroactive rebates, if we were found to have knowingly submitted false information to the government, civil monetary penalties could be assessed in the amount of $100,000 per item of false information.

Recent developments regarding the Medicaid program that may affect our ability to market and sell our products include the following:

•	Many states are seeking rebates in excess of the amounts required by federal law. A number of states are participating in multi-state pooling supplemental rebate agreements in an effort to increase purchasing power to generate larger rebates and discounts from pharmaceutical companies. Other cost-containment measures, such as restrictions on access to certain medications, have been proposed and, in some instances, enacted by states.

•	There have been and we expect there will continue to be federal legislative proposals to modify current Medicaid rebates.

•	The Medicare Act requires that, beginning January 1, 2006, individuals who are jointly eligible for Medicare and Medicaid are to obtain their prescription medications through the Medicare prescription drug benefit, rather than through the Medicaid program.

We are required by federal law to provide rebates and discounts under other pharmaceutical pricing programs and agreements as well. Participation in the Medicaid drug rebate program requires that we provide comparable discounts for pharmaceutical products under the Public Health Service, or PHS, pharmaceutical pricing program. The PHS pricing program extends these discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as to “disproportionate share” hospitals that serve a high percentage of low-income Medicare beneficiaries. We are also required to provide minimum discounts based off of a defined “non-federal average manufacturer price” for purchases by certain federal government entities, such as the U.S. Department of Defense and the U.S. Department of Veterans Affairs.

There is considerable political pressure to allow the importation into the United States of prescription drugs that are marketed outside the United States and sold at prices regulated by the governments of various countries. If any such proposals were to be enacted or adopted, the resulting potential for importation of lower-priced drugs from foreign sources may limit or erode our product sales.

Our results of operations could be materially and adversely affected by implementation of the Medicare Act, by the possible effect of the Medicare Act on coverage and reimbursement of our products by private third-party payors and by other healthcare reforms including, but not limited to, those changing state Medicaid drug rebate laws, that may be enacted or adopted in the future. Efforts of federal, state and local governments to contain or reduce the cost of health care or otherwise reform the health care system are likely to continue, and such legislation and regulations, if enacted or adopted, may adversely affect the demand for our products, as well as the way we conduct business, which, in turn, may negatively impact our results of operations.

Government investigations or litigation related to average wholesale price of pharmaceutical products could impact our business.

The federal government, certain state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies alleging that the reporting of prices for pharmaceutical products has resulted in a false and overstated average wholesale price, which in turn is alleged to have improperly inflated the reimbursement paid by Medicare beneficiaries, insurers, state Medicaid programs, medical plans and others to health care providers who prescribed and administered those products. These same payors are also alleging that companies are not reporting their “best price” to the states under the Medicaid program. We are currently a named defendant in eight of these cases related to our sales of Axid between January 2001 and July 2002, the outcome of which we do not expect to have a material adverse effect on our operating results or financial condition; however, we may become a party to other investigations and legal proceedings related to the average wholesale price of products or other pricing issues, which could have an adverse effect on our operating results and financial condition.

The manufacture and storage of pharmaceutical and chemical products is subject to a range of environmental, health and safety laws and regulations, and failure of our third-party manufacturers and warehousemen to comply with these laws and regulations could result in suspension of their operations and impair our ability to satisfy the market demand for our products.

Because of the chemical ingredients used in the manufacture of pharmaceutical products and the nature of the manufacturing processes, the pharmaceutical industry is subject to extensive environmental regulation and can incur significant costs to manage and respond to environmental problems. The industry is also subject to health and safety laws. If our third-party manufacturers fail to comply with environmental, health and safety laws or regulations, fail to manage, use, or dispose of hazardous materials properly, or otherwise fail to comply with the conditions attached to their operating licenses and permits, their licenses and permits could be revoked, and they could be subject to civil or criminal sanctions and/or substantial liability or could be required to suspend or modify their operations. Such circumstances could impair our ability to meet the market demand for our products.

Our efforts to comply with federal and state fraud and abuse laws could be costly, and, if we are unable to fully comply with such laws, we could face substantial penalties.

We are subject to extensive federal fraud and abuse laws and regulations. If our operations, including activities conducted by our sales force, are found to be in violation of these laws, we may be subject to significant civil and criminal penalties, damages, fines, exclusion from third-party payor programs such as Medicare and Medicaid, and the curtailment or restructuring of our operations. In addition, many states have adopted laws similar to federal fraud and abuse laws. Some of these state prohibitions apply to the referral of patients for health care services reimbursed by any source, not only the Medicare and Medicaid programs or other governmental payors. Moreover, certain states also have adopted compliance obligations for pharmaceutical companies which require compliance with the industry’s voluntary guidelines and related federal government compliance guidance. Our ongoing efforts to comply with these laws may be costly, and our failure to comply with these laws could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could delay the development of our product candidates, delay acquisition of rights to additional marketed brands, and result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline.

You will incur immediate and substantial dilution in the book value of your investment.

Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities. Accordingly, assuming an initial public offering price of $             per share, you will experience immediate and substantial dilution of approximately $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further dilution will result from the grant of additional shares of common stock to Dr. Mario at a purchase price of $0.01 per share pursuant to the Executive Stock Plan in accordance with his employment agreement so that he will continue to hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of his employment agreement) at all times during his employment as our Chairman and Chief Executive Officer. In addition, the exercise of options and warrants may result in further dilution. For additional information regarding the dilution effects of this offering, see “Dilution.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of March 31, 2005, upon completion of this offering and assuming no exercise of the underwriters’ overallotment option, we will have                      shares of common stock outstanding, including                      shares of common stock granted to Dr. Mario, upon the consummation of this offering pursuant to the Executive Stock Plan in accordance with certain anti-dilution provisions contained in our employment agreement with Dr. Mario and                      shares of common stock to be sold in this offering. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market. The remaining                      shares, or         % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and Percent of Total Outstanding	Date Available for Sale Into Public Market
shares, or %	181 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws.

Moreover, after this offering, holders of an aggregate of 39,302,978 shares of our common stock, including shares issued upon the exercise of outstanding warrants, will have rights, subject to some conditions, to request that we file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Shares we sold under these registration statements can be freely sold in the public market, subject to the lock-up agreements described in “Underwriting.” In addition, 4,380,023 shares of common stock reserved for issuance pursuant to outstanding options, if exercised, 2,393,480 shares available for grant under our Equity Incentive Plan as of May 19, 2005, if granted, and 1,933,334 shares outstanding or reserved for issuance pursuant to outstanding warrants, if exercised, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. In addition, Dr. Mario has anti-dilution protection such that at all times during his employment with us as chairman and chief executive officer he will be granted additional shares of common stock at a purchase price of $.01 per share so that he will continue to hold 1% of our fully diluted capitalization (as calculated pursuant to Dr. Mario’s employment agreement). See “Shares Eligible for Future Sale.”

If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

Our stock price is likely to be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	failure of any of our products to achieve commercial success;

•	unsatisfactory results of clinical trials for our products under development and results of clinical trials of our competitors;

•	the regulatory status of our products and product candidates;

•	developments concerning our competitors and their products;

•	success of competitive products and technologies;

•	regulatory developments in the United States;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to supply our products;

•	public concern over our products;

•	litigation involving our company, our industry or both;

•	future sales of our common stock;

•	changes in the structure of healthcare payment systems, including developments in price control legislation;

•	departure of key personnel;

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and the market for pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

After this offering, our major stockholders will continue to have substantial control over us and will maintain the ability to control all matters submitted to stockholders for approval.

As of May 1, 2005, PharmBay Investors, L.L.C., Bay City Capital, LLC and Alkermes, Inc. beneficially owned in the aggregate approximately 60.1% of our outstanding common stock on an as-converted basis. Following this offering, these stockholders will beneficially own, in the aggregate, approximately         % of our common stock. If some or all of these principal stockholders act together, they will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this concentration of ownership may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

Provisions in our charter documents may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among others, requiring advance notice for raising business matters or nominating directors at stockholders’ meetings and authorizing preferred stock. Our board of directors may issue, in its sole discretion and without stockholder approval, one or more series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to our common stock.

We may incur increased costs as a result of recently enacted changes in laws and regulations relating to corporate governance matters.

Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the SEC and by the New York Stock Exchange, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict the amount or timing of additional costs we may incur responding to their requirements.

If we are unable to favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2006. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. In connection with this effort we will likely incur increased expenses and diversion of management’s time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

We do not intend to pay dividends on our common stock for the foreseeable future.

We have never declared or paid any cash dividend on our common stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

•	general economic and business conditions;

•	our ability to become cash flow positive and to service our indebtedness;

•	our ability to successfully market our products;

•	our ability to successfully complete pre-clinical and clinical development of our product candidates on expected timetables;

•	the ability of our third-party manufacturers to timely manufacture and supply sufficient quantities of our product to meet demand;

•	our ability to obtain coverage and reimbursement from third-party payors for our owned products or any of our product candidates and the extent of such coverage;

•	our ability to obtain and protect our intellectual property and market exclusivity related to our owned products and product candidates;

•	claims that our products or product candidates infringe third-party patents;

•	the outcome of pending and any future litigation;

•	changes in governmental laws and regulations relating to the development and commercialization of pharmaceutical products;

•	competition in our industry;

•	our arrangements with and the financial health of our collaborative partners;

•	the other risks described under “Risk Factors” in this prospectus.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

We estimate that we will receive approximately $             million in net proceeds from the sale of our common stock in this offering, or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

We currently intend to use the estimated net proceeds from this offering for (i) the acquisition of rights to additional pharmaceutical products and product candidates; (ii) increased promotional activities for our owned product portfolio; (iii) funding of clinical development projects; and (iv) general corporate purposes. Pursuant to the terms of our term loan credit facilities, we are required to apply the net proceeds from the offering toward investments in “productive assets,” which are assets of the general type used in our business.

The amount and timing of our actual expenditures will depend on numerous factors, including our ability to identify products and product development candidates to acquire rights to and our ability to negotiate acceptable terms. We currently do not have any understandings, commitments or agreements with respect to the acquisition of rights of new products or with respect to the acquisition of any businesses. We cannot assure you that we will complete any acquisitions or that, if completed, any such acquisition will be successful.

We will retain broad discretion in the allocation and use of the remaining net proceeds of this offering. Pending application of the net proceeds, as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared nor paid cash dividends on our common stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the effect of our three new term loan credit facilities, which we entered into on April 13, 2005, as if we had entered into these facilities as of March 31, 2005; (ii) the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering; and (iii) the reclassification of all of our shares of common stock subject to repurchase, which repurchase obligation will terminate upon consummation of this offering, as 1,100,362 shares of our common stock as if the repurchase obligation with respect to those shares had terminated as of March 31, 2005; and

•	on a pro forma as adjusted basis to further give effect to the receipt of the net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range of the estimated initial public offering price of $ and $ set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

	March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
	(unaudited)

Long-term debt, including current portion	$93,575	$161,173	$161,173

Common stock subject to repurchase, 1,100,362 shares outstanding and subject to repurchase; no shares subject to repurchase on a pro forma and pro forma as adjusted basis	22,007	—	—

Convertible, redeemable preferred stock:
Series A; convertible, redeemable preferred stock; $0.01 par value, 425,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	6,168	—	—
Series B; convertible, redeemable preferred stock; $0.01 par value, 14,250,000 shares authorized and 13,499,998 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	195,713	—	—
Series C; convertible, redeemable preferred stock; $0.01 par value, 8,211,047 shares authorized and 8,057,625 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	209,795	—	—

	March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Series D; convertible, redeemable preferred stock; $0.01 par value, 19,172,842 shares authorized and 13,685,692 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	309,919	—		—
Stockholders’ deficit:
Preferred stock; $0.01 par value; none authorized issued or outstanding actual and pro forma; shares authorized and no shares issued or outstanding pro forma as adjusted	—	—		—
Common stock; $0.01 par value; 100,000,000 shares authorized and 3,580,548 shares issued and outstanding, actual; 100,000,000 shares authorized and 40,349,225 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	36	403
Additional paid-in capital	3,871	755,933
Subscriptions and loans receivables	(2,005)	(2,005)		(2,005)
Accumulated deficit	(744,401)	(748,019)		(748,019)

Total stockholders’ (deficit) equity	(742,499)	6,312

Total capitalization	$94,678	$167,485	$

The table above does not include:

•	4,380,023 shares of common stock currently issuable upon the exercise of options outstanding at a weighted-average exercise price of $18.42 per share, of which options to purchase 1,557,849 shares were exercisable as of that date at a weighted average exercise price of $15.93;

•	833,334 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $0.01 per share;

•	620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share;

•	up to 479,687 additional shares of common stock reserved for future issuance upon exercise of warrants that may be granted in the future to lenders under the third-lien term loan. See “Description of Indebtedness—Term Loan Credit Facilities;”

•	up to 2,393,480 additional shares of common stock reserved for future grants under the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan; and

•	an estimated additional shares of common stock which will be granted upon consummation of this offering to Dr. Mario, pursuant to the Reliant Pharmaceuticals, Inc. Executive Stock Plan in accordance with anti-dilution provisions contained in our employment agreement with Dr. Mario, under which Dr. Mario will be granted additional shares of common stock at a purchase price of $.01 per share so that he will continue to hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of his employment agreement) at all times during his employment with us as chairman and chief executive officer. See “Management—Employment Agreement” and “Management—Employee Plans—Executive Stock Plan.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share, after giving effect to the offering. The historical net tangible book value of our common stock as of March 31, 2005 was approximately $(837.8) million, or approximately $(178.99) per share, based on 4,680,910 shares of common stock outstanding, inclusive of 1,100,362 shares subject to repurchase, as of March 31, 2005. Our pro forma net tangible book value as of March 31, 2005 was approximately $(94.2) million, or approximately $(2.34) per share, based on 40,349,225 shares of our common stock outstanding, after giving effect to the conversion of all of our currently outstanding shares of convertible, redeemable preferred stock to common stock upon the consummation of this offering and the reclassification of all of our shares of common stock subject to repurchase, which repurchase obligation will terminate upon consummation of this offering, into 1,100,362 shares of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering. After giving effect to our issuance of shares of common stock at an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial offering price of $             and $             set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as adjusted as of March 31, 2005, will be approximately $             million, or approximately $             per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors in this offering. If the initial public offering price is higher or lower than $             per share, the dilution to new stockholders will be higher or lower. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2005	$(178.99)
Increase attributable to the conversion of convertible redeemable preferred stock	176.65

Pro forma net tangible book value per share as of March 31, 2005	(2.34)
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or warrants or the underwriters’ over-allotment option, you will experience further dilution.

The following table summarizes as of March 31, 2005, on the pro forma basis described above, the number of shares purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by the investors purchasing shares in this offering with respect to the number of shares purchased from us at an assumed initial offering price of $             per share, the mid-point of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus, and before deduction of underwriting discounts and commissions and estimated expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Totals		100%			$100%

The discussion and tables above are based on 40,349,225 shares of common stock issued and outstanding as of March 31, 2005 and giving effect to the conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of our common stock upon the consummation of this offering. This number excludes:

•	4,380,023 shares of common stock currently issuable upon exercise of options outstanding at a weighted-average exercise price of $18.42 per share, of which options to purchase 1,557,849 shares were exercisable at a weighted average exercise price of $15.93 per share;

•	833,334 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $0.01 per share, all of which are currently exercisable;

•	620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

•	up to 479,687 additional shares of common stock reserved for future issuance upon exercise of warrants that may be granted in the future to lenders under the third-lien term loan. See “Description of Indebtedness—Term Loan Credit Facilities;”

•	up to 2,393,480 additional shares of common stock reserved for future grants under the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan; and

•	an estimated additional shares of common stock which will be granted upon consummation of this offering to Dr. Mario, pursuant to the Reliant Pharmaceuticals, Inc. Executive Stock Plan in accordance with anti-dilution provisions contained in our employment agreement with Dr. Mario, under which Dr. Mario will be granted additional shares of common stock at a purchase price of $.01 per share so that he will continue to hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of his employment agreement) at all times during his employment with us as chairman and chief executive officer. See “Management—Employment Agreement” and “Management—Employee Plans—Executive Stock Plan.”

If the underwriters’ option to purchase additional shares is exercised in full, the shares held by existing stockholders will decrease to         % of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to             , or         %, of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with “Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and our financial statements and the related notes appearing elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements which are not included in this prospectus. The statements of operations data for the fiscal years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 are derived from our unaudited financial statements appearing elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. The historical results are not necessarily indicative of the results to be expected in any future period.

The unaudited pro forma loss per share data reflects the conversion of common units into shares of common stock upon our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation as if the conversion had taken place as of January 1, 2004.

The unaudited adjusted pro forma statement of operations data for the year ended December 31, 2004 and the three months ended March 31, 2005 reflects the effect of our three new term loan credit facilities, which we entered into on April 13, 2005, as if those financing transactions had occurred as of January 1, 2004.

The unaudited adjusted pro forma loss per share data reflects (i) our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation and the conversion of all outstanding common units and preferred units into shares of common stock and convertible, redeemable preferred stock as if the conversion had occurred as of January 1, 2004; (ii) the effect of the April 13, 2005 financing transactions, as if those financing transactions had occurred as of January 1, 2004; (iii) the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock, as if the conversion had occurred as of the date of original issuance; and (iv) the reclassification of all of our shares of common stock subject to repurchase, which repurchase obligation will terminate upon consummation of this offering, as 1,100,362 shares of our common stock as if the repurchase obligation with respect to those shares had terminated as of January 1, 2004.

The unaudited adjusted pro forma balance sheet data below reflects (i) the effect of the April 13, 2005 financing transactions, as if those financing transactions had occurred as of March 31, 2005; (ii) the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering as if the conversion had occurred as of March 31, 2005; and (iii) the reclassification of all of our shares of common stock subject to repurchase as 1,100,362 shares of common stock upon consummation of this offering as if the repurchase obligation with respect to those shares had terminated as of March 31, 2005.

Statements of Operations Data:

(in thousands, except share and per share data)

	Year Ended December 31,					Three Months Ended March 31,		Adjusted Pro Forma
	2000	2001	2002	2003	2004	2004	2005	Year Ended December 31, 2004	Three months ended March 31, 2005
						(unaudited)		(unaudited)
Revenues:
Net product sales	$68,817	$234,113	$105,890	$29,342	$117,224	$33,997	$30,503	$117,224	$30,503
Promotion revenues	1,837	42,552	71,465	142,412	105,108	21,128	10,146	105,108	10,146

Total revenues	70,654	276,665	177,355	171,754	222,332	55,125	40,649	222,332	40,649
Costs and expenses:
Cost of products sold	39,702	174,705	75,405	18,973	21,369	8,917	7,411	21,369	7,411
Cost of promotion revenues	10,874	102,591	104,663	164,268	88,129	24,259	22,191	88,129	22,191
Sales and marketing	32,674	90,084	46,149	40,327	113,307	25,775	34,224	113,307	34,224
General and administrative	9,755	17,840	19,732	21,189	35,711	7,126	6,253	35,711	6,253
Amortization of intangible assets	13,183	37,748	25,526	11,905	29,280	7,238	7,857	29,280	7,857
Research and development	5,341	49,745	26,044	18,016	37,728	6,179	6,845	37,728	6,845

Total costs and expenses	111,529	472,713	297,519	274,678	325,524	79,494	84,781	325,524	84,781

Loss from operations	(40,875)	(196,048)	(120,164)	(102,924)	(103,192)	(24,369)	(44,132)	(103,192)	(44,132)
Other expense (income), net	—	—	351	(57,769)	27	11	754	27	754
Interest expense	1,683	3,852	1,064	4,963	4,204	—	3,278	28,860	7,453
Interest income	(1,419)	(1,879)	(860)	(602)	(989)	(239)	(267)	(989)	(267)

Loss before income tax provision	(41,139)	(198,021)	(120,719)	(49,516)	(106,434)	(24,141)	(47,897)	(131,090)	(52,072)
Income tax provision (benefit)	—	—	—	305	(267)	106	8	(267)	8

Net loss	$(41,139)	$(198,021)	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(47,905)	$(130,823)	$(52,080)

Dividend accretion on preferred stock and common stock subject to repurchase	—	(1,367)	(31,611)	(38,620)	(64,619)	(14,564)	(43,783)	—	—

Net loss applicable to common stockholders	$(41,139)	$(199,388)	$(152,330)	$(88,441)	$(170,786)	$(38,811)	$(91,688)	$(130,823)	$(52,080)

Unaudited basic and diluted loss per share							$(28.20)

Unaudited weighted-average shares outstanding—basic and diluted							3,251,878

Unaudited pro forma basic and diluted loss per share					$(60.88)

Unaudited pro forma weighted-average shares outstanding—basic and diluted					2,805,405

Unaudited adjusted pro forma basic and diluted loss per share								$(3.26)	$(1.30)

Unaudited adjusted pro forma weighted-average shares outstanding—basic and diluted								40,094,682	40,210,061

Balance Sheet Data:

(in thousands)

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004	Actual	Adjusted Pro Forma
						(unaudited)
Cash and cash equivalents	96,171	66,109	32,219	94,712	58,348	29,912	92,616
Cash and cash equivalents—restricted	—	—	—	—	—	—	7,869
Total current assets	155,844	155,993	68,595	135,085	118,910	82,427	153,056
Intangible assets, net	90,971	48,408	22,882	116,477	103,197	95,340	95,340
Total assets	247,465	208,326	109,495	259,623	239,902	196,881	269,611
Total current liabilities	151,069	164,687	92,081	105,122	96,354	100,275	101,398
Long-term debt	—	—	60,200	—	93,371	93,575	159,973
Common units/stock subject to repurchase	17	17	17	83	248	22,007	—
Convertible, redeemable preferred units/stock	—	286,018	326,850	632,934	699,654	721,595	—
Accumulated deficit	(41,776)	(241,156)	(393,486)	(481,927)	(652,713)	(744,401)	(748,019)
Total members’/stockholders’ (deficit) equity	96,379	(242,396)	(393,974)	(482,328)	(651,194)	(742,499)	6,312

PRO FORMA FINANCIAL STATEMENTS

As of March 31, 2005, our gross outstanding indebtedness consisted of $95.0 million in outstanding borrowings under our credit and guaranty agreement with Goldman Sachs Credit Partners L.P. as lender and Credit Suisse First Boston as collateral agent, which we refer to as the existing term loan, and $7.2 million in outstanding borrowings under our revolving credit facility with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. See “Description of Indebtedness—Revolving Credit Facility.”

On April 13, 2005, we concurrently entered into three separate secured term loan credit facilities. See “Description of Indebtedness—Term Loan Credit Facilities.” The significant terms of these transactions are as follows:

First-Lien Term Loan

We entered into a first-lien term loan of $120.0 million. The first-lien term loan matures on June 30, 2008. A substantial portion of the proceeds from the first-lien term loan was used to repay the outstanding indebtedness as well as all accrued and unpaid interest under the existing term loan.

Beginning on June 30, 2005, we are required to make principal payments of $300,000 per quarter. Additionally, we have the option to select the interest rate to be applied against the unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves, if any, plus 9.5% per annum or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 8.5% per annum. We deposited in an interest reserve account an amount equal to the interest due on the first-lien term loan for the first six-month period, equal to approximately $7.9 million, which we pledged to secure the first-lien term loan.

Pursuant to the first-lien term loan we are also required, if commercially reasonable, by July 12, 2005, to enter into one or more interest rate swaps or other hedging arrangements so that at least 50% of our aggregate principal amount outstanding under the term loan credit facilities are subject to a fixed interest rate to protect against exposure to interest rate fluctuations. The pro forma financial statements do not reflect any impact from these interest rate swap arrangements.

Second-Lien Term Loan

We entered into a second-lien term loan with various lenders for $30.0 million. The second-lien term loan matures on September 30, 2008. All amounts outstanding under the second-lien term loan will bear interest at a fixed rate of 17% per annum, compounded quarterly, due and payable upon maturity of the loan.

Third-Lien Term Loan

We entered into a third-lien term loan with certain of our existing shareholders and certain other lenders. The third-lien term loan provides for a term loan of up to $49.625 million. On April 13, 2005 we borrowed $20.0 million against the third-lien term loan. The remaining $29.625 million will remain available for borrowing until December 30, 2007, unless earlier terminated, at which time such commitments will terminate. The third-lien term loan matures on December 30, 2008. All amounts outstanding under the third-lien term loan will bear interest at a fixed rate of 14% per annum, compounded quarterly, due and payable upon maturity of the loan.

On April 13, 2005 we issued to the lenders under the third-lien term loan, pro rata in accordance with their respective commitments, 620,313 in detachable stock warrants. The detachable stock warrants are exercisable at $20.00 per share at any time on or prior to April 13, 2015.

Additionally, on the earliest to occur of (i) the consummation of a change of control transaction, as defined, and (ii) the maturity date of the third-lien term loan, we will issue to the lenders, pro rata in accordance with their respective commitments, warrants, which we refer to as the additional warrants, to acquire that number of shares of our common stock sufficient to generate a compound annual return to the lenders of 19% which we refer to as the target return, under the third-lien term loan (including, without limitation, the interest rate received thereunder and any applicable call premium) and including the intrinsic value of the warrants they were issued on April 13, 2005. The negative difference, if any, between the target return and the annual return generated in the preceding sentence is referred to as the shortfall.

In the event that the number of shares of common stock underlying the warrants issued on April 13, 2005 plus the additional warrants exceeds 1,100,000, the number of additional warrants shall be automatically reduced to bring the total number down to 1,100,000. To the extent we are free to make cash payments to the warrant holders, our Board of Directors, in its discretion, may elect to make up all or a portion of the shortfall in cash.

Pro Forma Financial Information

The following presents certain unaudited pro forma financial information as of and for the three month period ended March 31, 2005 and for the year ended December 31, 2004. The unaudited pro forma statement of operations was prepared as if the term loan credit facilities were entered into on January 1, 2004, and the unaudited pro forma balance sheet was prepared as if the secured term loan credit facilities were entered into on March 31, 2005. The unaudited pro forma financial statements give effect to (i) the net cash proceeds received from the secured term loan credit facilities, (ii) the deferred financing and prepaid financing fees incurred in connection with the term loan credit facilities, (iii) the incurrence of additional debt associated with the secured term loan credit facilities, (iv) the issuance of the warrants to the third-lien term loan lenders on April 13, 2005, (v) the repayment of outstanding borrowings and accrued and unpaid interest under the existing term loan, and (vi) the write-down of the unamortized original issue discount and deferred/prepaid financing fees associated with the existing term loan. The adjusted pro forma financial statements further give effect to the automatic conversion of our outstanding shares of convertible, redeemable preferred stock into an aggregate of 35,668,315 shares of common stock and the reclassification of 1,100,362 shares of our common stock subject to repurchase to common stock upon the consummation of this offering.

The historical pro forma net loss per share data for the year ended December 31, 2004 reflects the conversion of common units into common shares of common stock upon our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation as if the conversion had taken place as of January 1, 2004.

The unaudited pro forma financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma financial information does not purport to represent our results of operations or financial position that would have resulted had the transactions to which pro forma effect is given been consummated as of the date or for the periods indicated.

The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements, included elsewhere herein.

Reliant Pharmaceuticals, Inc.

Consolidated Pro Forma Balance Sheet

March 31, 2005

(In thousands, except for share amounts)

(unaudited)

	Historical	Pro Forma Adjustments for Financing Transactions		Pro Forma Balance Sheet	Pro Forma Adjustments for Conversion of Preferred Stock and Common Stock Subject to Repurchase(8)	Adjusted Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$29,912	$62,704	(1)	$92,616	$—	$92,616
Cash and cash equivalents—restricted	—	7,869	(2)	7,869	—	7,869
Accounts receivable, net of allowance for doubtful accounts of $269 as of March 31, 2005	14,650	—		14,650	—	14,650
Inventory, net of reserves of $13,655 as of March 31, 2005	24,677	—		24,677	—	24,677
Promotion revenue receivable	4,063	—		4,063	—	4,063
Prepaid expenses and other current assets	9,125	87	(3)
		(31	)(6)	9,181	—	9,181

Total current assets	82,427	70,629		153,056	—	153,056

Fixed assets, net of accumulated depreciation of $4,028 as of March 31, 2005	9,117	—		9,117	—	9,117
Intangible assets, net of accumulated amortization of $65,567 as of March 31, 2005	95,340	—		95,340	—	95,340
Other long-term assets	9,997	4,263	(3)
		(2,162	)(6)	12,098	—	12,098

Total assets	$196,881	$72,730		$269,611	$—	$269,611

Liabilities, convertible, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Short-term borrowings	$7,239	$—		$7,239	$—	$7,239
Current portion of long-term debt	—	1,200	(4)	1,200	—	1,200
Accounts payable	22,837	—		22,837	—	22,837
Accrued expenses	48,618	(852	)(7)
		775	(3)	48,541	—	48,541
Deferred revenue	10,707	—		10,707	—	10,707
Other current liabilities	10,874	—		10,874	—	10,874

Total current liabilities	100,275	1,123		101,398	—	101,398

Long-term debt	93,575	1,425	(6)
		(95,000	)(7)
		168,800	(4)
		(8,827	)(5)	159,973	—	159,973
Other long-term liabilities	1,928	—		1,928	—	1,928
Commitments and contingencies:
Common stock subject to repurchase (1,100,362 shares subject to repurchase at March 31, 2005 and on a pro forma basis and no shares subject to repurchase on a pro forma as adjusted basis at March 31, 2005)	22,007	—		22,007	(22,007)	—
Convertible, redeemable preferred stock:
Series A convertible, redeemable preferred stock; 425,000 shares issued and outstanding at March 31, 2005 (liquidation preference—$6,457)	6,168	—		6,168	(6,168)	—
Series B convertible, redeemable preferred stock; 13,499,998 shares issued and outstanding at March 31, 2005 (liquidation preference—$197,100)	195,713	—		195,713	(195,713)	—
Series C convertible, redeemable preferred stock; 8,057,625 shares issued and outstanding at March 31, 2005 (liquidation preference—$212,082)	209,795	—		209,795	(209,795)	—
Series D convertible, redeemable preferred stock; 13,685,692 shares issued and outstanding at March 31, 2005 (liquidation preference—$309,057)	309,919	—		309,919	(309,919)	—

Total convertible, redeemable preferred stock	721,595	—		721,595	(721,595)	—

Stockholders’ deficit:
Common stock; $.01 par value; 100,000,000 shares authorized; 3,580,548 shares issued and outstanding at March 31, 2005 and on a pro forma basis and 40,349,225 shares issued and outstanding on a pro forma as adjusted basis	36	—		36	367	403
Additional paid-in capital	3,871	8,827	(5)	12,698	743,235	755,933
Subscription and loans receivables	(2,005)	—		(2,005)	—	(2,005)
Accumulated deficit	(744,401)	(3,618	)(6)	(748,019)	—	(748,019)

Total stockholders’ deficit	(742,499)	5,209		(737,290)	743,602	6,312

Total liabilities, convertible, redeemable preferred stock and stockholders’ deficit	$196,881	$72,730		$269,611	$—	$269,611

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Pro Forma Statement of Operations

For the year ended December 31, 2004

(In thousands, except for share and per share amounts)

(unaudited)

	Historical	Pro Forma Adjustments for Financing Transactions Adjustment		Pro Forma Statement of Operations	Pro Forma Adjustments for Conversion of Preferred Stock and Common Stock Subject to Repurchase (11)	Adjusted Pro Forma Statement of Operations
Revenues:
Net product sales	$117,224	$—		$117,224	$—	$117,224
Promotion revenues	105,108	—		105,108	—	105,108

Total revenues	222,332	—		222,332	—	222,332

Costs and expenses:
Cost of products sold	21,369	—		21,369	—	21,369
Cost of promotion revenues	88,129	—		88,129	—	88,129
Sales and marketing	113,307	—		113,307	—	113,307
General and administrative	35,711	—		35,711	—	35,711
Amortization of intangible assets	29,280	—		29,280	—	29,280
Research and development	37,728	—		37,728	—	37,728

Total costs and expenses	325,524	—		325,524	—	325,524

Loss from operations	(103,192)	—		(103,192)	—	(103,192)

Other expense (income), net	27	—		27	—	27
Interest expense	4,204	28,738	(9)
		(4,082	)(10)	28,860	—	28,860
Interest income	(989)	—		(989)	—	(989)

Loss before income tax benefit	(106,434)	(24,656)		(131,090)	—	(131,090)

Income tax benefit	(267)	—		(267)	—	(267)

Net loss	$(106,167)	$(24,656)		$(130,823)	$—	$(130,823)

Dividend accretion on preferred stock and common stock subject to repurchase	(64,619)	—		(64,619)	64,619	—

Pro forma net loss applicable to common stockholders	$(170,786)	$(24,656)		$(195,442)	$64,619	$(130,823)

Unaudited pro forma basic and diluted net loss per share	$(60.88)			$(69.67)

Unaudited pro forma weighted-average shares outstanding—basic and diluted	2,805,405			2,805,405

Unaudited adjusted pro forma basic and diluted net loss per share (11)						$(3.26)

Unaudited adjusted pro forma weighted-average shares outstanding—basic and diluted (11)						40,094,682

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Pro Forma Statement of Operations

For the three months ended March 31, 2005

(In thousands, except for share and per share amounts)

(unaudited)

	Historical	Pro Forma Adjustments for Financing Transactions Adjustment		Pro Forma Statement of Operations	Pro Forma Adjustments for Conversion of Preferred Stock and Common Stock Subject to Repurchase (11)	Adjusted Pro Forma Statement of Operations
Revenues:
Net product sales	$30,503	$—		$30,503	$—	$30,503
Promotion revenues	10,146	—		10,146	—	10,146

Total revenues	40,649	—		40,649	—	40,649

Costs and expenses:
Cost of products sold	7,411	—		7,411	—	7,411
Cost of promotion revenues	22,191	—		22,191	—	22,191
Sales and marketing	34,224	—		34,224	—	34,224
General and administrative	6,253	—		6,253	—	6,253
Amortization of intangible assets	7,857	—		7,857	—	7,857
Research and development	6,845	—		6,845	—	6,845

Total costs and expenses	84,781	—		84,781	—	84,781

Loss from operations	(44,132)	—		(44,132)	—	(44,132)

Other expense (income), net	754	—		754	—	754
Interest expense	3,278	7,350	(9)
		(3,175	)(10)	7,453	—	7,453
Interest income	(267)	—		(267)	—	(267)

Loss before income tax provision	(47,897)	(4,175)		(52,072)	—	(52,072)

Income tax provision	8	—		8	—	8

Net loss	$(47,905)	$(4,175)		$(52,080)	$—	$(52,080)

Dividend accretion on preferred stock and common stock subject to repurchase	(43,783)	—		(43,783)	43,783	—

Pro forma net loss applicable to common stockholders	$(91,688)	$(4,175)		$(95,863)	$43,783	$(52,080)

Basic and diluted net loss per share	$(28.20)			$(29.48)

Weighted-average shares outstanding—basic and diluted	3,251,878			3,251,878

Unaudited adjusted pro forma basic and diluted net loss per share (11)						$(1.30)

Unaudited adjusted pro forma weighted-average shares outstanding—basic and diluted (11)						40,210,061

See accompanying notes.

Notes to Unaudited Consolidated Pro Forma Financial Statements

March 31, 2005

(in thousands, except shares)

(unaudited)

Consolidated Balance Sheet

The historical financial statements have been adjusted for the items set forth below:

(1) Reflects the net cash proceeds received on April 13, 2005 from the term loan credit facilities. Amount consists of $170,000 in gross proceeds from the term loan credit facilities, less $7,869 of restricted cash deposited into an interest reserve fund, $3,575 of prepaid and deferred financing costs paid at closing and $95,852 representing the repayment of all outstanding indebtedness, as well as all accrued but unpaid interest, on the existing term loan.

(2) To record the interest reserve fund deposit of $7,869.

(3) To record prepaid and deferred financing fees relating to the term loan credit facilities. Amounts consist of prepaid administrative agent fees, legal fees, and placement fees paid and accrued for in connection with the term loan credit facilities.

(4) To record the current and long-term portions of amounts borrowed on the term loan credit facilities at April 13, 2005. The current portion of long-term debt represents the $300 in quarterly principal payments required by the first-lien term loan for the four consecutive quarters beginning on June 30, 2005.

(5) To record the fair value of the warrants issued to the third-lien term loan lenders on April 13, 2005.

(6) To record the write-down of unamortized prepaid and deferred financing fees and the unamortized original issue discount with the existing term loan.

(7) To record the repayment of outstanding indebtedness and accrued but unpaid interest on the existing term loan.

(8) Represents the pro forma adjustment to reflect the automatic conversion of our outstanding shares of convertible redeemable preferred stock into an aggregate of 35,668,315 shares of common stock immediately prior to the completion of this offering, and the reclassification of all of our shares of common stock subject to repurchase as 1,100,362 shares of common stock upon the consummation of this offering.

Consolidated Statement of Operations

(9) Represents interest expense for 2004 and the first quarter of 2005, associated with the secured term loan credit facilities as if such transactions took place on January 1, 2004. Amount consists of interest, using initial interest rates, the amortization of deferred financing fees and the amortization associated with the debt discount resulting from the warrants issued to the third-lien term loan lenders on April 13, 2005.

(10) To reverse interest expense associated with the existing term loan during 2004 and the first quarter of 2005. Amount consists of interest, the amortization of deferred financing fees and the amortization of the debt discount.

(11) Represents the pro forma effects on preferred dividends, net loss applicable to common stockholders, basic and diluted loss per share and weighted-average shares outstanding of the automatic conversion of outstanding, convertible, redeemable preferred stock into shares of our common stock effective upon the closing of this offering, as if such conversion had occurred on the original date of issuance and the reclassification of all of our shares of common stock subject to repurchase as common stock as if the reclassification of those securities took place on January 1, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

General

We were founded in August 1999 and commenced commercial operations in the following year with the acquisition of rights to three marketed brands: DynaCirc, Axid and Lescol. Within our first six months of operations, these brands facilitated the establishment of a sales force of more than 750 sales professionals. Since then, we have successfully identified and acquired rights to an additional marketed brand, Rythmol. To support the marketing of the Rythmol brand, we established our cardiovascular specialty sales force, which today consists of approximately 110 sales professionals who target specialty cardiologists. We have also received FDA approval for and market InnoPran XL and Antara, which we began promoting in January 2004 and February 2005, respectively. Additionally, we have received FDA approval for Omacor, which we expect to launch in late 2005.

Our sales infrastructure has grown with our product portfolio and is now comprised of nearly 1,000 sales professionals throughout the United States. As our product portfolio grows and we launch additional products, we intend to continue to expand our sales force. We also acquire mid- to late-stage development compounds and advance them through clinical trials with the objective of obtaining FDA marketing approval. In addition, we use product life cycle management strategies to extend the life and marketing exclusivity of our owned product portfolio. For example, we conduct clinical trials to obtain additional FDA-approved uses. We further develop product enhancements that improve safety, convenience or compliance to enhance therapeutic value.

In 2004, we recorded $222.3 million in total revenues, of which $117.2 million was derived from net sales of our owned products and of which $105.1 million was promotion revenues, and we incurred a net loss of $106.2 million. Since 2003, our net product sales have represented an increasing portion of our revenues, and we expect this trend to continue in the near future.

Principal Drivers Affecting Our Business

We derive our revenues from the following:

•	net product sales, which are based on the volume and the average net unit selling price of our owned products; and

•	promotion revenues received for our marketing efforts pursuant to promotion agreements.

Our costs and expenses primarily consist of:

•	cost of products sold, which includes royalties owed on certain of our products;

•	cost of promotion revenues, which is the cost associated with the products we market pursuant to promotion agreements;

•	sales and marketing, which is the cost associated with the sale of our owned products;

•	general and administrative expenses;

•	amortization of intangibles;

•	research and development; and

•	interest expense.

We currently market four owned product brands from which we derive a substantial portion of our revenue. The primary drivers of our net product sales are the level of prescription demand and the average net unit selling price of our owned products. The absolute level of our average net unit selling price is impacted by the amount of rebates we are required to pay under Medicaid, managed care and other commercial contractual programs and the amount of chargebacks, returns, and coupons and co-pay assistance debit cards issued in respect of our products. Our top three wholesalers accounted for 74% and 77% of gross product sales in 2004 and the first quarter of 2005. We believe that sales of a limited number of products and sales to a limited number of wholesalers will continue to constitute a significant portion of our revenues for the foreseeable future.

Promotion revenues for 2004 and the first quarter of 2005 constituted 47% and 25% of our revenues, which was derived from our marketing efforts pursuant to our current promotion agreement with Novartis. Novartis records the net sales for the Lescol brands and we receive promotion revenues equal to a substantial percentage of the net sales of the Lescol brands.

We market products that we believe are promotionally sensitive, and we believe that our revenues are driven by the success and level of our promotional activities. These promotional activities represent a significant expense to us. Costs related to sales and marketing increased by 181% to $113.3 million in 2004 compared to $40.3 million in 2003, while cost of promotion revenues decreased by 46% to $88.1 million in 2004 compared to $164.3 million in 2003. In the aggregate, sales and marketing expenses and cost of promotion revenues decreased by 2% to $201.4 million in 2004 compared to $204.6 million in 2003. For the first quarter of 2005, cost of promotion revenues were $22.2 million and sales and marketing expenses were $34.2 million. We expect our spending in sales and marketing efforts to increase as we introduce additional products into the marketplace. We plan to add approximately 200 sales professionals in preparation for the launch of Omacor in late 2005.

The cost of products that we sell is also one of our primary expenses. Third-parties manufacture all of our products, and we do not have manufacturing facilities, personnel or the active pharmaceutical ingredients to manufacture our products independently. Changes in the price of raw materials and manufacturing costs could adversely affect the gross margins realized on the sale of our products. Any disruptions in supply could adversely affect our ability to meet demand and generate sales of our products.

Research and development also represents another component of our expenses. To develop our drug candidates, we use in-house expertise as well as third-party proprietary drug delivery systems, formulation technologies and clinical patient recruitment and monitoring services. Upfront and milestone payments made to third-parties in connection with research and collaborative arrangements are expensed as incurred up to the point of product regulatory approval. Conducting clinical trials is a complicated, lengthy and expensive process and may not always result in FDA approval. Our research and development expenses were approximately $37.7 million in 2004 and approximately $6.8 million for the first quarter of 2005. We expect to incur significant costs related to development projects in the near term. Additionally, we have in the past sought, and may continue to seek, to acquire rights to product candidates in mid- to late-stage clinical development and/or promotionally sensitive pharmaceutical products. To acquire these rights, we may be required to expend significant financial resources and may incur increased amortization expense or one-time charges related to in-process research and development.

We are a highly leveraged company, and our financial performance could be affected by our significant indebtedness and our significant debt service obligations. As of March 31, 2005, our pro forma indebtedness was $168.4 million, and we expect our annual interest expense to be approximately $28.0 million in 2005 and $35.9 million in 2006. Of this interest expense, we expect to pay $11.9 million in 2005 and $15.6 million in 2006 in cash. These payments will reduce the amount of money available to finance our operations and other business activities.

The following factors impacting our business environment have had a material impact on our historical performance or are reasonably likely to have material effects in the future:

•	Competition: Most of our products compete directly with products of large global pharmaceutical companies with financial resources substantially greater than our own. Our ability to compete effectively with these companies is driven in part by our selection of products for marketing or development. We believe products with proven safety, demonstrated efficacy and differentiated features and benefits are more likely to be more successful than the products against which they will compete.

•	Patent Protection and FDA-Granted Marketing Exclusivity: Upon loss of patent protection and/or FDA-granted marketing exclusivity for our products, we are potentially subject to competition from generic versions of our branded products. These generics are typically priced at lower levels and may substantially erode the dispensed prescriptions and sales of our products. Our product acquisition strategy focuses on products that have FDA-granted marketing exclusivity and the potential for line extensions that extend FDA-granted marketing exclusivity and may also be eligible for patent protection.

•	Price Pressures: We are subject to price pressures resulting from increasingly restricted formularies that third-party payors use to determine which products will be reimbursed and the potential for importation of lower-priced drugs from foreign sources. The U.S. healthcare industry is subject to various government-imposed laws and regulations that are intended to limit the prices paid by government programs and entities for pharmaceutical products, and these laws and regulations could have an adverse impact on our ability to market and sell our products profitably. In order to combat this price pressure, in our promotion campaigns, we increasingly stress the benefits of our products versus their cost. We and the industry continue to educate the public on the benefits of innovative pharmaceutical research.

•	New Drug Discovery: The discovery of innovative and improved pharmaceuticals can make older drug therapies obsolete. We must continually seek and gain access to new discoveries. Our systematic approach to drug search and development focuses on companies around the world that are a continuous source of innovation.

For a more detailed discussion of the risks we face, see “Risk Factors.”

Our Product Portfolio

The following table sets out a breakdown of our revenues for each of our products, including the percentage increase/(decrease) in the product revenue from the previous period, for the periods indicated:

	Years Ended December 31,						Three Months Ended March 31,
	2002		2003		2004		2004		2005
	(in millions and in percentages)
							(unaudited)
Net Product Sales:
DynaCirc CR	$14.6	186%	$15.9	9%	$34.0	114%	$10.6	152%	$6.5	(38)%
DynaCirc	26.6	(2)	23.8	(11)	22.3	(6)	6.9	(12)	2.9	(58)
Rythmol SR					26.1	—	6.6	—	11.4	73
Rythmol					22.7	—	8.3	—	2.1	(75)
InnoPran XL			0.7	—	7.0	900	0.7	—	3.0	329
Antara									4.4	—
Axid	64.7	(68)	(11.0)	—	5.1	—	0.9	550	—	(100)
Axid OS									0.2	—

Subtotal	$105.9	(55)%	$29.4	(72)%	$117.2	299%	$34.0	188%	$30.5	(10)%

Promotion Revenues:
Lescol and Lescol XL	$68.0	60%	$121.5	79%	$105.1	(13)%	$21.1	(35)%	$10.1	(52)%
Other	3.5	—	20.9	497%	—	(100)%	—	(100)%	—	—

Subtotal	$71.5	68%	$142.4	99%	$105.1	(26)%	$21.1	(41)%	$10.1	(52)%

Total Revenues	$177.4	(36)%	$171.8	(3)%	$222.3	29%	$55.1	16%	$40.6	(26)%

DynaCirc and DynaCirc CR

In July 2000, we acquired from Novartis an exclusive license to market, sell and distribute the DynaCirc family of antihypertensive products (DynaCirc and DynaCirc CR) in the United States for $47.6 million. Net sales in the United States by Novartis of the DynaCirc family of products in 1999 were approximately $35.0 million. Net sales in the United States by Novartis of DynaCirc CR, the brand we currently promote, were approximately $3.0 million in 1999. Pursuant to our manufacturing and distribution agreement with Novartis, we were required to purchase, at predetermined prices, all of our requirements for DynaCirc brand products and product samples from Novartis during the license term. We were also granted an option to acquire the brand for $12.5 million. We exercised this option and completed the acquisition of the DynaCirc family of products in March 2003.

Net sales of the DynaCirc family of products were $56.3 million in 2004 and $9.4 million in the first quarter of 2005. Net sales of the promoted product, DynaCirc CR, were $34.0 million in 2004 and $6.5 million in the first quarter of 2005. DynaCirc CR prescription demand increased by 65% in 2004 compared to 2003 and 97% in the first quarter of 2005 compared to the corresponding period in 2004. The patent applicable to isradipine, the active ingredient used in the DynaCirc products, expired in August 2003. As a result, we no longer actively promote DynaCirc and we expect sales of DynaCirc to continue to decline. To date, no competing generic isradipine products have been approved by the FDA. However, we recently became aware that a third party filed an ANDA for isradipine in November 2004. We continue to actively promote DynaCirc CR, which has four formulation patents, three of which expire in October 2007 and one of which expires in July 2008. Our gross profit for the brand averaged 79% over the three most recent fiscal years. We are currently formulating the next generation of DynaCirc CR.

Rythmol and Rythmol SR

In December 2003, we acquired the U.S. rights to the Rythmol product family of anti-arrhythmics (Rythmol and Rythmol SR) from Abbott for $93.0 million. Rythmol has been marketed for more than 12 years. The peak sales in the United States for Rythmol, prior to losing its marketing exclusivity, were approximately $116.3 million in 2000. Net sales of Rythmol in the 12 months preceding our acquisition were $21.6 million. Rythmol SR, a sustained release formulation, was approved by the FDA in September 2003, and we began promoting Rythmol SR in February 2004. Net sales of the Rythmol family of products were $48.8 million in 2004 and $13.5 million in the first quarter of 2005. Net sales of the promoted product, Rythmol SR, were $26.1 million in 2004 and $11.4 million in the first quarter of 2005. Rythmol SR is protected by a formulation patent, which expires in October 2014 and has Hatch-Waxman exclusivity expiring in September 2006.

InnoPran XL

We received FDA approval in March 2003 for InnoPran XL, an internally developed extended release formulation of propranolol, for the treatment of high blood pressure. However, largely due to our co-promotion activities, we were unable to commit meaningful sales force resources to launch InnoPran XL until January 2004. Net sales of InnoPran XL were $7.0 million in 2004 and $3.0 million in the first quarter of 2005. Prescription demand increased by 518% in 2004 compared to 2003 and 155% in the first quarter of 2005 compared to the corresponding period in 2004.

InnoPran XL has three years of FDA-granted marketing exclusivity under the Hatch-Waxman Act through March 2006 and is protected by a formulation patent through October 2021. Additional patents are pending.

Antara

In November 2004, we received FDA approval to market Antara, a fenofibrate product we license from Ethypharm. To date, we have paid Ethypharm milestone and license payments totaling $1.3 million and expect to pay Ethypharm an additional $0.9 million in milestone and license payments within the next 18 months. We launched Antara in February 2005. Net sales for the first quarter of 2005 were $4.4 million, primarily resulting from the wholesaler and retailer inventory stocking process typically associated with a product launch. At the time of approval, Antara did not receive any FDA-granted marketing exclusivity but is protected by a formulation patent that expires in August 2007. Additional patents are pending.

Omacor

In August 2004, we acquired U.S. rights to Omacor, omega 3 acid ethyl esters, predominantly EPA and DHA, from Pronova. To date, we have paid Pronova $25.0 million and may be required to pay up to an additional $35.0 million, less certain reimbursements for product development costs, upon the achievement of certain milestones. Under the terms of the agreement, we have exclusive marketing and distribution rights in the United States and Puerto Rico and maintain the NDA. In November 2004, Omacor was approved by the FDA in connection with a healthy diet for the reduction of triglycerides in adult patients with very high triglycerides (500 mg/dL and greater). We intend to launch Omacor in late 2005. Omacor is entitled to five years of FDA-granted marketing exclusivity in the United States under the Hatch-Waxman Act, which will expire in November 2009. Omacor is also protected by method of use and formulation patents, the last of which expires in August 2014.

Lescol and Lescol XL

In November 2000, we entered into a five year promotion agreement with Novartis to acquire marketing rights to the Lescol family of cholesterol management products (Lescol and Lescol XL) in the United States, for $40.0 million. Net sales of the Lescol family of products as reported by Novartis were $284.0 million in 2004, a decline of $22.5 million from 2003, due in large part to the publication of clinical results demonstrating the benefits of higher potency statins, as well as the significant promotion spending by Pfizer (in support of the statin market leader, Lipitor), AstraZeneca (in support of Crestor) and Merck/Schering-Plough (in support of Vytorin). In the first quarter of 2005, Novartis reported net sales of the Lescol family of products of $43.2 million. Prescription demand for Lescol XL, the brand we actively promote, increased by 2% in 2004 compared to 2003 and decreased 7% in the first quarter of 2005 compared to the corresponding period in 2004. Under our promotion agreement, for the years 2000 through 2005, Novartis records the sales for the Lescol brands and we receive promotion revenues equal to a substantial percentage of the sales of the Lescol brands above contractually specified minimum sales levels. Promotion revenues we earned under this agreement amounted to $105.1 million in 2004 and $10.1 million in the first quarter of 2005. The percentage of Lescol brand net sales of Novartis that we received as promotion revenues in 2004 and the first quarter of 2005 were 37% and 23%, respectively.

In April 2005, we agreed to extend the term of our promotional efforts on the Lescol family of products through December 31, 2007. Under the terms of the agreement, we will continue to promote Lescol XL with our primary care and specialty sales forces. Either party has the right to terminate the promotion agreement without cause with 90 days advance written notice with effect beginning January 1, 2006. Beginning on January 1, 2006, Novartis is obligated to reimburse us for all promotional and selling and marketing expenses related to our promotion of the Lescol family of products. Also, beginning on January 1, 2006, we will receive a residual payment equal to 20% of Lescol brand net sales in 2006 and 10% of such net sales in 2007. The patent exclusivity applicable to the Lescol products, expires in December 2011.

Other Promotion Activities

In October 2002, we entered into a co-promotion agreement with Biovail Pharmaceuticals, Inc. in which we agreed to promote five of its brands. From October 2002 to December 2003, we promoted those brands and received royalties based upon the net sales for those brands. Those royalties totaled $3.5 million for 2002 and $20.9 million for 2003. Our cost to promote the brands totaled $8.1 million in 2002 and $69.3 million in 2003. Effective December 31, 2003, the parties mutually agreed to terminate this agreement. As a result of the termination, we received a one-time payment of $61.0 million from Biovail, which was included in other income in 2003.

Axid and Axid Oral Solution

In October 2000, we acquired from Lilly exclusive U.S. rights to certain patents, trademarks and copyrights for the Axid brand for $20.0 million. Net sales in the United States by Lilly of Axid in 1999 were approximately $239.2 million. We were also required to purchase from Lilly certain minimum quantities of samples, as well as certain minimum quantities of the product at a cost of 95% of the estimated net selling price of the product, subject to certain purchase price adjustments for volumes above the specified minimums.

Our net sales of Axid were $202.0 million in 2001 but declined to $64.7 million in 2002 with the loss of patent protection in April 2002 and marketing exclusivity in July 2002 resulting from the FDA’s denial of our request for an additional six months of pediatric exclusivity. Net sales of Axid in 2003 and 2004 were not significant. Due to the amount and expiration dating of inventory estimated to be held by wholesalers and retailers we have been recording a full product return reserve on all shipments of Axid beginning in the second quarter of 2004, and we expect to continue to do so until October 2005, by which time we anticipate newly dated product will be shipped.

As part of our product life cycle management strategy, we developed Axid OS, a liquid formulation of nizatidine, the active pharmaceutical ingredient in Axid capsules. We filed an NDA with the FDA in April 2002 and received approval to market the product in May 2004 with three years of marketing exclusivity under the Hatch-Waxman Act. We commenced marketing of Axid OS in the third quarter of 2004. Since Axid OS is primarily prescribed by pediatricians, which are outside our target audience, we anticipate divesting the product in 2005.

We filed a patent application covering the formulation of Axid OS in July 2002 for which a notice of allowance was received in April 2005. Additional patent applications for the product were filed in January 2005 and May of 2005, each of which is currently pending.

Product Development Projects

To develop our product candidates, we use in-house expertise as well as third-party proprietary drug delivery systems, formulation technologies and clinical patient recruitment and monitoring services. Our research and development expenses were approximately $37.7 million in 2004 and approximately $6.8 million in the first quarter of 2005. We expect to incur approximately $32.0 million in costs related to research and development projects during 2005, which include:

•	Antara label expansion;

•	Rythmol observational registry;

•	Omacor label expansions/drug interactions studies;

•	Omacor-statin fixed dose combinations;

•	Omacor-fenofibrate fixed dose combinations;

•	DynaCirc CR reformulation;

•	Propranolol LA; and

•	RP-606.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are necessary to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Actual results could differ from these estimates.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following reflect our most critical accounting policies and judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (together, “SAB 101”) and Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”). We generally recognize revenue at the time products are shipped to the customer. In the case of shipments made to wholesalers that do not meet the revenue recognition criteria of SFAS 48 and SAB 101, we do not recognize revenue upon shipment of product. For these product sales, we invoice the wholesaler and record deferred revenue at gross invoice sales price. We recognize the deferred revenue (net of discounts, rebates, sales allowances and accruals for returns) when the inventory is utilized by the end-user, as quantified using data from third-party information sources. We continue to recognize revenue on these shipments on this basis until such time as all of the revenue recognition criteria of SFAS 48 and SAB 101 are met. We did not record deferred product revenue until the year ended December 31, 2004. The deferred product revenue in 2004 related to shipments of Axid OS. As of December 31, 2004 and March 31, 2005, deferred product revenue for Axid OS was $0.9 million and $0.5 million respectively.

Promotion revenues, which are based on sales reported by third-parties, are recognized once contractual sales performance measures have been met. As of December 31, 2003 and 2004 and March 31, 2005, we had deferred promotion revenues of $10.0 million related to Lescol, which will be recognized on December 31, 2005.

Accruals for Rebates, Returns, Chargebacks, Coupons and Debit Cards

Accrued rebates include amounts we may be required to pay under Medicaid, managed care and other commercial contractual programs. We accrue for rebates in the same period the related sale is recognized. The accruals reduce revenues and are included in accrued expenses. We estimate accrued rebates based on a percentage of selling price determined from historical experience. We evaluate these estimates based on our historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. At the time of rebate payments, which generally occur after the related sales, we record a reduction to accrued expenses and, at the end of each quarter, adjust accrued expenses for any differences between estimated and actual payments. Medicaid pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time.

We accrue for returns in the same period the related sale is recognized. The accruals reduce revenues and are included in accrued expenses. We accrue for returns based on historical experience, projected future prescriptions of the products and the amount and expiry of inventory estimated to be in the distribution channel.

We accrue for chargebacks in the same period the related sale is recognized. The accruals reduce revenues and are recorded as contra-accounts receivable. Our chargeback accruals are based on an estimate of claims not yet submitted by customers, using historical experience.

We accrue for coupons and debit cards when they are issued. The accruals reduce revenues and are included in accrued expenses. We accrue for coupons and debit cards based on historical redemption rates for similar programs.

Each reporting period we evaluate these estimates and adjust them as necessary.

Inventory

Inventory is valued at the lower of first-in, first-out cost or market. We estimate the market value or net sales value based on current realization trends. If, on a product basis, the projected net realizable value is less than cost, a provision is made to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time the losses are evident rather than at the time the goods are actually sold.

We consider projected demand for our products and product expiry dates in calculating the amount of our inventory reserves. Product demand is projected by estimating future prescriptions based on current and historical trends, market conditions, competitive products and other relevant information.

Volume-based purchase price adjustments were recorded as contra-inventory and recognized as a reduction to cost of product sales in the period the product was sold.

Intangible Assets

When we purchase products or acquire product licenses, we classify the excess of the purchase price over the tangible net assets acquired, if any, as intangible assets. This excess purchase price is allocated to intangible assets, including patents and licenses, based on their estimated fair values. We estimate the useful lives of the assets by factoring in the characteristics of the products such as: patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products and other similar issues, and we amortize the intangibles over the relevant periods. The factors that drive the estimate of the life of the asset are inherently uncertain.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important that could trigger an impairment review include the following: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (iii) significant negative industry or economic trends.

When we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we first perform an assessment of the asset’s recoverability. Recoverability is determined by comparing the carrying amount of an intangible asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the intangible asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the intangible asset. As of March 31, 2005, the book value of net intangible assets represented approximately 48% of our total assets. Any determination requiring the write-off of a significant portion of unamortized intangible assets could adversely affect our results of operations and financial condition.

Deferred Tax Assets

Our deferred tax assets are comprised primarily of net operating loss carryforwards for losses incurred since June 29, 2003, the effective date of our election to be treated as a corporation for federal income tax purposes. At March 31, 2005, we had net operating loss carryforwards for federal income tax purposes of an estimated $194.4 million. These loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. We establish a valuation allowance to reduce our deferred tax assets to the amounts we expect to realize. Due to a lack of a history of generating taxable income, we record a valuation allowance equal to 100% of our net deferred tax assets. In the event that we are able to generate taxable earnings in the future and determine it is more likely than not that we can realize our deferred tax assets, an adjustment to the valuation allowance would be made that would increase income in the period that such determination is made.

Stock-Based Compensation

We grant stock options to our employees under our Equity Incentive Plans. We account for our stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations including SFAS Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25. Accordingly, compensation expense is recorded on the date of grant of an option to an employee or member of the Board of Directors only if the market price of the underlying stock on the date of grant exceeds the exercise price.

Pursuant to his employment agreement, Dr. Mario, our Chairman and Chief Executive Officer, is entitled to receive grants of common stock at a price of $0.01 per share so that he or his relevant transferees, at all relevant times, hold common shares of Reliant equal to 1% of the fully diluted shareholder interests of Reliant (as calculated pursuant to the terms of his employment agreement). Accordingly, as a result of this offering, Dr. Mario will receive additional shares of common stock. Upon the issuance of these shares, we will record a charge to earnings equal to the difference between the market price of the shares granted and $0.01 per share. We have estimated that based on              additional shares of common stock granted to Dr. Mario upon consummation of this offering at the initial public offering price of $             per share, the mid-point of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus, the charge would be $            .

Results of Operations

Comparison of the three months ended March 31, 2005 and 2004.

Revenues.    Total revenues for the first quarter of 2005 decreased by 26% to $40.6 million compared to the first quarter of 2004. The components of total revenues for these periods were as follows:

	Quarter Ended March 31,
	2004	2005
	(in millions)
Net Product Sales	$34.0	$30.5
Promotion Revenues	21.1	10.1

Total Revenues	$55.1	$40.6

Net product sales for the first quarter of 2005 decreased $3.5 million, or 10%, to $30.5 million compared to the first quarter of 2004. The decrease in net product sales is primarily attributable to an $8.1 million decrease in net product sales of the DynaCirc brand, partially offset by $4.4 million of net product sales of Antara, primarily resulting from the wholesaler and retailer inventory stocking process typically associated with a product launch. Sales of the DynaCirc brand were lower in the first quarter of 2005 due primarily to inventory supply shortages of DynaCirc CR as a result of manufacturing difficulties. Additionally, shipments of the DynaCirc brand were higher in the first quarter of 2004 as a result of lower than anticipated shipments in the fourth quarter of 2003 as a result of manufacturing difficulties.

Lescol brand promotion revenues for the first quarter of 2005 decreased $11.0 million, or 52%, to $10.1 million compared to the first quarter of 2004. This decrease in Lescol revenues was attributable to lower sales of the Lescol brand by Novartis, which decreased by $18.4 million in the first quarter of 2005 compared to the first quarter of 2004. We believe that the lower Lescol sales are attributable to a reduction in wholesaler inventory levels. Additionally, Lescol brand prescription demand has been lower as a result of the publication of clinical results demonstrating the benefits of higher potency statins, as well as the significant promotional spending by Pfizer (in support of the statin market leader, Lipitor), AstraZeneca (in support of Crestor) and Merck/Schering-Plough (in support of Vytorin), which has continued to erode the market share of competing statins, including the Lescol brand.

Gross Margin.    Gross margin on net product sales for the first quarter of 2005 and the first quarter of 2004 was 76% and 74%, respectively, and was calculated as follows:

	Quarter Ended March 31,
	2004	2005
	(in millions)
Net Product Sales	$34.0	$30.5
Cost of Product Sales	8.9	7.4

Gross Margin on Net Product Sales	$25.1	$23.1

Gross Margin as a Percentage of Net Product Sales	74%	76%

The increase in the gross margin in 2005 as compared to 2004 was favorably impacted by increased sales of the high margin Rythmol SR brand, partially offset by the negative impact of $4.2 million in charges resulting from returns and accruals for expected returns for short dated Axid inventories held by wholesalers and retailers. The DynaCirc CR brand generated a gross margin of 27% and 84% for the first quarter of 2005 and the first quarter of 2004, respectively. The lower margin in the first quarter of 2005 was driven by (1) the write-off of $1.6 million of DynaCirc CR inventory that did not meet quality specifications during the first quarter of 2005; (2) higher net sales adjustments of $1.4 million in the first quarter of 2005, primarily due to increased Medicaid and managed care rebates; and (3) the absence of the receipt of a distribution fee in the first quarter of 2005 versus the receipt of a fee of $0.9 million received in the first quarter of 2004.

Cost of Promotion Revenues.    Cost of promotion revenues for the first quarter of 2005 decreased $2.1 million, or 9%, to $22.2 million compared to the first quarter of 2004. The decrease was due to a reduction in promotional spending in anticipation of the extension of the Lescol agreement with Novartis, which reduces the contractually required promotional spending in 2005 by $10 million.

Sales and Marketing.    Sales and marketing expenses for the first quarter of 2005 and the first quarter of 2004 were $34.2 million and $25.8 million, respectively. The increase of $8.4 million, or 33%, is attributable to an increase in promotional spending in connection with the launch of Antara, partially offset by a decrease in spending on other brands. We incurred a total of $17.3 million in sales and marketing expenses for Antara during the first quarter of 2005. The sales and marketing expenses for all other brands decreased by 35% to $16.9 million for the first quarter of 2005 from $25.8 million for the corresponding period for 2004.

General and Administrative.    General and administrative expenses for the first quarter of 2005 and the first quarter of 2004 were $6.3 million and $7.1 million, respectively. The decrease of $0.8 million, or 11%, was attributable to lower costs associated with the DynaCirc CR manufacturing site transfer.

Amortization of Intangible Assets.    Amortization of intangible assets for the first quarter of 2005 and the first quarter of 2004 was $7.9 million and $7.2 million, respectively. The increase of $0.7 million, or 10%, was attributable to the amortization of the Omacor and Antara intangible assets, resulting from milestone payments in November 2004.

Research and Development.    Research and development expense for the first quarter of 2005 and the first quarter of 2004 was $6.8 million and $6.2 million, respectively. The increase of $0.6 million, or 10%, was primarily related to increased spending on the development of Omacor ($1.5 million), Rythmol SR ($1.3 million) and the DynaCirc CR reformulation ($0.3 million), partially offset by decreased spending on RP-606 ($2.4 million).

Other Expense, Net.    Other expense, net for the first quarter of 2005 and the first quarter of 2004 was $0.8 million and approximately zero, respectively. We recorded other expense, net of $0.8 million in the first quarter of 2005 for a termination fee payment to be made to Cipher Pharmaceuticals Ltd. resulting from the termination of the distribution and supply agreement relating to Cipher’s fenofibrate product in February 2005.

Interest Expense.    Interest expense for the first quarter of 2005 was $3.3 million. Interest expense incurred during the first quarter of 2005 primarily consisted of interest attributable to the $95.0 million term loan agreement entered into in September 2004. We did not record any interest expense in the first quarter of 2004.

Interest Income.    Interest income for the first quarter of 2005 and the first quarter of 2004 was $0.3 million and $0.2 million, respectively.

Income Tax Provision.    Prior to June 29, 2003, we were taxed as a partnership for income tax purposes, with profits or losses allocated to and reported on the tax return of each member. Effective June 29, 2003, we elected to be treated as a corporation for federal and state income tax purposes. As of March 31, 2005, we had estimated net operating losses for federal and state income tax purposes of $194.4 million, which for federal income tax purposes begin to expire in 2023 and for state income tax purposes expire in various years through 2024. Similar carryforwards with varying expiration dates are available for state income tax purposes. Income taxes were accounted for using the liability method with a valuation allowance established reducing the deferred tax assets attributable to the above carryforwards to zero as of March 31, 2005. An income tax provision of approximately zero and $0.1 million was recorded for the first quarter of 2005 and the first quarter of 2004, respectively, for certain state taxes.

Net Loss.    As a result of the items discussed above, we incurred a net loss of $47.9 million for the first quarter of 2005 and $24.2 million for the first quarter of 2004, and a net loss applicable to common stockholders of $91.7 million for the first quarter of 2005 and $38.8 million for the first quarter of 2004.

Comparison of the fiscal years ended December 31, 2004 and 2003.

Revenues.    Total net revenues in 2004 increased by 29% to $222.3 million compared to 2003. The components of total revenues for these periods were as follows:

	Year Ended December 31,
	2003	2004
	(in millions)
Net Product Sales	$29.4	$117.2
Promotion Revenues	142.4	105.1

Total Revenues	$171.8	$222.3

Net product sales for 2004 increased $87.8 million, or 299%, to $117.2 million compared to 2003. The increase in net product sales in 2004 was primarily due to the net product sales of the Rythmol brand of $48.8 million in 2004, which was acquired by us in December 2003 and launched in February 2004, as well as an $18.1 million, or 114%, increase in net product sales of DynaCirc CR to $34.0 million in 2004 compared to 2003. Net product sales in 2004 were positively impacted by the reversal of a previously accrued Medicaid liability of $4.2 million, as payment of such liability is no longer probable. Net product sales for 2003 were negatively impacted by $24.0 million in charges resulting from returns and accruals for expected returns of short-dated InnoPran XL and Axid held by wholesalers.

Promotion revenues for 2004 decreased $37.3 million or 26% to $105.1 million compared to 2003. The components of promotion revenues for these periods were as follows:

	Year Ended December 31,
	2003	2004
	(in millions)
Promotion Revenue—Lescol	$121.5	$105.1
Promotion Revenue—Other	20.9	—

Total Promotion Revenue	$142.4	$105.1

Lescol brand promotion revenue for 2004 decreased $16.4 million, or 13%, to $105.1 million compared to 2003. The decrease in Lescol revenues was attributable to lower net sales of the Lescol brand, which decreased $22.5 million in 2004 compared to 2003, resulting in part from the publication of clinical results demonstrating the benefits of higher potency statins, as well as significant promotional spending by Pfizer, AstraZeneca, and Merck/Schering-Plough, which continued to erode the market share of competing statins, including Lescol.

We did not record any promotion revenues for 2004 with respect to the Biovail co-promotion agreement, which was terminated effective December 31, 2003.

Gross Margin.    Gross margin on net product sales for 2004 and 2003 was 82% and 35%, respectively, and was calculated as follows:

	Year Ended December 31,
	2003	2004
	(in millions)
Net Product Sales	$29.3	$117.2
Cost of Product Sales	19.0	21.4

Gross Margin on Net Product Sales	$10.3	$95.8

Gross Margin as a Percentage of Net Product Sales	35%	82%

Gross margin on product sales was negatively impacted by charges for returns and accruals for expected returns of short-dated inventory, primarily related to Axid and InnoPran XL, of $5.0 million in 2004 and $8.3 million in 2003. The improvement in gross margin in 2004 compared to 2003 was attributable to the addition of the Rythmol brand to the portfolio in February 2004, which yielded a gross margin on net sales of 90% in 2004. Additionally, the gross margin for the DynaCirc brands improved to 84% in 2004 compared to 78% in 2003 with the transfer of manufacturing of DynaCirc from Novartis to another third-party manufacturer and lower inventory costs for DynaCirc CR.

Cost of Promotion Revenues.    Cost of promotion revenues for 2004 decreased $76.2 million, or 46%, to $88.1 million compared to 2003. The decrease was primarily due to a $69.3 million decrease in costs associated with our co-promotion agreement with Biovail, which was terminated effective December 31, 2003, as well as a $6.8 million reduction in costs to promote Lescol XL as a result of the shift of promotion spending from Lescol XL to our owned brands.

Sales and Marketing.    Sales and marketing expenses for 2004 and 2003 were $113.3 million and $40.3 million, respectively. The increase of $73.0 million, or 181%, was attributable to the redeployment of sales force efforts from promoting Biovail products in 2003 to promoting our owned products in 2004, additional sales calls as a result of an expanded sales force and a shift in sales force efforts from promoting Lescol XL to our owned brands.

General and Administrative.    General and administrative expenses for 2004 and 2003 were $35.7 million and $21.2 million, respectively. The increase of $14.5 million, or 68%, was primarily attributable to additional costs associated with the DynaCirc manufacturing site transfers ($4.1 million), increased personnel ($3.9 million), provisions for shareholder loans receivable ($2.1 million) and increased legal costs ($1.8 million).

Amortization of Intangible Assets.    Amortization of intangible assets for 2004 and 2003 was $29.3 million and $11.9 million, respectively. The increase of $17.4 million, or 146%, was attributable primarily to the amortization of the Rythmol brand intangible assets acquired in December 2003 and the amortization of the Omacor and Antara intangible assets resulting from the milestone payments made as a result of its FDA approval in November 2004.

Research and Development.    Research and development expense for 2004 and 2003 was $37.7 million and $18.0 million, respectively. The increase of $19.7 million, or 109%, was primarily related to a licensing payment of $10.0 million made in September 2004 prior to product approval to acquire the rights to market, sell and distribute Omacor in the United States and Puerto Rico, as well as increased clinical trial costs to develop RP-606 and Propranolol LA.

Other (Income) Expense, Net.    Other expense, net for 2004 was approximately zero as compared to other income, net of $57.7 million for 2003. Other income, net in 2003 represented a one-time termination fee of $61.0 million recognized in December 2003 upon termination of the co-promotion agreement with Biovail, partially offset by a contractual minimum royalty charge of $3.3 million on new formulations of Axid.

Interest Expense.    Interest expense for 2004 and 2003 was $4.2 million and $5.0 million, respectively. Interest expense incurred in 2004 primarily consisted of interest attributable to the $95.0 million term loan agreement entered into in September 2004. Interest expense incurred in 2003 was related to long-term debt outstanding in 2003 and certain bridge loans issued and outstanding in 2003 prior to the initial closing of our Series D financing in September 2003. All 2003 debt was paid down or converted into Series D convertible, redeemable preferred units in late 2003 following receipt of the initial proceeds from our Series D preferred financing and the termination fee from Biovail.

Interest Income.    Interest income for 2004 and 2003 was $1.0 million and $0.6 million, respectively. The increase was attributable to higher average cash and cash equivalents.

Income Tax Provision.    Prior to June 29, 2003, we were taxed as a partnership for income tax purposes, with profits or losses allocated to and reported on the tax return of each member. Effective June 29, 2003, we elected to be treated as a corporation for federal and state income tax purposes. For the period from June 29, 2003 to December 31, 2004, we had net operating losses for federal income tax purposes of approximately $145.7 million, which can be carried forward to future periods and begin to expire in 2023. Similar carryforwards with varying expiration dates are available for state income tax purposes. Income taxes were accounted for using the liability method with a valuation allowance established reducing the deferred tax assets attributable to the above carryforwards to zero as of December 31, 2004. An income tax benefit of $0.3 million was recorded in 2004 for certain state taxes.

Net Loss.    As a result of the items discussed above, we incurred a net loss of $106.2 million in 2004 and $49.8 million in 2003, and a net loss applicable to common stockholders of $170.8 million in 2004 and $88.4 million in 2003.

Comparison of the fiscal years ended December 31, 2003 and 2002.

Revenues.    Total revenues for 2003 decreased by 3% to $171.8 million compared to 2002. The components of total revenues for these periods were as follows:

	Year Ended December 31,
	2002	2003
	(in millions)
Net Product Sales	$105.9	$29.4
Promotion Revenues	71.5	142.4

Total Revenues	$177.4	$171.8

Net product sales for 2003 decreased $76.5 million or 72% to $29.4 million compared to $105.9 million in 2002. Net product sales for 2003 were negatively impacted by a $75.7 million decline in Axid net product sales following the loss of marketing exclusivity in July 2002 and the concurrent discontinuation of promotional activities.

Promotion revenues for 2003 increased $70.9 million, or 99%, to $142.4 million compared to 2002. The components of promotion revenues for these periods were as follows:

	Year Ended December 31,
	2002	2003
	(in millions)
Promotion Revenue—Lescol	$68.0	$121.5
Promotion Revenue—Other	3.5	20.9

Total Promotion Revenue	$71.5	$142.4

Lescol brand promotion revenue for 2003 increased $53.5 million, or 79%, to $121.5 million compared to 2002. The increase in Lescol revenues was attributable to increased net sales of the Lescol brand by Novartis, which increased $50.3 million in 2003 compared to 2002.

Promotion revenues for 2003 with respect to a co-promotion agreement increased $17.4 million compared to 2002, reflecting a full year of promotion in 2003 compared to three months of promotion in 2002.

Gross Margin.    Gross margin on product sales for 2003 and 2002 was 35% and 29%, respectively, and was calculated as follows:

	Year Ended December 31,
	2002	2003
	(in millions)
Net Product Sales	$105.9	$29.4
Cost of Product Sales	75.4	19.0

Gross Margin on Net Product Sales	$30.5	$10.4

Gross Margin as a Percentage of Net Product Sales	29%	35%

Overall gross margins in 2003 and 2002 were negatively affected by charges taken for product returns and short-dated and excess inventories, particularly with respect to Axid. Improvement in gross margin in 2003 was the direct result of a decline in sales of lower margin Axid and an increase in sales of the DynaCirc brand whose gross margin improved to 78% in 2003 compared to 77% in 2002.

Cost of Promotion Revenues.    Cost of promotion revenues for 2003 increased $59.6 million, or 57%, to $164.3 million compared to 2002. The increase is due to a $61.3 million increase in costs associated with a co-promotion agreement reflecting a full year of promotion in 2003 compared to three months of promotion in 2002. The costs to promote Lescol XL in 2003 were relatively consistent with 2002, decreasing $1.7 million in 2003 compared to 2002.

Sales and Marketing.    Sales and marketing expenses for 2003 and 2002 were $40.3 million and $46.1 million, respectively. The decrease of $5.8 million, or 13%, is attributable to the discontinuation of promotional activities in support of Axid following its loss of marketing exclusivity in July 2002, resulting in decreased sales and marketing expense of $17.1 million, as well as a decrease in sales and marketing spend on the DynaCirc family of products of $7.9 million due to the reallocation of sales force for the co-promotion of products in late 2002 and 2003, which were partially offset by an increase of $18.0 million in sales and marketing expense incurred in 2003 in support of the launch of InnoPran XL.

General and Administrative.    General and administrative expenses for 2003 and 2002 were $21.2 million and $19.7 million, respectively. The increase of $1.5 million, or 8%, was primarily attributable to increased non-capitalizable consulting fees associated with the implementation of a spend management system, tax consulting costs related to our conversion from a limited liability company to a corporation, costs associated with the DynaCirc CR manufacturing site transfer and increased maintenance and depreciation resulting from our acquisition of a fractional interest in an aircraft.

Amortization of Intangible Assets.    Amortization of intangible assets for 2003 and 2002 was $11.9 million and $25.5 million, respectively. The decrease of $13.6 million, or 53%, was attributable to a decrease of $15.2 million in amortization associated with the acquisition of an exclusive U.S. license for the DynaCirc family of products, which license expired in December 2002, partially offset by one month of amortization of Rythmol brand intangible assets, which we acquired in December 2003.

Research and Development.    Research and development expense for 2003 and 2002 was $18.0 million and $26.0 million, respectively. The decrease of $8.0 million, or 31%, was primarily related to the completion or termination of development projects in support of Axid line extensions.

Other (Income) Expense, Net.    Other income, net for 2003 was $57.7 million as compared to other expense, net of $0.4 million for 2002. The other income, net in 2003 represented a one-time termination fee of $61.0 million recognized in December 2003 upon termination of the co-promotion agreement with Biovail, partially offset by a contractual minimum royalty charge on new formulations of Axid of $3.3 million.

Interest Expense.    Interest expense for 2003 and 2002 was $5.0 million and $1.1 million, respectively. The increase in interest expense in 2003 was attributable to the issuance of long-term debt in 2002 and 2003 and certain bridge loans issued in 2003 prior to the initial closing of our Series D financing in September 2003. All debt was subsequently paid down or converted into Series D convertible, redeemable preferred units in late 2003 following receipt of the initial proceeds from our preferred Series D financing and the termination fee from Biovail. The lower interest expense in 2002 was attributable to the exchange of borrowings under a bridge loan for Series C convertible, redeemable preferred units in December 2001.

Interest Income.    Interest income for 2003 and 2002 was $0.6 million and $0.9 million, respectively.

Income Tax Provision.    Prior to June 29, 2003, we were taxed as a partnership for income tax purposes, with profits or losses allocated to and reported on the tax return of each member. Effective June 29, 2003, we elected to be treated as a corporation for federal and state income tax purposes. An income tax provision of $0.3 million was recorded in 2003 for certain state taxes.

Net Loss.    As a result of the items discussed above, we incurred a net loss of $49.8 million in 2003 and $120.7 million in 2002, and a net loss applicable to common stockholders of $88.4 million in 2003 and $152.3 million in 2002.

Liquidity and Capital Resources

Since our inception in August 1999, we have financed our operations primarily through the sales of preferred equity interests supplemented from time to time with various forms of debt. We have received a total of $574.1 million from these private offerings.

We incurred a net loss of $47.9 million in the first quarter of 2005, $106.2 million in 2004, $49.8 million (which includes a one-time non-operating gain of $61.0 million) in 2003 and $120.7 million in 2002. As of March 31, 2005, we had an accumulated deficit of $744.4 million. We plan to continue our investments in the licensing or acquisition of new products and product development candidates, as well as to continue to develop product candidates with patent protection and marketing exclusivity.

At March 31, 2005, our principal sources of liquidity consisted of $29.9 million in cash and cash equivalents and $5.1 million available for borrowing under a revolving credit facility. In addition, on April 13, 2005, we concurrently entered into three separate financing transactions (see discussion under “Term Loans” below). These transactions resulted in $170.0 million in new borrowings. A substantial portion of the proceeds from these borrowings were used to repay the $95.0 million in indebtedness incurred in September 2004. As a result of these transactions we received net proceeds of $62.4 million, net of amounts deposited in the interest reserve fund and deferred financing costs paid at closing, and have an additional $29.625 million available for borrowing under a third-lien term loan.

Our management believes that our existing capital resources, including the net proceeds of this offering, in combination with the net proceeds from our financing activities in April 2005 and $29.625 million available for borrowing under our third-lien term loan and up to an additional $25.0 million under our revolving credit facility will be sufficient to maintain and grow our current operations. Our longer-term liquidity and capital requirements will depend upon numerous factors including our operating performance, significant economic, regulatory, product supply and competitive uncertainties in addition to the cost to license or acquire new products or product development candidates, the expansion of our sales force and related infrastructure and the conduct of clinical trials in support of development projects. If required, we may raise such additional funds through public or private debt or equity financings or other arrangements. There can be no assurance that such financing will be available on terms acceptable to us, if at all, or that such financing will not be dilutive to our stockholders.

Summary of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in millions)			(in millions)
Cash (used in) provided by:
Operating activities	$(102.1)	$(30.4)	$(117.9)	$(46.8)	$(24.5)
Investing activities	(2.2)	(107.5)	(20.3)	(1.9)	(1.6)
Financing activities	70.4	200.4	101.9	0.9	(2.3)

Net (decrease)/increase in cash and cash equivalents	$(33.9)	$62.5	$(36.3)	$(47.8)	$(28.4)

Cash used in operating activities was $24.5 million and $46.8 million for the first quarter of 2005 and the first quarter of 2004, respectively. Cash used in operating activities during the first quarter of 2005 was primarily the result of a net loss of $47.9 million. Cash used in operating activities during the first quarter of 2004 was primarily the result of a net loss of $24.2 million and an increase in accounts receivable of $17.3 million primarily driven by extended payment terms provided upon the launch of the Rythmol brands. Cash used in operating activities was $117.9 million, $30.4 million and $102.1 million for 2004, 2003 and 2002, respectively. Cash used in operating activities during 2004, 2003 and 2002 was primarily the result of the net loss incurred in each corresponding year.

Cash used in investing activities was $1.6 million and $1.9 million for the first quarter of 2005 and the first quarter of 2004, respectively. Cash used in investing activities during the first quarter of 2005 was primarily for capital expenditures to support the expansion of our training, sales, and marketing facilities and computer software upgrades. Cash used in investing activities during the first quarter of 2004 was primarily the result of capital expenditures to support our new sales training center. Cash used in investing activities was $20.3 million, $107.5 million and $2.2 million in 2004, 2003 and 2002, respectively. Cash used in investing activities during 2004 was the result of licensing payments for Omacor and Antara as well as capital expenditures to support our new sales training center, computer software upgrades and the transfer of the manufacturing of DynaCirc CR from Novartis to Patheon. Cash used in investing activities in 2003 was for the acquisition of the exclusive U.S. rights to the Rythmol brands from Abbott for $93.0 million in December 2003 and $12.5 million for the acquisition of the DynaCirc brand in March 2003.

Cash used in financing activities was $2.3 million for the first quarter of 2005 as compared to cash provided by financing activities of $0.9 million for the first quarter of 2004. Cash used in financing activities during the first quarter of 2005 was primarily for the repayment of borrowings under the revolving credit facility. Cash provided by financing activities during the first quarter of 2004 was primarily from the issuance of Series D convertible, redeemable preferred units. Cash from financing activities was $101.9 million, $200.4 million and $70.4 million in 2004, 2003 and 2002, respectively. Cash provided by financing activities in 2004 was primarily from proceeds received upon entering a $95.0 million term loan in September 2004, as well as borrowings under the revolving credit facility. Cash provided by financing activities in 2003 was primarily from the initial and interim closings of the Series D financing round of $199.7 million. This financing, together with the Biovail termination payment of $61.0 million, served to eliminate all debt by December 31, 2003, including the payment of $64.4 million in principal and interest outstanding under the credit facility. The balance outstanding of approximately $19.1 million under this credit facility was converted into Series D convertible, redeemable preferred stock. This credit agreement was terminated in December 2003. Cash provided by financing activities in 2002 was primarily from the issuance of long-term debt of $60.2 million and $9.2 million of additional proceeds from the completion of the Series C financing round.

Credit Facilities

We entered into a $25.0 million syndicated revolving credit facility arranged by Merrill Lynch Capital on August 19, 2004, secured by a lien on our accounts receivable and proceeds therefrom. Amounts available for borrowing under the revolving credit facility are based on 85% of our eligible accounts receivable, as defined in the credit facility, reduced by reserves, if any, established by Merrill Lynch Capital in its commercially reasonable credit judgment. The revolving credit facility contains a number of negative covenants restricting, among other things, indebtedness, liens, restricted payments (including dividends), mergers and acquisitions, sales and purchases of assets, modifications to material contracts, transactions with affiliates, conduct of business, and bank accounts. The revolving credit facility also contains a financial covenant that requires our average monthly total revenues, calculated on a trailing twelve month basis, to not equal less than $11.6 million per month for a period of three consecutive months. As of March 31, 2005, there was $7.2 million outstanding under the revolving credit facility and $5.1 million available for borrowing. The revolving credit facility accrues interest at LIBOR plus 3.0%. All borrowings under the revolving credit facility will mature on August 19, 2007.

We entered into three secured term loan credit facilities on April 13, 2005, secured by liens on substantially all of our assets: (1) a $120.0 million syndicated first-lien term loan, with $120 million outstanding, accruing interest, at our option, at either the greater of the prime rate or the federal funds effective rate plus 0.5% plus 8.50% (subject to adjustment) or LIBOR plus 9.50% (subject to adjustment) per annum, and having a final maturity date of June 30, 2008; (2) a $30.0 million syndicated second-lien term loan, with $30.0 million outstanding, accruing interest at a fixed rate equal to 17% per annum compounded quarterly, all such interest of which is due at final maturity and having a final maturity date of September 30, 2008; and (3) a third-lien term loan in an amount up to $49.625 million, with $20.0 million outstanding, accruing interest at a rate per annum equal to 14% per annum compounded quarterly, all such interest of which is due at final maturity and having a final maturity date of December 30, 2008. Additionally, the third-lien term loan holders will receive additional compensation via warrants, cash or both to produce a target return of 19% per annum. The first-lien term loan credit facility contains financial covenants that require us to maintain minimum consolidated total revenues, as defined in the first-lien term loan, measured quarterly, and an inventory ratio, as defined in the first lien credit facility, shipped to total number of doses prescribed. Pursuant to the terms of the third-lien term loan, if our liquidity (as defined in the third-lien term loan) falls below $30.0 million for more than 30 days, we will be required to borrow additional amounts under the third-lien term loan in increments of $5.0 million to meet the liquidity requirements.

We also issued to the lenders under the third-lien term loan, pro rata in accordance with their respective commitments, detachable warrants to purchase 620,313 shares of our common stock. The warrants are exercisable at $20.00 per share at any time on or prior to the tenth anniversary of the closing date of the third-lien term loan. Additionally, on the earliest to occur of (1) the consummation of a change of control (as defined in the third-lien term loan) and (2) the maturity date of the third-lien term loan, we will issue to the third-lien term loan lenders, pro rata in accordance with their respective commitments, additional warrants that will include a cashless exercise feature to acquire that number of shares of common stock sufficient to generate a compound annual return to such lenders of 19% after taking into account the fixed rate and any applicable call premium and the value of the warrants issued on the closing date; provided that in the event that the number of shares of common stock underlying the closing date warrants plus the additional warrants exceeds 1,100,000, the number of additional warrants shall be automatically reduced to bring the total amount of warrants issued to such lenders to 1,100,000. The additional warrants will be exercisable at any time on or prior to the tenth anniversary of the closing date of the third-lien term loan at a price to be determined by the board of directors at the time of issuance. To the extent we are permitted under our credit facilities to make cash payments to the holders of warrants, the board of directors may, in its discretion, elect to make cash payments to such lenders to provide them with the 19% compound annual return referred to above in lieu of issuing the additional warrants.

No voluntary or mandatory prepayments are allowed on the term loan credit facilities prior to the first anniversary of the closing date. Subject to certain exceptions, no prepayments may be made on the second-lien term loan unless there are no amounts outstanding under the first-lien term loan. Any permitted prepayments on any of the term loan credit facilities made after the first anniversary of the closing date, but on or prior to the second anniversary of the closing date are to be made at a price equal to 104% of the amounts to be repaid. Any permitted prepayments on any of the term loan credit facilities made after the second anniversary of the closing date, but on or prior to the third anniversary of the closing date are to be made at a price equal to 102% of the amounts to be repaid. Prepayments on any of the term loan credit facilities after the third anniversary of the closing date through the respective maturity date shall not be subject to any prepayment premium. We are required to make mandatory prepayments on the term loan credit facilities (subject to the restrictions referenced herein and certain exceptions) upon receipt of (1) net asset sale proceeds, in excess of the greater of the net proceeds from the sale of Axid OS, if any , and $7.5 million, which are not reinvested in productive assets; (2) net insurance/condemnation proceeds which are not reinvested in productive assets; (3) cash proceeds from a capital contribution to, or the issuance of any capital stock, except for (a) equity securities issued in an initial public offering, (b) capital stock issued in connection with warrants outstanding as of December 31, 2004 or issued to lenders under the third-lien term loan, and (c) capital stock or options issued pursuant to any employee stock arrangement, stock option compensation plan, employment agreement or similar such plans; (4) cash proceeds from the issuance of debt; and (5) any consolidated excess cash flow (as defined) for any fiscal year, provided that only an amount equal to 50% of such consolidated excess cash flow shall be required to repay borrowings under the term loan credit facilities.

Summary Disclosures about Contractual Obligations

The following table reflects a summary of our contractual obligations at March 31, 2005 and has been adjusted to reflect the effects of the April 13, 2005 financing transactions:

	Due In
	Total	Remainder of 2005	2006	2007	2008	2009	2010 to 2012
	(in thousands)
Contractual Obligations:
Long-term debt (1)	$256,353	$12,049	$16,703	$16,549	$211,052	$—	$—
Operating leases (2)	20,625	3,098	3,384	3,169	3,032	3,072	4,870
Purchase/contractual commitments (3)	85,050	82,669	2,381	—	—	—	—
Stand-by letter of credit (4)	1,957	—	1,957	—	—	—	—

Total	$363,985	$97,816	$24,425	$19,718	$214,084	$3,072	$4,870

(1)	In April 2005, we concurrently entered into three separate financing transactions resulting in the prepayment of the $95.0 million term loan entered into in September 2004 and the issuance of $170.0 million in new long-term debt consisting of a $120.0 million first-lien term loan, a $30.0 million second-lien term loan and a $20.0 million third-lien term loan. The first-lien term loan matures on June 30, 2008 and requires quarterly principal payments of $0.3 million beginning on June 30, 2005. The second-lien term loan matures on September 30, 2008 and the third-lien term loan matures on December 30, 2008. The amounts in the table include the estimated interest payable on these loans using the interest rates currently in effect on our variable interest rate debt, which is described above under “—Credit Facilities.”
(2)	We lease office space, vehicles, office equipment and other assets used in the operation of the business under operating leases.
(3)	The purchase and contractual commitments consist of the following: (i) an obligation to provide at least $35.0 million (subsequently reduced to $25 million in April 2005) of promotional, selling and marketing support for the Lescol brands in 2005; (ii) contractual arrangements and purchase commitments totaling $43.3 million for (a) trade products and samples, (b) arrangements with pharmaceutical product development companies, clinical research organizations and other research service providers to design formulations and perform and service clinical trials with respect to both compounds under development and approved products; and (c) non-Lescol brand marketing services, other sales and marketing and general and administrative services; (iii) a contractual fee for the termination of a distribution and supply agreement of $0.8 million; and (iv) a contractual liability for the elimination of the royalty on net sales of Axid OS of $6.0 million.
(4)	In 2003, we entered into a letter of credit arrangement in which a bank issued a letter of credit in the amount of $1.9 million in favor of our landlord.

In addition to the aggregate minimum commitments noted above, we are contractually obligated to pay $47.6 million over time upon the achievement of specific milestones for certain clinical research and development programs.

Pursuant to our licensing and supply agreement with Pronova, we are obligated to purchase minimum quantities of inventory from Pronova during the twelve month period following the first commercial sale of Omacor and each twelve month period thereafter. Such quantities amount to $3.0 million in year one, $9.5 million in year two, $15.0 million in year three and each year thereafter until 2014 and $6.0 million in years beyond 2014.

In July 2000, we entered into liquidity option agreements with certain of our investors that were subsequently amended in 2003, 2004 and 2005. These agreements provide the holder with the right, beginning on January 1, 2005, to require us to purchase up to one-third of the holder’s then vested shares, in each of the three consecutive years beginning in 2005, at a purchase price per share equal to the fair market value on the date notice is given. Notice may only be delivered during the month of January in each of 2005, 2006 and 2007. In the event notice is not provided during the month of January in each of the years indicated above, the right to require us to repurchase the shares will expire with respect to one-third of such holder’s shares. At March 31, 2005, there were 1,100,362 shares of common stock and 943,000 shares of Series B convertible, redeemable preferred stock subject to these agreements. Pursuant to our term loan credit facilities, the holders of these rights have agreed that they will receive no payment for any shares sold to us upon exercise of these rights until such time as full or partial payment is permitted under our credit facilities or all outstanding debt under the three credit facilities entered into in April 2005 (and any refinancings thereof) is paid in full. These agreements will terminate upon consummation of this offering.

Off-Balance Sheet Entities

As of December 31, 2004 and March 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

Our exposure to market risk is confined to our cash and cash equivalents. We invest in high-quality, highly liquid financial instruments, primarily money market funds, with original maturities of three months or less, which we believe are subject to limited credit risk. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

We are exposed to interest rate risk primarily through our borrowing activities, which are described in Note 24(b) to the Consolidated Financial Statements and “Description of Indebtedness.” Our borrowings under the revolving facility and first-lien term loan are subject to variable rate interest. We do not currently hedge our interest rate exposure; however, under the terms of the first-lien term loan, we are required, if commercially reasonable, to enter into one or more interest rate swaps or other hedging arrangements by July 12, 2005 so that at least 50% of our aggregate principal amount outstanding under the term loan credit facilities are subject to a fixed interest rate to protect against exposure to interest rate fluctuations.

As of March 31, 2005, on a pro forma basis, we had gross variable interest rate debt totaling $127.2 million and gross fixed interest rate debt of $50.0 million. Our variable rate debt consists of $120.0 million in borrowings under our first-lien term loan and $7.2 million in borrowings under our revolving credit facility. Our fixed interest rate debt consists of $30.0 million in borrowings under our second-lien term loan and $20.0 million in borrowings under our third-lien term loan. If interest rates were to increase or decrease by one percentage point, the annual interest expense on our variable rate debt would increase or decrease by approximately $1.3 million. If interest rates were to increase or decrease by one percentage point, the fair value on our fixed rate debt would increase by or decrease by approximately $1.4 million. The fair value of our fixed rate debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves.

Most of our transactions are conducted in U.S. dollars, although we do have some development and commercialization agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in United States dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under certain other of these agreements are conducted in the local foreign currency.

A significant portion of our sales are to wholesalers in the pharmaceutical industry. We continuously monitor the creditworthiness of customers to whom we grant credit, and we have not experienced significant credit losses. Our top three wholesale customers together accounted for 71%, 70%, 74% and 77% of our gross product sales in 2002, 2003 and 2004 and the first quarter of 2005, respectively, and 90%, 76% and 74% of our gross accounts receivable balance at December 31, 2003 and 2004 and March 31, 2005, respectively. Our largest customer accounted for 33%, 26%, 31% and 44% of gross product sales in 2002, 2003, 2004 and the first quarter of 2005, respectively, and 20%, 12% and 23% of the gross accounts receivable balance as of December 31, 2003 and 2004 and March 31, 2005, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options or other equity instruments or by incurring liabilities to an employee or other supplier in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective for fiscal years beginning after June 15, 2005 for public companies. We have not yet adopted this pronouncement and are currently evaluating the expected impact that the adoption of SFAS 123R will have on our consolidated financial position and results of operations. However, implementation of SFAS 123R could materially and adversely affect our reported results of operations and our timing to achieve profitability.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(B) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and it replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs: an Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). This Statement is effective for inventory costs incurred during annual periods beginning after June 15, 2005. SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be treated as current-period costs. In addition, SFAS 151 states that a facility’s fixed production overhead costs should be allocated to inventory based on the normal capacity of the production facilities. The adoption of SFAS 151 is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We are a pharmaceutical company with integrated sales, marketing and development expertise, and we market a portfolio of branded cardiovascular pharmaceutical products. We focus on marketing promotionally sensitive pharmaceutical products to the high prescribing primary care, cardiovascular and specialist physician markets in the United States. We acquire rights to branded pharmaceutical products that typically have regulatory exclusivity or patent protection. We enhance the value of our product portfolio by applying highly focused marketing campaigns and by implementing strategies to extend the life cycle of the products we sell or market. In addition, we acquire rights to and develop product candidates in mid- to late-stage clinical development. This approach seeks to minimize many of the risks associated with early stage drug discovery.

We were founded in August 1999 and commenced commercial operations in the following year with the acquisition of rights to three marketed brands: DynaCirc, Axid and Lescol. Within our first six months of operations, these brands permitted the establishment of a sales force of more than 750 sales professionals. Since then, we have successfully identified and acquired rights to an additional marketed brand, Rythmol. To support the marketing of the Rythmol brand, we established our cardiovascular specialty sales force, which today consists of approximately 110 sales professionals who target specialty cardiologists. We have also received FDA approval for and market InnoPran XL and Antara, which we launched in January 2004 and February 2005, respectively. Additionally, we have received FDA approval for Omacor, which we expect to launch in late 2005.

Our sales infrastructure has grown with our product portfolio and is now comprised of nearly 1,000 sales professionals throughout the United States. As our product portfolio grows and we launch additional products, we intend to continue to expand our sales force. We believe that our sales force is highly effective relative to those of our peers, as evidenced in a recent independent survey conducted by Verispan. Compared to the specialty pharmaceutical companies that we consider our peers, we ranked second in sales force quality and familiarity among all physicians surveyed and second among cardiologists.

In addition to our marketing and promotion efforts, we use product life cycle management strategies to extend the life and marketing exclusivity of our owned products. For example, we conduct clinical trials to obtain additional FDA-approved uses. We also develop product enhancements that improve safety, convenience or compliance to enhance therapeutic value.

In 2004, we recorded strong growth in our owned product portfolio, driven principally by DynaCirc CR and the Rythmol family of products. We continue to expand our cardiovascular product offerings with the launch of Antara and the expected launch of Omacor. In addition to our owned products, we promote the Lescol family of products under a promotion agreement with Novartis. In 2004, we recorded $222.3 million in total revenues, of which $117.2 million was derived from net sales of our owned products and $105.1 million was promotion revenues, and we incurred a net loss of $106.2 million.

We believe that the experience, expertise and industry relationships of our senior management are vital to our success. Our Chief Executive Officer, Ernest Mario, Ph.D., served as Deputy Chairman and Chief Executive of Glaxo plc and Chairman and CEO of Alza Corporation. In addition, our Chief Operating Officer, Joseph S. Zakrzewski, served in various capacities over the past 17 years at Eli Lilly and Company, most recently as Vice President, Corporate Business Development. Many other members of our senior management team have also served in senior positions at leading pharmaceutical companies. Our Chief Financial Officer, Robert R. Ferguson III, also has significant public company experience, having served as Vice Chairman and CEO of Continental Airlines, as President, CEO and CFO of Continental Airlines Holdings, as well as Chairman and CEO of Midway Airlines.

Our Strategy

Target the High Prescribing Primary Care, Cardiovascular and Specialist Physician Markets.    We believe the primary care and cardiovascular physician markets represent a highly attractive opportunity for us. Primary care and cardiovascular physicians represent only 34% of all prescribing physicians, yet they write approximately 68% of all prescriptions in the United States. We target our sales force promotional efforts to reach these physicians on a frequent basis. Our experience has shown that primary care and cardiovascular physicians respond well to direct pharmaceutical product promotion and education. Access to this market requires a relatively large sales force and significant investment. In addition, we target high prescribing specialist physicians through our cardiovascular specialty sales force, which provides additional marketing synergies among our various brands and an additional competitive advantage in seeking product opportunities.

Acquire, Develop and Market Novel Compounds in Mid- to Late-Stage Development.    To expand our owned product portfolio, we typically seek to acquire and develop product candidates in mid- to late-stage clinical development. This strategy seeks to minimize many of the risks associated with the early stage drug discovery process. These development opportunities typically originate with smaller pharmaceutical firms, biotechnology companies or international pharmaceutical companies having limited or no U.S. presence and that do not have the infrastructure necessary to take a drug through the FDA approval process or to market a product in the United States. For example, in August 2004, we acquired an exclusive license to develop, market and distribute Omacor in the United States, while it was in late-stage registration with the FDA. Omacor received FDA approval in November 2004 for the treatment of very high triglycerides (500 mg/dL and greater), and we expect to launch this product in late 2005.

Acquire Rights to Under-Promoted, Patent-Protected, Branded Pharmaceutical Products.    We seek to acquire rights to FDA-approved pharmaceutical products with well-established safety and efficacy profiles and annual sales potential of between $100 million and $500 million. Large pharmaceutical companies often view such products as having insufficient market potential to justify the time required and the investment necessary to promote these products. With our industry expertise, broad industry relationships and the capital from this offering, we expect to continue to have the ability to identify and act upon these acquisition opportunities. Once we acquire rights to a product, we endeavor to increase its sales by launching highly focused marketing campaigns that utilize our extensive sales force and marketing expertise.

Develop and Implement Life Cycle Management Strategies.    We implement life cycle management strategies for currently or previously marketed brands. These strategies typically involve seeking to expand the FDA-approved uses for our owned products, as well as develop line extensions that improve safety (such as fewer side effects), convenience (such as once daily dosing) or compliance (such as liquid formulations) to enhance therapeutic value. In the case of InnoPran XL, for example, we combined the active pharmaceutical ingredient, propranolol, with a proprietary drug release system licensed from Eurand to produce the first night-time dosed beta blocker. This life cycle development strategy enhanced the therapeutic value of propanolol by providing peak levels of the drug during the early morning hours, resulting in a new, patent protected product with three years of FDA-granted marketing exclusivity. We are currently evaluating life cycle management strategies for DynaCirc CR and Antara.

Our Product Portfolio

We currently market five brands of cardiovascular products, four of which are primarily marketed to the high prescribing primary care and cardiovascular physician markets, while the Rythmol family of products is marketed to specialty cardiologists. In addition, we expect to launch Omacor in late 2005 and market it to primary care, cardiovascular and specialty physicians. We believe that our current focus on the cardiovascular market generates marketing synergies through increased sales force expertise and a high degree of overlap among the physicians we target. The following table summarizes our FDA-approved product portfolio:

Product Name	Approved Indication	Acquisition and/or Approval	Reliant Promotional Launch Date
DynaCirc DynaCirc CR	High blood pressure (hypertension)	Licensed U.S. rights from Novartis in July 2000 and acquired these rights in March 2003	July 2000

Rythmol Rythmol SR	Irregular heart rhythms (arrhythmia)	Acquired U.S. rights from Abbott in December 2003	February 2004

InnoPran XL	High blood pressure (hypertension)	Internally developed using a proprietary drug release system, the global rights to which were licensed from Eurand in January 2000; approved by FDA in March 2003	January 2004

Antara	Cholesterol management (dyslipidemia)	Jointly developed with Ethypharm; licensed North American rights from Ethypharm in May 2001; approved by FDA in November 2004	February 2005

Omacor	Very high triglyceride management (hypertriglyceridemia)	Acquired U.S. rights from Pronova in August 2004; approved by FDA in November 2004	Expected late 2005

Lescol Lescol XL	Cholesterol management (dyslipidemia)	Promotion agreement with Novartis commencing in November 2000; subsequently extended through December 2007	November 2000

DynaCirc and DynaCirc CR (isradipine)

Product Overview.    DynaCirc and DynaCirc CR (a controlled release, once daily formulation) contain isradipine, a dihydropyridine calcium channel blocker approved for the treatment of high blood pressure. Calcium channel blockers work by interrupting the movement of calcium into heart and blood vessel tissue, thereby reducing blood pressure. Isradipine has been proven to be an effective calcium channel blocker with a low incidence of side effects. DynaCirc CR, the product we actively promote, incorporates a patented drug delivery system that ensures accurate and consistent drug delivery over a 24-hour period. In addition, DynaCirc CR has been shown to reduce the risk of edema, or swelling of the legs and ankles, and is also well-tolerated in patients on multiple drug regimens.

In 2004, total U.S. sales of calcium channel blockers were approximately $4.5 billion, consistent with 2003 sales levels. The market leaders are Pfizer’s Norvasc (amlodipine) and AstraZeneca’s Plendil (felodipine). Total U.S. sales of Norvasc and Plendil in 2004 were approximately $2.4 billion and $216 million, respectively.

In 2004, our net sales of the DynaCirc family of products were $56.3 million, representing a 42% increase over 2003. As a result of our promotional efforts, DynaCirc CR posted a 114% increase to $34.0 million in sales in 2004. Total U.S. prescriptions for DynaCirc CR grew 65% as compared to a 5% gain for Norvasc and 18% decline for Plendil in 2004 as compared to 2003.

Product Background.    DynaCirc was launched by Sandoz (a predecessor to Novartis) in 1991, but as a late market entrant with the relative disadvantage of twice daily dosing, its sales peaked in 1993 at $78.0 million. In 1996, DynaCirc CR was introduced as a once-a-day formulation. By 2000, net sales of the DynaCirc family of products had fallen to a combined total of $34.5 million, representing less than a 1% share of total prescriptions for the calcium channel blocker market. We believe that this decline was due primarily to the failure to manufacture and supply the product on a consistent basis causing periodic disruptions of trade and sample product, which resulted in a lack of promotional focus and support.

In July 2000, we acquired from Novartis an exclusive license to market, sell and distribute the DynaCirc family of products in the United States, with an option to purchase the brand. In March 2003, we completed the acquisition of the U.S. rights to DynaCirc and DynaCirc CR from Novartis. We now own all the NDAs and trademarks for, and sublicense the other intellectual property related to, DynaCirc CR. Other related intellectual property is licensed through Novartis. The composition of matter patent applicable to the DynaCirc products expired in August 2003. To date, no generic isradipine products have been approved by the FDA, but, we recently became aware that an ANDA was filed for isradipine in November 2004. DynaCirc CR has four formulation patents, three of which expire in October 2007 and one which expires in July 2008. We are currently in the early stages of formulating a line extension for the DynaCirc CR brand.

As discussed in “Business—Manufacturing,” we are in the process of transitioning the manufacture of DynaCirc CR from Novartis to Patheon Pharmaceuticals and Novartis Consumer Health. While Novartis is obligated to manufacture DynaCirc CR until the requirements under our supply agreement have been met, we expect Patheon and Novartis Consumer Health to manufacture DynaCirc CR going forward.

Product Differentiation.    DynaCirc CR has a number of favorable characteristics when compared to the market leading calcium channel blockers, Norvasc and Plendil. Two clinical studies in 2002, one with Norvasc published in The Journal of Clinical Hypertension and one with Plendil published in Congestive Heart Failure, established the superior efficacy of DynaCirc CR at 10 mg doses versus these two products. In those studies, patients who had been taking Norvasc or Plendil for a minimum of four to six months were given DynaCirc CR for six weeks and then returned to their original medications. These studies showed that:

•	DynaCirc CR was more effective than Norvasc and Plendil in lowering systolic blood pressure; and

•	Patients’ blood pressure returned to higher levels after returning to Norvasc and Plendil from DynaCirc CR.

DynaCirc CR was also observed to result in a reduced incidence of edema or swelling of the ankles and legs, consistent with the findings of a clinical study published in the British Journal of Pharmacology, which showed reduced incidence of edema with DynaCirc CR at 5 mg doses compared to Norvasc.

Rythmol and Rythmol SR (propafenone)

Product Overview.    Rythmol and Rythmol SR (a sustained release, twice daily formulation) contain propafenone, an anti-arrhythmic approved for the treatment of an irregular heart rhythm known as atrial fibrillation in patients without structural heart disease. In atrial fibrillation, abnormal electrical impulses cause spasms in the upper chambers of the heart that result in irregular and rapid beating of the heart. As a result, the heart pumps less efficiently, reducing blood flow to the body and to the heart muscle. Anti-arrhythmic drugs, with a local anesthetic effect, act as a stabilizing agent on the fibrillating membranes.

Unlike our other products, which are promoted to primary care and cardiovascular physicians generally, the Rythmol products are marketed to a small base of doctors, consisting mainly of the highest prescribing cardiologists and electro-physiologists. Our cardiovascular specialty sales force of approximately 110 sales professionals is promoting Rythmol SR in addition to our other products. We believe that our cardiovascular specialty sales force can effectively promote these products due to its expertise in promoting drugs that target cardiovascular disease. Rythmol SR is currently the only actively promoted drug in the anti-arrhythmic market.

In 2004, total U.S. sales of anti-arrhythmics were approximately $366 million, down 14% from 2003. The anti-arrhythmic market consists primarily of lower-priced generic drugs. Total prescriptions for anti-arrhythmic drugs grew 1% in 2004 compared to 2003.

In 2004, our net sales of the Rythmol family of products were $48.8 million, representing a 126% increase over net sales in the twelve months ended November 2003 prior to our acquisition of the brand. Total U.S. prescriptions for the Rythmol family of products decreased by 8.3% in 2004 compared to 2003. We launched Rythmol SR in February 2004 and recognized net sales of $26.1 million in 2004.

Product Background.    On December 3, 2003, we acquired the U.S. rights to the Rythmol family of products from Abbott for $93 million and entered into long term supply agreements with Abbott for the manufacture and supply of Rythmol and Rythmol SR. Rythmol is an anti-arrhythmic that has been marketed for over 12 years. Rythmol’s marketing exclusivity expired in November 2000. Rythmol SR, a sustained release formulation, was approved by the FDA in September 2003. We began promoting Rythmol SR in February 2004.

Rythmol SR has FDA-granted marketing exclusivity until September 2006 in the United States under the Hatch-Waxman Act and is protected by a formulation patent until October 2014.

Product Differentiation.    Rythmol SR is approved for the treatment of irregular heart rhythms in patients without structural heart disease. Rythmol SR provides greater convenience with twice daily dosing versus the three-times daily dosing of the original Rythmol. Repeated dosing with Rythmol SR leads to less fluctuation of blood levels versus the original Rythmol. According to the prescribing information for Rythmol SR, no liver function monitoring is required.

In 2003, Abbott completed the Rythmol SR Atrial Fibrillation Trial (RAFT) and European Rythmol SR Atrial Fibrillation Trial (ERAFT). The results of the RAFT and ERAFT studies, which are included in the product labeling for Rythmol SR, showed that Rythmol SR significantly increased the time to recurrence of irregular heart rhythms at all dosage levels studied.

In the RAFT study, the largest clinical evaluation of Rythmol SR, there were no reported incidences of proarrhythmia, a common side effect of anti-arrhythmics that is characterized by the more frequent occurrence of the existing irregular heart rhythm or the appearance of a new irregular heart rhythm that is as bad as or worse than the condition being treated, and which side effect is required to be included in the Rythmol SR label.

InnoPran XL (propranolol)

Product Overview.    InnoPran XL is an extended release once daily formulation of propranolol, a beta blocker approved for the treatment of high blood pressure. Beta blockers reduce heart rate and blood pressure by blocking the effects of adrenaline.

In 2004, total U.S. sales of beta blockers were approximately $1.9 billion, a 20% increase over 2003 sales. The market leader is AstraZeneca’s Toprol XL (metoprolol). Total U.S. sales of Toprol XL in 2004 were approximately $1.2 billion. We began active promotion of InnoPran XL in January 2004 and reported net sales of $7.0 million in 2004.

Product Background.    Propranolol, the first FDA-approved beta blocker, was originally developed for the treatment of high blood pressure, angina and migraine headaches. Inderal LA, a long acting once-a-day version of propranolol, is dosed in the morning. We submitted the NDA for InnoPran XL to the FDA in November 2001. On March 12, 2003, we received FDA approval for InnoPran XL. Shipments of the product commenced in the second quarter of 2003. Largely due to our existing obligations under our co-promotion agreements, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we were unable to commit the sales force resources necessary to meaningfully launch InnoPran XL until January 2004.

InnoPran XL has FDA-granted marketing exclusivity in the United States under the Hatch-Waxman Act until March 2006 and is protected by a formulation patent until October 4, 2021. Additional patents are pending.

Product Differentiation.    InnoPran XL is the first and only beta blocker designed to provide 24-hour control of blood pressure and heart rate with additional protection in the early morning hours. We developed InnoPran XL as an extended release formulation that enables patients to take a single nightly dose of the drug. This formulation incorporates a proprietary drug release system that delivers the highest concentrations of the drug and results in maximum anti-hypertensive protection during the early morning period. The Sixth Report of the Joint National Committee on Prevention, Detection, Evaluation and Treatment of High Blood Pressure from the National Institutes of Health published in November 1997 noted that a risk of heart attack and stroke exists during the early morning period due to abrupt increases in blood pressure after rising from overnight sleep.

Antara (fenofibrate)

Product Overview.    Antara is a once daily formulation of fenofibrate approved for use in combination with a diet restricted in saturated fat and cholesterol to reduce elevated low-density lipoprotein cholesterol (LDL or “bad” cholesterol), triglyceride and Apolipoprotein B (free floating fats in the blood) levels, and to increase high-density lipoprotein cholesterol (HDL or “good” cholesterol) in adult patients with high cholesterol or an abnormal concentration of lipids in the blood. Fenofibrates work primarily to lower triglycerides and increase HDL cholesterol, which makes the drugs an attractive alternative for those patients whose LDL cholesterol is well controlled. Antara is approved and marketed in a 43 mg and 130 mg dose.

In 2004, total U.S. sales of fibrates were approximately $972 million, a 31% increase over 2003 sales. The market leader is Abbott’s Tricor (fenofibrate). According to IMS, total U.S. sales of Tricor in 2004 were approximately $854 million, up 37% from 2003. The remaining market for fibrates consists primarily of the branded and generic forms of gemfibrozil, which had U.S. sales of approximately $111 million in 2004. Sales of Antara for the quarter ended March 31, 2005 were $4.4 million, primarily resulting from the wholesaler and retailer inventory stocking process typically associated with a product launch.

Product Background.    We licensed the North American rights to Antara from Ethypharm in May 2001 and received FDA approval of our NDA in November 2004. In order to maintain the exclusivity of our rights, we must achieve minimum annual sales in the United States and Canada until February 2012 or pay amounts to Ethypharm to compensate for any shortfall. The license term expires in

February 2020 and, absent notice of termination by either party, automatically renews for additional two year periods. Under the terms of the agreement, at our option, Ethypharm is obligated to either manufacture and deliver to us finished fenofibrate product or deliver bulk product to us for encapsulation and packaging. Ethypharm’s fenofibrate is protected through a formulation patent that expires in August 2007. As part of our life cycle management strategy, we have filed a utility patent for Antara. In addition, Ethypharm has filed two additional formulation patents for the product. If issued, we believe these patents may provide Antara with up to 20 years of additional patent protection. We also believe that these patents would be eligible for listing in the Orange Book. Additionally, we are evaluating clinical development strategies and possible acquisitions of line extensions for Antara.

In May 2005, Teva obtained final FDA approval to market a generic version of Abbott’s Tricor 160 mg tablet, which contains the same active pharmaceutical ingredient as Antara. In addition, three other companies have filed ANDAs seeking approval to manufacture generic versions of Abbott’s 160 mg Tricor tablet. The Teva product as well as the other generic products for which ANDAs have been filed are the subject of pending patent infringement actions, involving non-infringement, validity and/or enforceability of the Fournier Patents. We are also aware of two other companies who have filed 505(b)(2) applications with the FDA seeking approval to market 160 mg branded fenofibrate products. The FDA granted final approval in May 2005 for one of these branded products, which we expect to launch later this year, and the FDA granted tentative approval for the other product pending the earlier of the expiration of a 30 month stay imposed under Hatch-Waxman, to occur in March 2006, and a judgment of non-infringement or invalidity of the Fournier Patents.

Prior to receiving FDA approval, in June 2004, we filed a complaint in the United States District Court for the District of Delaware seeking a judicial determination that the manufacture, importation or sale of Antara would not infringe any valid claim of the Fournier Patents, which are licensed to Abbott. The complaint also seeks a determination that the Fournier Patents are unenforceable against us because of the inventors’ inequitable conduct in obtaining the patents in proceedings before the United States Patents and Trademark Office. In January 2005, Abbott and Fournier filed an answer to the complaint as well as a counterclaim alleging that Antara infringes two of the Fournier Patents. Additionally, Abbott and Fournier are continuing to prosecute a number of patents related to the Fournier Patents which, if issued, could also be included in their infringement counterclaim. The trial in this matter has been scheduled for August 2006. See “Business—Legal Proceedings.”

Product Differentiation.    Antara is the lowest therapeutic dose fenofibrate currently available with equivalent blood levels of the drug and efficacy equal to the market leader, Tricor. Antara is distributed in 130 mg and 43 mg formulations as compared to 145 mg and 48 mg formulations of Tricor. In clinical studies of patients with elevated triglyceride levels, Antara has proven to:

•	reduce triglycerides on average by 36% versus a 1% increase with placebo;

•	increase HDL cholesterol on average by 15% versus a 2% increase with placebo; and

•	reduce LDL cholesterol on average by 20% versus a 7% decrease with placebo.

Omacor (omega-3 acid ethyl esters, predominantly EPA and DHA)

Product Overview.    Omacor is a highly purified and distilled formulation of the ethyl esters of a range of omega-3 acids, predominantly EPA and DHA, and approved by the FDA for the treatment of very high triglycerides (500 mg/dL and greater). According to the American Heart Association, evidence suggests that the consumption of EPA and DHA supplements significantly reduces the risk of death caused by cardiovascular disease. We believe that Omacor will be the only FDA-approved prescription omega-3 product available to physicians with demonstrated safety and efficacy.

Based on data included in the National Cholesterol Education Program (NCEP) expert panel on “Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (Adult Treatment Panel III),” approximately 2.5% to 3.0% (5 to 6 million) of the adult U.S. population have levels of triglycerides of 500 mg/dL or higher. The same report estimates that 13% to 14% (25 to 27 million) of the adult U.S. population have levels of triglycerides greater than or equal to 200 mg/dL and less than 500 mg/dL.

Product Background.    Pronova developed Omacor through a patented manufacturing process yielding very pure extracts of EPA and DHA. In the United States, Abbott pursued the primary indication for elevated triglycerides pursuant to an agreement with Pronova, which was subsequently terminated. We entered into an exclusive license and supply agreement with Pronova in August 2004 for the U.S. rights to Omacor, which expires 15 years from the first commercial sale of the product. Omacor was approved by the FDA for the treatment of very high triglycerides (500 mg/dL and greater) in November 2004. Following the approval, the NDA was transferred to us. We also received a letter from the FDA citing the requirements that must be met for Omacor to be approved for the treatment of high triglycerides (from 200 mg/dL to 499 mg/dL). Omacor has previously been approved by relevant regulatory bodies and is actively marketed by others outside the United States, including Pfizer, SPA, Sigma Tau, Solvay and AstraZeneca.

We have entered into a long-term supply agreement with Pronova for the active pharmaceutical ingredients. In order to maintain the exclusivity of our rights, we must purchase minimum annual levels of active pharmaceutical ingredient following the first commercial sale of Omacor or pay amounts to Pronova to compensate for any shortfall. We have also entered into a manufacturing agreement with Cardinal to encapsulate and package the finished product, and we are currently validating the manufacturing process in anticipation of our planned commercial launch of Omacor in late 2005.

Omacor has FDA-granted marketing exclusivity in the United States under the Hatch-Waxman Act through November 2009 and is protected by method of use and formulation patents, the last of which expires in August 2014.

Product Differentiation.    As the only FDA-approved omega-3 product, Omacor has the following advantages over the omega-3 products available in the nutritional supplement category:

•	the active pharmaceutical ingredient is manufactured under a patented process that yields extracts of omega-3 acid ethyl esters with a minimum of 90% purity levels and an absence of contaminants;

•	Omacor has prescribing information with therapeutic claims supported by clinical data;

•	the contents of an Omacor capsule are identified on the label and manufactured with consistent quantities and concentrations that are regulated and monitored by the FDA; and

•	Omacor improves patient convenience by delivering more omega-3 acids in fewer capsules.

In the clinical studies of patients with elevated triglyceride levels, compared to placebo, Omacor has been proven to have the following favorable effects:

•	reduce triglycerides up to 51.6%;

•	reduce non-HDL cholesterol up to 10.2%;

•	increase HDL (“good”) cholesterol up to 9.1%; and

•	reduce very-low-density-lipoprotein cholesterol (VLDL-C) up to 40.8%.

Utilization of Omacor for the treatment of very high triglyceride levels may result in elevations in LDL cholesterol in some individuals.

We are aware of multiple third-party clinical studies with Omacor and other omega-3 products that have been completed or are ongoing. These studies seek to identify additional indications and uses for the product. We do not control the design, administration or data analysis of these trials. In some of these trials we may not have access to the clinical results for use in seeking FDA approvals for the use of Omacor. As part of our life cycle management strategy for the brand, we will continue to evaluate the merits and utility of the data from these trials.

The Gruppo Italiano per lo Studio della Sopravvivenza nell’Infarto miocardio (GISSI-Prevenzione) trial was completed in 1999. This 11,324 patient study demonstrated that Omacor reduced overall mortality by 20% and sudden death by 45% compared to the control group. This study and related analysis were published in the August 7, 1999 issue of Lancet and April 23, 2002 issue of Circulation. We believe this study is a major factor in the rapid growth of omega-3 product utilization. Despite the strong scientific credentials, it may not be possible to obtain an indication for secondary prevention of cardiac events based on this study alone. We believe that one or more of the clinical studies ongoing in Europe or that we may initiate could be the basis for a FDA filing for these indications.

According to an article published in the September 5, 2002 issue of the New England Journal of Medicine, substantial progress has been made with omega-3 nutritional supplements along with other modes of treatment, including ACE inhibitors and oral corticosteroids, in preventing IgA Nephropathy, a progressive kidney disease often resulting in the need for dialysis and kidney transplantation. According to the article, IgA Nephropathy may affect up to 1.3% of the population. Prior to our acquisition of the product, the FDA did not approve an NDA which had been filed seeking approval for this indication. We are evaluating the response from the FDA and exploring options for obtaining FDA approval for this indication.

Lescol and Lescol XL (fluvastatin)

Product Overview.    Lescol and Lescol XL, which contain fluvastatin, are members of the statin class of drugs approved for the treatment of high cholesterol. Statins are compounds that inhibit the liver enzyme HMG-CoA reductase, which is used in the body’s manufacture of cholesterol, and are effective in the reduction of cholesterol levels. Statins reduce levels of LDL cholesterol and triglycerides and increase levels of HDL cholesterol. Fluvastatin is a synthetic statin that has favorable safety and side-effect profiles.

In 2004, total U.S. sales of statins were approximately $15.7 billion, a 13.0% increase over 2003 sales. The market leaders are Pfizer’s Lipitor (atorvastatin) and Merck’s Zocor (simvastatin). U.S. sales of Lipitor and Zocor in 2004 were approximately $7.7 billion and $4.6 billion, respectively. The statin market became increasingly competitive as a result of the publication of clinical results demonstrating the benefits of higher potency statins, as well as the significant promotion spending by Pfizer (in support of the statin market leader, Lipitor), AstraZeneca (in support of Crestor) and Merck/Schering-Plough (in support of Vytorin).

In 2004, U.S. net sales of the Lescol family as publicly reported by Novartis were $284.0 million, a 9% decrease over 2003 sales. We earned promotion revenues attributed to the Lescol brand of $105.1 million in 2004, a decrease of 13% compared to 2003. Since its launch in 2001, we have focused our promotional efforts on Lescol XL because of its significant increase in efficacy versus the original Lescol. Total prescriptions for Lescol XL grew by only 2% in 2004 compared to 2003 due primarily to increased competition.

Product Background.    In November 2000, we acquired an exclusive license (other than with respect to Novartis) from Novartis to promote and market Lescol and Lescol XL in the United States. Under this agreement, we are entitled to receive a substantial percentage of Lescol and Lescol XL sales above certain contractually specified minimum sales levels through 2005. We have exceeded these minimum sales levels during each of the last four years. In 2006 and 2007, we are entitled to receive residual payments equal to 20% and 10% of Novartis’ net sales as reported to us, respectively.

In April 2005, we and Novartis extended the term of our promotion agreement with respect to the Lescol brand of products through December 31, 2007. Under the terms of the agreement, we will continue to promote the Lescol brand of products with our primary care and cardiovascular specialty sales forces. We will be compensated for our sales, marketing and promotional efforts at agreed levels. Under the agreement, beginning in January 2006, Novartis will be permitted to develop and independently promote products containing fluvastatin. In addition, both parties have the right to terminate the extended promotion agreement without cause upon 90 days advanced written notice with effect beginning as of January 1, 2006.

Patent exclusivity for Lescol expires in December 2011.

Product Differentiation.    The market research we conducted just prior to the launch of Lescol XL indicated that approximately two-thirds of cholesterol management prescriptions are written for patients requiring 30% to 40% reductions in LDL cholesterol. The FDA-approved product labeling for the once daily tablet formulation of Lescol XL shows that it reduces LDL cholesterol by a median of 35% to 38% which is comparable to the twice daily Lescol 40mg tablet formulation required to be taken twice a day. In addition to its convenient once daily dosing, Lescol XL has a well characterized safety and tolerability profile with low potential for drug to drug interaction and a low risk of muscle pain.

In 2002, Novartis completed the Lescol Intervention Prevention Study (LIPS). It was subsequently published in the June 26, 2002 issue of the Journal of the American Medical Association (JAMA). This was the first prospective outcomes study of high-risk post-angioplasty patients. In the LIPS study, patients treated with Lescol as compared with placebo exhibited:

•	a 22% reduction in the risk of recurrent major adverse cardiac events (MACE) post angioplasty;

•	a 34% reduction in risk for MACE for patients with multi-vessel disease; and

•	a 47% reduction in risk for MACE for patients with diabetes.

Based upon the LIPS results, the FDA approved in May 2003 the use of Lescol and Lescol XL in patients with coronary heart disease for secondary prevention of cardiovascular events.

Axid and Axid Oral Solution (nizatidine)

In October 2000, we acquired from Lilly rights to Axid (nizatidine) for the treatment of acid reflux disease. In April 2002, Axid’s patent protection expired, and in July 2002, the first generic version of nizatidine entered the market. As a result, we no longer actively market this product. We also internally developed Axid OS, which received FDA approval in July 2004. Since Axid OS is primarily prescribed by pediatricians, which are outside our target audience, we intend to divest the product in 2005.

Product Development Projects

In addition to promoting our currently marketed products, we are pursuing several product development projects. To develop our product candidates, we use in-house expertise as well as third-party proprietary drug delivery systems, formulation technologies and clinical patient recruitment and monitoring services. Our research and development expenses were $37.7 million in 2004 and $6.8 million for the quarter ended March 31, 2005. The following table summarizes projects that we have in various stages of development and that we expect will serve as the basis for our future marketed products:

Projects	Potential Indication	Status
Antara label expansion	Cholesterol management in the pre-diabetic population	• Supplemental NDA filed with the FDA in December 2004
Rythmol observational registry	No additional indication being sought	• Initiated physician and patient enrollment in second quarter of 2005
Omacor label expansion/drug interaction	Co-therapy with a statin	• Drug interaction studies initiated in first quarter 2005
Omacor label expansion/drug interaction	Co-therapy with a fenofibrate	• Drug interaction studies to begin in the second half of 2005
Omacor-statin fixed dose combination	Reduction of non-HDL cholesterol and triglycerides	• Pre-clinical—formulation development underway
Omacor-fenofibrate fixed dose combination	Reduction of high triglycerides	• Pre-clinical—formulation development underway
DynaCirc CR reformulation	Hypertension	• Pre-clinical—formulation development underway
Propranolol LA	Generic product for high blood pressure, angina, and migraines	• Bioequivalency trials underway
RP-606	Shingles and the subsequent pain (post-herpetic neuralgia)	• Evaluating clinical development strategies and other alternatives

Antara Label Expansion

In 2004, we completed a clinical trial entitled “Triglyceride Reduction in Metabolic Syndrome” (TRIMS Study) patients. According to NCEP guidelines, Metabolic Syndrome is defined as a collection of frequently associated cardiovascular risk factors that tend to aggregate in selected patient populations that increase coronary and cardiovascular mortality. The TRIMS Study looked at the effect, if any, of food on the efficacy of Antara. The data from the TRIMS Study is scheduled to be presented in June 2005 at the meeting of the American Association of Clinical Endocrinologists and published in the June issue of Clinical Therapeutics. In December 2004, we filed a Supplemental NDA with the FDA seeking revisions to the Antara label incorporating the results of the TRIMS Study. The statutory deadline for FDA action on the Supplemental NDA is October 23, 2005.

Rythmol Observational Registry

In the second quarter of 2005, we initiated a physician education program and observational registry for patients with atrial fibrillation known as the AFFECTS Registry. We anticipate that approximately 500 physicians will participate in the program with a target enrollment of 5,000 patients. The program is expected to continue through late 2006.

Omacor Related Projects

We believe that Omacor is a platform product. Clinical studies published in the scientific literature demonstrate that Omacor has potential beyond hypertriglyceridemia, creating a tangible basis for new indications and line extensions in the future. Additionally, we believe the development of combination products will expand the addressable market for this brand.

Omacor Label Expansion Projects

•    Co-therapy with a statin:     In November 2004, concurrent with the FDA approval of Omacor for treatment of very high triglyceride levels of 500 mg/dL and greater, the FDA issued a letter citing the requirements that must be met for Omacor to be approved for the treatment of patients with triglyceride levels from 200 mg/dL to 499 mg/dL. According to the NCEP guidelines, the treatment of LDL cholesterol and non-HDL cholesterol are the primary treatment objectives in this patient group. In the correspondence with the FDA, the FDA indicated that these patients have a high likelihood of being treated with a statin. The FDA requested additional data regarding the safety and efficacy of the combined use of Omacor and a statin. Although Omacor when taken on its own reduced triglyceride levels in this patient group, a 25% mean reduction as compared to baseline, the NDA originally submitted to the FDA only contained the data from one relatively small study of Omacor used together with a statin. We have initiated post approval clinical studies to pursue a label expansion for this treatment option.

•    Co-therapy with a fenofibrate:    For patients with high triglycerides, the use of a fenofibrate on a stand-alone basis may not provide the necessary efficacy to reach the treatment goal. We believe that a treatment program that includes Omacor taken in combination with a fenofibrate may be appropriate. We have developed a clinical program and intend to commence clinical trials in the second half of 2005 to pursue a label expansion for this treatment option. We are also exploring the effects of Omacor-fenofibrate co-therapy on other aspects of cholesterol management.

Omacor Combination Product Projects

•    Omacor-statin fixed dose combination:    We believe a portion of the patients currently prescribed for a statin to reduce their LDL cholesterol are not able to reduce their triglyceride levels further by adding a fibrate to their regimen due to the elevated risks of side effects. We believe that an Omacor-statin combination product may reduce the risk of side effects, while offering additional efficacy, dosing convenience and reduced out-of-pocket costs. As a result, we are currently developing an Omacor-statin fixed dose formulation.

•    Omacor-fenofibrate fixed dose combination:    In patients with high levels of triglycerides, the typical reduction of these levels by fibrates may not be enough to achieve the desired goals. We believe that an Omacor-fenofibrate fixed dose combination product may offer additional efficacy, dosing convenience and reduced out-of-pocket costs to these patients compared to taking each of these products on their own. As a result, we are currently developing an Omacor-fenofibrate fixed dose formulation.

DynaCirc CR Reformulation

As part of our life cycle management strategy for the DynaCirc CR brand, we are currently developing an improved controlled release isradipine formulation that would also allow for a more reliable manufacturing process that could be less expensive to produce. We are exploring the possibility of a broader range of available dosage strengths (6 mg, 12 mg and 18 mg), while remaining within the approved dosage range for controlled release isradipine of 5 mg to 20 mg per day.

If we are successful in developing the new formulation, demonstrating clinical efficacy and receiving FDA approval for this new formulation, we would receive three years of Hatch-Waxman marketing exclusivity. We are also exploring the potential for additional indications for the new formulation, such as chronic stable angina. We filed a provisional patent application in March 2005 covering the formulation and method of administration for this new formulation of DynaCirc CR.

Propranolol LA

While formulating InnoPran XL in 2000, an extended release formulation of propranolol, we began developing a generic equivalent of the branded, off-patent Inderal LA, a long-acting form of propranolol. Inderal LA, marketed by Wyeth, is a long-acting beta blocker, approved for the treatment of high blood pressure, angina and migraines.

We are continuing to develop a formulation of the generic equivalent to Inderal LA and expect to begin clinical trials to demonstrate bioequivalency. We expect to complete these clinical trials in 2006. If successful, we intend to file an ANDA seeking approval of this product. If approved by the FDA, we believe that, upon introduction, Propranolol LA would likely be the only generic form of Inderal LA that could be directly substituted at the pharmacy for prescriptions of Inderal LA.

While this product does not fit with our stated focus of developing and promoting branded prescription pharmaceuticals, U.S. sales of Inderal LA in 2004 were in excess of $220 million, and we believe this market represents a unique opportunity to generate cash flow.

RP-606

In February 2002, we entered into a license agreement with Medivir AB, to acquire the rights to develop, market and distribute RP-606, then known as MIV-606, in the United States and Canada. RP-606, a valomaciclovir stearate, is a broad spectrum, oral antiviral for the treatment of herpes zoster, commonly called shingles, and for the reduction of pain associated with shingles. The FDA has proposed that additional Phase II clinical trials should be performed before Phase III clinical trials may commence. Reliant and Medivir are currently investigating whether the request for additional Phase II clinical trials could be satisfied by a combined Phase II/III clinical trial. If Phase III clinical trials are commenced, we are required to finance them pursuant to the terms of our agreement with Medivir AB. We are currently in the process of evaluating our clinical development strategy and other strategic alternatives with respect to this compound.

Sales & Marketing

We have established a sales force consisting of nearly 1,000 full-time sales professionals, including approximately 90 sales force managers. We have organized our sales force into four groups to manage the national reach of our marketing and promotion efforts and to maximize calling frequency. The first and largest group, consisting of approximately 390 sales professionals, targets primary care and cardiovascular physicians on a national basis. The second group, consisting of approximately 380 sales professionals, increases the frequency of contact with high prescribing primary care and cardiovascular physicians that have already been called on by the first sales group. The third group, consisting of approximately 110 sales professionals, calls on specialty cardiologists, such as electrophysiologists and other high prescribers of our products. The fourth group consists of approximately 20 sales professionals that focus exclusively on managed-care, government and pharmaceutical benefit management organizations.

A recent independent survey conducted by Verispan entitled “Sales Force Structures and Strategies: Ranking Tables Study: 2004-2005” asked 7,250 doctors to rate the effectiveness of prescription pharmaceutical sales forces based upon the quality of their presentations and the physician’s overall familiarity with the sales representative. Sixty companies, including the largest pharmaceutical firms in the world, were mentioned by the physicians surveyed and included in the rankings. As noted in the report, we ranked 33rd overall in sales force quality and familiarity among all physicians surveyed; 30th among general practitioner and family medicine physicians, our largest target audience; and 17th among cardiologists, our current specialist focus.

Compared to the specialty pharmaceutical companies that we consider our peers, we ranked second overall in sales force quality and familiarity among general practitioner and family medicine physicians and second among cardiologists. The identified peer group included Allergan, Andrx, Biovail, Elan, First Horizon, Forest Laboratories, Ivax, King Pharmaceuticals, Kos Pharmaceuticals, Sepracor, Shire Pharmaceuticals, and Watson Labs.

We have established a fully-integrated marketing strategy and sales support department consisting of over 50 professionals responsible for brand management, market research and sales operations. Our marketing strategy team develops and tests the brand-specific positioning messages that demonstrate the safety and efficacy advantages of our products and identifies and targets the high prescribing universe of primary care, cardiovascular and specialist physicians. Our sales operations group provides training, promotional material production, logistical support and management development for our sales force.

We also use third-party vendors, such as advertising agencies, market research firms and suppliers of marketing and other sales support related services.

Medical and Scientific Affairs Department

We have a Medical and Scientific Affairs Department consisting of approximately 20 professionals, which provides scientific and medical information regarding our products and related medical issues to the health care community. This information is communicated through a broad variety of channels in three functional areas, consisting of Medical Information, Medical Education and Medical Science Liason. The Medical Information group addresses unsolicited scientific and medical inquiries from physicians and other health care professionals. The Medical Education group educates physicians and other health care professionals regarding our products and related scientific and medical issues. The Medical Science Liason Group interacts with key opinion leaders in cardiovascular medicine and key decision makers in managed care.

Product Acquisition Model

We are focused on acquiring rights to branded pharmaceutical products and mid- to late-stage clinical development candidates. We do not conduct basic research for the creation or discovery of novel chemicals with the potential for development as new drug therapies. Instead, we replace the traditional drug research process with a drug search process. We typically focus on products that are either in the process of gaining FDA approval or are already FDA-approved.

We believe that our strong presence and track record in the primary care, cardiovascular and specialty physician markets, coupled with a national sales force, uniquely position us as an attractive partner for large- and mid-sized pharmaceutical companies, as well as biotech or international companies that lack U.S. marketing presence and expertise. We believe that we are becoming a logical business partner for many in the pharmaceutical and biotech industries because:

•	consolidation within the pharmaceutical industry has caused large, multi-national pharmaceutical companies to focus on “blockbuster” products, resulting in smaller, under-promoted products becoming available for partnering, both at the commercial and developmental level; and

•	biotechnology companies are often unable to afford the high cost of marketing their own products after conducting costly clinical trials and therefore seek to partner these products, and the lack of presence in and knowledge of the U.S. market leads international pharmaceutical companies to partner their products in lieu of spending the necessary capital.

Our business development group has successfully negotiated for the rights to four marketed brands, two promotion agreements and three late-stage clinical development compounds. We are currently evaluating multiple opportunities across several therapeutic categories.

Competition

The pharmaceutical industry is highly competitive and characterized by a number of established, large pharmaceutical companies, as well as smaller emerging companies. Our products compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Some of these companies have financial resources, marketing capabilities and experience in obtaining regulatory approvals for products, product-line acquisitions and market share substantially greater than ours. Our products may also compete with new products currently under development by others, as well as alternate therapies during the period of patent protection and thereafter from generic equivalents. We believe that competition in product sales is based on, among other things, product safety, efficacy, reliability, availability and price. For a discussion of specific products that compete with our products, we refer you to the product descriptions included in “Business” above.

In addition, the marketing of pharmaceutical products is increasingly affected by the growing role of managed care organizations and pharmaceutical benefit management companies in the provision of health services. Such organizations negotiate with pharmaceutical companies for highly competitive prices for pharmaceutical products in equivalent therapeutic categories, including certain of our marketed products. Failure to be included or to have a preferred position in a managed care organization’s drug formulary could result in decreased prescriptions of our products.

We also compete with other specialty pharmaceutical companies for new product acquisitions and licensing opportunities. Some of these competitors include Forest Laboratories, Shire Pharmaceuticals, Kos Pharmaceuticals, King Pharmaceuticals and First Horizon.

Patents and Proprietary Rights

We actively seek, when appropriate and available, protection for our products and proprietary information by means of domestic, and where applicable, foreign, patents, trademarks, trade secrets, copyrights and contractual arrangements. Patent protection in the pharmaceutical field, however, can involve complex legal and factual issues. Moreover, broad patent protection for new formulations or new methods of use of existing chemical entities is sometimes difficult to obtain, primarily because the active ingredient and many of the formulation techniques have been public for some time. Consequently, some patents claiming new formulations or new methods of use for old drugs may not provide meaningful protection against competition. Nevertheless, we intend to seek patent protection when appropriate and available and otherwise to rely on regulatory-related exclusivity and trade secret law to protect certain of our products, technologies and other scientific information. There can be no assurance, however, that any steps taken to protect such proprietary information will be effective.

Existing Patents and Patent Applications, Trademarks and Trademark Applications

In the United States, we own or have licensed rights to 27 issued patents and 22 pending applications. We also own or have licensed rights to 14 registered U.S. trademarks and 11 pending trademark applications.

In general, the U.S. patents and patent applications owned by or licensed to us are directed to the formulation of the products as well as the drug delivery technologies incorporated in the products. Patent protection is no longer available for the chemical entities that comprise the active ingredients in DynaCirc, Rythmol, Antara, InnoPran XL, Axid and Omacor. The active pharmaceutical ingredients in each of these products, with the exception of DynaCirc, are all currently sold in generic formulations, other branded pharmaceutical products or in the case of Omacor, as nutritional supplements. The following table sets forth each of the material patents issued by the U.S. Patent and Trademark Office for each of our products that we actively promote:

Product	U.S. Patent	Expiration Date
DynaCirc CR	4816263 4946687 4950486 5030456	October 2, 2007 October 2, 2007 October 2, 2007 July 9, 2008
Rythmol SR	5681588	October 28, 2014
InnoPran XL	6500454	October 4, 2021
Antara	4800079	August 10, 2007
Omacor	5502077 5656667 5698594	March 26, 2013 August 12, 2014 August 4, 2009

Protection of Intellectual Property

Because the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions, the patents we own and license, or any future patents we may own or license, may not prevent other companies from developing similar or therapeutically equivalent products or ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties. Furthermore, to the extent that any of our future products or methods are not patentable, infringe upon the patents of third parties, or in the event our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, our business could be adversely affected. We may be unable to avoid infringement of third-party patents and may have to obtain a license, defend an infringement action, or challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under such patents, are found liable for infringement, or are not able to have such patents declared invalid, we may be liable for significant money damages, encounter significant delays in bringing products to market, or be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses.

We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we maintain a competitive technological position by relying on trade secrets and unpatented know-how, such competitive technological position may be compromised if others independently develop the same or similar technologies. We seek to protect our trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, consultants, advisors, or collaborative partners develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership or proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on our business.

We engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or other third parties may have rights in inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the U.S. Congress. These bills address various aspects of patent law, including publication, patent term, re-examination of subject matter, and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on our intellectual property estate is uncertain.

Manufacturing

Third parties manufacture all of our products, and we do not have manufacturing facilities or personnel to independently manufacture our products or active pharmaceutical ingredients. The following is a description of our manufacturing and supply arrangements for our owned products that we actively promote:

•	DynaCirc CR: We currently obtain DynaCirc CR from Novartis pursuant to a supply agreement, which is scheduled to expire upon the earlier of March 2006 and the fulfillment by Novartis of its contractual obligations to supply specified quantities under our supply agreement. We are in the process of transitioning the manufacturing of DynaCirc CR from Novartis to Patheon and Novartis Consumer Health. To that end, in March 2004, we signed a five year supply and manufacturing agreement with Novartis Consumer Health to granulate the active pharmaceutical ingredient, isradipine, and to package the bulk product. In addition, in April 2004, we entered into a five year manufacturing services agreement with Patheon to press the granulated isradipine into tablets. Novartis Consumer Health is currently the FDA-approved manufacturer. The FDA approved Patheon to manufacture the 5 mg dosage form of DynaCirc CR in February 2005, which Patheon is currently providing. The FDA approved Patheon to manufacture the 10 mg dosage form of DynaCirc CR in April 2005. While Novartis will continue to manufacture DynaCirc CR until the requirements under the supply agreement have been met, we expect Patheon and Novartis Consumer Health to manufacture DynaCirc CR going forward.

•	Rythmol SR: Pursuant to a manufacturing agreement, Abbott GmbH & Co. KG manufactures our Rythmol SR product. This agreement is scheduled to expire in December 2008, with an option to extend the agreement for up to four additional years at our discretion.

•	InnoPran XL: Eurand manufactures InnoPran XL pursuant to the terms of a development, license and supply agreement, which expires in May 2013.

•	Antara: Pursuant to a development, license and supply agreement, Ethypharm manufactures our Antara product. This agreement expires in February 2020.

•	Omacor: We utilize Cardinal Health to encapsulate and package Omacor, the raw materials for which are supplied by Pronova pursuant to a 15 year supply agreement. Our manufacturing agreement with Cardinal Health expires fifteen years after our first commercial sale of the product in the United States.

Except for any contractual rights and remedies that we may have against our manufacturers, we have no control over the availability of our products or the quality of the products supplied to us. We rely solely on the manufacturers listed above to manufacture our actively promoted products and we do not have alternative manufacturing sources for any of such products. We may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption or termination of an existing manufacturing agreement. In addition, a change in manufacturer requires formal approval by the FDA before the new manufacturer may produce commercial supplies of our products. An interruption in the supply of our products will adversely affect, and has from time to time adversely affected, our ability to generate revenue and will adversely affect our ability to proceed with clinical trials of products we are developing.

Government Regulation and Patent Law

As a pharmaceutical company, our activities are governed by two principal areas of the law in the United States: patent law and the laws, rules and regulations promulgated and administered by the FDA. Among the laws administered by the FDA, two statutes, the Federal Food, Drug and Cosmetic Act, which we refer to as the FDC Act, and the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, are most important to us and our activities. The FDC Act and its implementing regulations set forth, among other things, the procedures and requirements for the clinical development, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug products. The Hatch-Waxman Act amended the FDC Act and is intended to promote the development of new drugs, including both novel drugs and generic equivalents to branded drugs. The Hatch-Waxman Act also promotes the development of new usages of existing drugs, as well as the procedures we are required to follow to gain approval for new formulations of existing drugs.

Both the Hatch-Waxman Act as well as the body of patent law may provide us and other pharmaceutical companies with certain legal and regulatory protections from competition. In the case of the Hatch-Waxman Act, this protection comes in the form of FDA-granted marketing exclusivity, which is a period of time during which the FDA prohibits others from, among other things, manufacturing and marketing a drug for which we have gained FDA approval to treat a particular disease. The FDA also grants marketing exclusivity when a pharmaceutical company develops and gains approval for a novel compound, or new chemical entity, which is a drug that has not previously been approved by the FDA. Pursuant to the Hatch-Waxman Act, you are entitled to receive five years of marketing exclusivity upon first approval of a New Chemical Entity for a drug in which neither the active ingredient nor any salt or ester of the drug has previously been approved as a new drug (New Chemical Entity) and three years of marketing exclusivity for any new dosage form or indication of a previously approved drug where the approval is based on new clinical data. In the case of patent law, this protection comes in the form of a legally defined period of time during which others may not infringe upon our intellectual property through, for example, the copying and subsequent sale of products for which we have been granted patents by the United States Patent and Trademark Office.

The following table describes when our FDA-marketing exclusivity expires under the Hatch-Waxman Act for each of our products which are owned or licensed by us:

Product	Hatch-Waxman Act Exclusivity Expiration Date
DynaCirc CR	—
Rythmol SR	September 2006
InnoPran XL	March 2006
Antara	—
Omacor	November 2009
Axid OS	May 2006

Federal Food, Drug and Cosmetic Act

Under the FDC Act, all new and generic drugs are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products. FDA approval is required before any new drug or dosage form, including a generic equivalent of a previously approved drug, can be marketed in the United States. There are three types of applications that we can submit to the FDA in order to gain approval for our products. The type of application that we file will depend on the compound for which we are seeking approval, whether it has previously received approval from the FDA, whether it has any remaining patent protection, the extent to which we have conducted our own safety and efficacy trials and the disease indications for which we are seeking approval. All applications for FDA approval must contain, among other things, information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling, and quality control.

New Drug Applications

The FDA must approve a new drug application, or NDA, before a new drug that is not equivalent to a previously approved drug may be marketed in the United States. NDAs require extensive studies and submission of a large amount of data by the applicant.

The process of obtaining approval of an NDA principally involves the following steps:

•	Completion of extensive pre-clinical toxicology and pharmacology studies performed in compliance with FDA’s current Good Laboratory Practice, or cGLP, regulations. Pre-clinical studies generally include laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological animal studies, to assess the quality and safety of the new product. These studies provide the basis for the design of the human clinical trials.

•	Submission to the FDA of an Investigational New Drug, or IND, application, which must become effective before human clinical trials can commence. Once the pre-clinical studies are completed, the applicant submits the results (including the chemistry, manufacturing and control information) along with pharmacology and toxicology data to support its proposed clinical study design, to the FDA as a part of an IND. The FDA must review the IND prior to the commencement of human clinical trials. Unless the FDA raises concerns (such as concerns that human research subjects will be exposed to unreasonable risks), the IND will become effective 30 days following its receipt by the FDA.

•	Performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product for each proposed indication. Such trials are typically conducted in three overlapping studies, which may overlap:

Phase I:	Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

Phase II:	Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage.

Phase III:	These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

•	Submission of an NDA to the FDA;

•	Satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA prior to any commercial sale or shipment of the product.

The conduct of the clinical trials is subject to extensive regulation, including compliance with good clinical practice, or GCP, regulations, obtaining informed patient consent, sponsor monitoring and auditing of the clinical, laboratory and product manufacturing sites, and review and approval of each study by an independent Institutional Review Board, or IRB, for each medical center proposing to conduct the clinical trial. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Once the FDA accepts an NDA for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and FDA may interpret data differently than we or our collaborators interpret data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In some cases, the FDA may condition approval of an NDA on the completion, within a specified time period, of additional clinical studies referred to as Phase IV clinical studies. The FDA may require such studies, also called post-marketing studies, to obtain additional safety and efficacy data, to detect potential new uses for or abuses of a drug, or to determine effectiveness for the approved indications under conditions of widespread usage. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Section 505(b)(2) New Drug Applications

Another, less-burdensome, form of an NDA is the so-called “505(b)(2) NDA”, which applicants submit pursuant to Section 505(b)(2) of the FDC Act. A Section 505(b)(2) NDA presents an alternate path to FDA approval of modifications to formulations of products previously approved by the FDA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Act and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The 505(b)(2) NDA is similar to a full NDA, except that, under conditions prescribed by the FDA, it may be supported in whole or in part by one or more animal and human study investigations in the originator NDA or those published in scientific literature in lieu of the applicant’s clinical trials. We filed with the FDA, and subsequently gained approval for, a 505(b)(2) NDA covering InnoPran XL, which is a new formulation of a previously approved compound (propranolol). We have also filed and received FDA approval for our NDA for Antara, which was filed pursuant to Section 505(b)(2). We intend to submit this type of NDA application to market potential product line extensions or new uses of already-approved products that are manufactured by other pharmaceutical companies.

To the extent that a Section 505(b)(2) NDA relies on studies conducted for a previously approved drug product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book. Specifically, the applicant must certify that (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is known as a Paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product, has expired.

If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the Paragraph IV certification. Under the FFDCA, the filing of a patent infringement lawsuit within 45 days of their receipt of a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.

Generic Drug Approval

The Hatch-Waxman Act established abbreviated FDA approval procedures for drugs that are no longer protected by patents and which are shown to be equivalent to proprietary drugs previously approved by the FDA through its New Drug Application, or NDA, process. Approval to market and distribute these drugs is obtained by filing an abbreviated new drug application, or ANDA, with the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Pre-market applications for generic drugs are termed abbreviated because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in order to gain approval from the FDA for an ANDA, an applicant must establish that its product is bioequivalent to an existing approved drug and that it is identical to the approved drug with respect to the active ingredient(s), route of administration, dosage form, strength, and conditions of use recommended on the product’s labeling. A product is considered bioequivalent to an existing approved drug if testing demonstrates that the rate and extent of absorption of the proposed generic drug is not significantly different from the rate and extent of absorption of the existing approved drug when administered under similar experimental conditions. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced innovator drug or if it is intended for a different use. However, such a product might be approved under an NDA, with supportive data from clinical trials. Upon completion of bioequivalency studies of Propranolol LA, and assuming these studies are successful, we intend to apply for approval to market Propranolol LA pursuant to an ANDA. The patents on the previously approved product, Inderal LA, have expired.

Similar to the rules governing Section 505(b)(2) NDAs, any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book before expiration of the referenced patent(s), must certify to the FDA that (1) no patent information on the drug product that is the subject of the ANDA has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use, or sale of the drug product for which the ANDA is submitted. Before the enactment of the Medicare Prescription Drugs Improvement and Modernization Act of 2003, also known as the Medicare Act, which amended the Hatch-Waxman Act, if the NDA owner or patent holder asserted a patent challenge within 45 days of its receipt of notice of the ANDA applicant’s Paragraph IV certification, the FDA was prevented from approving that ANDA until the earlier of 30 months from the patent owner’s receipt of the notice of the Paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in an ANDA applicant’s favor, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In some cases, NDA owners and patent holders have obtained additional patents for their products after an ANDA had been filed but before that ANDA received final marketing approval, and then initiated a new patent challenge, which resulted in more than one 30-month stay.

The Medicare Act amended the Hatch-Waxman Act to eliminate certain unfair advantages of patent holders in the implementation of the Hatch-Waxman Act. As a result, the NDA owner remains entitled to an automatic 30-month stay if it initiates a patent infringement lawsuit within 45 days of its receipt of notice of a Paragraph IV certification, but only if the patent infringement lawsuit is directed to patents that were listed in the Orange Book before the ANDA was filed. An ANDA applicant is now permitted to take legal action to enjoin or prohibit the listing of certain of these patents as a counterclaim in response to a claim by the NDA owner that its patent covers its approved drug product.

If an ANDA applicant is the first to file an ANDA with a Paragraph IV certification and provides appropriate notice to the FDA, the NDA holder, and all patentees for a particular generic product, the applicant may be awarded a 180-day period of marketing exclusivity against other companies that subsequently file ANDAs for that same product. The Medicare Act also modified the rules governing when generic products are eligible for 180-day marketing exclusivity periods and when the 180-day marketing exclusivity period is triggered or forfeited. Prior to the legislation, the 180-day marketing exclusivity period was triggered upon the first commercial marketing of the ANDA or a court decision holding the patent invalid, unenforceable, or not infringed. For ANDAs filed after the effective date of the Medicare Act (December 2003), the marketing exclusivity period is only triggered upon the first commercial marketing of the ANDA product, but that exclusivity may be forfeited under certain circumstances, including, if the ANDA is not marketed within 75 days after a final and nonappealable court decision by the first-to-file or other ANDA applicant, or if the FDA does not tentatively approve the first-to-file applicant’s ANDA within 30 months.

Manufacturing Requirements

We and our third-party manufacturers must comply with applicable FDA regulations relating to cGMP requirements. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. A failure to comply with these regulations could result in sanctions being imposed the manufacturer, including fines, injunctions, civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions, and criminal prosecutions. While we periodically monitor the FDA compliance of our third-party manufacturers, we cannot be certain that our present or future third-party manufacturers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the drug product at issue.

Other Regulatory Requirements

Any products manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Foreign Regulatory Approval

At this time, we focus primarily on the U.S. marketplace. However, we have rights to develop and register certain of our products outside the United States. If we elect to develop a product for a market outside the United States, we must obtain approval by governmental regulatory authorities similar to the FDA in those countries prior to the commencement of clinical trials and subsequent marketing. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for U.S. FDA approval.

Third-Party Payor Coverage and Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our products cost-effective or may not provide coverage of and reimbursement for our products in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Act, which, among other things, establishes a new prescription drug benefit beginning January 1, 2006. It remains difficult to predict the impact that the Medicare Act will have on us and our industry. Furthermore, we cannot predict the impact on our business of any legislation or regulations that may be enacted or adopted in the future.

Anti-Kickback and Fraud Laws

We are subject to various federal and state laws pertaining to health care “fraud and abuse.” The federal Anti-Kickback Statute makes it illegal for any person, including a pharmaceutical company (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. In 1996, under the Health Insurance Portability and Accountability Act (HIPAA), the Anti-Kickback Statute was expanded to be made applicable to most federal and state health care programs. The definition of “remuneration” has been broadly interpreted to include anything of value, such as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, cash payments, and waivers of payments. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal health care programs.

The broad language of the Anti-Kickback Statute has been interpreted by the courts and governmental enforcement agencies in a manner which could impose liability on health care providers for engaging in a wide variety of business transactions that would otherwise be considered lawful practices outside of the health care industry. Limited regulatory “safe harbors” exempt certain practices from enforcement action under the Anti-Kickback Statute prohibitions. There are safe harbors available for certain discounts to purchasers, and other relationships. However, safe harbor protection is only available for transactions that fall entirely within the narrowly defined safe harbor provisions applicable to the particular remunerative relationship. Conduct and business arrangements that do not strictly comply with all the provisions of an applicable safe harbor, while not necessarily illegal, face an increased risk of scrutiny by government enforcement authorities and an ongoing risk of prosecution.

In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs or other governmental payors. Certain states also have adopted compliance obligations for pharmaceutical companies which require compliance with the industry’s voluntary guidelines and related federal government compliance guidance to prevent fraud and abuse. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could find that such arrangements violate these laws, which could have a material adverse effect on our business, results of operations and financial condition.

HIPAA created two new federal crimes: health care fraud, and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal and state health care programs such as Medicare and Medicaid. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice (DOJ) and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment.

False Claims Laws

Under separate statutes, the submission of false or fraudulent claims for payment may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded health care programs. These false claims statutes include the federal False Claims Act, which allows the federal government or private individuals to bring suit alleging that an entity or person knowingly submitted (or caused to submit or conspired to submit) a false or fraudulent claim for payment to the federal government or knowingly used (or caused to be used) a false record or statement to obtain payment from the federal government. A person who files suit may be able to share in amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claims action, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action. In addition, a number of states have enacted similar laws prohibiting the submission of false or fraudulent claims. We are not aware of any qui tam actions pending against us. However, no assurance can be given that such actions may not be filed against us in the future, or that any non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

The foregoing description of laws and regulations affecting health care companies is not meant to be an all-inclusive discussion of aspects of federal and state regulation which may affect our business, results of operations and financial condition. Health care companies operate in a complicated regulatory environment. These or other statutory or regulatory initiatives may affect our revenues or operations. We have a compliance officer and retain, when necessary, special counsel for guidance on applicable laws and regulations (including fraud and abuse laws). However, no assurance can be given that our practices, if reviewed, would be found to be in compliance with applicable fraud and abuse laws (including false claims laws and anti-kickback prohibitions), as such laws ultimately may be interpreted, or that any non-compliance with such laws or government investigations of alleged non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

Employees

As of March 31, 2005, we had 1,152 employees, 1,036 of whom are in sales and marketing, 25 of whom are in research and development and 91 of whom are in administration, finance and legal. None of our employees are represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

We lease our principal executive offices in Liberty Corner, New Jersey, which consist of approximately 96,260 square feet. This lease expires in July 2011, but may be extended at our option for two additional five year terms.

Legal Proceedings

On June 1, 2004, we filed a complaint in the United States District Court for the District of Delaware seeking a judicial determination that the manufacture, importation and sale of Antara would not infringe any valid claim of four patents owned by Fournier and licensed to Abbott. The complaint also seeks a judicial determination that the Fournier Patents are unenforceable against us because of the alleged inventors’ inequitable conduct in obtaining the patents in proceedings before the United States Patent and Trademark Office. In January 2005, Abbott and Fournier filed answers to the complaint as well as counterclaims alleging that Antara infringes two of the Fournier Patents. Additionally, Abbott and Fournier are continuing to prosecute a number of additional patents related to the Fournier Patents, which, if issued, could also be included in their infringement counterclaim. In February 2005, we filed an answer to the counterclaims denying the infringement allegations. Discovery in this matter is ongoing. A trial date has been scheduled for August 2006, and a hearing to determine the scope of the claims of the Fournier Patents has been scheduled for April 2006. Our expenses in the matter are not covered by insurance. An adverse outcome in this litigation could result in our being unable to market Antara as well as being liable for monetary damages.

In addition to the matter described above, we are party to various pending legal actions that we believe to be incidental to the operation of our business. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

The following tables sets forth information with respect to our executive officers and directors.

Name	Age	Position
Executive Officers
Ernest Mario, Ph.D.	66	Chief Executive Officer and Chairman of the Board of Directors
Joseph S. Zakrzewski	41	Chief Operating Officer
Robert R. Ferguson III	56	Chief Financial Officer
Stefan Aigner, M.D.	40	Executive Vice President, Business Development
Steven B. Ketchum, Ph.D.	40	Senior Vice President, Research and Development
Martin Driscoll	46	Senior Vice President, Sales and Marketing

Directors
Fred B. Craves, Ph.D.	58	Vice-Chairman of the Board of Directors and Vice President
Mark S. Hoplamazian	40	Director
David V. Milligan, Ph.D.	64	Director
James C. Smith	64	Director
Michael B. Solomon	57	Director
August M. Watanabe, M.D.	63	Director

Executive Officers

Ernest Mario, Ph.D. joined us as Chief Executive Officer and Chairman of the Board in April 2003. Prior to joining us, Dr. Mario served as a business consultant to us from March 2003 to April 2003 and, prior to that, as Chairman and Chief Executive Officer of Alza Corporation, a research-based pharmaceutical company, from 1993 until its merger with Johnson & Johnson, a healthcare product manufacturer, in June 2001. Dr. Mario was employed by Glaxo plc, a research-based pharmaceutical company, in 1986 and subsequently served as its Deputy Chairman and Chief Executive until 1993. From 1973 to 1986, Dr. Mario held various management positions within SmithKline and Squibb Corp., pharmaceutical companies, overseeing operations, quality control and manufacturing. He commenced his career in 1966 as a pharmaceutical researcher at Strasenburgh Laboratories in Rochester, NY, a biotechnology company. Dr. Mario currently serves on the board of directors of Boston Scientific Corporation, a developer, manufacturer and marketer of medical devices, and Maxygen, Inc., a biotechnology company, and as Non-Executive Chairman of Pharmaceutical Product Development, Inc., a provider of discovery and development services and products for pharmaceutical, biotechnology and medical device companies, and IntraBiotics Pharmaceuticals, Inc., a developer of biopharmaceutical products. Dr. Mario is also a member of the Executive Committee of Duke University Board of Trustees and is the Chairman of the Duke University Health System Board.

Joseph S. Zakrzewski has served as our Chief Operating Officer since February 1, 2005. Prior to joining us, Mr. Zakrzewski spent over 17 years at Eli Lilly and Company, a global pharmaceuticals company, and most recently served as Vice President, Corporate Business Development from December 2003 until February 2005. Prior to this position, Mr. Zakrzewski served in a variety of capacities for Eli Lilly and Company, including research and development, manufacturing, finance and corporate business development. Mr. Zakrzewski currently serves as the chairman of the Licensing Executive Society.

Robert R. Ferguson III has served as our Chief Financial Officer since January 2005. Prior to joining us, Mr. Ferguson served as a business consultant, primarily to the aviation industry, from November 2003 to December 2004. From February 1997 to October 2003, Mr. Ferguson served as Chairman of the Board, President and Chief Executive Officer of Midway Airlines Corporation, an

airline company. Midway Airlines Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in August 2001, which was converted to a Chapter 7 bankruptcy case in October 2003. From November 1994 to January 1997, Mr. Ferguson served as a business consultant with Belmont Aviation, L.L.C., an airline consulting enterprise, and from August 1991 to October 1994 Mr. Ferguson served as Chief Executive Officer and Vice Chairman of Continental Airlines, Inc., an airline company, and President, Chief Executive Officer and Chief Financial Officer of Continental Airlines Holdings, an airline holding company.

Stefan Aigner, M.D. is one of our co-founders and has served as our Executive Vice President, Business Development since our inception in August 1999. From July 1996 to June 1999, Dr. Aigner was a senior consultant in the pharmaceutical practice of the Wilkerson Group, a healthcare management consulting firm. Prior to 1996, he was a postdoctoral research fellow at Mount-Sinai School of Medicine (New York). Dr. Aigner is a Chartered Financial Analyst (CFA).

Steven B. Ketchum, Ph.D. has served as our Senior Vice President, Research and Development since May 2005. Prior to joining us, Dr. Ketchum served as Senior Vice President, Operations and Regulatory Affairs of IntraBiotics Pharmaceuticals, Inc., a research-based biotechnology company, from June 2002 to April 2005. Prior to joining IntraBiotics, Dr. Ketchum served in various capacities in regulatory affairs at Alza Corporation, a research-based pharmaceutical company, from November 1994 to May 2002, most recently as Senior Director, Regulatory Affairs.

Martin Driscoll has served as our Senior Vice President, Sales and Marketing since July 2003. Prior to joining us, Mr. Driscoll provided consulting services to several specialty pharmaceutical companies from September 2002 to July 2003. From November 2000 to August 2002, he was Vice President, Commercial Operations and Business Development for ViroPharma Incorporated, a pharmaceutical company. From 1983 to October 2000, Mr. Driscoll held a variety of positions of increasing responsibility with Schering-Plough Corporation, a research-based pharmaceutical company, or its affiliates, serving as its Vice President, Marketing and Sales for Schering Primary Care from February 2000 to October 2000.

Directors

Fred B. Craves, Ph.D. has served as the Vice Chairman of our board since our inception in August 1999. Dr. Craves is a founder and managing director of Bay City Capital LLC, a private merchant bank. Prior to forming Bay City Capital LLC in June 1997, from May 1990 to December 1993, Dr. Craves held positions as Chief Executive Officer and President and Executive Vice President of Berlex Biosciences, a research, development and manufacturing organization and subsidiary of Schering AG, Germany. Dr. Craves was the founder, Chairman of the Board and Chief Executive Officer of Creative Biomolecules, a biopharmaceuticals company until it merged with Curis in 2000. Dr. Craves is a member of the board of directors of Incyte Genomics, a drug discovery and development company, NeoRx Corporation, a biotechnology company, Bioseek, Inc., a drug discovery company, and Galileo Pharmaceuticals, a drug development company.

Mark S. Hoplamazian has been a member of our board since our inception August 1999. Since 2004, he has served as President of The Pritzker Organization, LLC, a private investment firm, where he manages their merchant banking and asset management activities. Mr. Hoplamazian has also worked in various other positions at predecessors of The Pritzker Organization, LLC since 1989. He has been a participant in the activities of in Bay City Capital LLC since the founding of the firm in June 1997. From 1985 to 1987, Mr. Hoplamazian served as a financial analyst at the First Boston Corporation, a global investment bank.

David V. Milligan, Ph.D. has been a member of our board since our inception in August 1999. Since May 1998, he has served as a Vice President of Bay City Capital LLC a private merchant bank. Dr. Milligan served as Senior Vice President and Chief Scientific Officer of Abbott, a broad-based health care company, when he retired in 1996. During his 17 years in Abbott, he led the diagnostic products research and development organization and later assumed responsibility for pharmaceutical research and development. Prior to joining Abbott, Dr. Milligan also held a variety of key management positions with Xonics Medical Systems, a medical device company, Litton Dental Products, a dental product company and Litton Medical Systems, a medical systems company, as well as the 3M Company, a diversified technology company. Dr. Milligan serves as the non-executive vice-chairman of Caliper Life Sciences, a provider of laboratory automation solutions. He is also the non-executive chairman of the board of directors of Galileo Pharmaceuticals, a drug development company, the lead director for ICOS Corporation, a drug discovery and development company, and serves on the board of directors of Pathway Diagnostics, a biomarker development company as well as Vicuron Pharmaceuticals, a biopharmaceutical company. Dr. Milligan is a member of the Princeton University Chemistry Department’s Advisory Board as well as the Leadership Council of the University of Illinois School of Chemical Sciences. Dr. Milligan received his AB degree from Princeton University in 1963 where he majored in chemistry. In addition, Dr. Milligan received an MS and Ph.D. in organic chemistry from the University of Illinois in 1965 and 1967, respectively.

James C. Smith has been a member of our board since March 2004. From January 2001 until its sale in January 2005, Mr. Smith served as Chairman of the Board of Directors of First Health Group Corp., a national health benefits company. Prior to that time, Mr. Smith served as Chief Executive Officer of First Health Group Corp. from January 1984 through December 2001. Mr. Smith also served as President of First Health Group Corp. from January 1984 through December 2001. Mr. Smith serves as Chairman of the Board of Directors of Gartner, Inc., a technology research and advisory firm, and is a member of its audit committee. He also serves as an advisory director of CIC Investment.

Michael B. Solomon has been a member of our board since May 2004. Mr. Solomon is Managing Principal of Gladwyne Partners, LLC, a private equity fund manager. Prior to founding Gladwyne Partners in July 1998, Mr. Solomon was affiliated with Lazard Frères & Co. LLC, a global investment bank. Mr. Solomon joined Lazard Frères in 1981 and became a partner in 1983. Mr. Solomon serves on the board of directors of World Wrestling Entertainment, Inc., an integrated media and entertainment company, where he also serves on the audit and compensation committees. Mr. Solomon also serves as a founder and director of Ken’s Kids, Inc., a non-profit organization that provides vocational training for the mentally disabled.

August M. Watanabe M.D. has been a member of our board since April, 2004. From 1994 to June 2003, Dr. Watanabe served as Executive Vice President, Science and Technology and as Director of Eli Lilly and Company, a global pharmaceuticals company, and President of Eli Lilly and Company Research Laboratories, the research division of Eli Lilly and Company. He joined the company as Vice President of Lilly Research Laboratories in 1990. Prior to joining Eli Lilly and Company, Dr. Watanabe had been a full-time faculty member (from 1971 to 1990) of the Department of Medicine of Indiana University School of Medicine. Dr. Watanabe earned a bachelor of science degree in zoology from Wheaton College in 1963. He received his doctor of medicine degree in 1967 from the Indiana University School of Medicine, where he then served his residency in internal medicine. He did additional postgraduate work in clinical pharmacology at the Laboratory of Clinical Science of the National Institute of Mental Health and a fellowship in cardiology at Indiana University Medical Center. While with Eli Lilly and Company, he served for six years as chairman of the Science and Technology Section of the Pharmaceutical Research and Manufacturing Association of America (PhRMA). He is chairman of the board of BioCrossroads, a partner in Twilight Venture Partners (TVP), and a director of Guidant Corporation, QuatRx Corporation, Endocyte Corporation, the Damon Runyon Cancer Research Foundation, the Indiana University Foundation, the Regenstrief Foundation, the Indiana State Symphony Society, Christel House International, and a member of the board of governors of the Riley Children’s Foundation. Dr. Watanabe is also a director of Kalypsys Inc., a privately-owned drug discovery company, and Ambrx Inc., a biopharmaceutical company.

Pursuant to an agreement entered into in connection with its purchase of Series D convertible, redeemable preferred units, Invemed Catalyst Fund, L.P. has the right, for so long as it owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), to appoint a non-voting representative to attend board meetings and receive all information received by board members in general. After completion of this offering, we are also required to include Invemed’s designee on the slate of nominees approved by our board of directors and to use our reasonable best efforts to cause Invemed’s designee to be elected as a board member, unless our board of directors determines in good faith, with the advice of outside counsel, that it would be inconsistent with their fiduciary duties to take such actions. Invemed designated Michael B. Solomon to serve as its designee on our board of directors. After completion of this offering, so long as Invemed owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), in the event that Invemed’s designee ceases to serve as a board member, we will use our reasonable best efforts to cause any vacancy resulting from the departure of the Invemed designee to be filled by another Invemed designee.

Board of Directors

Upon completion of this offering, our board of directors will consist of seven members, a majority of whom will be “independent” as defined under the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. The board of directors has determined that all of our directors, other than Dr. Mario and Dr. Milligan, are “independent” directors. The number of persons constituting our board of directors may be fixed from time to time by resolution of our board of directors, but under our amended and restated bylaws, cannot be less than one nor more than eleven. Our amended and restated bylaws provide that the authorized number of directors may be changed only by a resolution adopted by a majority of our directors. Any additional directorships resulting from an increase in the number of directors may only be filled by a majority of the directors then in office. All members of our board of directors will stand for election each year.

Committees of Our Board

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable. Under our amended and restated bylaws, the composition of each committee must comply with the listing requirements and other rules of the New York Stock Exchange.

Audit Committee

Our audit committee consists of James C. Smith, chairman, and Michael B. Solomon. We believe that each of the members of our audit committee is financially literate and able to read and understand our financial statements. The composition of the audit committee will be required to comply with the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange. The audit committee has oversight responsibilities regarding:

•	the integrity of our financial statements and its financial reporting and disclosure practices;

•	the soundness of our system of internal controls regarding financing and accounting compliance;

•	the independent auditor’s qualifications and independence;

•	the performance of our internal audit function and independent auditor;

•	our compliance with legal and regulatory requirements in connection with the foregoing; and

•	compliance with our Code of Business Conduct and Ethics.

Our board of directors will adopt a written charter for our audit committee, which will be available on our website at www.reliantrx.com.

Compensation Committee

Our compensation committee consists of Messrs. Hoplamazian and Smith and Dr. Milligan, with Mr. Hoplamazian serving as chairman. The composition of the compensation committee will be required to comply with the independence requirements of the New York Stock Exchange. The compensation committee is authorized to discharge the board’s responsibilities relating to:

•	the establishment and maintenance of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to enable us to achieve superior operating results;

•	the compensation of our executives; and

•	the issuance of an annual report on executive and chief executive officer compensation for inclusion in our annual proxy statement, once required.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our website at www.reliantrx.com.

Nominating and Governance Committee

Our nominating and governance committee consists of Mr. Hoplamazian. The composition of the nominating and governance committee will be required to comply with the independence requirements of the New York Stock Exchange. The nominating and governance committee is authorized to:

•	assist the board in identifying individuals qualified to become board members and to recommend to the board director nominees;

•	to recommend to the board a set of corporate governance guidelines;

•	to recommend to the board director nominees for each board committee;

•	to review and make recommendations to the board concerning board committee structure, operations and board reporting; and

•	to evaluate board and management performance.

Upon our initial public offering, the committee will assist the board in the selection of nominees for election as directors at our annual meeting of the stockholders and will establish policies and procedures regarding the consideration of director nominations from stockholders. Our board of directors will adopt a written charter for our nominating and governance committee, which will be available on our website at www.reliantrx.com.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. Any waiver of the provisions of the Code of Business Conduct and Ethics for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board. Any such waivers must be promptly disclosed to our stockholders. A copy of our Code of Business Conduct and Ethics will be available upon completion of the offering on our website at www.reliantrx.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our employees. Except for Mark S. Hoplamazian, who served as a non-employee Vice President and Assistant Secretary from July 2000 to April 2004, none of the members of our compensation committee has at any time been one of our officers. None of our executive officers currently serves, or in the past served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Compensation of Directors

Our directors who are also our employees have not received and will not receive any additional compensation for their services as our directors. In 2004, we began to pay our non-employee directors cash compensation and options for their service. We pay our non-employee directors annual cash compensation of $25,000. In addition, each non-employee director receives $2,500 per meeting and $1,000 per telephonic meeting attended of the board and committees on which they serve. The chairman of the audit committee receives additional annual compensation of $12,500 and the chairman of the compensation committee and governance and nominating committee also receive additional annual compensation of $7,500. All of our directors are reimbursed for reasonable expenses incurred for attending board meetings, committee meetings and business meetings and for attending corporate functions on our behalf.

Each eligible non-employee director who first becomes a member of our board of directors is granted an option to purchase 25,000 shares of our common stock. Following each annual meeting of our stockholders, each non-employee director that continues as a non-employee director is automatically granted an additional option to purchase 10,000 shares of our common stock and the chairman of each of the audit committee, compensation committee and governance and nominating committee is granted an additional option to purchase 2,500 shares of our common stock. Following this offering, each option grant will have an exercise price equal to the fair market value of our common stock on the date of grant, will be immediately exercisable, will have a 10-year term and will terminate thirty days following the date the director ceases to be one of our directors for any reason other than death or disability, and 12 months following that date if the termination is due to death or disability. Options granted to non-employee directors for their service in 2004 were granted under the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan at an exercise price of $20.00.

Executive Compensation

The following table sets forth all compensation earned in the fiscal year ended December 31, 2004 to (i) our Chief Executive Officer; (ii) each of our four most highly compensated executive officers, whose salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2004; and (iii) each of our most highly compensated current executive officers. We refer to our Chief Executive Officer and our four most highly compensated executive officers for the fiscal year ended December 31, 2004 as our named executive officers elsewhere in this prospectus, and each of our most highly compensated current executive officers as our current executive officers elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name & Principal Position	Salary	Bonus	Other Annual Compensation (1)		Restricted Stock Award	Securities Underlying Options	All Other Compensation
Ernest Mario, Ph.D. Chief Executive Officer and Chairman of the Board	$12,045	—	$23,976	(2)	—	—	—

Joseph S. Zakrzewski (3) Chief Operating Officer	—	—	—		—	—	—

Robert R. Ferguson III (4) Chief Financial Officer	—	—	—		—	—	—

Stefan Aigner, M.D. Executive Vice President, Business Development	300,000	$150,000	—		—	—	—

Steven B. Ketchum, Ph.D. (5). Senior Vice President, Research and Development	—	—	—		—	—	—

Martin Driscoll. Senior Vice President, Sales and Marketing	241,458	150,000	—		—	—	—

Joseph J. Krivulka (6). Former President	437,500	200,000	—		—	—	$626,561	(7)

Lawrence A. Gyenes (8). Former Chief Financial Officer	242,003	—	45,501	(9)	—	—	—

Keith S. Rotenberg, Ph.D. (10). Former Senior Vice President, Research and Development	275,000	100,000	—		—	—	—

(1)	Unless otherwise shown, the aggregate amount of perquisites and other personal benefits received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.
(2)	Represents aggregate incremental cost to us of Dr. Mario’s family’s personal use of company aircraft.
(3)	Mr. Zakrzewski began his employment with us in February 2005. Mr. Zakrzewski’s annual base salary is $450,000 and he is eligible to earn an annual bonus of up to 75% of his annual base salary. Mr. Zakrzewski is also entitled to a special one-time bonus in the amount of $133,661, and up to $50,000 toward the reimbursement of relocation expenses. Mr. Zakrzewski was also granted an option to acquire 300,000 shares of our common stock. See “Management—Employment Agreements.”
(4)

Mr. Ferguson began his employment with us in January 2005. Mr. Ferguson’s annual base salary is $325,000 and he is eligible to earn an annual bonus of up to 60% of his annual base salary. Mr. Ferguson is also entitled to reimbursement of reasonable relocation expenses and will receive a temporary housing and weekend travel allowance for up to eight months. Mr. Ferguson was also granted an option to acquire 200,000 shares of our common stock. See “Management—Employment Agreements.”
(5)	Dr. Ketchum began his employment with us in April 2005. Dr. Ketchum’s annual base salary is $300,000 and he is eligible to earn an annual bonus of up to 70% of his annual base salary. Dr. Ketchum is also entitled to a special one-time bonus in the amount of $100,000 and received an option to acquire 200,000 shares. Dr. Ketchum is also entitled to reimbursement of reasonable relocation expenses and temporary housing for up to three months. See “Management—Employment Agreements.”
(6)	Joseph J. Krivulka resigned as our President effective November 12, 2004 and is no longer one of our executive officers. The salary column reflects salary through the date of resignation.
(7)	In accordance with the terms of a agreement with Mr. Krivulka executed in connection with his termination, we are obligated to pay Mr. Krivulka cash compensation of $562,500, of which $300,000 was paid on November 30, 2004, $100,000 was paid on March 31, 2005, $100,000 is required to be paid on June 30, 2005 and $62,500 is required to be paid on September 30, 2005. The full $562,500 payable to Mr. Krivulka is reflected in the total of All Other Compensation. We also agreed to pay, on Mr. Krivulka’s behalf, all premiums applicable to Mr. Krivulka and/or his dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to the extent that Mr. Krivulka and/or his dependents elect to continue coverage under our group health or dental plans as available under COBRA. Our obligation to pay any such premiums expires on the earlier of December 31, 2005 or the date Mr. Krivulka and/or his dependents become covered under any other health plan or policy. The monthly premium for family coverage under COBRA is $1,112.36. Thirteen months of family premiums under COBRA are reflected in the total of All Other Compensation. In May 2004, we paid on behalf of Mr. Krivulka a $12,400 premium on a life insurance policy on Mr. Krivulka’s life, which policy has been collaterally assigned by Mr. Krivulka to Diversified Capital, L.L.C. to secure a loan. Pursuant to the terms of our settlement agreement with Mr. Krivulka we agreed to pay the annual $12,400 premium until the maturity of such loan on December 31, 2007, unless otherwise accelerated. Accordingly, $49,600 representing four annual premium payments of $12,400 is included in the sum of All Other Compensation. See “Management—Agreements with Former Executive Officers.”
(8)	Lawrence A. Gyenes served as our Chief Financial Officer. His employment with us expired on July 23, 2004 and he is no longer one of our executive officers. The salary column reflects salary through the date of his termination.
(9)	Represents $30,278 of relocation expenses and $15,223 of taxes associated with such relocation expenses paid by us on Mr. Gyenes’ behalf.
(10)	Keith S. Rotenberg, Ph.D. resigned as our Senior Vice President, Research and Development effective March 31, 2005 and is no longer one of our executive officers. See “Management—Agreements with Former Executive Officers.”

Stock Options

Option Grants in Last Fiscal Year

We made no option grants to our named executive officers or current executive officers during the fiscal year ended December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to options exercised by our named executive officers and our current executive officers during the fiscal year ended December 31, 2004 as well as the unexercised options to purchase our common stock granted to the named executive officers and our current executive officers and held by them as of December 31, 2004.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004(1)		Value of Unexercised In-The-Money Options at December 31, 2004 (2)
Name			Vested	Unvested	Vested	Unvested
Ernest Mario, Ph.D.	—	—	187,484	562,452
Joseph S. Zakrzewski(3)	—	—	—	—	—	—
Robert R. Ferguson III(4)	—	—	—	—	—	—
Stefan Aigner, M.D.(5)	—	—	41,875	35,625
Steven B. Ketchum, Ph.D.(6)	—	—	—	—	—	—
Martin Driscoll(7)	—	—	31,250	93,750
Joseph J. Krivulka, Ph.D.(8)	—	—	117,500	—
Lawrence A. Gyenes(9)	—	—	—	—
Keith S. Rotenberg(10)	—	—	34,875	50,625

(1)	The options outstanding as of December 31, 2004 held by our named executive officers consist of options to purchase 130,500 shares of common stock at an exercise price of $10.00 per share and options to purchase 1,024,936 shares of common stock at an exercise price of $20.00 per share.
(2)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated based on an assumed initial offering price of $ per share, the midpoint of the range shown on the front cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying the options.
(3)	As part of his employment agreement, on March 16, 2005 Mr. Zakrzewski was granted an option to purchase 300,000 shares of our common stock at an exercise price of $20.00 per share, all of which options are currently unvested. The options vest annually over a four-year period at a rate of 25% per year beginning on the first anniversary of the date of hire.
(4)	As part of his employment agreement, on March 16, 2005 Mr. Ferguson was granted an option to purchase 200,000 shares of our common stock at an exercise price of $20.00 per share, all of which options are currently unvested. The options vest annually over a four-year period at a rate of 25% per year beginning on the first anniversary of the date of hire.
(5)	Pursuant to the terms of Dr. Aigner’s change of control agreement, all of his unvested options will vest in full upon a change in control of us. See “Change of Control Agreements.”
(6)	As part of his employment agreement, on May 16, 2005 Mr. Ketchum was granted an option to purchase 200,000 shares of our common stock at an exercise price of $20.00 per share, all of which options are currently unvested. The options vest annually over a four-year period at a rate of 25% per year beginning on the first anniversary of the date of hire.
(7)	Pursuant to the terms of Mr. Driscoll’s employment agreement, his option to purchase 20,000 shares of our common stock granted in July 2003 will vest in full upon a change in control of Reliant Pharmaceuticals to the extent unvested at such time.

(8)	Pursuant to the terms of our agreement with Mr. Krivulka, we accelerated the vesting of options to purchase 32,500 shares of our common stock, and as a result, Mr. Krivulka had as of December 31, 2004 and currently holds 117,500 vested options. Such vested options are exercisable for the remainder of their 10-year term. See “Management—Agreements with Former Executive Officers.”
(9)	All options previously held by Mr. Gyenes expired prior to December 31, 2004 in connection with the expiration of his employment on July 23, 2004.
(10)	All unvested options held by Dr. Rotenberg expired upon his resignation effective March 31, 2005. Vested options held by Dr. Rotenberg will expire 90 days after March 31, 2005 if not exercised prior to such date.

Employee Benefit Plans

Current Equity Incentive Plan

Upon completion of this offering, we will have three employee benefit plans, pursuant to which we provide equity compensation to our employees—our 2004 Equity Incentive Plan (the “Incentive Plan”), our Executive Stock Plan (the “Executive Plan”) and our Stock Appreciation Rights Plan (the “SAR Plan”).

Incentive Plan

Our board of directors adopted our Incentive Plan on April 1, 2004 as a replacement for the Reliant Pharmaceuticals LLC Equity Incentive Plan (the “Prior Equity Plan”). Our stockholders approved the Incentive Plan on April 15, 2004. The Incentive Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, as defined under section 422 of the Internal Revenue Code of 1986 (the “Code”), nonstatutory stock options, restricted stock awards and other forms of equity awards. Incentive stock options may be granted to employees, including officers. All other awards may be granted to employees, including officers, non-employee directors and consultants.

Share Reserve.

The Incentive Plan originally provided for 1,343,600 shares of our common stock, plus any shares which may be forfeited under outstanding options or restricted stock under the Prior Equity Plan, to be reserved and available for issuance upon grant or exercise of awards under the Incentive Plan. In May 2005, we amended, with approval of our stockholders, the Incentive Plan to increase the shares to be awarded under the Incentive Plan by 2,500,000 shares to a total of 3,843,600 shares. As of May 19, 2005, 1,876,400 options to purchase shares of our common stock at a weighted average exercise price of $20.00 were outstanding under the Incentive Plan. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than 1,000,000 shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan and shares and option prices subject to awards outstanding under the Incentive Plan will be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, merger, consolidation, spin-off, recapitalization, or other distributions of our assets. As of the date hereof, no shares of common stock have been issued under the Incentive Plan.

Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option may be available for future grants of awards under the Incentive Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

Administration.    The Compensation Committee of our board of directors will administer the Incentive Plan as the “plan administrator.” The plan administrator determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and the performance criteria for any grants intended to be performance-based compensation under Section 162(m) of the Code. The plan administrator may also amend the terms of the Incentive Plan and outstanding equity awards. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, New York Stock Exchange rules or regulations. In addition, our stockholders must approve any amendment which increases the number of shares available under the Incentive Plan, would permit the granting of options with an exercise price below fair market value on the date of grant, or would permit the plan administrator to extend the exercise period for an option beyond ten years from the date of grant.

Stock Options.    Stock options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for a stock option. However, the exercise price for an option cannot be less than the fair market value of our common stock on the date of grant. Options granted under the Incentive Plan vest and become exercisable at the rate and/or pursuant to other conditions specified in the respective option agreements.

The plan administrator determines the term of stock options granted under the Incentive Plan. However, the term of an option may not exceed ten years and all options terminate if the optionee’s service is terminated for cause. Acceptable consideration for the purchase of common stock issued under the Incentive Plan will be determined by the plan administrator and may include cash, common stock previously owned by the optionee for longer than six months, a broker assisted exercise, the net exercise of the option, a loan and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death, and optionees may, with the plan administrator’s express approval, transfer non-qualified stock options to family members for estate planning purposes.

Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are made through a restricted stock award agreement. Prior to vesting, restricted stock may not be transferred other than by will or by the laws of descent and distribution. The plan administrator at the time of grant or thereafter shall determine the restrictions which will be applicable to the restricted stock. Generally such restrictions will include vesting based on continued employment, but may also vest based on satisfaction of certain performance criteria. Unless the plan administrator provides otherwise at the time of grant or thereafter, any restricted stock which remains subject to restrictions at the time the recipient terminates their service with us (either as an employee, consultant or director) will be forfeited. The plan administrator may provide that restricted stock not be forfeited if termination is due to certain specified events.

Other Equity Awards.    The Incentive Plan also provides for the award of performance shares, performance-based awards, dividend equivalents, stock payments, and deferred stock. Performance shares and performance based awards are paid or may be awarded based on satisfaction of performance criteria, which may include the following: net earnings, sales or revenues, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, gross or net profit margin, earnings per share, price per share, market share, product acquisitions, product development, achievement of special project objectives, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. Dividend equivalents provide the recipient with the right to receive payments in the form of stock or cash equal to any dividends paid on our common stock. Stock payments and deferred stock provide for payment in the form of our common stock. Payment with respect to other equity awards will be made in cash, common stock or a combination of both.

Termination for Cause.    Unless otherwise provided in an award agreement, all awards terminate upon termination of the recipient’s service for cause.

Changes in Control.    In the event of a change in control, outstanding awards under the Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, then the plan administrator in its discretion may accelerate the vesting or payment of all or any part of the outstanding awards. The plan administrator in its discretion may also set a period during which awards may be exercised, and if such awards are not exercised in such period, such awards will terminate. The plan administrator may make adjustments in the type of shares, number of shares and exercise price of any award in connection with the assumption of an award in a change in control.

Executive Stock Plan

Effective                     , 2005, we adopted the Executive Plan, which was approved by our stockholders on                     , 2005. The Executive Plan provides for the automatic grant of shares of our common stock to Ernest Mario, Ph.D. at a purchase price of $.01 per share in order to satisfy certain anti-dilution provisions contained in his employment agreement. See “Management—Employment Agreements.” The maximum number of shares eligible to be granted under the Executive Plan will initially be                      shares, which amount will be increased on the last day of each calendar year, beginning on December 31, 2005 and ending on December 31, 2014 (or such earlier date if Dr. Mario’s employment is terminated), by such amount as is necessary to grant Dr. Mario additional shares so that he shall hold at least 1% of the outstanding shares of our common stock on a fully-diluted basis (as calculated pursuant to the terms of Dr. Mario’s employment agreement). On the consummation of this offering, Dr. Mario will automatically be granted                      shares of our common stock at a purchase price of $.01 per share. For so long as Dr. Mario remains employed with us, on each December 31 or upon the occurrence of certain extraordinary events, he will automatically be granted that number of shares which is necessary so that he shall hold at least 1% of our outstanding common shares on a fully-diluted basis at a purchase price of $.01 per share (as calculated pursuant to the terms of Dr. Mario’s employment agreement). All grants will be fully vested at the time of grant. The Executive Plan has a term of 9 years, but will terminate earlier on the date Dr. Mario’s employment with us is terminated. See “Management—Employment Agreements.”

Stock Appreciation Rights Plan

Effective April 1, 2004, our board of directors adopted the SAR Plan as a replacement for the Reliant Pharmaceuticals LLC Appreciation Rights Plan (the “Prior Rights Plan”). The Compensation Committee of our board of directors administers the SAR Plan. The SAR Plan provides for the grant of stock appreciation rights to employees, directors or consultants and provides for the recipient to receive, in cash or cancellation of his or her outstanding debt to us, the positive difference between the fair market value of our common stock subject to the stock appreciation right on the date it is exercised and a base price, which is set on the date of grant. The base price may not be set at less than fair market value of our common stock on the date of grant. The stock appreciation rights may be subject to vesting, as set by the Compensation Committee at the time of grant. Once vested, stock appreciation rights may be exercised only while the recipient is an employee, or for up to thirty days after termination due to reasons other than death or disability, and 12 months following termination due to death or disability. A stock appreciation right may be settled solely in cash, or by the offset of any outstanding indebtedness of the holder to us.

The number and kind of shares subject to stock appreciation rights and base price may be adjusted to reflect any stock dividends, stock splits, combinations or exchanges of shares, merger, consolidation, spin-off, recapitalization, or other distributions of our assets. In addition, upon such events the Compensation Committee may provide in its sole discretion for (i) the purchase of the stock appreciation right for the amount of cash or promissory note equal to the amount the holder would otherwise be entitled to if they had exercised the stock appreciation right on the date of the event, (ii) the full vesting of the stock appreciation rights, or (iii) the assumption of the stock appreciation rights by any successor. The SAR Plan provides for the assumption of the stock appreciation rights in the event of a change of control. If the surviving or acquiring entity does not assume the stock appreciation rights upon a change of control, then all of the stock appreciation rights will vest and become exercisable at least 10 days prior to the closing of such an event. Any unexercised stock appreciation rights will thereafter be terminated.

Prior Plans

Prior to March 31, 2004, we also granted options, restricted units and appreciation rights to our employees and directors pursuant to the Prior Equity Plan and the Prior Rights Plan.

On April 1, 2004, we converted from a limited liability company to a corporation. Upon the conversion, options, units and rights granted under the Prior Equity Plan and Prior Rights Plan were converted into options to purchase our common stock, restricted stock and stock appreciation rights subject to the terms and conditions of the grant agreements and the Prior Equity Plan and Prior Rights Plan pursuant to which they were granted. However, upon such conversion no further grants are permitted to be made under the Prior Equity Plan or the Prior Rights Plan. On May 19, 2005, 2,503,623 options to purchase shares of our common stock at a weighted average exercise price of $17.24 remained outstanding under the Prior Equity Plan, all shares of restricted stock previously granted were vested and are no longer subject to restrictions or forfeiture, and 874,659 stock appreciation rights with a weighted average base price of $20.00 were outstanding under the Prior Rights Plan.

Administration.    The Compensation Committee of our board of directors administers both the Prior Equity Plan and the Prior Rights Plan (collectively, the “Prior Plans”). In doing so, the Compensation Committee determined the recipients, grant dates, the numbers of options, restricted units or appreciation rights granted, the exercise price of options and the base price of appreciation rights and such other terms and conditions which are applicable to the options, restricted units and appreciation rights granted under the Prior Plans. The Compensation Committee has the right to amend the Prior Rights Plan. Our board of directors has the right to amend the Prior Equity Plan. By their terms the Prior Plans are terminated, although options and rights granted under such plans prior to such termination remain outstanding.

Eligibility.    Employees, consultants and members of the board of managers of Reliant Pharmaceuticals LLC were eligible for grants of options, restricted units and/or appreciation rights under the Prior Plans.

Adjustments to Options and Appreciation Rights upon Certain Events.    The number and kind of securities subject to outstanding option or appreciation rights and the exercise price of the options or base price of the appreciation rights may be adjusted in the sole discretion of the Compensation Committee to reflect any dividends, distributions, capital contributions, recapitalization, reclassification, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our securities, issuance of warrants or other rights to purchase our securities, or other similar corporate transaction or events. In addition, upon such events the Compensation Committee may provide in its sole discretion for (i) the purchase of an option or stock appreciation right for the amount of cash (or promissory notes in the case of appreciation rights) equal to the amount to which the holder would otherwise be entitled if they had exercised the option or appreciation right on the date of the event, (ii) full vesting in options or appreciation rights, (iii) the assumption of options or appreciation rights by any successor, or (iv) options will not be exercisable and will terminate upon such an event, as long as such option was exercisable for some period of time prior to the event. The Prior Plans also provide for the assumption of the options and appreciation rights in the event of a change of control. If the surviving or acquiring entity does not assume the options or appreciation rights upon such events, then all of the options and appreciation rights will vest and become exercisable at least 10 days prior to the closing of such an event. Any unexercised options or appreciation rights will thereafter be terminated.

Options.    All options granted under the Prior Equity Plan were options which did not qualify as incentive stock options under Section 422 of the Internal Revenue Code. No options were granted with an exercise price of less than the fair market value of a Class One Common Unit of Reliant Pharmaceuticals, LLC on the date of grant. Options may be exercised by delivering cash, check, property (including underlying units) which the Compensation Committee determines has a fair market value equal to the exercise price, or any combination thereof. Options granted under the Prior Equity Plan may be exercised at anytime after the grant. The shares subject to such options will remain subject to vesting in accordance with the terms of the option. Unless otherwise specifically provided in an option agreement, all options are forfeited regardless of prior vesting upon termination for cause, as defined in the Prior Equity Plan. Additionally, unless the option agreements provide otherwise all options remain exercisable following termination of the individuals service as an employee, consultant or member of the board of managers for thirty days, unless such termination is by reason of death or disability, in which case the options remain exercisable for a period of up to twelve months following such termination. Options generally are not transferable, other than by will or the laws of descent and distribution. However, with the consent of the Compensation Committee, options granted under the Prior Equity Plan may be transferred to family members for estate planning purposes.

Restricted Units.    Restricted units granted under the Prior Equity Plan were subject to such terms and conditions as the Compensation Committee determined at the time of grant, including certain repurchase provisions in the event of a termination of service as an employee, consultant or member of our board prior to vesting. Restricted units were generally not transferable other than by will or the laws of descent and distribution. However, the Compensation Committee did allow restricted units granted under the Prior Option Plan may be transferred to family members for estate planning purposes.

Appreciation Rights.    Appreciation rights granted under the Prior Rights Plan granted the holder thereof the right to receive from Reliant Pharmaceuticals, LLC an amount in cash equal to the difference between the base price and the fair market value of the Class One Common Units of Reliant Pharmaceuticals, LLC. Each appreciation right has been converted into the right to receive the difference between the original base price at grant and the fair market value of our common stock at the time the appreciation right is settled. Appreciation rights may not be exercised prior to vesting.

Once vested, unless otherwise specified in the appreciation rights agreement, appreciation rights may only be exercised while the individual to whom such right was granted remains an employee, consultant or on our board or during a period of thirty days following their termination of service as an employee, consultant or member of the board of managers, unless such termination is by reasons of death or disability in which case the appreciation rights remain exercisable for a period of up to twelve months following such termination. Appreciation rights are not transferable other than by will or the laws of descent and distribution.

401(k) Plan

All our full- and part-time employees in the United States over the age of 21 are eligible to participate in our 401(k) Plan after one month of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 25% of their salary (including bonuses and/or commissions) per year. Our board of directors has discretion to permit us to match contributions made by our employees. To date we have not made any matching contributions.

Employment Agreements

In April 2003, we entered into a three (3) year employment agreement with Ernest Mario, Ph.D., our Chairman and Chief Executive Officer. Under this agreement, Dr. Mario will receive an annual salary equal to the greater of (i) $12,000 and (ii) an amount per annum equal to the applicable minimum statutory wage rate in effect in New Jersey. In addition, Dr. Mario was granted 274,968 restricted Class One Common Units (subsequently converted into an equal number of shares of our common stock) at a purchase price equal to $.01 per unit, which equaled 1% of our fully diluted capitalization at that time. One-third of these restricted common units vested immediately upon grant. The rest subsequently vested in equal installments on the first and second anniversary of the employment agreement (April 29, 2004 and April 29, 2005). Dr. Mario was also granted anti-dilution protection such that at all times during his employment with us as Chairman and Chief Executive Officer he would be granted additional restricted shares of common stock at a purchase price of $.01 per share, so that he would hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of Dr. Mario’s employment agreement). After the consummation of this offering, shares of our common stock will be granted under the Executive Plan to fulfill our anti-dilution obligations (see “Executive Stock Plan”). Any additional anti-dilution shares issued to Dr. Mario pursuant to this anti-dilution provision will be immediately vested on their grant dates. Dr. Mario also received a grant of options to purchase 549,936 Class One Common Units (subsequently converted into an equal number of shares of our common stock) with a strike price of $20.00 per share. The options are exercisable immediately, but the shares subject to the options vest ratably over a four year period on each anniversary of their date of grant. Upon a change in control, all shares subject to the options will fully vest. The agreement further provides that if certain events which would result in a sale of our equity or assets in one transaction or a series of transactions occur prior to April 30, 2006, Dr. Mario will receive a bonus equal to 1% of the net proceeds received by our stockholders. The agreement also provides that we will provide transportation services, including use of a company aircraft and car service for Dr. Mario as well as housing. The agreement can be terminated either by us or Dr. Mario at any time upon at least thirty (30) days’ notice. If we terminate the agreement without cause or if Dr. Mario terminates the agreement for good reason, all of Dr. Mario’s equity holdings shall vest and he shall be entitled to any accrued but unpaid salary through the date of termination.

In January 2005, we entered into an at-will employment agreement with Joseph Zakrzewski, our Chief Operating Officer. Under this agreement, Mr. Zakrzewski will receive an annual base salary of $450,000 during 2005 and is eligible to participate in an incentive compensation plan with a potential range of up to 75% of such base salary. Mr. Zakrzewski is also entitled to (i) a special one time bonus in the amount of $133,661 and (ii) up to $50,000 toward the reimbursement of relocation expenses. Mr. Zakrzewski is eligible to participate and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospital plans and other perquisites and benefits as are provided to our other executive officers. In addition, Mr. Zakrzewski received a grant of options to purchase 300,000 shares of common stock, with a strike price of $20.00 per share. The options will vest annually over a period of four years at a rate of 25% per year beginning on the first anniversary of the date of hire. The agreement provides that if, prior to the first year anniversary of Mr. Zakrzewski’s employment, a change in control occurs at a price per share of less than $26.67, we will pay Mr. Zakrzewski an incremental amount not to exceed $2,000,000 (equal to the product of (i) 300,000 and (ii) the difference between $26.67 and the change of control price). If a change in control occurs at a price per share of less than $23.33 after the first anniversary but prior to the second anniversary of Mr. Zakrzewski’s employment, we will pay Mr. Zakrzewski an incremental amount not to exceed $1,000,000 (equal to the product of (i) 300,000 and (ii) the difference between $23.33 and the change of control price). This offering does not constitute a change of control under the agreement. The agreement can be terminated by us or Mr. Zakrzewski at any time. If we terminate the agreement without cause or if Mr. Zakrzewski terminates the agreement with good reason, Mr. Zakrzewski will receive severance compensation equal to one (1) year salary, any incentive compensation that he would be entitled to receive during the severance period and continued medical coverage for one (1) year.

In January 2005, we entered into an at-will employment agreement with Robert R. Ferguson III, our Chief Financial Officer. Under this agreement, Mr. Ferguson will receive an annual base salary of $325,000 during 2005 and is eligible to participate in an incentive compensation plan with a potential range of up to 60% of such base salary. Mr. Ferguson is also entitled to reimbursement of (i) reasonable relocation expenses and (ii) up to eight months of temporary housing and weekend travel expenses. Mr. Ferguson is eligible to participate and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospital plans and other perquisites and benefits as are provided to our other executive officers. In addition, Mr. Ferguson received a grant of options to purchase 200,000 shares of common stock, with a strike price of $20.00 per share. The options will vest annually over a period of four years at a rate of 25% per year beginning on the first anniversary of the date of hire. The agreement can be terminated by us or Mr. Ferguson at any time. If we terminate the agreement without cause or if Mr. Ferguson terminates the agreement with good reason, Mr. Ferguson will receive severance compensation equal to one (1) year salary, any incentive compensation that he would be entitled to receive during the severance period and continued medical coverage for one (1) year.

In July 2000, we entered into an at-will employment agreement with Stefan Aigner, M.D., Executive Vice President, Business Development which was amended in October of 2003. Under this agreement, Dr. Aigner received a salary of $300,000 during 2004, is eligible for annual increases and a performance-based bonus of up to $350,000, and is entitled to participate and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospital plans and other perquisites and benefits as are provided to our other executive officers. This agreement is renewable from year to year on each August 31, unless either party gives at least 60 days’ notice of termination. We may also terminate his employment at any time without cause with 30 days’ notice. If we terminate Dr. Aigner’s employment without cause or if Dr. Aigner terminates his employment with good reason, Dr. Aigner will receive severance compensation equal to one (1) year salary and any bonus compensation that he would be entitled to receive during the severance period. If we provide notice of non-renewal, Dr. Aigner shall receive the following severance payments depending upon the date notice of non-renewal is given:

Months Prior to Expiration Date	% of Base Salary
At least 9	25%
At least 6	50%
At least 3	75%
Less than 3	100%

In April 2005, we entered into an at-will employment agreement with Steven B. Ketchum, our Senior Vice President, Research and Development. Under this agreement, Dr. Ketchum will receive an annual base salary of $300,000 during 2005 (pro-rated) and is eligible to participate in an incentive compensation plan with a potential range of up to 70% of such base salary. Dr. Ketchum is also entitled to a special one-time bonus in the amount of $100,000 payable within 90 days of his commencement of employment. Dr. Ketchum is also entitled to reimbursement of reasonable relocation expenses and temporary housing for up to three months. Dr. Ketchum is eligible to participate and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, and other perquisites and benefits as are provided to our other executive officers. In addition, Dr. Ketchum received a grant of options to purchase 200,000 shares of common stock, with a strike price of $20.00 per share. The options will vest annually over a period of four years at a rate of 25% per year beginning on the first anniversary of the date of hire.

In July 2003, we entered into an at-will employment agreement with Martin Driscoll, our Senior Vice President, Sales and Marketing. Under this agreement, Mr. Driscoll was paid base salary on an annualized basis in 2003 equal to $240,000. In 2004, Mr. Driscoll received a salary of $241,458 and is eligible to receive annual performance based incentives between 40% and 60% percent of his base salary. Mr. Driscoll is eligible to participate and receive the benefits we provide our employees in general, including, any life, health, accident, disability, or retirement benefits. In addition, pursuant to his employment agreement, in July 2003 Mr. Driscoll was granted options to purchase 20,000 Class One Common Units of Reliant LLC, which upon our conversion to a corporation were converted into an equal number of options to purchase our common stock. This initial grant of options was at an exercise price of $20.00 per share and vests annually over a period of four years at a rate of 25% per year beginning on the first anniversary of his date of hire, subject to immediate vesting upon a change in control of us. This offering does not constitute a change of control under our agreement with Mr. Driscoll. Subsequent option grants to Mr. Driscoll are not required to vest automatically in full upon a change in control.

Change of Control Agreements

We have entered into change of control agreements with Dr. Aigner and three other of our current employees. Each of the agreements provides that upon a change of control of us, all options and restricted stock held by the employee will vest in full. A change of control for this purpose would occur upon a sale of substantially all of our assets, the acquisition of more than 80% of the voting power of our equity securities, or a merger or consolidation in which our stockholders immediately prior to such transaction own or control less than a majority of the securities of the continuing or surviving entity. This offering does not constitute a change of control under the agreements.

Agreements with Former Executive Officers

Joseph Krivulka resigned as our President effective November 12, 2004. In connection with his resignation we entered into an agreement with Mr. Krivulka pursuant to which he released us from all claims that he may have had. In accordance with the terms of the agreement, we agreed to pay him $562,500, of which $300,000 was paid on November 30, 2004, $100,000 was paid on March 31, 2005, $100,000 is required to be paid on June 30, 2005 and $62,500 is required to be paid on September 30, 2005. We also agreed to pay, on Mr. Krivulka’s behalf, all premiums applicable to Mr. Krivulka and/or his dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to the extent that Mr. Krivulka and/or his dependents elect to continue coverage under our group health or dental plans as available under COBRA. Our obligation to pay any such premiums expires on the earlier of December 31, 2005 or the date Mr. Krivulka and/or his dependents become covered under any other health plan or policy. Additionally, we agreed to continue paying an annual premium of $12,400 on a life insurance policy on Mr. Krivulka’s life, which Mr. Krivulka has previously collaterally assigned to secure a loan. Our obligation to make such premium payments cease upon maturity of the loan, which is December 31, 2007, unless otherwise accelerated. Finally, we agreed to accelerate the vesting of options to purchase 32,500 shares of our common stock to November 12, 2004, as a result of which, Mr. Krivulka has 117,500 vested options. These vested options shall be exercisable for the remainder of their 10-year term. Mr. Krivulka’s options have also been collaterally assigned to secure a loan to Mr. Krivulka.

Keith S. Rotenberg, Ph.D. resigned as our Senior Vice President, Research and Development effective March 31, 2005. In connection with his resignation we entered into an agreement with Dr. Rotenberg pursuant to which he released us from all claims that he may have had. In accordance with the terms of the agreement, we agreed to pay Dr. Rotenberg $114,583 in 10 equal monthly installments of $11,458 beginning with April 29, 2005. We have also agreed to pay on Dr. Rotenberg’s behalf all premiums applicable to Dr. Rotenberg and/or his dependents pursuant to COBRA to the extent that Dr. Rotenberg and/or his dependents elect to continue coverage under our group health or dental plans as available until the earlier of (i) August 31, 2005, or (ii) Dr. Rotenberg and/or his dependents become covered under any other health plan or policy or expiration of COBRA. The monthly premium for family coverage under COBRA is $1,112. If Dr. Rotenberg receives COBRA coverage through August 31, 2005 he will receive $5,560 worth of COBRA premiums. Additionally, we amended the Secured Promissory Note dated as of February 28, 2001 made by Dr. Rotenberg in our favor to provide that the outstanding balance that would otherwise have been payable within 90 days of his employment termination will be due and payable in full on the earliest to occur of February 28, 2006 or any acceleration of the outstanding balance pursuant to the terms of the Secured Promissory Note. Dr. Rotenberg’s outstanding balance as of April 30, 2005 is $86,451. Finally, we agreed to pay Dr. Rotenberg an amount not to exceed $50,000 as determined by the Compensation Committee in its discretion, to be paid at such time as bonuses for 2005 are paid to members of our senior management team, provided that such payment is subject to the mandatory prepayment terms of the Secured Promissory Note discussed above.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as otherwise noted, we describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Issuances

From April 11, 2000 through September 27, 2004, we issued four series of convertible, redeemable preferred stock to various investors. Such issuances included:

•	425,000 shares of Series A convertible, redeemable preferred stock at a price of $10.00 per share issued on April 11, 2000 for aggregate consideration of $4,250,000;

•	13,499,998 shares of Series B convertible, redeemable preferred stock at a price of $10.00 per share issued from July 21, 2000 to April 12, 2004 for aggregate consideration of $135,000,000 and shares of common stock, par value $1.00 per share, of Versant Reliant Corporation as described below. See “Agreement and Plan of Merger with Versant Reliant Corporation”;

•	8,057,625 shares of Series C convertible, redeemable preferred stock at a price of $20.00 per share issued from December 17, 2001 to June 25, 2003 for aggregate consideration of $161,152,540, shares of common stock, par value $1.00 per share, of Versant Reliant Corporation as described below and includes the exchange for the forgiveness of $50,000,000 of existing secured indebtedness. See “Agreement and Plan of Merger with Versant Reliant Corporation”; and

•	13,685,692 shares of Series D convertible, redeemable preferred stock at a price of $20.00 per share issued from September 25, 2003 to September 27, 2004 for aggregate cash consideration of $207,793,002.75 and in exchange for the forgiveness of $65,920,837.25 of existing secured indebtedness.

The foregoing description takes into account the conversion of Reliant Pharmaceuticals, Inc. into a Delaware limited liability company on July 6, 2000 and the conversion from a Delaware limited liability company to a Delaware corporation on April 1, 2004 as described below. See “—Conversion of Shares of Common Stock and Series A Convertible, Redeemable Preferred Stock in Reliant Pharmaceuticals, Inc. to Class One Common Units and Series A Preferred Units in Reliant Pharmaceuticals, LLC” and “—Conversion of Reliant Pharmaceuticals, LLC Units for Series A Convertible, Redeemable Preferred Stock, Series B Convertible, Redeemable Preferred Stock, Series C Convertible, Redeemable Preferred Stock, Series D Convertible, Redeemable Preferred Stock and Common Stock in Reliant Pharmaceuticals, Inc.”

Purchasers of our preferred stock included, among other investors, certain of our executive officers, directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares of preferred stock purchased by each of these related parties.

	Shares of Convertible, Redeemable Preferred Stock
Name of Purchaser:	Series A		Series B	Series C	Series D
Directors and Executive Officers:
Stefan Aigner, M.D.	—		269,800	60,017	—

Family Members and Entities Affiliated with Directors and Executive Officers:
Estate of J. Carter Bacot (1)	—		50,000	4,262	15,000
Craves Family, L.L.C. (2)	—		220,000	18,751	25,000
Invemed Catalyst Fund, L.P. (3)	—		750,000	—	1,125,000
Middlemarch, L.L.C. (4)	—		—	93,000	250,000
The Mildred Place Trust (5)	—		50,000	4,262	12,500
Milligan Enterprises, LLC (6)	—		100,000	8,523	—
David V. Milligan Trust (6)	—		—	7,404	—
James C. Smith and Norma I. Smith JTWROS	—		20,000	1,705	100,000
Vince Club Trust (7)	—		50,000	4,262	50,000

Other 5% Securityholders:
Alkermes, Inc.	—		—	5,000,000	—
The Bay City Capital Fund I, L.P.	425,000	(8)	—	—	—
The Bay City Capital Fund II, L.P.	—		2,079,000	—	—
The Bay City Capital Fund II Coinvestment Fund, L.P.	—		124,712	—	—
The Bay City Capital Fund III, L.P.	—		—	1,250,000	1,669,525	(9)
The Bay City Capital Fund III Coinvestment Fund, L.P.	—		—	10,630	—
PharmBay Investors, L.L.C.	—		7,205,288	1,250,000	2,180,060	(10)
Versant Reliant Corporation (11)	—		750,000	153,420	—

(1)	Held by the estate of Mr. Bacot, the father-in-law of Stefan Aigner, M.D., our Executive Vice President, Business Development.
(2)	Fred B. Craves, Ph.D., one of our directors, is the manager of the Craves Family L.L.C.
(3)	Michael B. Solomon, one of our directors, is the managing member of Gladwyne Catalyst GenPar, LLC, a managing member of Invemed Catalyst GenPar, LLC, the general partner of the Invemed Catalyst Fund, L.P. Mr. Solomon was designated to serve as Invemed’s designee on our Board of Directors pursuant to an agreement entered into in connection with Invemed’s purchase of our Series D convertible, redeemable preferred stock.
(4)	Christopher B. Mario is the son of our Chief Executive Officer and Chairman of the Board of Directors, Ernest Mario, Ph.D., and the manager of Middlemarch, L.L.C. The Mario 2002 Grandchildren’s Trust owns 56.26% and each of Dr. Mario’s three children own 14.58% of the membership interests in Middlemarch, L.L.C.
(5)	The Mildred Place Trust is a trust established for the benefit of Mark S. Hoplamazian, one of our directors, and members of his immediate family.
(6)	David V. Milligan, Ph.D., one of our directors, exercises voting and investment power over Milligan Enterprises, LLC and serves as a trustee for the David V. Milligan Trust.
(7)	Mark S. Hoplamazian, one of our directors, is the sole trustee of the Vince Club Trust.

(8)	On May 9, 2000, The Bay City Capital Fund I, L.P. transferred all of its shares of our Series A convertible, redeemable preferred stock to The Bay City Capital Fund II, L.P. On June 30, 2002, The Bay City Capital Fund II, L.P. transferred 26,088 shares of our Series A convertible, redeemable preferred stock to The Bay City Capital Fund II Coinvestment Fund, L.P.
(9)	Issued in exchange for $33,390,500 of our existing secured debt (including $990,500 of accrued but unpaid interest). Pursuant to a participation agreement and letter agreement, The Bay City Capital Fund III, L.P. transferred 69,953 shares of our Series D convertible, redeemable preferred stock to The Bay City Capital Fund III Coinvestment Fund, L.P.
(10)	Issued in exchange for $23,601,197.25 of our existing secured debt (including $1,101,197.25 of accrued but unpaid interest) and $20,000,002.75 of cash.
(11)	All 750,000 shares of Series B convertible, redeemable preferred stock and 153,420 shares of Series C convertible, redeemable preferred stock are currently held by our wholly owned subsidiary, RP SUB No. 1, as a result of that certain Agreement and Plan of Merger dated April 12, 2004 with Versant Reliant Corporation. See “—Agreement and Plan of Merger with Versant Reliant Corporation.”

Common Stock Issuances

On April 28, 2003, we issued 57,750 restricted Class One Common Units to Ernest Mario, Ph.D., all of which vested on April 28, 2003. On June 25, 2003, we issued an additional 274,968 restricted Class One Common Units to Dr. Mario at a purchase price of $0.01 per unit for aggregate consideration of $2,749.68. Of the 274,968 restricted Class One Common Units issued to Dr. Mario on June 25, 2003, 91,656 vested immediately, 91,656 restricted Class One Common Units vested on April 29, 2004 and 91,656 restricted Class One Common Units vested on April 29, 2005. On December 31, 2003, we issued an additional 137,256 restricted Class One Common Units to Dr. Mario at a purchase price of $0.01 per unit for aggregate consideration of $1,372.56, of which 45,752 restricted Class One Common Units vested on December 31, 2003, 45,752 restricted Class One Common Units vested on April 29, 2004 and 45,752 restricted Class One Common Units vested on April 29, 2005. On June 25, 2003, Dr. Mario transferred 192,478 restricted Class One Common Units to the Mario 2002 Grandchildren’s Trust, 82,490 restricted Class One Common Units to the Mario 2002 Children’s Trust, 19,250 restricted Class One Common Units to the Goffredo 2003 Irrevocable Trust, 19,250 restricted Class One Common Units to the Samantha Cohan 2003 Irrevocable Trust and 19,250 restricted Class One Common Units to the Alexandra Cohan 2003 Irrevocable Trust. All 469,974 restricted Class One Common Units issued to Dr. Mario converted into an equal number of shares of common stock on April 1, 2004 in connection with our conversion from a Delaware limited liability company to a Delaware corporation. On May 1, 2004, Dr. Mario transferred 96,079 restricted Class One Common Units to the Mario 2002 Grandchildren’s Trust pursuant to a restricted stock transfer agreement between Dr. Mario, the Mario 2002 Grandchildren’s Trust and the Company. On May 1, 2004, Dr. Mario transferred 41,177 restricted Class One Common Units to the Mario 2002 Children’s Trust pursuant to a restricted stock transfer agreement between Dr. Mario, the Mario 2002 Grandchildren’s Trust and the Company.

Issuance of Warrants

On December 18, 2001, in connection with the amendment of a secured demand promissory note made by us in favor of PharmBay Investors, L.L.C., which we delivered in connection with a $40,000,000 bridge loan that PharmBay Investors, L.L.C. extended to us on July 30, 2001, and in further consideration for PharmBay Investors, L.L.C.’s willingness to exchange $25,000,000 of the outstanding balance of the prior secured demand promissory note for our Series C preferred units, we issued a warrant to PharmBay Investors, L.L.C., to purchase 416,667 of our Class One Common Units at an exercise price of $0.01 per unit. On April 1, 2004, in connection with our conversion to a Delaware corporation, we issued a replacement warrant to PharmBay Investors, L.L.C. to purchase 416,667 shares of our common stock at an exercise price of $0.01 per share. The replacement warrant was dated effective December 18, 2001.

On December 18, 2001, in connection with the amendment of a secured demand promissory note made by us in favor of The Bay City Capital Fund III, L.P., which we delivered in connection with a $40,000,000 bridge loan that The Bay City Capital Fund III, L.P. extended to us on July 30, 2001, and in further consideration for The Bay City Capital Fund III, L.P.’s willingness to exchange $25,000,000 of the outstanding balance of the prior secured demand promissory note for our Series C preferred units, we issued a warrant to The Bay City Capital Fund III, L.P., to purchase 416,667 of our Class One Common Units at an exercise price of $0.01 per unit. In June of 2002, The Bay City Capital Fund III, L.P. assigned the right to purchase 17,458 of our class one units under the warrant to The Bay City Capital Fund III Coinvestment Fund, L.P. Subsequent to that assignment, at the request of The Bay City Capital Fund III, L.P., and The Bay City Capital Fund III Coinvestment Fund, L.P., we issued a warrant to The Bay City Capital Fund III, L.P. to purchase 399,209 of our Class One Common Units and to The Bay City Capital Fund Coinvestment Fund III, L.P. to purchase 17,458 of our Class One Common Units and canceled the warrant previously issued to The Bay City Capital Fund III, L.P. On April 1, 2004, in connection with our conversion to a Delaware corporation, we issued replacement warrants to The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. to purchase 399,209 and 17,458 shares of our common stock, respectively, at an exercise price of $0.01 per share. The replacement warrants were dated effective December 18, 2001. Each of Dr. Craves and Mr. Hoplamazian serves as a member of the board of managers of the general partner of The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. and as a member of the board of managers of the manager of the general partner.

On September 12, 2003, in connection with a bridge loan extended to us by The Bay City Capital Fund III, L.P. in the amount of $10,000,000 as evidenced by a promissory note made by us in favor of The Bay City Capital Fund III, L.P. dated September 12, 2003, we issued to The Bay City Capital Fund III, L.P. a warrant to purchase 125,000 Class One Common Units. On September 25, 2003 the parties agreed to cancel the warrant in connection with the repayment of the bridge loan. Each of Dr. Craves and Mr. Hoplamazian serves as a member of the board of managers of the general partner of The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. and as a member of the board of managers of the manager of the general partner.

On April 13, 2005, in connection with our third-lien term loan, we issued warrants to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share to the lenders of such indebtedness, including the following directors, executive officers, holders of more than 5% of our capital stock or entities affiliated with them: Ernest Mario, Ph.D., James C. Smith and Norma I. Smith, JTWROS, The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P., The Bay City Capital Fund III Coinvestment Fund, L.P., Craves Family, L.L.C., PharmBay Investors, L.L.C. and P.G. Gigi Trust M. Each warrant also contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of any stock, dividend or split consolidation, reorganization or reclassification. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the Securities and Exchange Commission, as discussed more fully below under “Description of Capital Stock—Registration Rights.” These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants expire on April 13, 2015.

Stock Option Grants

Since January 1, 2002, we have granted options to purchase an aggregate of 1,829,436 shares of common stock, with a weighted-average exercise price of $20.00, to our current executive officers and directors.

Conversion of Shares of Common Stock and Series A Convertible, Redeemable Preferred Stock in Reliant Pharmaceuticals, Inc. to Class One Common Units and Series A Preferred Units in Reliant Pharmaceuticals, LLC

On July 6, 2000, Reliant Pharmaceuticals, Inc. converted into a Delaware limited liability company and changed its name to “Reliant Pharmaceuticals, LLC.” In connection with the conversion to a Delaware limited liability company all of the shares of common stock and Series A convertible, redeemable preferred stock of Reliant Pharmaceuticals, Inc. automatically converted into an equal number of Class One Common Units and Series A convertible, redeemable preferred units.

Conversion of Reliant Pharmaceuticals, LLC Units for Series A Convertible, Redeemable Preferred Stock, Series B Convertible, Redeemable Preferred Stock, Series C Convertible, Redeemable Preferred Stock, Series D Convertible, Redeemable Preferred Stock and Common Stock in Reliant Pharmaceuticals, Inc.

On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, LLC into a Delaware corporation. As a result of the conversion, Reliant Pharmaceuticals, LLC changed its name to “Reliant Pharmaceuticals, Inc.” and all Class One Common Units and Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units automatically converted into an equal number of shares of common stock and convertible, redeemable preferred stock of like class and series. Upon the consummation of this offering, all shares of our convertible, redeemable preferred stock will automatically convert into shares of common stock.

Consulting and Non-Competition Agreements

In July 2000, we entered into a consulting and non-competition agreement with David V. Milligan. Pursuant to the terms of such agreement, Dr. Milligan received payments of $150,000 in 2002, $100,000 in 2003 and $50,000 in 2004 for consulting services performed. This agreement was terminated effective December 31, 2003.

In March 2003, we entered into a consulting agreement with Ernest Mario, Ph.D., our Chief Executive Officer and Chairman of our Board of Directors. Pursuant to the terms of the agreement, Dr. Mario received 57,750 units of our Class One Common Units under the Prior Equity Plan. This agreement expired effective April 28, 2003 and we subsequently entered into an employment agreement with Dr. Mario on April 29, 2003. See “Management—Employment Agreements.”

Agreement and Plan of Merger with Versant Reliant Corporation

On April 12, 2004, pursuant to an agreement and plan of merger, our wholly owned subsidiary, RP SUB No. 1, Inc., merged with and into Versant Reliant Corporation, the surviving corporation in the merger, after which the surviving corporation changed its name to “RP SUB No. 1, Inc.” Prior to the merger, Versant Reliant Corporation held 750,000 shares of our Series B convertible, redeemable preferred stock and 153,420 shares of our Series C convertible, redeemable preferred stock, which shares are now held by RP SUB No. 1, Inc. At the effective time of the merger, each issued and outstanding share of common stock, par value $1.00 per share, of Versant Reliant Corporation (the “Versant Common Stock”), converted into 265.957446808 shares of our Series B convertible, redeemable preferred stock and 54.404255319 shares of our Series C convertible, redeemable preferred stock. At the time of the merger, there were 2,820 issued and outstanding shares of common stock of Versant Reliant Corporation held by four stockholders. As a result, immediately following the merger, holders of certificates previously representing shares of Versant Common Stock exchanged such certificates for certificates representing in the aggregate 749,998 shares of our Series B convertible, redeemable preferred stock and 153,418 shares of our Series C convertible, redeemable preferred stock, plus aggregate cash consideration of $60.00 in lieu of fractional shares. It is intended that the merger qualify for tax-free treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended. Pursuant to Delaware law, all 750,000 shares of our Series B convertible, redeemable preferred stock and 153,420 shares of our Series C convertible, redeemable preferred stock held by our subsidiary, RP SUB No. 1, Inc., are non-voting shares. Immediately prior to the consummation of the offering, we intend to merge RP SUB No. 1, Inc. with and into us, and as a result, all shares of preferred stock held by RP SUB No. 1, Inc. will be cancelled.

Registration Rights Agreement

After this offering, pursuant to the terms of a second amended and restated registration rights agreement, as amended, the holders of shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants will be entitled to request certain registration rights, subject to any lock-up arrangements. See “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our executive officers and a change of control agreement with one of our executive officers. See “Management—Employment Agreements” and “Management—Change of Control Agreements.”

Other Transactions With Our Executive Officers and Directors

In July 2000 we entered into Liquidity Option Agreements with Stefan Aigner, M.D., our Executive Vice President, Business Development, the Craves Family, L.L.C., a limited liability company for which Fred B. Craves, Ph.D., one of our directors, serves as manager, The Mildred Place Trust, a trust for the benefit of one of our directors and members of his family, the David V. Milligan Trust for which David V. Milligan, Ph.D., one of our directors is the trustee, and Milligan Enterprises, LLC for which Dr. Milligan serves as manager. The Liquidity Option Agreements will terminate upon consummation of this offering.

Christopher B. Mario, the son of our Chief Executive Officer and Chairman of the Board of Directors, Ernest Mario, Ph.D., is the manager of Middlemarch, L.L.C. The Mario 2002 Grandchildren’s Trust owns 56.26% and each of Dr. Mario’s three children owns 14.58% of the membership interests in Middlemarch, L.L.C. Pursuant to a Purchase Agreement, dated as of June 25, 2003, we purchased from Middlemarch, L.L.C. an undivided 18.75% interest in a Citation Excel Aircraft for an aggregate purchase price of $1,860,000 through the issuance to Middlemarch, L.L.C. of 93,000 shares of Series C convertible, redeemable preferred stock at a price of $20.00 per share.

Dr. Mario is the non-executive Chairman of the Board of Pharmaceutical Product Development, Inc., parent of PPD Medical Communications. We are a party to various contracts with Pharmaceutical Product Development, Inc. and PPD Medical Communications for various research and regulatory services and in 2003 and 2004 did approximately $100,000 and $628,000, respectively, of business with Pharmaceutical Product Development, Inc. and $250,000 and $488,000, respectively, of business with PPD Medical Communications.

In November 2002 we entered into a Credit Agreement with two holders of more than 5% of our capital stock, The Bay City Capital Fund III, L.P. and PharmBay Investors, L.L.C., and a third lender, Biovail Pharmaceuticals, Inc., that terminated in December 2003. Each of Dr. Craves and Mr. Hoplamazian serves as a member of the board of managers of the general partner of The Bay City Capital Fund III, L.P. and as a member of the board of managers of the manager of the general partner. Dr. Craves and Mr. Hoplamazian disclaim direct beneficial ownership of any of our shares held by The Bay City Capital Fund III, L.P., and in any transactions therein.

Dr. Craves, Vice Chairman of our Board, owned a 22.06% equity interest in Bay City Capital BD, LLC prior to its dissolution effective December 31, 2004. In 2002, we paid $200,000 to Bay City Capital BD, LLC in consulting fees. In addition, Bay City Capital BD, LLC acted as broker in connection with our Series D Preferred Unit financing. In 2003, we paid $5,240,000 to Bay City Capital BD, LLC in connection with such service.

On April 13, 2005, we entered into a $49.625 million third-lien term loan, of which $20 million was funded on the closing date, with lenders, including the following directors, executive officers, holders of more than 5% of our capital stock or entities affiliated with them: Ernest Mario, Ph.D., James C. Smith and Norma I. Smith, JTWROS, The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P., The Bay City Capital Fund III Coinvestment Fund, L.P., Craves Family, L.L.C., PharmBay Investors, L.L.C. and P.G. Gigi Trust M. The outstanding indebtedness under the third-lien term loan accrues interest at a rate per annum equal to 14% and has a maturity date of December 30, 2008. No voluntary or mandatory prepayments are allowed on the third-lien term loan prior to April 13, 2006. In connection with advancing the loans under the third-lien term loan, we also issued warrants to purchase an aggregate of 620,313 shares of our common stock at an exercise price of $20.00 per share to such lenders. Additionally, on the earliest to occur of the consummation of (1) the consummation of a change of control (as defined in the third-lien term loan) and (2) the maturity date of the third-lien term loan, we will issue to the third-lien term loan lenders, pro rata in accordance with their respective commitments, additional warrants to acquire that number of shares of common stock sufficient to generate a compound annual return to such lenders of 19% after taking into account the fixed rate and any applicable call premium and the value of the warrants issued on the closing date of the third-lien term loan; provided that in the event that the number of shares of common stock underlying the closing date warrants plus the additional warrants exceeds 1,100,000, the number of additional warrants shall be automatically reduced to bring the total amount of warrants issued to such lenders to 1,100,000. The additional warrants will be exercisable at any time on or prior to the tenth anniversary of the closing date of the third-lien term loan at a price to be determined by the board of directors at the time of issuance. In addition, to the extent we are permitted to make cash payments to the holders of warrants, the board of directors may, in its discretion, elect to make cash payments to such lenders to provide them with the 19% compound annual return referred to above in lieu of issuing the additional warrants. The warrants expire on April 13, 2015. Following such date, outstanding indebtedness may be prepaid, subject to prepayment premiums. See “Description of Indebtedness—Term Loan Credit Facilities.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of May 1, 2005 for:

•	each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our current executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling stockholder.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to the securities. Except as approved by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are currently exercisable or exercisable within 60 days of May 1, 2005, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage of beneficial ownership before the offering is based on 40,349,225 shares of common stock outstanding, consisting of 4,680,910 shares of common stock outstanding as of May 1, 2005, and 35,668,315 shares issuable upon the conversion of all outstanding shares of convertible, redeemable preferred stock immediately prior to the consummation of this offering. Percentage of beneficial ownership after the offering is based on              shares of common stock outstanding, consisting of 4,680,910 shares of common stock outstanding as of May 1, 2005, 35,668,315 shares issuable upon the conversion of all outstanding shares of convertible, redeemable preferred stock immediately prior to the consummation of this offering, and             shares offered by this prospectus.

Unless otherwise approved, the address of each individual listed below is c/o Reliant Pharmaceuticals, Inc., 110 Allen Road, Liberty Corner, New Jersey 07938.

	Number of Shares		Shares to be Sold in the Offering	Percentage Beneficially Owned
Name of Beneficial Owner				Before Offering	After Offering
5% and Selling Stockholders:
PharmBay Investors, L.L.C.	11,235,990	(1)	—	27.4%
Alkermes, Inc.	5,000,000	(2)		12.4%
Bay City Capital LLC	8,285,175	(3)	—	20.3%

Directors, Named Executive Officers and Current Executive Officers:
Ernest Mario, Ph.D.	869,942	(4)	—	2.1%
Joseph S. Zakrzewski	—		—	*
Robert R. Ferguson III	—		—	*
Stefan Aigner, M.D.	806,045	(5)	—	2.0%
Steven B. Ketchum, Ph.D.	—		—	*
Martin Driscoll	31,250	(6)	—	*
Keith S. Rotenberg, Ph.D.	54,875	(7)	—	*
Joseph J. Krivulka	1,499,443	(8)	—	3.7%
Lawrence A. Gyenes	—	(9)	—	*
Fred B. Craves, Ph.D.	284,251	(10)	—	*
Mark S. Hoplamazian	139,762	(11)	—	*
David V. Milligan, Ph.D.	217,048	(12)	—	*
James C. Smith	162,955	(13)	—	*
Michael B. Solomon	1,912,500	(14)	—	4.7%
August Watanabe, M.D.	35,000	(15)	—	*
All directors and executive officers as a group (15 persons)	6,013,071	(16)		14.61%

*	Less than 1%.
(1)	Includes warrants to purchase 600,642 shares of common stock. The address of PharmBay Investors, L.L.C. is 200 W. Madison Street, Suite 2500, Chicago, IL 60606.
(2)	The address of Alkermes, Inc. is 88 Sidney Street, Cambridge, Massachusetts 02139.
(3)

Bay City Capital LLC is the manager of Bay City Capital Management II LLC and Bay City Capital Management III LLC. Bay City Capital Management II LLC is the general partner of The Bay City Capital Fund II, L.P., which owns of record 4,524,903 shares of common stock of Reliant and warrants to purchase 70,694 shares of common stock, and The Bay City Capital Fund II Coinvestment Fund, L.P., which owns of record 295,555 shares of common stock of Reliant and warrants to purchase 4,623 shares of common stock. Bay City Capital Management III LLC is the general partner of The Bay City Capital Fund III, L.P., which owns of record 2,797,197 shares of common stock of Reliant and warrants to purchase 450,187 shares of common stock of Reliant, and The Bay City Capital Fund III Coinvestment Fund, L.P., which owns of record 122,328 shares of common stock of Reliant and warrants to purchase 19,688 shares of common stock of Reliant. Bay City Capital LLC has sole voting and investment power over the shares held of record by The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. Fred B. Craves, Ph.D., a member of our board of directors, is the chairman of and a manager of Bay City Capital LLC. Dr. Craves also owns 20.0588% of the membership interests in Bay City Capital LLC. Mr. Hoplamazian is also a manager of Bay City Capital LLC. Each of Dr. Craves and Mr. Hoplamazian disclaims beneficial ownership of the shares held by The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. The address of Bay City Capital LLC is 750 Battery Street, San Francisco, CA 94111.

(4)	Represents (i) warrants to purchase 25,000 shares of common stock; (ii) options to purchase 374,968 shares of common stock which are exercisable within 60 days of May 1, 2005; (iii) 288,557 shares held of record by the Mario 2002 Grandchildren’s Trust; (iv) 123,667 shares held of record by the Mario 2002 Children’s Trust; (v) 19,250 shares held of record by the Goffredo 2003 Irrevocable Trust; (vi) 19,250 shares held of record by the Samantha Cohan 2003 Irrevocable Trust; and (vii) 19,250 shares held of record by the Alexandra Cohan 2003 Irrevocable Trust. Dr. Mario is the sole trustee of each of the Mario 2002 Grandchildren’s Trust, Mario 2002 Children’s Trust, Goffredo 2003 Irrevocable Trust, Samantha Cohan 2003 Irrevocable Trust and Alexandra Cohan 2003 Irrevocable Trust and has sole voting and investment power of the shares held by each of these trusts. In addition to the shares listed in the table above, Middlemarch, L.L.C. owns of record 343,000 shares of common stock. The Mario 2002 Grandchildren’s Trust, of which Dr. Mario is sole trustee, owns a majority of the membership interests in Middlemarch, L.L.C. The Mario 2002 Grandchildren’s Trust, however, is not a controlling member of Middlemarch, L.L.C. and therefore, Dr. Mario disclaims beneficial ownership of the shares held of record by Middlemarch, L.L.C.
(5)	Includes options to purchase 41,875 shares of common stock which are exercisable within 60 days of May 1, 2005.
(6)	Represents options to purchase 31,250 shares of common stock which are exercisable within 60 days of May 1, 2005.
(7)	Includes options to purchase 34,875 shares of common stock which are exercisable within 60 days of May 1, 2005. Dr. Rotenberg resigned as our Senior Vice President, Research and Development effective March 31, 2005 and he is no longer an executive officer of Reliant Pharmaceuticals.
(8)	Includes options to purchase 117,500 shares of common stock which are exercisable within 60 days of May 1, 2005. Mr. Krivulka resigned as our President effective November 12, 2004 and is no longer an executive officer of Reliant Pharmaceuticals.
(9)	Mr. Gyenes’ employment with us as Chief Financial Officer expired on July 23, 2004 and he is no longer an executive officer of Reliant Pharmaceuticals.
(10)	Represents 263,751 shares of common stock held of record and warrants to purchase 6,250 shares of common stock owned by the Craves Family, L.L.C., for which Dr. Craves serves as manager and has sole voting and investment power over the shares, and options to purchase 14,250 shares of common stock which are exercisable within 60 days of May 1, 2005.
(11)	Represents (i) 104,262 shares of common stock held of record by the Vince Club Trust, a trust for which Mr. Hoplamazian serves as sole trustee and has sole voting and investment power over the shares, (ii) warrants to purchase 18,750 shares of common stock owned by P. G. Gigi Trust M, a trust for which Mr. Hoplamazian serves as co-trustee, and (iii) options to purchase 16,750 shares of common stock which are exercisable within 60 days of May 1, 2005. Mr. Hoplamazian disclaims beneficial ownership of the shares held by the Vince Club Trust and the warrants held by P. G. Gigi Trust M. Mr. Hoplamazian and members of his immediate family are beneficiaries of The Mildred Place Trust, which owns of record 66,762 shares of our common stock. Mr. Hoplamazian does not possess voting or investment power over these shares.
(12)	Includes (i) 108,523 shares of common stock held of record by Milligan Enterprises, LLC; (ii) 94,275 shares of common stock held of record by the David V. Milligan Trust; and (iii) options to purchase 14,250 shares of common stock exercisable within 60 days of May 1, 2005. Dr. Milligan is the manager of Milligan Enterprises, LLC and is the trustee of the David V. Milligan Trust and has sole voting and investment power over the shares held by each of these entities.

(13)	Represents (i) 121,705 shares of common stock held of record and warrants to purchase 6,250 shares of common stock owned by James C. Smith and Norma I. Smith, JTWROS and (ii) options to purchase 35,000 shares of common stock which are exercisable within 60 days of May 1, 2005.
(14)	Represents (i) 1,875,000 shares of common stock held of record by Invemed Catalyst Fund, L.P. and (ii) options to purchase 37,500 shares of common stock which are exercisable within 60 days of May 1, 2005. Mr. Solomon is the managing member of Gladwyne Catalyst GenPar, LLC, a managing member of Invemed Catalyst GenPar, LLC, the general partner of the Invemed Catalyst Fund, L.P. Mr. Solomon disclaims beneficial ownership of the shares held by Invemed Catalyst Fund, L.P., except to the extent of his pecuniary interest therein.
(15)	Represents options to purchase 35,000 shares of common stock which are exercisable within 60 days of May 1, 2005.
(16)	Includes options to acquire 753,218 shares of common stock and warrants to purchase 56,250 shares of common stock which are exercisable within 60 days of May 1, 2005.

CORPORATE HISTORY AND RESTRUCTURING

On August 31, 1999, Reliant Pharmaceuticals, Inc. was formed as a Delaware corporation under the name of “Bay City Pharmaceuticals, Inc.” On April 17, 2000, Bay City Pharmaceuticals, Inc. changed its name to “Reliant Pharmaceuticals, Inc.” On July 6, 2000, Reliant Pharmaceuticals, Inc. entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, Inc. into a Delaware limited liability company. As a result of the conversion, Reliant Pharmaceuticals, Inc. changed its name to “Reliant Pharmaceuticals, LLC”, and its shares of common stock and convertible, redeemable preferred stock automatically converted into an equal number of common units and preferred units. On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, LLC into a Delaware corporation. As a result of the conversion, Reliant Pharmaceuticals, LLC changed its name to “Reliant Pharmaceuticals, Inc.” and its common units and preferred units automatically converted into an equal number of shares of common stock and convertible, redeemable preferred stock.

DESCRIPTION OF INDEBTEDNESS

The following summary of our indebtedness and the provisions of each debt instrument summarized below, do not purport to be complete and are subject to, and qualified in their entirety by reference to each of the debt instruments, which we have included as exhibits to the registration statement of which this prospectus is a part.

Revolving Credit Facility

On August 19, 2004, we entered into a $25.0 million secured revolving credit facility that matures in August 2007 with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as lender and agent. The credit facility was amended in October 2004 and April 2005. Amounts drawn under the facility are limited to 85% of the amount of eligible accounts receivable minus reserves then reasonably established by Merrill Lynch Capital.

Amounts drawn under the revolving credit facility bear interest at LIBOR plus 3.00%. The facility is secured by liens on existing and future acquired accounts receivable and proceeds thereof. Our domestic restricted subsidiary guarantees the facility. The proceeds of borrowings under the revolving credit facility may be used for any valid corporate purpose.

We are required to pay the following fees under our revolving credit facility: (1) an unused line fee in an amount equal to (a) the revolving loan commitment less the average daily balance of the revolving loan outstandings during the preceding month, multiplied by (b) one half of one percent (0.50%) per annum; (2) a collateral management fee on the first day of each calendar month in the amount of $1,500; and (3) only in the event we permanently prepay the obligations and the commitments are terminated before May 2007, a deferred commitment fee equal to $750,000 during the first 18 months following the closing date and $375,000 during the 19th through the 32nd months following the closing date.

Our revolving credit facility contains a number of negative covenants restricting, among other things, indebtedness, liens, restricted payments (including dividends), mergers and acquisitions, sales and purchases of assets, modifications to material contracts, transactions with affiliates, conduct of business and bank accounts. Our revolving credit facility also contains a financial covenant that requires our average monthly total revenues, calculated on a trailing twelve month basis, to not equal less than $11.6 million per month for a period of three consecutive months.

Our revolving credit facility contains events of default, including the following:

•	failure to make payments when due;

•	defaults under other material agreements or instruments governing indebtedness of certain minimum amounts;

•	loss of material contracts;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	breaches of covenants;

•	bankruptcy and dissolution;

•	judgments and attachments in excess of specified amounts;

•	occurrence of ERISA defaults resulting or expected to result in liability in excess of specified amounts;

•	material qualifications in accountants’ report which would reasonably be expected to have a material adverse effect;

•	impairment of security interests in collateral; and

•	a change of control.

Term Loan Credit Facilities

We entered into three secured term loan credit facilities on April 13, 2005, collectively which allow us to borrow up to $199.625 million from the various lenders thereunder. The following is a summary of the principal terms of the secured term loan credit facilities.

Structure.    The term loan credit facilities consist of (1) a $120.0 million first-lien term loan, with Goldman Sachs Credit Partners L.P. as lender and The Bank of New York acting as administrative and collateral agent for the lenders, (2) a $30.0 million second-lien term loan, with Goldman Sachs Credit Partners L.P. as lender and Silver Point Finance LLC acting as administrative and collateral agent for the lenders, and (3) a $49.625 million third-lien term loan with certain of our existing shareholders, as lenders, certain other lenders and Goldman Sachs Credit Partners L.P. as initial administrative and collateral agent of which $20.0 million was funded on the closing date. The first-lien term loan credit facility contains financial covenants that require us to maintain minimum consolidated total revenues, as defined in the first-lien term loan, measured quarterly, and an inventory ratio, as defined in the first lien credit facility, shipped to total number of doses prescribed. Pursuant to the terms of the third-lien term loan, if our liquidity (as defined in the third-lien term loan) falls below $30.0 million for more than 30 days, we will be required to borrow additional amounts under the third-lien term loan in increments of $5.0 million to meet the liquidity requirements.

Use of Proceeds.    A portion of the $170.0 million in proceeds of the term loan credit facilities funded on April 13, 2005 was used to refinance our prior secured term loan credit facility under which approximately $96.2 million was outstanding as of April 13, 2005 (consisting of principal and accrued interest) and to pay fees and expenses incurred in connection with the term loan credit facilities. The remaining proceeds under the funded and unfunded portions of the term loan credit facilities will be used for general corporate purposes, working capital, permitted acquisitions and fees and expenses related thereto.

Guarantors.    Subject to certain exceptions, each existing and subsequently acquired or organized U.S. subsidiary has or will guarantee the term loan credit facilities.

Security.    The obligations under the term loan credit facilities and the obligations of guarantors under the guarantees are secured by security interests in substantially all of our and substantially all of each guarantor’s assets, subject to intercreditor agreements.

Maturity.    We must repay in full all amounts outstanding under the: (1) first-lien term loan on June 30, 2008, (2) second-lien term loan on September 30, 2008, and (3) third-lien term loan on December 30, 2008. With respect to the first-lien term loan, we are required to make quarterly principal payments of $300,000 beginning on June 30, 2005.

Interest.    All amounts outstanding under: (1) the first-lien term loan will accrue interest, at our option, at either the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 8.50% per annum (subject to adjustment) or the LIBOR plus 9.50% (subject to adjustment) per annum, (2) the second-lien term loan will accrue interest at a fixed rate equal to 17.0% per annum compounded quarterly, and (3) the third-lien term loan will accrue interest at a fixed rate equal to 14.0% per annum compounded quarterly. In connection with advancing the loans under the third-lien term loan, we issued warrants to purchase an aggregate of 620,313 shares of our common stock at an exercise price of $20.00 per share to such lenders. Additionally, on the earliest to occur of (i) the consummation of a change of control (as defined in the third-lien term loan) and (ii) the maturity date of the third-lien term loan, we will issue to the third-lien term loan lenders, pro rata in accordance with their respective commitments, additional warrants to acquire that number of shares of common stock sufficient to generate a compound annual return to such lenders of 19% after taking into account the fixed rate and any applicable call premium and the intrinsic value of the warrants issued on the closing date of the third-lien term loan; provided that in the event that the number of shares of common stock underlying the closing date warrants plus the additional warrants exceeds 1,100,000, the number of additional warrants shall be automatically reduced to bring the total amount of warrants issued to such lenders to 1,100,000. The additional warrants will be exercisable at any time on or before the tenth anniversary of the closing date of the third-lien term loan at a price to be determined by the board of directors at the time of issuance. In addition, to the extent we are permitted under the terms of our credit facilities to make cash payments to the holders of warrants, the board of directors may, in its discretion, elect to make cash payments to such lenders to provide them with the 19% compound annual return referred to above in lieu of issuing the additional warrants.

Interest on overdue amounts under each of the term loan credit facilities following an event of default will accrue at a rate equal to the applicable interest rate on such loans plus an additional 2.0% per annum.

Interest Rate Swaps

Pursuant to the first-lien term loan we are also required, if commercially reasonable, by July 12, 2005, to enter into one or more interest rate swaps or other hedging arrangements so that at least 50% of our aggregate principal amount outstanding under the term loan credit facilities are subject to a fixed interest rate fluctuations.

Optional and Mandatory Prepayments.    No voluntary or mandatory prepayments are allowed on the term loan credit facilities prior to the first anniversary of the closing date. Subject to certain exceptions, no prepayments may be made on the second-lien term loan unless there are no amounts outstanding under the first-lien term loan, and no prepayments may be made on the third-lien term loan unless there are no amounts outstanding on the first and second-lien term loans. Any permitted prepayments on any of the term loan credit facilities made after the first anniversary of the closing date, but on or prior to the second anniversary of the closing date, are to be made at a price equal to 104% of the amounts to be repaid. Any permitted prepayments on any of the term loan credit facilities made after the second anniversary of the closing date, but on or prior to the third anniversary of the closing date, are to be made at a price equal to 102% of the amounts to be repaid. Prepayments on any of the term loan credit facilities after the third anniversary of the closing date through the respective maturity date shall not be subject to any prepayment premium.

We are required to make mandatory prepayments on the term loan credit facilities (subject to the restrictions referenced above and certain exceptions) upon receipt of:

•	net asset sale proceeds in excess of the greater of net proceeds from the sale of Axid OS, if any, or $7.5 million, which are not reinvested in productive assets;

•	net insurance/condemnation proceeds, which are not reinvested in productive assets;

•	cash proceeds from a capital contribution to, or the issuance of any capital stock, except for (a) equity securities issued in an initial public offering (as long as any such proceeds are reinvested in productive assets), (b) capital stock issued in connection with warrants outstanding as of December 31, 2004 or issued to lenders under the third lien term loan, and (c) capital stock or options issued pursuant to any employee stock arrangement, stock option compensation plan, employment agreement or similar such plans (as long as any such proceeds above a certain threshold are reinvested in productive assets);

•	cash proceeds from the issuance of debt; and

•	any consolidated excess cash flow (as defined in the term loan credit facilities) for any fiscal year, provided, that only an amount equal to 50% of such consolidated excess cash flow shall be required to repay borrowings under the term loan credit facilities.

Fees.    We are required to pay the following fees under our term loan credit facilities:

•	first-lien term loan: an annual administrative fee in the amount of $47,000;

•	second-lien term loan: an annual administrative fee in the amount of $40,000; and

•	third-lien term loan: an annual administrative fee in the amount of $40,000.

Financial Covenants.    Our first-lien term loan contains financial covenants that require us to maintain:

•	minimum consolidated total revenues (as defined in the first lien credit facility), measured quarterly; and

•	an inventory ratio, defined as the ratio of total doses (as defined in the first lien credit facility) shipped to total number of doses prescribed.

Each term loan credit facility also contains covenants, including limitations with respect to the following:

•	other indebtedness;

•	liens;

•	investments;

•	guarantees;

•	restricted payments (including dividends and distributions on, and redemptions and refinancings of, capital stock and cash payments on certain other debt (other than scheduled payments));

•	mergers and acquisitions;

•	sales of assets;

•	sales and lease-backs;

•	modifications to material contracts;

•	incurrence of obligations under additional material contracts;

•	formation of subsidiaries;

•	business activities similar or related to those at the closing date;

•	transactions with stockholders and affiliates; and

•	negative pledges.

Special Purpose Subsidiaries.    Under the terms of the first-lien term loan, we are required to establish certain wholly-owned special purpose subsidiaries into which certain of our product-related agreements will be assigned.

Events of Default.    Each of our term loan credit facilities contains events of default, including the following:

•	failure to make payments when due;

•	defaults under other material agreements or instruments governing indebtedness of certain minimum amounts;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	breaches of covenants;

•	bankruptcy and dissolution;

•	judgments and attachments in excess of specified amounts;

•	occurrence of ERISA defaults resulting or expected to result in liability in excess of specified amounts;

•	discontinuation of guarantee by guarantor subsidiaries;

•	impairment of security interests in collateral; and

•	a change of control.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective after the completion of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws and second amended and restated registration rights agreement, which we have included as exhibits to the registration statement of which this prospectus is a part.

After completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              million shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, an aggregate of              shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

Upon completion of this offering, assuming no exercise of any outstanding options or warrants, there will be             shares of common stock outstanding, consisting of:

•	4,680,910 shares of common stock outstanding as of March 31, 2005;

•	35,668,315 shares of common stock issued upon conversion of all outstanding shares of our convertible, redeemable preferred stock; and

•	shares of common stock issued in this offering.

As of May 19, 2005, there were options outstanding to purchase 4,380,023 shares of our common stock and warrants outstanding to purchase 1,453,647 shares of our common stock. We currently have approximately 50 record holders of our common stock.

Voting Rights

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds, subject to limitations under Delaware law and the preferential rights of the holders of any outstanding shares of preferred stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable

All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our convertible, redeemable preferred stock will automatically convert into 35,668,315 shares of common stock.

Following this offering, our board of directors will be authorized, without any further action by our stockholders, but subject to the limitations imposed by the Delaware General Corporation Law, to issue up to              shares of preferred stock in one or more classes or series. Our board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Warrants

As of May 1, 2005, there were warrants outstanding to purchase 833,334 shares of our common stock at an exercise price of $0.01 per share and warrants outstanding to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share. Each warrant also contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of any stock, dividend or split consolidation, reorganization or reclassification. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the Securities and Exchange Commission, as discussed more fully below. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Warrants outstanding to purchase 833,334 shares of our common stock terminate on December 18, 2006 and warrants outstanding to purchase 620,313 shares of our common stock terminate on April 13, 2015.

Additionally, on the earliest to occur of (1) the consummation of a change of control (as defined in the third-lien term loan) and (2) the maturity date of the third-lien term loan, we will issue to the third-lien term loan lenders, pro rata in accordance with their respective commitments, additional warrants to acquire that number of shares of common stock sufficient to generate a compound annual return to such lenders of 19% after taking into account the fixed rate and any applicable call premium and the value of the warrants issued on the closing date; provided that in the event that the number of shares of common stock underlying the closing date warrants plus the additional warrants exceeds 1,100,000, the number of additional warrants shall be automatically reduced to bring the total amount of warrants issued to such lenders to 1,100,000. The additional warrants will be exercisable at any time on or prior to the tenth anniversary of the closing date of the third-lien term loan at a price to be determined by the board of directors at the time of issuance. To the extent we are permitted under our credit facilities to make cash payments to the holders of warrants, the board of directors may, in its discretion, elect to make cash payments to such lenders to provide them with the 19% compound annual return referred to above in lieu of issuing the additional warrants.

Registration Rights

Convertible, redeemable preferred stock and Warrants

Under our second amended and restated registration rights agreement, as amended, following the consummation of this offering, the holders of shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants may request that we use our reasonable best efforts to register their shares, subject to a 180-day lock-up arrangement, with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

Demand Registration Rights

At any time beginning 180 days after the consummation of this offering, the holders of a majority of the common stock issued upon the conversion of our Series A and Series B convertible, redeemable preferred stock and of any of our shares of common stock issuable upon the exercise or exchange of a warrant, taken together, have the right to request that we file up to three registration statements and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

At any time beginning 180 days after the consummation of this offering, the holders of at least forty percent of our common stock issued upon conversion of either the Series C convertible, redeemable preferred stock or Series D convertible, redeemable preferred stock may request that we file up to two registration statements (one reserved for each series), so long as the anticipated aggregate offering price of the common stock issued upon conversion of the Series C convertible, redeemable preferred stock and Series D convertible, redeemable preferred stock is at least $25,000,000 and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

Form S-3 Registration Rights

If we are eligible to file a “short-form” registration statement on Securities and Exchange Commission Form S-3, holders of at least thirty percent of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants then outstanding may request that we file a registration statement on Form S-3, so long as the anticipated aggregate offering price exceeds $2,000,000 and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

Shelf Registration Rights

If we are eligible to file a “short-form” registration statement on Securities and Exchange Commission Form S-3, holders of at least 1,750,000 shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants may request that we file a shelf registration statement pursuant to Rule 415 under the Securities Act. Such registration rights will expire 3 years after the date such shelf registration becomes effective. These registration rights will terminate earlier for a particular stockholder if that holder, following the date the shelf registration becomes effective, beneficially owns less than one percent of our issued and outstanding common stock and such holder may sell its shares without the restrictive legend required under Rule 144 promulgated under Rule 144 of the Securities Act.

“Piggyback” Registration Rights

At any time following this offering, if we register any securities for public sale, we will use our reasonable best efforts to include shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants to which we have received a written request for inclusion.

Expenses of Registration

We will pay all expenses relating to piggyback registrations and all expenses relating to demand registration and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the majority of stockholders initiating these registration rights, subject to limited exceptions.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Authorized but Unissued or Undesignated Capital Stock.    After completion of this offering, our authorized capital stock will consist of              million shares of common stock and              million shares of preferred stock. Immediately following the completion of this offering, an aggregate of              shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Our board of directors will have the ability to issue, without further action by our stockholders, up to              shares of undesignated preferred stock in one or more transactions. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority of our board of directors described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of our company.

Special Meetings of Stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our chief executive officer, a majority of our board of directors or by the holders of a majority of our issued and outstanding shares of capital stock entitled to vote at such meeting. As a result, stockholders must rely on management or the holders of a majority of our capital stock to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders or to nominate candidates for election as directors must provide timely notice of their proposal in writing. To be timely, a stockholders notice must be delivered to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Removal of Directors; Vacancies.    Our amended and restated bylaws provide that directors may be removed, with or without cause, upon by affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting.    Our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our common stock to elect any directors to our board.

Limitations on Liability of Directors.    Delaware law authorizes corporations to limit the personal liability of directors to corporations and stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders for monetary damages for any breach of fiduciary duty as a director.

Indemnification of Directors and Officers.    Subject to certain limitations, our amended and restated bylaws provide that or directors and officers shall be indemnified and provide for the advancement to them of expenses incurred in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by Delaware law. We are also expressly authorized to purchase and maintain directors’ and officers’ insurance providing indemnification for our directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

Amendments to our Amended and Restated Bylaws.    Our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Listing

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “RRX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2005 after giving effect to the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering, and excludes:

•	4,380,023 shares of common stock currently issuable upon exercise of options outstanding at a weighted-average exercise price of $18.42 per share, of which options to purchase 1,557,849 shares were exercisable at a weighted average exercise price of $15.93 per share;

•	833,334 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $0.01 per share, all of which are currently exercisable;

•	620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

•	up to 479,687 additional shares of common stock reserved for future issuance upon exercise of warrants that may be granted in the future to lenders under the third-lien term loan. See “Description of Indebtedness—Term Loan Credit Facilities;”

•	up to 2,393,480 additional shares of common stock reserved for future grants under the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan; and

•	an estimated additional shares of common stock which will be granted upon consummation of this offering to Ernest Mario, Ph.D. pursuant to the Reliant Pharmaceuticals, Inc. Executive Stock Plan in accordance with anti-dilution provisions contained in our employment agreement with Dr. Mario, under which Dr. Mario will be granted additional shares of common stock at a purchase price of $.01 per share so that he will continue to hold 1% of our fully diluted capitalization at all times during his employment with us as Chairman and Chief Executive Officer. See “Management—Employment Agreement” and “Management—Employee Plans—Executive Stock Plan.”

Of the outstanding shares, the                      shares sold in this offering and any shares issued upon exercise of the underwriters’ option to purchase additional shares will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 under the Securities Act of 1933 (“Securities Act”), which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)
After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases, to repurchase by us and volume limitations)
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our “affiliates,” would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided that requirements concerning the availability of public information, manner or sale and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has approved that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

As of May 19, 2005, options to purchase a total of 4,380,023 shares of common stock were outstanding, of which 1,557,849 were vested. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our Incentive Plan and the Prior Equity Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below.

Anti-Dilution Protection

Pursuant to the Executive Stock Plan in accordance with the terms of his employment agreement with us, Dr. Mario has anti-dilution protection such that at all times during his employment with us as chairman and chief executive officer he will be granted additional shares of common stock at a purchase price of $.01 per share so that he will hold 1% of our fully diluted capitalization (as calculated pursuant to the terms of Dr. Mario’s employment agreement). In accordance with these provisions, we will grant to Dr. Mario an estimated                  shares of common stock upon consummation of this offering (assuming the issuance of              shares in this offering). Such shares will be deemed “restricted securities” as defined under Rule 144 and may be sold in the public market only if registered or pursuant to Rule 144 as described above, subject to the lock-up agreements described below. See “Management—Employment Agreement” and “Management—Employee Plans—Executive Stock Plan.”

Lock-Up Agreements

We and our directors, executive officers and holders of substantially all of our common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Registration Rights

Beginning 180 days following the consummation of this offering, the holders of 39,302,978 shares of common stock, including shares issuable upon exercise of certain warrants, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. In addition, to the extent any of the 479,687 additional warrants are granted to the third-lien term loan lenders as described in “Description of Capital Stock—Warrants,” the holders of such warrants will also be entitled to registration rights. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

Any gain to a non-U.S. holder upon the sale or disposition of our common stock also will be subject to U.S. federal income tax if, for such purposes, our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., William Blair & Company, L.L.C. and Lazard Capital Markets LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
Lazard Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Reliant Pharmaceuticals

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our directors, executive officers and holders of substantially all of our common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issues an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to file an application to list the common stock on the New York Stock Exchange under the symbol “RRX.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of this offering in aggregate, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Currently, Goldman Sachs Credit Partners L.P. is a lender under the first-lien term loan. These loans are described in “Description of Indebtedness—Term Loan Credit Facilities.” The Goldman Sachs Group, Inc., an affiliate of Goldman, Sachs & Co., also owns 375,000 shares of our common stock.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain partners of Latham & Watkins LLP own shares of our common stock or are beneficiaries of trusts that own our common stock.

EXPERTS

Our financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of assets and liabilities sold of the Rythmol Product Line of Abbott Laboratories in the United States, its territories and possessions, including Puerto Rico, as of November 30, 2003 and 2002 and the related statements of net sales in excess of direct expenses for the years ended November 30, 2003 and 2002 and the period from March 2, 2001 through November 30, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities Exchange Commission under the Securities Act a registration statement on Form S-1 relating to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement filed with the Commission, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, where the contract, agreement or other document is an exhibit to the registration statement, any statement with respect to such contract, agreement or document is qualified by the provisions of such exhibit. You may examine a copy of the registration statement, including the exhibits, at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain a copy of a portion of the registration statement from the public reference room upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The Commission maintains a website that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission.

Reliant Pharmaceuticals, Inc.

FINANCIAL STATEMENTS

December 31, 2004

and for the three months ended March 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Reliant Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Reliant Pharmaceuticals, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in members’/stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Pharmaceuticals, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

MetroPark, NJ

March 17, 2005,

except for Note 24, as to which the date is

April 13, 2005

Reliant Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In thousands, except for share and unit amounts)

	December 31		March 31
	2003	2004	2005	2005
				Pro forma
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$94,712	$58,348	$29,912	$29,912
Accounts receivable, net of allowance for doubtful accounts of $90 and $309 as of December 31, 2003 and 2004, respectively, and $269 as of March 31, 2005	2,015	18,141	14,650	14,650
Inventory, net of reserves of $5,145 and $14,428 as of December 31, 2003 and 2004, respectively, and $13,655 as of March 31, 2005	9,971	23,334	24,677	24,677
Promotion revenue receivable	21,782	8,478	4,063	4,063
Prepaid expenses and other current assets	6,605	10,609	9,125	9,125

Total current assets	135,085	118,910	82,427	82,427
Fixed assets, net of accumulated depreciation of $1,987 and $3,623 as of December 31, 2003 and 2004, respectively, and $4,028 as of March 31, 2005	6,052	7,975	9,117	9,117
Intangible assets, net of accumulated amortization of $28,430 and $57,710 as of December 31, 2003 and 2004, respectively, and $65,567 as of March 31, 2005	116,477	103,197	95,340	95,340
Other long-term assets	2,009	9,820	9,997	9,997

Total assets	$259,623	$239,902	$196,881	$196,881

Liabilities, convertible, redeemable preferred units/stock and members’/stockholders’ deficit
Current liabilities:
Short-term borrowings	$—	$9,770	$7,239	$7,239
Accounts payable	13,837	22,436	22,837	22,837
Accrued expenses	66,055	42,690	48,618	48,618
Deferred revenue	10,000	10,866	10,707	10,707
Other current liabilities	15,230	10,592	10,874	10,874

Total current liabilities	105,122	96,354	100,275	100,275

Long-term debt	—	93,371	93,575	93,575
Other long-term liabilities	3,812	1,469	1,928	1,928

Reliant Pharmaceuticals, Inc.

Consolidated Balance Sheets—(Continued)

(In thousands, except for share and unit amounts)

	December 31		March 31
	2003	2004	2005	2005
				Pro forma
			(Unaudited)

Commitments and contingencies:
Common units subject to repurchase; 1,650,543 units subject to repurchase at December 31, 2003	83	—	—	—
Common stock subject to repurchase; 1,650,543 and 1,100,362 shares subject to repurchase at December 31, 2004 and March 31, 2005, respectively and no shares subject to repurchase on a pro forma basis at March 31, 2005	—	248	22,007	—

Convertible, redeemable preferred units; $.01 par value:
Series A convertible, redeemable preferred units; 425,000 units issued and outstanding at December 31, 2003 (liquidation preference—$5,813)	5,438	—	—	—
Series B convertible, redeemable preferred units; 13,500,000 units issued and outstanding at December 31, 2003 (liquidation preference—$177,430)	169,052	—	—	—
Series C convertible, redeemable preferred units; 8,057,627 units issued and outstanding at December 31, 2003 (liquidation preference—$190,917)	188,029	—	—	—
Series D convertible, redeemable preferred units; 13,570,192 units issued and outstanding at December 31, 2003 (liquidation preference—$275,959)	270,415	—	—	—

Total convertible, redeemable preferred units	632,934	—	—	—

Convertible, redeemable preferred stock; $.01 par value; 70,000,000 shares authorized:
Series A convertible, redeemable preferred stock; 425,000 shares authorized, issued and outstanding at December 31, 2004 and March 31, 2005 (liquidation preference—$6,457)	—	6,017	6,168	—
Series B convertible, redeemable preferred stock; 14,250,000 shares authorized; 13,499,998 shares issued and outstanding at December 31, 2004 and March 31, 2005 (liquidation preference—$197,100)	—	186,144	195,713	—
Series C convertible, redeemable preferred stock; 8,211,047 shares authorized; 8,057,625 shares issued and outstanding at December 31, 2004 and March 31, 2005 (liquidation preference—$212,082)	—	205,263	209,795	—
Series D convertible, redeemable preferred stock; 19,172,842 shares authorized; 13,685,692 shares issued and outstanding at December 31, 2004 and March 31, 2005 (liquidation preference—$309,057)	—	302,230	309,919	—

Total convertible, redeemable preferred stock	—	699,654	721,595	—

Members’/stockholders’ deficit:
Common units; 3,030,365 units issued and outstanding at December 31, 2003	3,824	—	—	—
Common stock; $.01 par value; 100,000,000 shares authorized; 3,030,365 and 3,580,548 shares issued and outstanding at December 31, 2004 and March 31, 2005, respectively and 40,349,225 shares issued and outstanding on a pro forma basis as of March 31, 2005	—	30	36	403
Additional paid-in capital	—	3,794	3,871	747,106
Deferred compensation	(4)	(1)	—	—
Subscription and loans receivables	(4,221)	(2,304)	(2,005)	(2,005)
Accumulated deficit	(481,927)	(652,713)	(744,401)	(744,401)

Total members’/stockholders’ deficit	(482,328)	(651,194)	(742,499)	1,103

Total liabilities, convertible, redeemable preferred units/stock and members’/stockholders’ deficit	$259,623	$239,902	$196,881	$196,881

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except for share and per share amounts)

	Year ended December 31			Three months ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues:
Net product sales	$105,890	$29,342	$117,224	$33,997	$30,503
Promotion revenues	71,465	142,412	105,108	21,128	10,146

Total revenues	177,355	171,754	222,332	55,125	40,649

Costs and expenses:
Cost of products sold	75,405	18,973	21,369	8,917	7,411
Cost of promotion revenues	104,663	164,268	88,129	24,259	22,191
Sales and marketing	46,149	40,327	113,307	25,775	34,224
General and administrative	19,732	21,189	35,711	7,126	6,253
Amortization of intangible assets	25,526	11,905	29,280	7,238	7,857
Research and development	26,044	18,016	37,728	6,179	6,845

Total costs and expenses	297,519	274,678	325,524	79,494	84,781

Loss from operations	(120,164)	(102,924)	(103,192)	(24,369)	(44,132)

Other expense (income), net	351	(57,769)	27	11	754
Interest expense	1,064	4,963	4,204	—	3,278
Interest income	(860)	(602)	(989)	(239)	(267)

Loss before income tax provision (benefit)	(120,719)	(49,516)	(106,434)	(24,141)	(47,897)
Income tax provision (benefit)	—	305	(267)	106	8

Net loss	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(47,905)

Dividend accretion on preferred stock and common stock subject to repurchase	(31,611)	(38,620)	(64,619)	(14,564)	(43,783)

Net loss applicable to common stockholders	$(152,330)	$(88,441)	$(170,786)	$(38,811)	$(91,688)

Basic and diluted net loss per share					$(28.20)

Weighted average shares outstanding—basic and diluted					3,251,878

Unaudited pro forma basic and diluted net loss per share			$(60.88)

Unaudited pro forma weighted-average shares outstanding— basic and diluted			2,805,405

Unaudited adjusted pro forma basic and diluted net loss per share			$(2.65)		$(1.19)

Unaudited adjusted pro forma weighted-average shares outstanding—basic and diluted			40,094,682		40,210,061

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Changes in Members’/Stockholders’ Deficit

Years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005 (Unaudited)

(in thousands, except for units and shares)

	Common Units		Common Shares		Additional Paid-In Capital	Deferred Compensation	Subscriptions and Loans Receivables	Accumulated Deficit	Members’/ Stockholders’ Deficit
	Units	Amount	Shares	Amount
Balance, January 1, 2002	2,568,816	$3,898	—	$—	$—	$—	$(5,138)	$(241,156)	$(242,396)
Series A, B and C preferred dividends/accretion	—	—	—	—	—	—	—	(31,611)	(31,611)
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(213)	—	(213)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	939	—	939
Forfeiture of employee options	(13,475)	(134)	—	—	—	—	134	—	—
Exercise of employee options	5,125	51	—	—	—	—	(25)	—	26
Net loss	—	—	—	—	—	—	—	(120,719)	(120,719)

Balance, December 31, 2002	2,560,466	3,815	—	—	—	—	(4,303)	(393,486)	(393,974)
Series A, B, C and D preferred dividends/accretion	—	—	—	—	—	—	—	(38,554)	(38,554)
Accretion of common units subject to repurchase	—	—	—	—	—	—	—	(66)	(66)
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(179)	—	(179)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	261	—	261
Issuance of common units	469,974	10	—	—	—	—	(1)	—	9
Forfeiture of employee options	(75)	(1)	—	—	—	—	1	—	—
Deferred unit compensation	—	—	—	—	—	(4)	—	—	(4)
Net loss	—	—	—	—	—	—	—	(49,821)	(49,821)

Balance, December 31, 2003	3,030,365	3,824	—	—	—	(4)	(4,221)	(481,927)	(482,328)
Series A, B, C and D preferred dividends/accretion	—	—	—	—	—	—	—	(64,454)	(64,454)
Accretion of common stock subject to repurchase	—	—	—	—	—	—	—	(165)	(165)
Compensation expense	—	—	—	—	—	3	—	—	3
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(183)	—	(183)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	18	—	18
Reserve for loans receivables	—	—	—	—	—	—	2,082	—	2,082
Conversion from limited liability company to corporation	(3,030,365)	(3,824)	3,030,365	30	3,794	—	—	—	—
Net loss	—	—	—	—	—	—	—	(106,167)	(106,167)

Balance, December 31, 2004	—	—	3,030,365	30	3,794	(1)	(2,304)	(652,713)	(651,194)
Series A, B, C and D preferred dividends/accretion	—	—	—	—	—	—	—	(21,941)	(21,941)
Accretion of common stock subject to repurchase	—	—	—	—	—	—	—	(21,842)	(21,842)
Expiration of common stock repurchase right	—	—	550,181	6	77	—	—	—	83
Exercise of employee options	—	—	2	—	—	—	—	—	—
Compensation expense	—	—	—	—	—	1	—	—	1
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(20)	—	(20)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	270	—	270
Reserve for loans receivables	—	—	—	—	—	—	49	—	49
Net loss	—	—	—	—	—	—	—	(47,905)	(47,905)

Balance, March 31, 2005 (Unaudited)	—	$—	3,580,548	$36	$3,871	$—	$(2,005)	$(744,401)	$(742,499)

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31			Three months ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operating activities
Net loss	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(47,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	25,526	11,905	29,280	7,238	7,857
Amortization of original issue discount—term loan	—	—	271	—	204
Amortization of deferred financing costs	—	—	461	—	342
Amortization of deferred royalty	—	—	128	—	17
Depreciation	632	1,307	1,668	382	496
Axid royalty charge	—	3,250	—	—	—
Interest earned on subscriptions and loans receivables	(213)	(179)	(183)	(42)	(20)
Net provision for doubtful accounts and other receivables	166	55	225	69	21
Provision for loans receivables	—	—	2,082	—	49
Write-off of fixed assets	—	31	1,233	5	—
Compensation charge upon issuance of common stock	—	2	3	2	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	9,544	(1,011)	(16,351)	(17,295)	3,470
Decrease (increase) in inventory	41,329	(6,476)	(13,363)	765	(1,343)
(Increase) decrease in promotion revenue receivable	(11,740)	(5,462)	13,304	6,811	4,415
Decrease (increase) in prepaid expenses and other current assets	14,209	8,897	(3,146)	(761)	1,484
(Increase) decrease in other long-term assets	(12,576)	12,524	23	6	(536)
(Decrease) increase in accounts payable	(50,035)	(2,444)	8,599	76	401
(Decrease) increase in accrued expenses	(44,772)	12,755	(23,865)	(17,796)	5,928
Increase (decrease) in deferred revenue	10,000	—	866	—	(159)
Increase (decrease) in other current liabilities	12,201	2,730	(10,638)	(2,197)	282
Increase (decrease) in other long-term liabilities	24,321	(18,472)	(2,343)	158	459

Net cash used in operating activities	(102,127)	(30,409)	(117,913)	(46,826)	(24,537)

Cash flows from investing activities
Payments for the acquisitions of intangible assets	—	(105,500)	(15,500)	—	—
Capital expenditures	(2,149)	(2,045)	(4,824)	(1,924)	(1,638)

Net cash used in investing activities	(2,149)	(107,545)	(20,324)	(1,924)	(1,638)

Cash flows from financing activities
Net borrowings (repayments) under revolving credit facility	—	—	9,770	—	(2,531)
Proceeds from issuance of term loan, net of original issue discount	—	—	93,100	—	—
Debt issuance costs	—	—	(3,281)	—	—
Proceeds from issuance of long-term debt	60,200	54,800	—	—	—
Repayments of long-term debt	—	(64,366)	—	—	—
Net proceeds from issuance of bridge loans	—	10,000	—	—	—
Proceeds from sale of Series C convertible, redeemable preferred units, net	9,221	—	—	—	—
Proceeds from sale of Series D convertible, redeemable preferred stock, net	—	199,749	2,266	915	—
Repayments of subscriptions and loans receivables, net of repurchases of common stock	939	261	18	2	270
Proceeds from exercise of employee options	26	—	—	—	—
Proceeds from sale of restricted common stock	—	3	—	—	—

Net cash provided by (used in) financing activities	70,386	200,447	101,873	917	(2,261)

Net (decrease) increase in cash and cash equivalents	(33,890)	62,493	(36,364)	(47,833)	(28,436)
Cash and cash equivalents, beginning of year	66,109	32,219	94,712	94,712	58,348

Cash and cash equivalents, end of year	$32,219	$94,712	$58,348	$46,879	$29,912

Supplemental disclosure of cash flow information
Cash paid for interest	$450	$80	$2,639	$—	$2,730

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

1. The Company

Reliant Pharmaceuticals, Inc. (the “Company” or “Reliant”) is a privately owned U.S. based branded pharmaceutical company with integrated sales, marketing and development expertise. The Company focuses on selling promotionally sensitive pharmaceutical products to the high prescribing primary care, cardiovascular and specialist physician markets in the United States. The Company acquires rights to branded pharmaceutical products that typically have regulatory exclusivity or patent protection. The Company enhances the value of its product portfolio by applying highly focused marketing campaigns and by implementing strategies to extend the life cycle of the products it sells. In addition, the Company acquires rights to and develops product candidates in mid-to-late-stage, that typically have FDA granted marketing exclusivity or long-term patent protection.

The Company was originally incorporated in Delaware on August 31, 1999 as Bay City Pharmaceuticals, Inc. On April 17, 2000, the name of the Company was changed from Bay City Pharmaceuticals, Inc. to Reliant Pharmaceuticals, Inc., a Delaware corporation. On July 6, 2000, Reliant Pharmaceuticals, LLC, a Delaware limited liability company, was formed as the successor to Reliant Pharmaceuticals, Inc., and the Company commenced its operating activities. On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant from a Delaware limited liability company into a Delaware corporation. As a result of the conversion, Reliant Pharmaceuticals, LLC changed its name to “Reliant Pharmaceuticals, Inc.,” and its common units and preferred units automatically converted into an equal number of shares of common stock and preferred stock (units are referred to for those transactions occurring prior to the conversion; shares are referred to for those transactions occurring subsequent to the conversion) (see Notes 14 and 15).

The Company was founded by six individuals and Bay City Capital (“BCC”), collectively referred to as the “Founders.” In connection with the formation of the Company, each Founder received a specified Founder’s interest in the Company based on a predetermined percentage of defined contributed equity of $125,000 (the “Predetermined Amount”) of the Company, which occurred in connection with the Series B Financing (see Note 14).

The Company’s business is subject to significant risks including, but not limited to, (i) its ability to obtain funding, (ii) its uncertainty of future profitability, (iii) the risks inherent in its clinical development efforts, (iv) uncertainties associated with obtaining and enforcing its patents, (v) uncertainties associated with utilizing and licensing the patent rights of others, (vi) the lengthy, expensive and uncertain process of seeking regulatory approvals, (vii) uncertainties regarding government reforms and product pricing and reimbursement levels, (viii) technological change and competition, (ix) manufacturing uncertainties, (x) dependence on collaborative partners and other third-parties and (xi) concentration of revenue sources within a small number of products.

2. Significant Accounting Policies

Interim Financial Statements

The financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and the results of operations and cash flows for the three months ended March 31, 2004 and 2005 have been made.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Principles of Consolidation

These consolidated financial statements include the accounts of Reliant and its wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates and assumptions by management affect: the Company’s allowance for doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets (including intangible assets), the amortization period of long-lived assets, the capitalization and amortization of software development costs, the carrying value of deferred tax assets and certain accrued expenses, including Medicaid, managed care and other commercial contractual program rebates, returns, chargebacks, coupons, discounts and allowances. The Company is not aware of reasonably likely events or circumstances which, if they were to occur, would result in different amounts being reported which would have a material impact on its financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (together, “SAB 101”) and Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”). SAB 101 provides that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. SFAS 48 provides that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer and (6) the amount of future returns can be reasonably estimated. The Company generally recognizes revenue at the time products are shipped to the customer. In the case of shipments made to wholesalers that do not meet the revenue recognition criteria of SFAS 48 and SAB 101, the Company does not recognize revenue upon shipment of product. For these product sales, the Company invoices the wholesaler and records deferred revenue at gross invoice sales price. The Company recognizes the deferred revenue (net of discounts, rebates, sales allowances and accruals for returns) when the inventory is utilized by the end-user, as quantified using data from third-party information sources. The Company continues to recognize revenue on these shipments on this basis until such time as all of the revenue recognition criteria of SFAS 48 and SAB 101 are met. The Company did not record deferred product revenue until the year ended December 31, 2004. Such deferred product revenue related to one product, Axid® OS. As of December 31, 2004 and March 31, 2005, deferred product revenue for Axid® OS was $866 and $458, respectively.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Promotion revenues, which are based on sales reported by third-parties, are recognized by the Company once contractual sales performance measures have been met (see Note 3).

Accruals for Rebates, Returns, Chargebacks and Coupons

The Company accrues for rebates, returns and chargebacks in the same period the related sale is recognized and, in the case of coupons, when the coupons are issued. The accruals reduce revenues and are included in accrued expenses or contra-accounts receivable in the case of chargebacks. Accrued rebates include amounts due under Medicaid, managed care and other commercial contractual programs. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. With respect to accruals for estimated Medicaid and managed care rebates, the Company evaluates its historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. At the time of rebate payments, which generally occur after the related sales, the Company records a reduction to accrued expenses and, at the end of each quarter, adjusts accrued expenses for any differences between estimated and actual payments. Medicaid pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time. Returns are accrued based on historical experience, projected future prescriptions of the products and the amount and expiry of inventory estimated to be in the distribution channel. Chargeback accruals are based on an estimate of claims not yet submitted by customers, using historical experience. Coupons are accrued based on historical redemption rates for similar programs. In all cases, judgment is required in estimating these reserves, and actual claims for rebates, returns and chargebacks could be materially different from the estimates.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. These costs are included as cost of promotion revenues or sales and marketing expense, as appropriate. Advertising costs for the years ended December 31, 2002, 2003 and 2004 were $5,515, $821 and $244, respectively. The Company did not incur any advertising costs during the three months ended March 31, 2004. For the three months ended March 31, 2005, advertising costs were $44.

Research and Development Costs

Research and development costs are expensed as incurred. Upfront and milestone payments made to third-parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory product approval. Payments made to third-parties subsequent to regulatory product approval are capitalized and amortized over the remaining useful life of the asset. These amounts are included in intangible assets.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market value. The Company’s cash and cash equivalents are placed with large financial institutions, which limits the amount of credit exposure.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Accounts Receivable

The Company records its allowance for doubtful accounts by applying historical collection percentages to its aged accounts receivable balances. The Company ages its accounts receivable based on its terms of sales. Historically, bad debts have been minimal.

Inventory

Inventory is valued at the lower of first-in, first-out (“FIFO”) cost or market. Management estimates the market value or net sales value based on current realization trends. If, on a product basis, the projected net realizable value is less than cost, a provision is made to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time the goods are actually sold.

The Company considers projected demand for its products and product expiry dates in calculating the amount of its inventory reserves. Product demand is projected by estimating future prescriptions based on current and historical trends, market conditions, competitive products and other relevant information.

Volume-based purchase price adjustments were recorded as contra-inventory and recognized as a reduction to cost of product sales in the period the product was sold.

Product Samples

Product samples held for distribution to third-parties are included within prepaid expenses and other current assets. Product sample costs are charged to sales and marketing expense in the accompanying consolidated statements of operations upon distribution to a third party. The Company records allowances for samples which are not expected to be utilized by the end consumer.

Fixed Assets

Fixed assets are carried at historical cost. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation is provided over the estimated useful lives of the assets using the straight-line method for financial statement purposes and accelerated methods for tax purposes. The estimated useful lives range from three to seven years for computer, office and distribution equipment, furniture and fixtures, aircraft interest, vehicles and machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from three to five years.

In the event that facts and circumstances indicate that the carrying amount of fixed assets may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

flows associated with the asset compared to the asset’s carrying amount to determine if a write-down is required. To the extent such projection indicates that the undiscounted cash flows are not expected to be adequate to recover the carrying amount, the asset is written down to its fair value.

Deferred Financing Costs

Costs incurred in securing the Company’s $95 million term loan and the Company’s $25 million revolving credit facility (see Notes 11 and 24(b)) have been recorded as deferred financing costs and are included within the balance of other assets in the accompanying consolidated balance sheets. Such amounts are being amortized using the straight-line method, which approximates the effective interest method, over the terms of the related financing. The amortization of deferred financing costs is included in interest expense in the accompanying consolidated statements of operations.

Intangible Assets

Acquired intangible assets, which consist of product licenses and patents, are recorded at either cost or the net present value of the payments. These intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from three to seven years.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company first considers whether indicators of impairment of long-lived assets are present. If indicators of impairment are present, the Company determines whether the sum of the expected undiscounted future cash flows is less than the assets’ carrying value. If the sum of the expected undiscounted future cash flows is less than the assets’ carrying value, an impairment loss would be recognized based on the excess of the carrying amount of the assets over their respective fair values.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company maintains cash balances and cash equivalents in financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits. As of December 31, 2003 and 2004 and March 31, 2005, the Company had not experienced any losses on its cash and cash equivalents.

A significant portion of the Company’s sales are to wholesalers in the pharmaceutical industry. The Company monitors the creditworthiness of customers to whom it grants credit terms and has not experienced significant credit losses. The Company does not normally require collateral or any other security to support credit sales.

The Company’s top three wholesalers accounted for 71%, 70%, 74%, 76% and 77% of gross product sales for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively, and 90%, 76% and 74% of the gross accounts receivable balance at December 31, 2003 and 2004 and March 31, 2005, respectively. The Company’s largest customer accounted for 33%, 26%, 31%, 38% and 44% of gross product sales for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively, and 20%, 12% and 23% of the gross accounts receivable balance as of December 31, 2003 and 2004 and March 31, 2005, respectively.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Stock-Based Compensation

The Company grants stock options to its employees under an Equity Incentive Plan (the “Equity Incentive Plan”). The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations including SFAS Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25. Accordingly, compensation expense is recorded on the date of grant of an option to an employee or member of the Board of Directors only if the market price of the underlying stock on the date of grant exceeds the exercise price. During the three years ended December 31, 2004 and the three months ended March 31, 2004 and 2005, the Company has not recognized any compensation expense for the options granted to employees, because the exercise price of these options has not been less than the fair market value of the underlying stock on the date of grant.

The following table illustrates the effect on net loss if the compensation cost for the Company’s stock option grants had been determined based on the fair value at the grant dates for awards consistent with the fair value method of SFAS 123:

	Year ended December 31			Three months ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Net loss as reported	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(47,905)
Add: Total stock-based employee compensation expense determined under fair value based method for options	—	—	—	—	(675)
Deduct: Stock-based compensation expense included in reported net income	—	—	—	—	—

Pro forma net loss	$(120,719)	$(49,821)	$(106,167)	$(24,247)	$(48,580)

The pro forma effect on the net loss for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 is not necessarily indicative of the pro forma effect on future years’ operating results.

The fair value of stock options was estimated using the Minimum Value Method. The Minimum Value Method considers a number of variables, including the exercise price and the expected life of the option, the current price of the common stock, the expected dividend yield of the underlying common stock and the risk-free interest rate during the expected term of the option. The following table summarizes the weighted average assumptions used:

	Year ended December 31			Three months ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Expected life (in years)	5.8	5.9	4.9	5.7	5.4
Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.4%	3.8%	3.9%	3.3%	4.3%

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Changes in the assumptions used could have a material effect upon the pro forma results.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and long-term debt approximate fair market value.

Income Taxes

In 2002 and for the period from January 1, 2003 to June 28, 2003, the Company elected to be treated as a partnership for income tax purposes. Federal and state income tax regulations provide that the profit and loss of a limited liability company that has elected to be treated as a partnership for tax purposes, be allocated and reported on the tax return of each member. Accordingly, for the year ended December 31, 2002 and for the period January 1, 2003 to June 28, 2003, no federal or state taxes have been provided for in the accompanying consolidated financial statements.

On October 27, 2003, the Internal Revenue Service approved the Company’s election to be taxed as a corporation for federal income tax purposes, effective June 29, 2003. For the period from June 29, 2003 to December 31, 2003, for the year ended December 31, 2004 and for the three months ended March 31, 2004 and 2005, income taxes were accounted for using the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income or expense in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts expected to be realized.

Unaudited Pro Forma and Adjusted Pro Forma Information

The unaudited pro forma balance sheet at March 31, 2005 reflects the automatic conversion of all of the Company’s convertible, redeemable preferred stock into an aggregate of 35,668,315 shares of common stock and the reclassification of all of the Company’s shares of common stock subject to repurchase as 1,100,362 shares of common stock, which will occur upon the completion of the Company’s initial public offering. (See Note 24).

On April 1, 2004, the Company converted from a Delaware limited liability company to a Delaware corporation. Accordingly, the unaudited pro forma net loss per share for 2004 is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the conversion of all outstanding common units into shares of common stock on a one-for-one basis as if the conversion had taken place on January 1, 2004.

The unaudited adjusted pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including (i) the pro forma effects of the automatic conversion of all outstanding convertible, redeemable preferred stock into 35,668,315 shares of the Company’s

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

-common stock for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, effective upon the assumed closing of the Company’s proposed initial public offering, as if such conversion had occurred at the date of the original issuance; and (ii) the reclassification of all of the shares of common stock subject to repurchase, which repurchase obligation will terminate upon the closing of the Company’s proposed initial public offering, as common stock as if the repurchase obligation with respect to those shares had terminated as of January 1, 2004. (See Note 24).

In calculating the pro forma basic and diluted loss per share data, the net loss was further increased by the Series A, B, C and D preferred dividend accretion to arrive at the net loss applicable to common stockholders.

Net loss Per Share

The pro forma basic and diluted net loss per common share for the year ended December 31, 2004 and the basic and diluted net loss per common share for the three months ended March 31, 2005 are computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding. The effect of 3,028,711 and 4,192,161 stock options outstanding as of December 31, 2004 and March 31, 2005, respectively, and the effect of 833,334 warrants outstanding as of December 31, 2004 and March 31, 2005 have been excluded from earnings per share as the impact of including such shares in the computation would be anti-dilutive.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options or other equity instruments or by incurring liabilities to an employee or other supplier in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective for annual periods beginning after June 15, 2005 for public companies and for all interim or annual periods beginning after December 15, 2005 for non-public companies. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(B) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and it replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs: an Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). This Statement is effective for inventory costs incurred during annual

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

periods beginning after June 15, 2005. SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be treated as current-period costs. In addition, SFAS 151 states that a facility’s fixed production overhead costs should be allocated to inventory based on the normal capacity of the production facilities. The adoption of SFAS 151 is not expected to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Product Licenses/Promotion Agreements

DynaCirc®

In July 2000, the Company entered into an agreement with Novartis Pharmaceuticals Corporation, an indirect subsidiary of Novartis AG (collectively “Novartis”), to acquire an exclusive U.S. license through December 2002 to use, market, promote, sell, distribute and warehouse the DynaCirc® brands of anti-hypertensive agents for $47,600. Under this agreement, the Company was required to purchase, at predetermined prices, all of its requirements for DynaCirc® brand products and product samples from Novartis during the license term. The Company earned volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases. The Company capitalized the present value of the license payments as an intangible asset that was amortized over the life of the license (2.5 years) through December 31, 2002.

In July 2000, the Company was also granted an exclusive, irrevocable option to purchase all of the United States assets related to the DynaCirc® brands for $12,500 prior to December 2002. In December 2002, the Company gave written notice of its exercise of this option conditional upon Novartis delivering to Reliant certain contractually-specified certifications. In 2003, Novartis delivered these certifications and Reliant paid Novartis $12,500. Reliant recorded this payment as an intangible asset, allocating the value to the DynaCirc CR® patents. Reliant began amortizing the patents through July 2007, the remaining life of a certain DynaCirc® CR formulation patent (see Note 7). DynaCirc® is a registered trademark of the Company in the U.S.

Axid®

In October 2000, the Company entered into an agreement with Eli Lilly and Company (“Lilly”) to acquire certain patent rights, trademarks and copyrights (by way of a license and/or assignment) for $20,000 for the antiulcer agent Axid®. Axid® is a registered trademark of the Company in the U.S. The Company capitalized the above license payment as an intangible asset, which was amortized through April 2002, the remaining life of the underlying patent.

Prior to patent expiry in April 2002, the Company filed an application for pediatric exclusivity, which, if granted by the FDA, would have provided an additional six months of marketing exclusivity for the product. The request for pediatric exclusivity was denied by the FDA on July 3, 2002. As a result, Axid® net product sales declined from $201,956 in 2001 to $64,677 in 2002 and were not significant in 2003 or 2004 or the three months ended March 31, 2004 and 2005.

In January 2003 and September 2004, Reliant and Lilly agreed to certain modifications of the then existing Axid® agreements. For Reliant, these modifications resulted in the following:

(i) a purchase commitment for an additional $10,300 of Axid® trade product;

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

(ii) extended payment terms on the purchase of $26,557 of trade product through December 15, 2004 ($16,257 was accrued as of December 31, 2002 and the remaining $10,300 was the new inventory purchase commitment);

(iii) the acquisition of the NDA for Axid®;

(iv) a reduction in the royalty rate on the first $100,000 in cumulative net sales of Axid® new formulations;

(v) an additional guaranteed royalty of $3,250 in respect of Axid® new formulations;

(vi) the purchase of 5,850 kg’s of bulk nizatidine for an additional payment of $250;

(vii) the elimination of the royalty on net sales of Axid® OS for $6,000 to be paid on or before June 30, 2005;

(viii) Lilly’s agreement to provide the support and assistance necessary to facilitate a manufacturing site transfer for Axid® and in consideration for the manufacturing site transfer, Reliant shall not be required to pay a royalty on the first $4,000 of net sales of Axid® manufactured by or on behalf of Reliant; and

(ix) allowing the Company to produce a generic version of Axid® for which the Company would be required, on a quarterly basis, to pay Lilly a royalty on the net sales of such product. The Company does not currently produce or sell a generic version of Axid®.

In January 2003, the Company recorded a charge of $3,250 to other (income) expense for the additional guaranteed royalty in (v) above (see Note 12) and a charge to cost of products sold for the portion of the inventory purchase commitments in (i) above for which there was no projected demand. During 2003, the Company paid Lilly $14,558 for inventory, reducing the total commitment to $11,999 as of December 31, 2003. The Company included this amount in other current liabilities as of December 31, 2003 (see Note 10). The offsetting inventory receivable, included in prepaid expenses and other current assets at December 31, 2003, was fully reserved.

In September 2004, the Company made the payments for the remaining trade product required to be purchased pursuant to (i) and (ii) above and for the additional guaranteed royalty and bulk nizatidine inventory in (v) and (vi) above. Upon making such payments, the Company relieved the liabilities that were previously recorded with respect to the payments described in (i), (ii) and (v) and recorded inventory with respect to the payment in (vi).

Additionally, in September 2004, the Company recorded a prepaid royalty and corresponding accrued expense for the payment required to be made on June 30, 2005 described in (vii) above. Such prepaid royalty is being expensed to cost of goods sold using an effective royalty rate over a period of 4 years, which is the estimated remaining economic life of Axid® OS.

Through December 31, 2003, the Company projected future prescriptions of Axid® based upon the actual erosion rates of a product in the same market that lost marketing exclusivity in 2001. Based upon these projections, the Company’s product return reserve for Axid® was $21,559 as of December 31, 2003.

The product return reserve for Axid was $4,056 as of December 31, 2004. The decrease in the product return reserve in 2004 is due to $21,934 of credits issued to customers for product returns in

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

2004, partially offset by additional charges of $4,522. Such charges were related to the recording of a full product return reserve for Axid® shipments during 2004 as well as additional projected returns due to higher inventory levels in the distribution channel than originally estimated. As of March 31, 2005, this reserve further declined to $4,034, due primarily to $1,115 of credits issued to customers for product returns during the three months ended March 31, 2005, partially offset by additional charges of $1,100 representing a full product return reserve for all Axid® shipments during the three months ended March 31, 2005.

After applying estimated prescription demand to the product in the distribution channel, the Company then applies the remaining estimated prescription demand to the product in inventory. This resulted in an inventory reserve for Axid® of $3,740, $13,275 and $12,596 as of December 31, 2003 and 2004 and March 31, 2005, respectively. Based on the absence of sufficient estimated demand, the Company is currently recording a 100% inventory reserve for all finished Axid® product.

Lescol® (See also Note 24 (a))

In November 2000, the Company entered into a promotion agreement with Novartis to acquire the U.S. marketing rights through December 2005 for the Lescol® and Lescol® XL cholesterol-controlling agents for $40,000. Lescol® is a registered trademark of Novartis. The Company capitalized the present value of the license payments of $39,407 as an intangible asset that is being amortized over the initial five-year term of the promotion agreement (see Note 7). Under this agreement through December 31, 2005, the Company is entitled to receive a substantial percentage of Lescol® and Lescol® XL net sales recorded by Novartis over and above a contractually specified minimum level of sales. Of the promotion revenues received under the terms of this agreement, $10,000 was deferred and the remainder was included in promotion revenues. The deferred amounts will be recognized upon contract termination, subject to the achievement of certain sales minimums. As of December 31, 2003 and 2004 and March 31, 2005, the Company had amounts due from Novartis of $21,782, $8,478 and $4,063, respectively, for revenue earned under this agreement. These amounts are included in promotional revenue receivable. As of December 31, 2003 and 2004 and March 31, 2005, deferred promotion revenues were $10,000. Promotion revenues earned under this agreement amounted to $68,007, $121,513, and $105,108 for the years ended December 31, 2002, 2003 and 2004, respectively. For the three months ended March 31, 2004 and 2005, the Company recognized promotion revenues under this agreement of $21,128 and $10,146, respectively.

The Company is required to provide promotional, selling and marketing support over the period of the agreement (see Note 13). Direct costs associated with the promotion of the Lescol® brands are expensed as incurred and are included in the cost of promotion revenues.

AntaraTM

In May 2001, the Company obtained an exclusive license from Ethypharm, SA (“Ethypharm”) to market, sell and distribute Ethypharm’s proprietary micronized fenofibrate product now known as AntaraTM for the treatment of hypercholesterolemia and hypertriglyceridemicia in the U.S., Canada and Mexico. AntaraTM is a trademark of the Company in the U.S. The Company is responsible for all clinical development and regulatory activities in the identified markets. The initial term of the agreement is fifteen years from the first commercial sale of the product in the U.S. with automatic two-year renewals if notice of termination is not received from either party. Product for use in clinical development

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

programs, as well as eventual commercial sales, is required to be purchased at predetermined prices from Ethypharm during the license term. The Company is required to make certain payments to Ethypharm based on the achievement of predetermined milestones and to pay a royalty on all future net sales of this product. In 2002, the Company paid $500 in license and milestone payments, which were expensed as incurred and included as research and development expenses.

On November 30, 2004, the FDA approved AntaraTM for the treatment of hypercholesterolemia and hypertriglyceridemicia. As a result of the FDA approval of AntaraTM, the Company made a $500 milestone payment in December 2004. The Company also accrued an additional $500 license fee payment which is contractually required to be paid by the Company in 2005. The Company has capitalized these payments as intangible assets that are being amortized over their estimated useful lives of 3 years. In the first quarter of 2005, the Company commenced marketing and distribution of AntaraTM.

Cipher Fenofibrate

In January 2004, the Company entered into an exclusive distribution and supply agreement with Cipher Pharmaceuticals LTD (“Cipher”), a Barbados corporation, to market and distribute its fenofibrate product (the “Cipher Fenofibrate”) in the United States, Canada and Mexico. The Company was required to make payments of up to $6,000 to Cipher based on the achievement of certain predetermined milestones. In 2004 and the three months ended March 31, 2005, no milestones were achieved and, accordingly, no amounts were accrued or paid.

On February 25, 2005, Cipher notified the Company of its intent to terminate the distribution and supply agreement. As a result of the termination, the Company is required to pay Cipher a termination fee not to exceed $1,000. During the three months ended March 31, 2005, the Company accrued $779, which represents the Company’s best estimate of amounts owed by the Company to Cipher as a result of such termination. Such amount is reflected within accrued expenses and other expense in the accompanying financial statements.

RP-606

In February 2002, Reliant entered into a license agreement with Medivir AB, a pharmaceutical research company with operations in Huddinge, Sweden and Cambridge, England. Pursuant to that agreement, Reliant acquired the rights to develop, market and distribute RP-606 (then known as MIV-606) in the U.S. and Canada. RP-606 is a broad spectrum, oral antiviral that is being developed for the treatment of herpes zoster (shingles). Under the terms of the agreement, Reliant is responsible for financing and conducting clinical studies, applying for regulatory approval and, in the event approval is granted, marketing the product in the U.S. and Canada. Medivir has retained marketing rights to the product in Denmark, Finland, Iceland, Norway and Sweden. Reliant and Medivir share the right to license and receive certain fees and royalties for the product in countries other than those in which Reliant or Medivir maintain exclusive rights. The term of the agreement is the longest of ten years following the first commercial sale of the product, the expiration of Medivir’s RP-606 patent in 2017, or the loss of marketing exclusivity. Reliant is required to make payments to Medivir (i) upon the achievement of certain predetermined milestones, (ii) for license fees in the amount of $5,000 and (iii) for a royalty on future net sales of the product in the U.S. and Canada during the term of this agreement. In 2002, Reliant paid $5,000 in license fees, which was expensed as incurred and included

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

in research and development expenses. In 2003, 2004 and the three months ended March 31, 2005, no milestones were achieved and, accordingly, no amounts related to milestones were accrued or paid.

Biovail Co-Promotion

On November 13, 2002, Reliant entered into a co-promotion agreement with Biovail Pharmaceuticals, Inc. (“Biovail”) to co-promote certain Biovail products through December 31, 2005.

Effective October 1, 2002, Biovail began paying to Reliant royalties on the quarterly net sales of these products as compensation for Reliant’s co-promotion activities. Such royalties amounted to $3,458 and $20,899 for the years ended December 31, 2002 and 2003, respectively. Such amounts are included in promotion revenues in the accompanying consolidated statements of operations. Reliant’s direct costs associated with the promotion of the Biovail products were expensed as incurred and have been included in the cost of promotion revenues. Such costs amounted to $8,066 and $69,332 for the years ended December 31, 2002 and 2003, respectively.

Effective December 31, 2003, Biovail and Reliant agreed to terminate the co-promotion agreement. As a result of the termination of the co-promotion agreement, Biovail paid Reliant a termination fee of $61,019 as well as estimated royalties outstanding of $3,151. The termination fee was included in other (income) expense, net while the royalties were included in promotion revenues for the year ended December 31, 2003.

InnoPran XL®

In January 2000, the Company entered into a development, license and supply agreement with Eurand using Eurand’s proprietary Diffucaps® technology to develop an extended-release formulation of propranolol hydrochloride for the treatment of hypertension. In March 2003, the FDA approved InnoPran XL® (propranolol hydrochloride) with 3 years of marketing exclusivity. Reliant began shipping InnoPran XL® in April 2003. InnoPran XL® is a registered trademark of Reliant in the U.S.

Based on projected future prescriptions and the volume of short-dated product in the distribution channel and inventory, the Company recorded charges for product returns of $8,504 and $106 for the years ended December 31, 2003 and 2004, respectively. Additionally, provisions for inventory obsolescence of $1,060 and $1,105 were recorded in 2003 and 2004, respectively.

Pursuant to the agreement with Eurand and assuming Reliant continued its exclusivity with Eurand, the Company had minimum royalty commitments totaling $100,919 through 2013 for its InnoPran XL® product. In April 2004, the Company notified Eurand of its intent not to make these minimum royalty payments, thereby relinquishing its contractual rights for marketing exclusivity under the agreement with Eurand.

Rythmol®

Effective December 3, 2003, the Company acquired the exclusive U.S. rights to market, sell and distribute the Rythmol® (propafenone HCI) product family from Abbott Laboratories (“Abbott”) for $93,000. The Company allocated the purchase price to the patents and is amortizing it over the

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

estimated useful life of 5 years for the Rythmol® brands (see Note 7). Under the agreement the Company is required to purchase all of its requirements of Rythmol brand products and product samples from Abbott at certain agreed upon prices during the initial term, which expires on December 31, 2008. Management believes that these prices represent market prices for the trade and sample product. Under certain circumstances the initial term can be extended for an additional two-year period.

On December 3, 2003, the Company entered into a trademark sublicense agreement with Abbott, which gives the Company the exclusive rights to use the Rythmol® trademarks in connection with the sales, marketing and distribution of the Rythmol® brands in the U.S. through December 31, 2020. In consideration for these rights and licenses, Reliant is required to pay Abbott a royalty on net sales of the Rythmol® brands in the U.S. In addition, through 2010, provided worldwide sales of the Rythmol® brands exceed certain annual thresholds, Reliant is required to pay Abbott a proportionate share of an additional royalty (the “Additional Royalty”). The Additional Royalty is capped at 5% of worldwide sales over certain thresholds. In addition, provided the worldwide sales of the Rythmol® brands exceed certain thresholds for the five calendar years from 2006 through and including 2010, Reliant will be required to pay Abbott a bonus payment (the “Bonus Payment”). The Bonus Payment will be based on multiplying the U.S. proportionate share of the worldwide sales of the Rythmol® brands by 5,112,919 Euros (approximately $6,602 at March 31, 2005).

The following unaudited pro forma summary presents the financial information as if the acquisition of the exclusive U.S. rights to market, sell and distribute the Rythmol® product family had occurred as of January 1, 2002. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2002, nor are they indicative of future results.

	Year ended December 31
	2002	2003
	(Unaudited)
Net revenues	$207,196	$193,389
Net loss	(117,610)	(50,067)

Omacor®

In August 2004, the Company entered into a license and supply agreement with Pronova Biocare a.s. of Lysaker, Norway (“Pronova”) to market, sell and distribute Omacor®, Pronova’s proprietary product for the treatment of hypertriglyceridemia, in the U.S. and Puerto Rico. The term of the agreement is the longest of (i) 15 years after the date of the first commercial sale of Omacor® in the U.S., (ii) the commercial introduction of a therapeutically equivalent drug product to Omacor in the U.S., or (iii) the expiration of the last to expire of the Omacor® related patents. Subsequent to the commercial launch of Omacor®, the Company is required to purchase certain minimum quantities of trade product at predetermined prices from Pronova during each year of the license term (see Note 13). The Company is also required to make certain payments to Pronova based on the achievement of predetermined milestones and to pay a royalty on all future sales of the product. In September 2004, the Company paid a $10,000 license payment which was expensed as incurred since FDA approval of the product had not yet been obtained. Such amount is included in research and development expense in the accompanying consolidated statements of operations.

On November 10, 2004 the FDA approved Omacor® for certain indications.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

On November 19, 2004, the Company and Pronova agreed to amend the original license and supply agreement to (i) modify the timing of certain milestone payments, (ii) provide for a 50% reimbursement by Pronova of all pre-marketing development costs to be paid by Reliant (up to a maximum reimbursement of $7,500) in order for Reliant to obtain FDA approval of Omacor in additional indications and (iii) reduce the minimum purchase commitments of Reliant until the approval of Omacor for use in additional indications is received.

As a result of the FDA approval, the Company made a $15,000 milestone payment to Pronova in December 2004. The Company has capitalized this license payment as an intangible asset that is being amortized over its estimated useful life of 7 years.

In addition to the payments noted above, the Company is contractually obligated to make certain additional payments including milestone payments, minimum purchase commitments and royalties. As of December 31, 2004 and March 31, 2005, no additional milestones have been achieved and, accordingly, no additional amounts have been accrued or paid.

Propranolol LA

In June 2000, the Company entered into a development, license and supply agreement with Eurand, a Nevada corporation, for the development of a modified release Propranolol formulation (“Prop LA”). Prop LA is a generic equivalent form of a branded sustained release beta blocker, approved for the treatment of high blood pressure, angina and migraines. Pursuant to the agreement, Reliant acquired a sole and exclusive worldwide royalty-bearing license to develop, market and distribute Prop LA. The initial term of the agreement is ten years from the first commercial sale of the product with automatic two-year renewals if notice of termination is not received from either party. The Company is required to make a payment of $200 to Eurand upon the achievement of a predetermined milestone. Upon the commercial launch of Prop LA, the Company will be required to pay a royalty on all net sales of this product.

4. Inventory

Inventory consisted of the following:

	December 31		March 31 2005
	2003	2004
			(Unaudited)
Raw materials	$—	$16,244	$17,602
Work-in-process	1,451	5,134	4,432
Finished goods	14,695	16,384	16,298

Gross inventory	16,146	37,762	38,332
Less:
Volume-based purchase price adjustments	(1,030)	—	—
Inventory reserves	(5,145)	(14,428)	(13,655)

Inventory, net	$9,971	$23,334	$24,677

The raw materials inventory at December 31, 2004 and March 31, 2005 primarily represents purchases of the active pharmaceutical ingredient for DynaCirc® CR from Novartis. The increase in the

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

inventory reserves in 2004 was driven by the net reclass of $8,138 from the prepaid inventory reserve for Axid® inventory purchases under previous purchase commitments and an increase to the inventory reserves for short-dated and excess inventories of Axid® and InnoPran XL® of $4,208 and $1,105, respectively. These items were partially offset by the release of the inventory reserve on product shipped in 2004 of approximately $2,462 and write-offs of short-dated inventory of $1,544.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were comprised of the following:

	December 31		March 31 2005
	2003	2004
			(Unaudited)
Product samples	$3,169	$5,059	$3,818
Deposits	2,165	1,332	1,325
Prepaid insurance	721	1,760	1,301
Deferred royalty—Axid® OS	—	859	859
Prepaid FDA user fees	—	676	451
Other	550	923	1,371

Total	$6,605	$10,609	$9,125

6. Fixed Assets

Fixed assets consisted of the following:

	December 31		March 31 2005
	2003	2004
			(Unaudited)
Capitalized software	$2,189	$3,163	$3,313
Fractional aircraft interest (Note 14)	1,860	1,860	1,860
Computer, office and distribution equipment	1,853	2,365	2,387
Furniture, fixtures and leasehold improvements	1,051	2,176	3,178
Vehicles	33	33	33
Machinery and equipment	—	1,721	1,721
Construction in progress	1,053	280	653

Gross fixed assets	8,039	11,598	13,145
Less: accumulated depreciation	(1,987)	(3,623)	(4,028)

Fixed assets, net	$6,052	$7,975	$9,117

7. Intangible Assets

Intangible assets subject to amortization consist of the following:

	December 31, 2003			December 31, 2004			March 31, 2005 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents	$105,500	$(4,277)	$101,223	$105,500	$(25,605)	$79,895	$105,500	$(30,936)	$74,564
Licenses	39,407	(24,153)	15,254	55,407	(32,105)	23,302	55,407	(34,631)	20,776

Total intangible assets	$144,907	$(28,430)	$116,477	$160,907	$(57,710)	$103,197	$160,907	$(65,567)	$95,340

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Amortization expense was $25,526, $11,905 and $29,280 for the years ended December 31, 2002, 2003 and 2004, respectively. Amortization expense was $7,238 and $7,857 for the three months ended March 31, 2004 and 2005. Estimated annual amortization expense at March 31, 2005 for each of the five succeeding years is as follows:

Year ending December 31
Remainder of 2005	$23,574
2006	23,803
2007	22,639
2008	19,193
2009	2,143
Thereafter	3,988

Total	$95,340

8. Accounts Payable

As of December 31, 2003 and 2004 and March 31, 2005, the accounts payable balance consisted primarily of amounts payable for the purchase of inventory and samples as well as development, marketing and administrative services.

9. Accrued Expenses

Accrued expenses were comprised of the following:

	December 31		March 31 2005
	2003	2004
			(Unaudited)
Product returns (Note 3)	$31,263	$8,197	$9,065
Managed care, Medicaid and other commercial contractual program rebates	10,780	8,366	9,020
Brand marketing expenses	5,543	2,614	2,306
Sales force bonuses	3,317	4,207	4,460
Home office bonuses	—	4,228	1,388
Benefits	1,560	1,924	2,121
Coupons	2,260	2,052	1,727
Other	11,332	11,102	18,531

Total	$66,055	$42,690	$48,618

As a result of additional information received by the Company during the quarter ended September 30, 2004, the Company reversed a previously accrued Medicaid liability of approximately $4,200 relating to Axid®, as it was determined that payment of such liability was no longer probable. Such reversal was recorded by the Company as a reduction in Axid® Medicaid rebates (a contra revenue account) in the accompanying consolidated statements of operations for the year ended December 31, 2004.

10. Other Current Liabilities

As of December 31, 2003, other current liabilities was comprised of $11,999 due to Lilly for the purchase of Axid® trade product and $3,231 in liabilities for InnoPran® XL and DynaCirc® brand product and royalties (see Note 3). As of December 31, 2004, other current liabilities primarily

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

consisted of $6,000 due to Lilly for the buy-out of the royalty on Axid® OS (see Note 3), $1,425 due to Novartis related to the Lescol® brand and $1,399 due to Abbott for Rythmol® brand royalties. As of March 31, 2005, other current liabilities was comprised of $6,000 due to Lilly for the buy-out of the royalty on Axid® OS, $1,952 due to Novartis related to the Lescol® brand and $884 due to Abbott for Rythmol® brand royalties.

11. Debt

Revolving Credit Facilities

The 2001 Facility

On June 29, 2001, the Company obtained a two-year revolving line of credit (the “2001 Facility”) commencing August 17, 2001 with a credit limit of $20,000. The lending formula of the 2001 Facility was 85% of eligible trade receivables. On November 1, 2002, the Company amended this agreement such that the lending formula included 85% of eligible trade receivables and 85% of the Lescol® promotion revenue receivable from Novartis, subject to certain limitations. On February 19, 2003, the Company extended this agreement through August 17, 2004, with a credit limit of $10,000 for the additional year and the same lending formula. On August 12, 2003, the Company terminated this revolving line of credit.

Interest on amounts outstanding under the 2001 Facility accrued at 1% per annum above the prime rate, as determined by a major bank. The Company was liable for an unutilized loan fee of 0.37% per annum of the difference between the credit limit and the average outstanding loan amount calculated on a monthly basis. The lender had a first priority security interest in the Company’s trade receivable and amounts due from Novartis under the Lescol® brand promotion agreements. Interest expense, which includes the unutilized loan fee, the amortization of the origination fee and other monthly fees on the 2001 Facility for the years ended December 31, 2002 and 2003 was $218 and $121, respectively.

The 2002 Facility

On November 13, 2002 (the “Closing Date”), Reliant entered into a credit agreement (the “2002 Facility”) with certain members and related entities (the “Lenders”) and Biovail, establishing a credit facility of $85,000. On the Closing Date, the $30,000 that was outstanding under the Bridge Loan (see below) was converted into an advance under the 2002 Facility by the Lenders and an additional $200 was advanced by the Lenders. On November 15, 2002, Biovail advanced Reliant $30,000.

On June 30, 2003, the Company expanded its credit facility from $85,000 to $115,000. Through September 24, 2003, the Company borrowed an additional $54,800, bringing total borrowings to $115,000 under the credit facility. On September 25, 2003, the Company converted $36,810 of principal and accrued interest under the credit facility into Series D Preferred Units at a price of $20 per unit.

At December 22, 2003, the Company owed approximately $83,442 in principal and interest under the credit facility. With the proceeds from the termination of the co-promotion agreement with Biovail (see Note 3), the Company repaid approximately $64,366 in principal and interest outstanding under the credit facility and the balance outstanding of approximately $19,075 was converted into Series D Preferred Units at a price of $20 per unit (see Note 14). The 2002 Facility was terminated in December 2003.

Interest on the credit facility accrued at 2% per annum above the prime rate as determined by a major bank (the prime lending rate was 4.0% as of December 31, 2003). Interest expense on the

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

credit facility for the period from the Closing Date to December 31, 2002 and for the year ended December 31, 2003 was approximately $490 and $4,763, respectively.

The 2004 Facility (See also Note 24(b))

On August 19, 2004, the Company entered into an agreement for a revolving credit facility of $25,000 (the “2004 Facility”) with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. (“MLC”), as agent and lender. The 2004 Facility expires on August 19, 2007 and is secured by a first priority security interest in the Company’s accounts receivable and a second priority security interest in substantially all other assets of the Company. Amounts available for borrowing under the 2004 Facility are based on 85% of the Company’s eligible accounts receivable, as defined in the 2004 Facility, reduced by reserves, if any, established by MLC in its commercially reasonable credit judgment. Outstanding borrowings, if any, under the 2004 Facility bear interest at the one-month LIBOR plus 3% per annum (5.28% and 5.69% as of December 31, 2004 and March 31, 2005, respectively), payable on a monthly basis. The 2004 Facility also requires the Company to pay an unused line fee of 0.50% per annum. The Company incurred $66 of interest expense for outstanding borrowings and the unused line fee on the 2004 Facility during each of the year ended December 31, 2004 and the three months ended March 31, 2005.

In the event that the Company permanently prepays the 2004 Facility in full and terminates the 2004 Facility or MLC terminates the 2004 Facility after the occurrence of an event of default, the Company will be obligated to pay MLC a deferred commitment fee of $750, if the 2004 Facility is terminated prior to February 19, 2006, or $375 if the 2004 Facility is terminated during the period February 20, 2006 through May 19, 2007. No amount will be payable if the Company voluntarily prepays the 2004 Facility in full or MLC terminates the 2004 Facility due to, and during the continuance of, an event of default after May 19, 2007.

The Company is required to maintain certain minimum average monthly revenues and to comply with certain additional customary covenants. At December 31, 2004 and March 31, 2005, the Company was in compliance with the covenants contained in the 2004 Facility.

The Company is also required to maintain a lockbox whereby daily cash collections are automatically used to pay down amounts outstanding under the 2004 Facility. Therefore, pursuant to Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, all outstanding borrowings under the 2004 Facility will be reflected in the Company’s consolidated balance sheets as short-term borrowings. As of December 31, 2004 and March 31, 2005, outstanding borrowings under the 2004 Facility were $9,770 and $7,239, respectively.

The Company incurred approximately $399 in direct costs in connection with securing the 2004 Facility. Such costs have been recorded by the Company as a deferred financing fee and are included within the balance of other long-term assets in the accompanying consolidated balance sheets and are being amortized to interest expense over the three-year term of the 2004 Facility.

Long-term Debt

Bridge Loan

On July 30, 2001, the Company obtained from the Lenders an $80,000 bridge loan facility in the form of two secured demand promissory Notes of $40,000 each (the “Bridge Loan”). Interest on the Bridge Loan accrued at an initial rate of 10% per annum and automatically increased by an additional

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

2% every three months following the initial draw. Interest compounded quarterly and was payable in arrears on the last day of the calendar quarter. The outstanding amount on the Bridge Loan was payable in full on demand. The holders of the Bridge Loan had a first priority security interest in certain property and assets of the Company. On December 16, 2001, the Company had approximately $54,000 outstanding on the Bridge Loan. On December 17, 2001, $50,000 of the outstanding balance on the Bridge Loan was exchanged for Series C convertible, redeemable preferred units (“Series C Preferred Units”) of the Company at a price per Series C Preferred Unit of $20 (see below and Note 14). The Company repaid the remaining $4,000 balance outstanding on the Bridge Loan with proceeds from the Series C financing transaction.

In conjunction with the Series C financing, the Company issued to the Lenders warrants to purchase a total of up to 833,334 Common Units at a purchase price per unit of $0.01, as consideration for the exchange of the then outstanding $50,000 Bridge Loan for Series C Preferred Units. The fair value of the warrants was approximately $8 at the time of issuance. The Lenders also agreed to keep available to the Company $30,000 in Bridge Loan capacity and to adjust the Bridge Loan interest rate to 2% above the prime-lending rate (the prime lending rate was 4.0% as of December 31, 2003) (see Note 14). The terms of the two demand promissory Notes were amended to provide for a fixed maturity date of February 28, 2003. The warrants may be exercised at any time up to the earlier to occur of (a) December 18, 2006, or (b) the mutual agreement of the holder of the warrants and the Company.

In September 2002, the Company borrowed the $30,000 of available capacity under the Bridge Loan. On November 13, 2002, the Bridge Loan was converted into an advance under the 2002 Facility. Total interest expense on the Bridge Loan was $342 for the year ended December 31, 2002.

On September 12, 2003, the Company borrowed $10,000 in the form of a new bridge loan from one of the Lenders. On September 25, 2003, the Company converted the aggregate amount outstanding of $10,036 of principal and accrued interest under the bridge loan into Series D convertible, redeemable preferred units (“Series D Preferred Units”) at a price of $20 per unit.

Term Loan (See also Note 24(b))

On September 3, 2004, the Company entered into a credit and guaranty agreement (the “Credit and Guaranty Agreement”) with Goldman Sachs Credit Partners L.P. as lender (the “Term Loan Lender”) and Credit Suisse First Boston as collateral agent. The Credit and Guaranty Agreement provides for a term loan of $95,000 (the “Term Loan”), less a $1,900 original issue discount. The Term Loan matures on December 31, 2006 and is secured by a first priority security interest in substantially all of the assets of the Company, with the exception of the Company’s accounts receivable, in which MLC maintains a first priority security interest under the 2004 Facility and the Term Loan Lender has a 2nd lien. Under the Term Loan, the Company has the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves, if any, subject to a 2% floor, plus 8.5% per annum (a “Eurodollar Rate” loan) or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 7.5% per annum (a “Base Rate” loan). Additionally, when selecting a Eurodollar Rate loan the Company has the option of selecting an interest period of one, two, three or six months (the “Interest Period”). As of December 31, 2004, the Company has elected to pay interest at the six-month Eurodollar Rate (11.13% as of December 31, 2004 and March 31, 2005). Interest is due and payable at the end of each Interest Period with respect to a Eurodollar Rate loan, with the exception of the six-month LIBOR option which is payable at the end of

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

each three-month period, and quarterly for a Base Rate loan. The Company incurred $3,373 and $2,644 in interest expense on outstanding borrowings on the Term Loan during the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

The Company is required to prepay the Term Loan, subject to certain negotiated carve-outs, upon the receipt of proceeds from (i) equity offerings, (ii) issuances of indebtedness, (iii) insurance and condemnation, and (iv) asset sales for cash outside the ordinary course of business. Additionally, beginning on January 1, 2005, the Company may voluntarily prepay the Term Loan in $5,000 increments. Should the Company prepay the Term Loan during the period from January 1, 2005 through December 31, 2005, the Company would be subject to a 2% call premium on the principal amount prepaid. Should the Company prepay the Term Loan on or after January 1, 2006 the Company would be subject to a 1% call premium on the principal amount prepaid.

The Credit and Guaranty Agreement requires the Company to maintain compliance with certain financial and non-financial covenants, including achieving minimum aggregate total revenues, calculated with respect to the products Axid® OS, DynaCirc®, DynaCirc® CR, Rythmol®, Rythmol® SR and InnoPran XL®, at the end of each fiscal quarter for the four-fiscal quarter-periods then ended, beginning with the fiscal quarter ending December 31, 2004. Additionally, the Company shall not permit the ratio of product shipments to prescription demand, for the above products taken in the aggregate, at the end of any month, beginning on September 30, 2004, for both the six-month period and the twelve-month period then ended to exceed certain levels for more than three consecutive months. Failure to maintain compliance with the above covenants would constitute an event of default.

The Credit and Guaranty Agreement also contains certain additional covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At December 31, 2004, the Company was in compliance with all covenants contained in the Credit and Guaranty Agreement. At March 31, 2005, the Company was not in compliance with the minimum aggregate total revenues financial covenant noted above. On April 13, 2005, the Company concurrently entered into three separate financing transactions which resulted in the repayment of the outstanding indebtedness as well as all accrued an unpaid interest on the Term Loan (see Note 24(b)).

The outstanding balance of the Term Loan, net of the unamortized portion of the $1,900 original issue discount, is included within the balance of long-term debt in the accompanying consolidated balance sheets. The $1,900 original issue discount will be amortized and charged to interest expense over the 28-month term of the Credit and Guaranty Agreement.

The Company incurred $2,882 in direct costs in connection with securing the Credit and Guaranty Agreement and the Term Loan. Such costs have been recorded by the Company as deferred financing fees and are included within the balance of other long-term assets in the accompanying consolidated balance sheets and are being amortized to interest expense over the 28-month term of the Credit and Guaranty Agreement.

12. Other Long-Term Liabilities

As of December 31, 2003, other long-term liabilities consisted of the guaranteed royalty of $3,250 in respect of Axid® new formulations (see Note 3) and deferred rent expense of $562. As of December 31, 2004 and March 31, 2005, other long-term liabilities consisted of deferred rent expense of $1,469 and $1,928, respectively.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

13. Commitments and Contingencies

Operating Leases

In February 2001, the Company entered into a lease agreement, which expires in June 2011, for approximately 52,400 square feet of office space in Liberty Corner, New Jersey. The agreement provides for an escalation in the rent payment in 2006. In November 2003, the Company amended this agreement for an additional 20,300 square feet of office space. This amendment provides for escalation in the rent payment in 2006 and 2009. In October 2004, the Company amended this agreement for an additional 23,560 square feet of office space. This amendment provides for escalation in the rent payment in 2006 and 2009. Additionally, the amendment provides the Company with the use of such leased space for seven months rent-free. The Company is amortizing the benefit of the rent-free period and the escalation in rental payments on a straight-line basis over the term of the lease.

In the first quarter of 2003, Reliant entered into a letter of credit arrangement with Fleet National Bank pursuant to which Fleet National Bank issued a letter of credit in the amount of $1,957 in favor of Reliant’s landlord. In connection with the issuance by Fleet National Bank of such letter of credit, Reliant provided a security deposit of $1,957 to Fleet National Bank, which is included in other long-term assets as of December 31, 2003 and 2004 and March 31, 2005. No additional deposit was required by the Company relating to the lease amendment.

The Company leases vehicles, office equipment and other assets used in the operation of the business under operating leases. Each vehicle is leased for an initial term of twelve months, and thereafter for successive twelve-month renewal terms. Reliant has the right to cancel any vehicle at any time after the end of the first twelve months upon written notice of such cancellation to the lessor. Pursuant to its vehicle leases, the Company is committed to pay $742 in 2005 and $13 in 2006.

Certain leases provide that the Company pays for taxes, maintenance, insurance and other expenses.

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2005, are:

(Unaudited)
Remainder of 2005	$2,356
2006	3,371
2007	3,169
2008	3,032
2009	3,072
Thereafter	4,870

Total	$19,870

Rental expense on all operating leases amounted to $4,950, $5,639, and $6,214, for the years ended December 31, 2002, 2003 and 2004, respectively. For the three months ended March 31, 2004 and 2005, rental expense on these leases was $1,304 and $1,775, respectively.

Other Commitments

Pursuant to its promotion agreement with Novartis, at December 31, 2004 and March 31, 2005, the Company has an obligation to provide at least $35,000 of promotional, selling and marketing support for the Lescol® brands in 2005 (see Notes 3 and 24 (a)).

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Pursuant to its licensing and supply agreement with Pronova, the Company is obligated to purchase minimum quantities of inventory from Pronova during the twelve month period following the first commercial sale of Omacor® and each twelve month period thereafter (each a “Commercialization Year”). Such quantities amount to $3,000 for the first Commercialization Year, $9,500 for the second Commercialization Year, $15,000 for the third Commercialization Year and each year until 2014 and $6,000 in 2014 and beyond.

The Company also has contractual arrangements and purchase commitments for (i) trade products and samples, (ii) arrangements with pharmaceutical product development companies, clinical research organizations and other research service providers to design formulations and perform and service clinical trials with respect to both compounds under development and approved products, and (iii) non-Lescol® brand marketing services, other sales and marketing and general administrative services. Pursuant to these arrangements and commitments, the Company has funding commitments totaling approximately $43,300.

The aggregate minimum commitments (excluding leases and Omacor® purchase commitments), by year, related to such contractual arrangements are as follows as of March 31, 2005:

(Unaudited)
Remainder of 2005	$75,900
2006	2,400
Thereafter	—

Total	$78,300

In addition to the aggregate minimum commitments noted above, the Company is contractually obligated to pay $47,600 over time upon the achievement of specific milestones for certain clinical research and development programs.

The Company entered into liquidity option agreements with certain investors in 2000 that were subsequently amended in 2003, 2004 and 2005 (see Note 24(b)) (herein referred to as the “Liquidity Option Agreements”). The Liquidity Option Agreements provide the holder with the right, beginning on January 1, 2005, to require the Company to purchase up to one-third of the holder’s then vested shares, in each of the three consecutive years beginning with 2005, at a purchase price per share equal to the fair market value on the date of notice. Notice may only be delivered during the month of January in each of 2005, 2006 and 2007. In the event notice is not provided during the month of January in each of the years indicated above, one-third of the purchase rights will expire.

At December 31, 2004 and March 31, 2005, there were 1,650,543 and 1,100,362 shares of common stock and 1,414,500 and 943,000 shares of Series B, convertible, redeemable preferred stock, respectively subject to the Liquidity Option Agreements. Until such time as the Credit and Guaranty Agreement (see Note 11) expires or is terminated, the amount of vested stock that may be purchased by the Company pursuant to the Liquidity Option Agreements is limited to an aggregate of $2,500 (see Note 24(b)). However, this restriction does not limit the holders ability to provide notice and receive payment upon expiry of the Credit and Guaranty Agreement. The common stock pursuant to the Liquidity Option Agreements is classified as common stock subject to repurchase in the consolidated balance sheets and changes in the fair value of such common stock are recorded as common stock dividends. The Series B convertible, redeemable preferred stock is described in Note 14.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

None of the holders of the Liquidity Option Agreements provided the Company with notice of their intent to exercise the repurchase right by January 31, 2005. Therefore, on February 1, 2005, the repurchase right with respect to 550,181 common shares and 471,500 Series B, convertible, redeemable preferred shares expired. As a result, the Company has reclassified 550,181 common shares from common stock subject to repurchase to common stock and additional paid in capital at March 31, 2005.

Legal Proceedings

On June 1, 2004, the Company filed a complaint in the United States District Court for the District of Delaware seeking a judicial determination that the manufacture, importation and sale of Antara would not infringe any valid claim of four patents owned by Fournier and licensed to Abbott. The complaint also seeks a judicial determination that the Fournier Patents are unenforceable against the Company because of the alleged inventors’ inequitable conduct in obtaining the patents in proceedings before the United States Patent and Trademark Office. In January 2005, Abbott and Fournier filed answer to the complaint as well as a counterclaim alleging that Antara infringes two of the Fournier Patents. Additionally, Abbott and Fournier are continuing to prosecute a number of additional patents related to the Fournier Patents, which, if issued, could also be included in their infringement counterclaim. In February 2005, the Company filed an answer to the counterclaim denying the infringement allegations. Discovery in this matter is ongoing. A trial date has been scheduled for August 2006, and a hearing to determine the scope of the claims of the Fournier Patents has been scheduled for April 2006. The Company expenses in the matter are not covered by insurance. An adverse outcome in this litigation could result in the Company being unable to market Antara as well as being liable for monetary damages which outcome could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In addition to the matter described above, the Company is involved in various legal proceedings and other regulatory matters arising out of the normal course of business. At December 31, 2003 and 2004 and March 31, 2005, the Company does not believe that any of these proceedings would have a material adverse effect on the Company’s financial position, results of operating or cash flows.

14. Convertible, Redeemable Preferred Units/Shares

In April 2000, BCC converted a Note in the amount of $4,250 from BCC into 425,000 shares of Series A convertible preferred stock, which were subsequently converted to 425,000 Series A convertible preferred units (the “Series A Preferred Units”) upon the conversion of the Company to an LLC.

In July 2000, the Company accepted subscriptions for $135,000 of its Series B convertible preferred units (the “Series B Preferred Units”) at a price of $10 per unit pursuant to a private placement (the “Series B Financing”).

At December 31, 2003 and 2004 and March 31, 2005, the Company had a subscription receivable of $1,124, $1,173, and $1,189, respectively, related to a note from a former member of the Company’s Board of Directors and a Founder. The interest rate on this note accrues at the prime rate as determined by a major bank (the prime lending rate was 4.0%, 5.25% and 5.75% as of December 31, 2003 and 2004 and March 31, 2005, respectively). In December 2004, the Company undertook a review of the collectibility of the note. Given the limited information available to the Company regarding

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

the financial status of the former Board member and Founder, the Company is uncertain that such note will be paid when due. Therefore, in December 2004 the Company recorded a 100% reserve against the outstanding principal and interest due of $1,173. The Company continues to record a 100% reserve against additional accrued interest related to the note in 2005.

In December 2001, the Company accepted subscriptions for $150,000 of its Series C Preferred Units at a price of $20 per unit pursuant to a private placement (the “Series C Financing”). The financing was comprised of the receipt of a cash payment of $100,000 from Alkermes, Inc. and an exchange of an aggregate of $50,000 of the then outstanding balance on the Bridge Loan (see Note 11). On February 4, 2002, the Company accepted approximately $9,293 in additional subscriptions for additional Series C Preferred Units pursuant to a rights offering to existing members.

On June 25, 2003, the Company issued 93,000 Series C convertible, redeemable preferred units at a price of $20 per unit totaling $1,860 in exchange for a fractional interest in an aircraft with an entity affiliated with an officer. Management believes that $1,860 approximates the fair market value for the aircraft interest (see Note 6).

The Company incurred costs of approximately $4,663 related to the closing of the Series C Financing including $2,600 paid to Bay City Capital BD, LLC, a related party, (the “Advisor”) (see Note 20). Warrants to purchase up to 833,334 common units of the Company at a purchase price of $0.01 per common unit (the “Series C Warrants”) were issued to holders of the Bridge Loan as consideration for the exchange of $50,000 in Bridge Loan for the Series C Preferred Units. The fair value of the warrants was approximately $8 at the time of issuance. The Series C Preferred Unit proceeds, net of the issuance costs and the fair value of the warrants, are being accreted up to their redemption value. The accretion is being recorded as preferred dividends. The Series C Warrants expire on the earlier to occur of (a) December 18, 2006, or (b) the mutual agreement of the holder of the warrants and the Company.

For the period from September 25, 2003 through September 24, 2004, the Company accepted subscriptions in its Series D Preferred Units for $273,714 at a price of $20 per unit pursuant to a private placement (“Series D Financing”). Such subscriptions yielded net cash proceeds to the Company of $202,015, after issuance costs of $5,778 and the exchange of $65,921 of existing debt (see Note 11). The issuance costs included $5,240 paid to the Advisor (see Note 20).

On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to among other things effectuate the conversion of Reliant from a Delaware limited liability company into a Delaware corporation. As a result of the conversion, all issued and outstanding preferred units automatically converted into an equal number of shares of preferred stock.

The Series A, B, C and D Preferred Shares are convertible into common shares at a 1-to-1 ratio (subject to adjustment) (i) at the option of the holder at any time, (ii) upon a Qualified IPO (as defined in the Company’s Certificate of Designations and Stockholders’ Agreement) or (iii) upon the occurrence of certain other specified events. The initial conversion price is $10 for the Series A and B Preferred Shares and $20 for the Series C and D Preferred Shares. The conversion price is subject to adjustment pursuant to the Company’s Certificate of Designations and Stockholders’ Agreement for distributions made in common shares, subdivision or splitting its common shares and the issuance of common shares or options or warrants for common shares at a price per share that is less than the applicable conversion price.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Each Series A, B, C and D Preferred Share has voting rights equal to the largest number of whole common shares into which it is convertible. The Series D Preferred Shares rank senior to the Series A, B and C Preferred Shares and the common shares. The Series C Preferred Shares rank senior to the Series A and B Preferred Shares and the common shares. The Series A and B Preferred Shares rank on par with each other and are senior to the common shares.

The Series A, B, C and D Preferred Shares are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly, of the capital contributed to acquire each Series A, B, C and D Preferred Share when and if declared by the Board of Directors (the “Board”).

Prior to December 17, 2001, the Series A and B Preferred Shares were non-redeemable. In connection with the Series C Financing, the Company’s Operating Agreement was amended to provide redemption rights to the Series A, B, and C Preferred Shares. In connection with the Series D Financing, the Company’s Operating Agreement was amended such that at the option of holders of a specified percentage interest of each Series of Preferred Shares, 50% of the then outstanding Series A, B, C and D Preferred Shares are redeemable by the electing holders for $496,715 on December 31, 2008 and the remaining 50% are redeemable for $537,795 on December 31, 2009.

As described in the Company’s Certificate of Designations and Stockholders’ Agreement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), the holders of the Series D Preferred Shares shall be entitled, before any distribution or payment is made, to the extent proceeds are available, to be paid an amount equal to $20 per share plus all accumulated and unpaid preferred returns to the date of final distribution (the “Series D Liquidation Preference”). Once the Series D Preferred Share holders have been paid, to the extent proceeds are available, the holders of the Series C Preferred Shares shall be entitled to be paid an amount equal to $20 per share plus all accumulated and unpaid preferred returns to the date of final distribution (the “Series C Liquidation Preference”). Once the Series C Preferred Share holders have been paid, to the extent proceeds are available, the Series A and B Preferred Shares shall be entitled to be paid, in accordance with their proportionate ownership of their respective shares, an amount equal to $10 per share plus all accumulated and unpaid preferred returns, to the date of final distribution (the “Series A/B Liquidation Preference”). Once the liquidation preferences have been paid to all of the preferred shareholders, the remaining assets will be distributed to all of the common shareholders in accordance with their overall percentage interests.

15. Common Units/Shares

In connection with the conversion to an LLC (see Note 1), and upon exercise of a founder’s warrant, BCC received 2,181,116 common units in the Company. Similarly, pursuant to the Plan of Conversion, the Founders (excluding BCC) collectively received 1,650,543 restricted common units. As a result of certain Liquidity Option Agreements (see Note 13) entered into in 2000, the common units were classified as common units subject to repurchase in the consolidated balance sheets. At December 31, 2003 and 2004 and March 31, 2005, all 1,650,543 common units subject to repurchase were fully vested. On February 1, 2005, the repurchase right with respect to 550,181 common units expired. As a result, the Company has reclassified 550,181 common shares from common stock subject to repurchase to common stock and additional paid-in capital at March 31, 2005.

In the second quarter of 2003, the Company issued 57,750 restricted common units to an officer of the Company at no cost. The Company recorded a charge of $1 upon issuance of these units, which was based on the fair market value of $0.01 per unit of the Company’s common units. All of these units

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

were fully vested upon issuance. Also, in the second quarter of 2003, the Company issued an additional 274,968 restricted common units to this officer at a cost of $0.01 per unit or $3, which was the fair market value for these units. Of these units, a total of 183,312 units are fully vested and 91,656 units vest over the one-year period beginning April 29, 2004 (see Note 18).

In December 2003, the Company issued an additional 137,256 restricted common units to this officer at a cost of $0.01 per unit. In connection with the issuance, the Company recorded a subscription receivable of $1, compensation expense of $2 and deferred compensation of $4, which is included in members’ deficit. The deferred compensation is being expensed over the vesting period through April 29, 2005. As of March 31, 2005, 91,504 units were vested and 45,752 vest in April 2005 (see Note 18). No additional restricted units were granted to this officer in 2004 or the three months ended March 31, 2005.

On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to among other things effectuate the conversion of Reliant from a Delaware limited liability company into a Delaware corporation. As a result of the conversion, all issued and outstanding common units automatically converted into an equal number of shares of common stock.

16. Equity Incentive and Stock Appreciation Rights Plans

The Company granted options to employees under an Equity Incentive Plan to purchase common stock in the Company. Options granted under the Equity Incentive Plan are granted at an exercise price per share not less than the estimated fair market value of the share at the date of grant and have a maximum term of ten years. Options granted under the Equity Incentive Plan generally vest ratably over four years on the anniversary of the grant date. All options granted under the Equity Incentive Plan from inception through December 31, 2001 were at an exercise price of $10 per common share. Options granted in 2002, 2003, 2004 and during the three months ended March 31, 2005 were at an exercise price of $20 per common share. As of March 31, 2005, 204,467 shares remain available for future grants under the Equity Incentive Plan. In April 2005, the number of shares available for future grants was increased by 2,500,000 shares.

The Company made available to certain employees, who were granted options, a loan in the amount of 100% of the total exercise price up to a maximum amount of $1,000 to effect the early exercise of all or a portion of such option holders’ options. These loans provide for exercise with 50/50 recourse/non-recourse notes, accruing interest at the prime rate (4.0%, 5.25% and 5.75% as of December 31, 2003 and 2004 and March 31, 2005, respectively). The loans are full recourse with respect to interest. In 2001 and 2002, employees exercised 387,700 options and 2,500 options, respectively, in the amounts of $3,877 and $25, respectively, with the full exercise price of these options being paid for through loans from the Company. In 2002, 2003 and 2004 and the three months ended March 31, 2005, $850, $261, $18 and $270 respectively, of interest and principal on these loans were repaid. As of December 31, 2004 and March 31, 2005, the Company had loans due from former employees, aggregating $1,629 and $1,749 of principal and interest, respectively. Of the outstanding principal and interest due from former employees at March 31, 2005, the Company has full recourse with respect to $980 of the outstanding loan balance. Given the limited information available to the Company regarding the financial status of these individuals due to their termination of employment with the Company, the Company was no longer able to conclude as to whether these individuals have sufficient net assets, other than the shares of Company stock exercised pursuant to such loans, to

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

repay these loans. Additionally, since the date each of these individuals terminated their employment, no additional payments have been received on these loans. As such, the Company concluded that the recourse portion of such loans should be reserved. Therefore, in 2004 and the three months ended March 31, 2005, the Company recorded a reserve of $909 and $49, respectively for the recourse portion of such loans. Such reserve is reflected within general and administrative expense in the accompanying consolidated statements of operations. The Company continues to believe that the loans due from current employees are collectible. The Company continues to record a 100% reserve against additional accrued interest related to loans due form former employees.

The activity under the Equity Incentive Plan is as follows:

	Number of Shares	Average Price (1)
Options outstanding, January 1, 2002	1,374,200	$10.00
Granted	431,100	20.00
Exercised	(5,125)	10.00
Cancelled	(116,125)	10.00

Options outstanding, December 31, 2002	1,684,050	12.56
Granted	1,815,336	20.00
Exercised	—	—
Cancelled	(162,876)	12.80

Options outstanding, December 31, 2003	3,336,510	16.60
Granted	329,600	20.00
Exercised	—	—
Cancelled	(637,399)	15.26

Options outstanding, December 31, 2004	3,028,711	17.25
Granted (unaudited)	1,416,400	20.00
Exercised (unaudited)	(2)	10.00
Cancelled (unaudited)	(252,948)	14.77

Options outstanding, March 31, 2005 (unaudited)	4,192,161	$18.33

(1)	Weighted average exercise price.

Summarized information about stock options outstanding and exercisable at March 31, 2005 is as follows (unaudited):

	Outstanding		Exercisable
Exercise Price	Number of Shares	Average Life (1)	Number of Shares	Average Life (1)
$10	701,850	5.8	634,069	5.8
$20	3,490,311	8.9	722,746	8.0

	4,192,161		1,356,815

(1)	Weighted average contractual life remaining in years.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

In 2002 and 2003, the Company granted stock appreciation rights (“SARs”) to certain employees under a Stock Appreciation Rights Plan (the “Rights Plan”). SARs allow the holder to receive, upon exercise of the SAR, cash in an amount equal to the difference between a specified base price and the fair market value of a common share on the exercise date. The base price per SAR may not be less than the estimated fair market value of the underlying common share on the date of grant. SARs may have a maximum term of ten years. SARs granted under the Rights Plan generally vest ratably over four years on the anniversary of the grant date. All SARs granted under the Rights Plan were granted at a base price of $20 per SAR.

The activity under the Rights Plan is as follows:

	Number of Shares	Average Price (1)
Stock appreciation rights outstanding, January 1, 2002	—	$—
Granted	547,350	20.00
Exercised	—	—
Cancelled	(6,000)	20.00

Stock appreciation rights outstanding, December 31, 2002	541,350	20.00
Granted	613,550	20.00
Exercised	—	—
Cancelled	(105,718)	20.00

Stock appreciation rights outstanding, December 31, 2003	1,049,182	20.00
Granted	146,650	20.00
Exercised	—	—
Cancelled	(162,234)	20.00

Stock appreciation rights outstanding, December 31, 2004	1,033,598	20.00
Granted (unaudited)	510,350	20.00
Exercised (unaudited)	—	—
Cancelled (unaudited)	(57,288)	20.00

Stock appreciation rights outstanding, March 31, 2005 (unaudited)	1,486,660	$20.00

(1)	Weighted average exercise price.

Of the total SARs outstanding, 321,779 were vested and 1,164,881 were unvested as of March 31, 2005. The weighted average remaining life of SARs outstanding was 8.8 years as of March 31, 2005. There was no compensation expense recognized pursuant to the Rights Plan in 2002, 2003, 2004 or for the three months ended March 31, 2005, because the base price of these SARs was not less than the fair market value of the underlying shares in 2002, 2003, 2004 or 2005.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

17. Income Taxes

The net income tax provision (benefit) for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 is summarized as follows:

	December 31		Three months ended March 31
	2003	2004	2004	2005
			(Unaudited)
Current:
Federal	$—	$—	$—	$—
State	305	(267)	106	8

Total current	305	(267)	106	8
Deferred:
Federal	33,808	37,670	7,933	16,264
State	9,227	9,388	2,197	4,231
Valuation allowance	(43,035)	(47,058)	(10,130)	(20,495)

Total deferred	—	—	—	—

Total income tax provision (benefit)	$305	$(267)	$106	$8

A reconciliation of the difference between the federal statutory rate and the effective income tax rate as a percentage of income before taxes for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 is as follows:

	December 31				March 31
	2003		2004		2004		2005
	Amount	Tax Rate	Amount	Tax Rate	Amount	Tax Rate	Amount	Tax Rate
					(Unaudited)
Federal statutory rate	$346	34.0%	$(36,187)	(34.0)%	$(8,197)	(34.0)%	$(16,285)	(34.0)%
State income taxes, net of federal income tax benefit	201	19.8	(176)	(0.2)	70	0.3	5	—
Meals and entertainment	577	56.7	1,367	1.3	296	1.2	305	0.7
Other	19	1.8	(1,267)	(1.2)	4	—	(281)	(0.7)
Valuation allowance	(838)	(82.3)	35,996	33.8	7,933	32.9	16,264	34.0

Effective income tax rate	$305	30.0%	$(267)	(0.3)%	$106	0.4%	$8	—%

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes at December 31, 2003 and 2004 and March 31, 2005 were as follows:

	December 31				March 31
	2003		2004		2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
					(Unaudited)
Current:
Inventory related	$9,713	$—	$10,153	$—	$9,912	$—
Prepaid expenses	—	384	—	931	—	686
Accrued product returns	2,712	—	1,806	—	1,922	—
Accrued rebates	3,372	—	201	—	—	—
Other accrued expenses	1,644	—	2,994	—	1,761	—
Other	401	—	517	—	1,792	—

Subtotal	17,842	384	15,671	931	15,387	686
Valuation allowance	(17,458)	—	(14,740)	—	(14,701)	—

Total current deferred taxes	384	384	931	931	686	686

Net current deferred taxes	$—	$—	$—	$—	$—	$—

Long-term:
Net operating loss carryforwards	$17,361	$—	$62,677	$—	$83,594	$—
Fixed assets	—	481	—	45	—	45
Intangible assets	6,995	—	11,387	—	10,694	—
State credits	305	—	38	—	44	—
Other	1,397	—	1,295	—	1,600	—

Subtotal	26,058	481	75,397	45	95,932	45
Valuation allowance	(25,577)	—	(75,352)	—	(95,887)	—

Total long-term deferred taxes	481	481	45	45	45	45

Net long-term deferred taxes	$—	$—	$—	$—	$—	$—

A valuation allowance equal to 100% of the net deferred tax assets has been established because of the uncertainty of realization of the deferred tax assets due to the absence of earnings history. The Company’s valuation allowance relates primarily to net operating loss carryforwards and tax credits.

As of March 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $194,414 that begin to expire in 2023. As of March 31, 2005, the Company also had net operating loss carryforwards for state income tax purposes of approximately $194,363 that expire in various years through 2024. A portion of these net operating loss carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to “change of ownership” provisions of the Internal Revenue Code and similar state provisions. A portion of these carryforwards and tax credits may expire before becoming available to reduce future income tax liabilities.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

The Company recorded an income tax provision (benefit) of $305, ($267), $106 and $8 related to state taxes for 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively.

18. Employee Agreements

The Company has entered into employment agreements with certain officers and employees of the Company. Certain of these agreements expired in 2003 and 2004. During 2004, certain of these agreements were renewed for an additional one year period. As of March 31, 2005, the agreements that are still in effect provide for salaries aggregating $269 in 2005. Additionally, the agreements have termination clauses that, under certain circumstances, entitle the employees to receive severance benefits upon termination. Certain agreements provide for bonus payments upon the achievement of specified quantitative and qualitative targets.

Reliant has also entered into agreements with certain of its key executives that provide for accelerated vesting of options and restricted shares and in certain circumstances, the payment of a bonus, upon a change in control.

In the second quarter of 2003, the Company entered into an employment agreement with an officer of the Company. Pursuant to this employment agreement, the officer was issued 274,968 restricted common units at a cost of $0.01 per unit (see Note 15) and options to purchase 549,936 restricted common shares at $20 per share that vest over 4 years.

This officer is entitled to receive additional grants of equity compensation at a price of $0.01 per share such that the officer and/or his relevant transferees, at all relevant times, hold restricted common shares of Reliant equal to 1% of the fully diluted shareholder interests of Reliant, as defined in his employment agreement. Pursuant to this provision, in December 2003, the Company issued an additional 137,256 restricted common shares to this officer at a cost of $0.01 per unit (see Note 15). No additional restricted common shares were issued or issuable in 2004 or for the three months ended March 31, 2005.

In the event of a transaction during the employment period resulting in a change in control of Reliant, the officer shall be entitled to a bonus equal to 1% of the net proceeds received by Reliant in connection with such event. No such transaction took place during 2003, 2004 or for the three months ended March 31, 2005 and, accordingly, the officer did not earn this bonus in either year or period.

During the first quarter of 2005, the Company entered into employment arrangements with two officers of the Company. These arrangements have termination clauses that, under certain circumstances, entitle the employees to receive severance benefits upon termination. Additionally, one of the employment arrangements includes a provision that should a change of control (as defined in the employment agreement) occur during the first two years of the individuals employment with the Company and the price per share of the Company’s common stock is below certain thresholds, the officer is entitled to receive an incremental payment not to exceed $2,000 if the change of control occurs during the first year of their employment and a payment not to exceed $1,000 if the change of control occurs during the second year of their employment with the Company.

19. Board Consulting and Non-Compete Agreements

In May 2000, consulting agreements that include non-compete provisions were entered into between the Company and certain founders and members of the Board. The consulting fees incurred for the years ended December 31, 2002 and 2003, were approximately $523 and $500. Effective December 31, 2003, these consulting agreements were terminated.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

20. BCC BD Arrangements

Bay City Capital BD, LLC (the “Advisor”), a related party, provides the Company with (i) business advice and (ii) financial advisory services in connection with defined business transactions involving the acquisition or disposition by the Company of pharmaceutical and/or biotechnology related assets and general corporate acquisition/divestiture transactions. The Advisor provided the services for a three-year period that commenced in September 1999 for a monthly fee of $25 plus related business expenses.

For the year ended December 31, 2002, the Company charged $200 to sales, marketing, general and administrative expenses for the Advisor’s service fee. This agreement expired effective August 31, 2002. Since the agreement terminated in 2002, no amounts were charged to expense in 2003 and 2004 for this fee.

In August 2003, the Company engaged the Advisor to be the exclusive placement agent with respect to a private placement. As consideration, the Company agreed to pay the Advisor a placement fee of 4% of certain gross proceeds received by the Company from the sale of certain securities in the private placement. In connection with the Series D Financing, in 2003, the Company paid the Advisor a placement fee of $5,240, which was recorded as a reduction of the Series D redeemable preferred units. Since the fee was capped at $5,240, the Company did not pay any additional placement fees with respect to the Series D Financing.

21. 401(k) Employee Benefit Plan

Effective May 29, 2001, the Company established the Reliant Pharmaceuticals 401(k) Plan (the “Plan”) for all eligible employees. Employees can elect to defer up to 25% of their compensation on a pretax basis, subject to maximum limits as set forth by the IRS. The Company may, but is not required to, provide matching contributions to be determined each year by the Company’s Board. All employee contributions are 100% vested. Employer contributions, if any, vest over a three-year period beginning with the employee’s full-time date of hire. The Company made no matching contributions during 2002, 2003 or 2004 or the three months ended March 31, 2004 and 2005.

22. Supplemental Disclosure of Non-cash Financing Activities

In 2003, in connection with its Series D financing, the Company converted a total of $65,921 of principal and accrued interest under existing debt into Series D convertible, redeemable preferred stock at a price of $20 per share, including $55,885 under the credit facility and all of the principal and accrued interest under the bridge loan (see Notes 11 and 14).

In June 2003, the Company issued 93,000 Series C convertible, redeemable preferred units at a price of $20 per unit totaling $1,860 in exchange for a fractional interest in an aircraft with an entity affiliated with an officer (see Note 14).

In September 2004, the Company accrued a $6,000 payment contractually required to be paid in 2005 and recorded a corresponding prepaid asset for the elimination of the royalty on net sales of Axid® OS (see Note 3).

In December 2004, the Company accrued a $500 license fee payment contractually required to be paid in 2005. The Company has capitalized this payment as an intangible asset that is being amortized over its estimated useful life of 3 years (see Note 3).

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

23. Selected Quarterly Financial Data (Unaudited):

	Quarter ended
	March 31	June 30	September 30	December 31
2003
Total revenues	$47,476	$27,513	$47,260	$49,504
Net (loss) income	(12,475)	(60,818)	(14,964)	38,435
2004
Total revenues	$55,125	$52,177	$51,733	$63,297
Net (loss) income	(24,247)	(27,106)	(39,721)	(15,092)

24. Events Subsequent to March 31, 2005

a) Lescol®

In April 2005, the Company and Novartis agreed to certain amendments to the November 16, 2000 promotion agreement pursuant to which Novartis granted to the Company the U.S. marketing rights for the Lescol and Lescol XL cholesterol-controlling agents (see Note 3).

Such amendments resulted in the extension of the term of such agreement to December 31, 2007 and provides Reliant the right, upon prior written notice to Novartis, to elect to extend the term to December 31, 2008. The amendments also eliminated Novartis’ right to terminate the agreement in 2005 if certain annual net sales targets are not met. Either party may terminate the agreement without cause as of January 1, 2006 or any date thereafter upon at least 90 days prior written notice specifying the date of termination, which notice may be given prior to January 1, 2006.

Additionally, such amendments reduced the Company’s obligations to provide promotional, selling and marketing support for the Lescol brands to $25,000 in 2005 (see Note 13) and increased the contractually specified minimum level of sales to which the Company is entitled to receive a percentage.

In agreement years 2006 and 2007, Novartis shall compensate the Company on a monthly basis for each primary detail equivalent, as defined, at a specified amount per detail. Additionally, Novartis shall reimburse the Company on a monthly basis for all promotional, selling and marketing support expended by Reliant during agreement years 2006 and 2007.

b) Financing Transactions

On April 13, 2005 (the “Closing Date” or “Closing”) the Company concurrently entered into three separate financing transactions. The significant terms of such transactions are as follows:

First-Lien Term Loan

The Company entered into a first-lien loan and guaranty agreement (the “First-Lien Agreement”) with Goldman Sachs Credit Partners L.P. as lender and The Bank of New York as administrative and collateral agent. The First-Lien Agreement provides for a term loan of $120,000 (the “First-Lien Term Loan”). Following the Closing, Goldman Sachs Credit Partners L.P. assigned all of its interest in the First-Lien Term Loan to other lenders. The First-Lien Term Loan matures on June 30, 2008 and is secured by a first priority security interest in substantially all of the assets of the Company, with the

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

exception of the Company’s accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the First-Lien Term Loan lenders have a second priority security interest). Upon the Closing, a substantial portion of the proceeds from the First-Lien Term Loan were used to repay the outstanding indebtedness as well as all accrued and unpaid interest under the existing Term Loan (see Note 11). Additionally, the Term Loan lender agreed to waive the call premium required to be paid by the Company upon prepayment of the Term Loan. The excess proceeds will be used for working capital and other general corporate purposes.

Beginning on June 30, 2005, the Company is required to make principal payments of $300 per quarter. Additionally, the Company has the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves, if any, plus 9.5% per annum (a “Eurodollar Rate” loan) or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 8.5% per annum (a “Base Rate” loan). Additionally, when selecting a Eurodollar Rate loan the Company has the option of selecting an interest period of one, two, three or six months (the “Interest Period”). Interest is due and payable at the end of each Interest Period with respect to a Eurodollar Rate loan, with the exception of the six-month LIBOR option which is payable at the end of each three-month period, and quarterly for a Base Rate loan. Additionally, at Closing an amount equal to the interest due on the First-Lien Term Loan for the first six-month period ($7,869) was deposited in an interest reserve account and pledged to secure the First-Lien Term Loan. Amounts on deposit in the interest reserve account will be applied towards interest payable in the first six months following the Closing Date.

The First-Lien Agreement also requires that, if commercially reasonable, within 90 days of the Closing Date, the Company enter into one or more interest rate swaps or other hedging arrangements so that at least 50% of the Company’s aggregate principal amount outstanding of the loans are subject to a fixed interest rate to protect against exposure to interest rate fluctuations.

The First-Lien Agreement requires the Company to maintain compliance with certain financial and non-financial covenants, including minimum aggregate total revenues with respect to certain products, and not exceeding certain specified ratios of product shipments to prescription demand. The First-Lien Agreement also contains additional covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates.

Second-Lien Term Loan

The Company entered into a second-lien loan and guaranty agreement (the “Second-Lien Agreement”) with Goldman Sachs Credit Partners L.P. as lender and Silver Point Finance, LLC as administrative and collateral agent. The Second-Lien Agreement provides for a term loan of $30,000 (the “Second-Lien Term Loan”). Following the Closing, Goldman Sachs Credit Partners L.P. assigned all of its interest in the Second-Lien Term Loan to other lenders. The Second-Lien Term Loan matures on September 30, 2008 and is secured by a second priority security interest in substantially all of the assets of the Company, with the exception of the Company’s accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the Second-Lien Term Loan lenders have a third priority security interest). All amounts outstanding under the Second-Lien Term Loan will bear interest at a fixed rate of 17% per annum, compounded quarterly, due and payable upon maturity of the loan. The proceeds received from the Second-Lien Term Loan will be used for working capital and other general corporate purposes.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

The Second-Lien Agreement contains certain covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates.

Third-Lien Term Loan

The Company entered into a third-lien loan and guaranty agreement (the “Third-Lien Agreement”) with certain existing shareholders of the Company, as lenders, certain other lenders and Goldman Sachs Credit Partners L.P. as initial administrative and collateral agent. The Third-Lien Agreement provides for a term loan of $49,625 (the “Third-Lien Term Loan”). On the Closing Date the Company borrowed $20,000 against the Third-Lien Term Loan. The remaining $29,625 will remain available for borrowing until December 30, 2007, unless earlier terminated, at which time such commitments will terminate. The Third-Lien Term Loan matures on December 30, 2008 and is secured by a third priority security interest in substantially all of the assets of the Company, with the exception of the Company’s accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the Third-Lien Term Loan lenders have a fourth priority security interest). All amounts outstanding under the Third-Lien Term Loan will bear interest at a fixed rate of 14% per annum, compounded quarterly, due and payable upon maturity of the loan. The proceeds received from the Third-Lien Term Loan will be used for working capital and other general corporate purposes.

On the Closing Date, the Company issued to the lenders under the Third-Lien Term Loan, pro rata in accordance with their respective commitments, 620,313 in detachable stock warrants (the “Closing Date Warrants”). The detachable stock warrants are exercisable at $20.00 per share at any time on or prior to the tenth anniversary of the Closing Date of the Third-Lien Term Loan.

Additionally, on the earliest to occur of (i) the consummation of a change of control transaction, as defined, and (ii) the maturity date of the Third-Lien Term Loan, the Company will issue to the lenders, pro rata in accordance with their respective commitments, warrants (the “Additional Warrants”) to acquire that number of shares of common stock of the Company sufficient to generate a compound annual return to the lenders of 19% (the “Target Return”) under the Third-Lien Agreement (including, without limitation, the interest rate received thereunder and any applicable call premium) and including the intrinsic value of the Closing Date Warrants. The negative difference, if any, between the Target Return and the annual return generated in the preceding sentence is referred to as the “Shortfall.” The value used in calculating the number of Additional Warrants to be issued will be the Black-Scholes value.

In the event that the number of shares of common stock underlying the Closing Date Warrants plus the Additional Warrants (the “Total Underlying Shares”) exceeds 1,100,000, the number of Additional Warrants shall be automatically reduced to bring the Total Underlying Shares to 1,100,000. The Additional Warrants will be exercisable at any time on or prior to the tenth anniversary of the Closing Date of the Third-Lien Term Loan at a price to be determined by the Board of Directors at the time of issuance (expected to be at fair market value) and will be transferable separately from the lender’s interest in the Third-Lien Term Loan. To the extent the Company is free to make cash payments to the warrant holders, the Board, in its discretion, may elect to make up all or a portion of the Shortfall in cash.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except units and shares)

(Information as of March 31, 2004 and 2005 and the

three-month periods then ended is unaudited)

The Third-Lien Agreement contains certain covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. In addition, if the Company’s’ liquidity (as defined in the Third-Lien Agreement) falls below $30.0 million for more than 30 days, the Company will be required to borrow additional amounts under the Third-Lien Term Loan in increments of $5.0 million to meet the liquidity requirements.

No voluntary or mandatory prepayments are allowed on the term loan credit facilities prior to the first anniversary of the Closing Date. Subject to certain exceptions, no prepayments may be made on the Second-Lien Term Loan unless there are no amounts outstanding under the First-Lien Term Loan, and no prepayments may be made on the Third-Lien Term Loan unless there are no amounts outstanding on the First and Second -Lien Term Loans. Any permitted prepayments on any of the term loan credit facilities made after the first anniversary of the Closing Date, but on or prior to the second anniversary of the Closing Date are to be made at a price equal to 104% of the amounts to be repaid. Any permitted prepayments on any of the term loan credit facilities made after the second anniversary of the Closing Date, but on or prior to the third anniversary of the Closing Date are to be made at a price equal to 102% of the amounts to be repaid. Prepayments on any of the term loan credit facilities after the third anniversary of the Closing Date through the respective maturity date shall not be subject to any prepayment premium.

Amendment to the 2004 Facility

Also on April 13, 2005, the 2004 Facility (see Note 11) was amended such that MLC no longer maintains a second priority security interest in substantially all of the assets of the Company. MLC continues to maintain a first priority security interest in the Company’s accounts receivable and related assets.

Other

Upon execution of the First-Lien, Second-Lien and Third-Lien Term Loans (collectively the “Loans”), the Liquidity Option Agreements (see Note 13) were amended such that each of the holders agreed that they will have no right to payment from the Company under such agreements, until such time as full or partial payment would be permitted under the Loans or all of the Loans are paid in full.

In addition, the Liquidity Option Agreements were amended such that upon an initial public offering by the Company such agreements will terminate.

INDEPENDENT AUDITORS’ REPORT

To the Management of the

Pharmaceutical Products Division of Abbott Laboratories:

We have audited the accompanying statements of assets and liabilities sold of the Rythmol Product Line of Abbott Laboratories (“Abbott”) in the United States, its territories and possessions, including Puerto Rico (the “Product Line”) as of November 30, 2003 and 2002, and the related statements of net sales in excess of direct expenses for the years ended November 30, 2003 and 2002 and the period from March 2, 2001 through November 30, 2001 (the “Rythmol Statements”) pursuant to the Asset Purchase Agreement between Abbott and Reliant Pharmaceuticals, LLC (“Reliant”) dated October 28, 2003 as described in Note 1 to the Rythmol Statements. These Rythmol Statements are the responsibility of Abbott management. Our responsibility is to express an opinion on these Rythmol Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Rythmol Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Rythmol Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Rythmol Statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Rythmol Statements were prepared to present the assets and liabilities sold and related statements of net sales in excess of direct expenses of the Product Line sold to Reliant pursuant to the Asset Purchase Agreement described in Note 1, and are not intended to be a complete presentation of the Product Line’s assets, liabilities, revenues and expenses.

In our opinion, the Rythmol Statements present fairly, in all material respects, the net assets and liabilities sold of the Product Line as of November 30, 2003 and 2002 and the net sales in excess of direct expenses for the years ended November 30, 2003 and 2002, and the period from March 2, 2001 through November 30, 2001, pursuant to the Asset Purchase Agreement referred to in Note 1, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP/s/

Chicago, Illinois

February 26, 2004

RYTHMOL PRODUCT LINE OF ABBOTT LABORATORIES IN THE

UNITED STATES, ITS TERRITORIES AND POSSESSIONS,

INCLUDING PUERTO RICO

STATEMENTS OF ASSETS AND LIABILITIES SOLD

NOVEMBER 30, 2003 AND 2002

(Dollars in thousands)

	2003	2002
INVENTORY	$1,532	$459

INTANGIBLE ASSET—Net of amortization	19,230	21,560

TOTAL ASSETS	$20,762	$22,019

See notes to Rythmol statements.

RYTHMOL PRODUCT LINE OF ABBOTT LABORATORIES IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, INCLUDING PUERTO RICO

STATEMENTS OF NET SALES IN EXCESS OF DIRECT EXPENSES

YEARS ENDED NOVEMBER 30, 2003 AND 2002 AND

THE PERIOD FROM MARCH 2, 2001 THROUGH NOVEMBER 30, 2001

(Dollars in thousands)

	Years Ended November 30		Period March 2, 2001 to November 30 2001
	2003	2002
NET SALES	$21,635	$29,841	$54,414

COST OF SALES	4,466	5,796	8,399

GROSS MARGIN	17,169	24,045	46,015

RESEARCH AND DEVELOPMENT	1,710	3,406	5,746

SELLING, GENERAL AND ADMINISTRATIVE	985	1,260	2,033

NET SALES IN EXCESS OF DIRECT EXPENSES	$14,474	$19,379	$38,236

See notes to Rythmol statements.

RYTHMOL PRODUCT LINE OF ABBOTT LABORATORIES IN THE

UNITED STATES, ITS TERRITORIES AND POSSESSIONS,

INCLUDING PUERTO RICO

NOTES TO RYTHMOL STATEMENTS

YEARS ENDED NOVEMBER 30, 2003 AND 2002 AND

PERIOD FROM MARCH 2, 2001 THROUGH NOVEMBER 30, 2001

(Dollars in thousands)

1.    BASIS OF PRESENTATION

Abbott Laboratories (“Abbott”) and Reliant Pharmaceuticals, LLC (“Reliant”) entered into an Asset Purchase Agreement (the “Agreement”) dated October 28, 2003. The Agreement transfers the ownership rights to certain assets related to the developing, manufacturing, marketing and selling of Abbott Laboratories’ Rythmol Product Line in the United States, its territories and possessions, including Puerto Rico (“the Product Line”). The assets sold include inventory, the product registrations, and the intellectual property assets related to the Product Line.

The accompanying Rythmol statements present the assets and liabilities sold and the net sales in excess of direct expenses of the Product Line in conformity with the Agreement. These Rythmol statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

These Rythmol statements set forth only net sales and direct expenses attributable to the Product Line and do not include all the costs and expenses associated with a stand-alone, separate company, as it is impractical to present that information. Accordingly, not included in expenses are income tax expense, cash management/treasury functions and various services provided by Abbott or divisions thereof not directly associated with the assets sold or the generation of the net sales presented.

2.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business—The Rythmol Product Line includes Rythmol IR and Rythmol SR which are approved for sale in the United States, its territories, and possessions, including Puerto Rico. Rythmol is an antiarrhythmic drug that is used to treat patients at risk for cardiovascular disease.

Use of Estimates—The preparation of the Rythmol statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities sold at the date of the financial statements, and the reported amounts of net sales and expenses during the reported periods. Actual results could differ from those estimates.

Intangible Asset—The intangible asset consists of patents, know-how, other intellectual property, product registrations and other rights needed to produce, market, sell, and distribute Rythmol in the United States, its territories, and possessions, including Puerto Rico. The intangible asset was acquired by Abbott in connection with its acquisition of the pharmaceutical business of BASF, which included Knoll Pharmaceuticals, on March 2, 2001 and is stated at fair market value less accumulated amortization of approximately $6.41 million and $4.08 million at November 30, 2003 and 2002, respectively.

Abbott uses a discounted cash flow model to assess impairment of the intangible asset that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal value. The intangible asset is reviewed for impairment on a quarterly basis.

The intangible asset is amortized using the straight-line method over the estimated life of eleven years. The estimated annual amortization expense is $2.33 million per year for fiscal 2004 through 2008.

RYTHMOL PRODUCT LINE OF ABBOTT LABORATORIES IN THE

UNITED STATES, ITS TERRITORIES AND POSSESSIONS,

INCLUDING PUERTO RICO

NOTES TO RYTHMOL STATEMENTS—(Continued)

YEARS ENDED NOVEMBER 30, 2003 AND 2002 AND

PERIOD FROM MARCH 2, 2001 THROUGH NOVEMBER 30, 2001

(Dollars in thousands)

Inventory—Inventory consists of raw materials, work in process and finished goods inventory related to the Product Line at Abbott’s Chicago Distribution Center, its facility in Carolina, Puerto Rico and its Whippany, New Jersey plant that packages inventory for the Product Line. Inventory is stated at the lower of cost (first-in, first-out basis) or market.

Revenue Recognition—Revenue from product sales is recognized upon passage of title and risk of loss to customers. Provisions for discounts, rebates, and sales incentives to customers, returns and other adjustments are recorded as a reduction of gross sales in the period the related sales are recorded.

Sales Rebates—Provisions for rebates to customers are provided for in the period the related sales are recorded. Historical data is used for estimating the amount of the reduction in gross sales.

Cost of Sales—Cost of sales includes costs to manufacture inventory, including an allocation of the Product Line’s variable and fixed overhead based on Abbott’s manufacturing costs. These allocations of manufacturing costs, manufacturing management, freight and distribution are based on a historical relationship between sales of the Product Line and sales of other similar Abbott products. Management believes these allocations to be reasonable. Cost of sales also includes royalties incurred for use of the Rythmol trademark and amortization of the intangible asset related to the Product Line. Royalties are payable based on a percentage of sales and as specified sales milestones are achieved.

Selling, General and Administrative Expenses—Selling, general and administrative expenses include direct promotion and marketing expenses attributable to the Product Line. In addition, an allocation of selling expenses has been made based on the level of selling effort provided for the Product Line. An allocation of administrative expense has been made using a historical relationship between sales of the Product Line and sales of other similar Abbott products. Indirect market research costs incurred in 2001 were allocated based on expected benefit. Management believes these allocations to be reasonable.

Research and Development Costs—Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed.

3.    INVENTORIES

Inventories consisted of the following (dollars in thousands):

	November 30
	2003	2002
Raw materials	$117	$125
Work in process	922	51
Finished goods	493	283

Total	$1,532	$459

******

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Reliant Pharmaceuticals, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Deutsche Bank Securities

JPMorgan

William Blair & Company

Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee		$35,310
NASD filing fee		30,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers.

Reliant Pharmaceuticals, Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of a director to a corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. In addition, members of our board of directors and compensation committee are also indemnified for actions under our Equity Incentive Plan.

We currently have directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15.    Recent Sales of Unregistered Securities.

The following is a summary of our sales of securities during the past three years that were not registered under the Securities Act of 1933, as amended:

On April 28, 2003, we issued 57,750 restricted Class One Common Units to Ernest Mario, Ph.D., all of which restricted Class One Common Units vested on April 28, 2003. On June 25, 2003, we issued an additional 274,968 restricted Class One Common Units to Dr. Mario at a purchase price of $0.01 per unit for aggregate consideration of $2,749.68. Of the 274,968 restricted Class One Common Units issued to Dr. Mario on June 25, 2003, 91,656 restricted Class One Common Units vested on April 29, 2004 and 91,656 restricted Class One Common Units vested on April 29, 2005. On December 31, 2003, we issued an additional 137,256 restricted Class One Common Units to Dr. Mario at a purchase price of $0.01 per unit for aggregate consideration of $1,372.56, of which 45,752 restricted Class One Common Units vested on December 31, 2003, 45,752 restricted Class One Common Units vested on April 29, 2004 and 45,752 restricted Class One Common Units vested on April 29, 2005.

On June 25, 2003, we issued 93,000 Series C Preferred Units to Middlemarch, LLC at a purchase price of $20.00 per unit for aggregate consideration of $1,860,000.

On September 25, 2003, we issued 3,342,270 Series D Preferred Units to three accredited investors for cash consideration of $20,000,002.75 and in exchange for the forgiveness of $46,845,397.25 of existing secured indebtedness (including accrued but unpaid interest of $1,945,397.25).

From September 25, 2003 through March 10, 2004, we issued 9,322,150 Series D Preferred Units to a group of accredited investors at a purchase price of $20.00 per unit for aggregate consideration of $186,443,000.

On December 23, 2003, we issued 953,772 Series D Preferred Units to two accredited investors in exchange for the forgiveness of $19,075,440 of existing secured indebtedness.

On April 1, 2004, in connection with our conversion to a Delaware corporation, all issued common units were converted into shares of common stock and all issued preferred units were converted into shares of preferred stock on a one-for-one basis.

On April 12, 2004, pursuant to an agreement and plan of merger, our wholly owned subsidiary, RP SUB No. 1, Inc., merged with and into Versant Reliant Corporation, the surviving corporation in the merger, after which the surviving corporation changed its name to RP SUB No. 1, Inc. At the effective time of the merger, each issued and outstanding share of common stock, par value $1.00 per share, of Versant Reliant Corporation converted into 265.957446809 shares of our Series B convertible, redeemable preferred stock and 54.404255319 shares of our Series C convertible redeemable preferred stock. At the time of the merger, there were 2,820 issued and outstanding shares of common stock of Versant Reliant Corporation held by four stockholders. As a result, immediately following the merger, holders of certificates representing shares of Versant Reliant Corporation exchanged such certificates for certificates representing in the aggregate 749,998 shares of our Series B convertible, redeemable preferred stock and 13,418 shares of our Series C convertible, redeemable preferred stock, plus cash consideration of $60.00 in lieu of fractional shares.

On April 14, 2004, we issued 50,000 Series D Preferred Stock to an accredited investor at a purchase price of $20.00 per share for aggregate consideration of $1,000,000.

On September 27, 2004, we issued 17,500 Series D Preferred Stock to an accredited investor at a purchase price of $20.00 per share for aggregate consideration of $350,000.

On April 13, 2005, we issued warrants to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share to a group of 15 accredited investors in connection with our $49,625,000 third lien term loan credit facility.

From May 20, 2002 through May 31, 2004, we issued options to purchase an aggregate of 2,321,736 Class One Common Units to employees, officers, directors and consultants at an exercise price of $20.00 per unit pursuant to our Reliant Pharmaceuticals, LLC Equity Incentive Plan. From April 1, 2004 through May 19, 2005, we issued options to purchase an aggregate of 1,906,900 shares of common stock to employees, officers, directors and consultants at an exercise price of $20.00 per share pursuant to the Reliant Pharmaceuticals, Inc. Equity Incentive Plan. We have issued an aggregate of 379,277 shares of our common stock upon exercise of options previously issued pursuant to the Reliant Pharmaceuticals, LLC Equity Incentive Plan or the Reliant Pharmaceuticals, Inc. Equity Incentive Plan.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 506 of Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.

2.1		Plan of Conversion of Reliant Pharmaceuticals, LLC into Reliant Pharmaceuticals, Inc.

3.1	*	Amended and Restated Certificate of Incorporation of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)

3.2	*	Amended and Restated Bylaws of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)

4.1	*	Specimen Common Stock Certificate

4.2		Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003

4.2	(a)	Amendment No. 1, dated as of May 13, 2005, to Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003

4.3		RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to PharmBay Investors, L.L.C.

4.4		RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to The Bay City Capital Fund III, L.P.

4.5		RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to The Bay City Capital Fund III Coinvestment Fund, L.P.

4.6		Form of Common Stock Purchase Warrant, effective as of April 13, 2005

5.1	*	Opinion of Latham & Watkins LLP

10.1		Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan

10.1	(a)	Amendment No. 1 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan

10.1	(b)	Form of Option Agreement for employees under 2004 Equity Incentive Plan

10.1	(c)	Form of Option Agreement for directors under 2004 Equity Incentive Plan

10.2	*	Reliant Pharmaceuticals, Inc. Executive Stock Plan

10.3		Reliant Pharmaceuticals, Inc. Stock Appreciation Rights Plan

10.3	(a)	Form of Stock Appreciation Rights Agreement

10.4		Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.4	(a)	Unanimous Written Consent of Board of Managers of Reliant Pharmaceuticals, LLC, dated November 13, 2001, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.4	(b)	Unanimous Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated April 29, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4	(c)	Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated September 24, 2003, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4	(d)	Unanimous Written Consent of the Board of Directors of Reliant Pharmaceuticals, Inc., dated April 1, 2004, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4	(e)	Form of Option Agreement under the Reliant Pharmaceuticals, LLC Equity Incentive Plan

Exhibit Number	Exhibit Description

10.5	Reliant Pharmaceuticals, LLC Unit Appreciation Rights Plan

10.5(a)	Form of Unit Appreciation Rights Agreement under Reliant Pharmaceuticals, LLC Unit Appreciation Rights Plan

10.6	Employment Agreement, dated as of April 29, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.7	Letter, dated January 17, 2005, from Reliant Pharmaceuticals to Joseph Zakrzewski

10.8	Letter, dated January 1, 2005, from Reliant Pharmaceuticals to Robert R. Ferguson

10.9	Letter, dated March 30, 2005, from Reliant Pharmaceuticals to Steven B. Ketchum

10.10	Letter, dated July 14, 2003, from Reliant Pharmaceuticals to Martin Driscoll.

10.11†	Amended and Restated Employment Agreement, dated as of July 6, 2000, between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.11(a)	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of October 1, 2003 between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.12	Change of Control Agreement, dated as of March 19, 2002, between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.12(a)	Amendment No. 1, dated as of April 25, 2003, to Change of Control Agreement between Reliant Pharmaceuticals and Stefan Aigner, M.D., dated as of March 19, 2002

10.13	Restricted Unit Agreement, dated as of April 28, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.14	Restricted Unit Agreement, dated as of June 25, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.15	Restricted Stock Agreement, dated as of December 31, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.16	Option Agreement, dated as of December 17, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.17	Negotiated Settlement Agreement, Release, and Covenant Not to Sue, dated November 22, 2004, between Reliant Pharmaceuticals, Inc. and Joseph Krivulka

10.18	Negotiated Settlement Agreement, Release, and Covenant Not to Sue, dated as of March 30, 2005, between Reliant Pharmaceuticals and Keith S. Rotenberg, Ph.D.

10.19	Secured Promissory Note, dated as of February 28, 2001, made by Keith S. Rotenberg, Ph.D. in favor of Reliant Pharmaceuticals

10.19(a)	First Amendment, dated March 30, 2005, to Secured Promissory Note made by Keith S. Rotenberg, Ph.D. in favor of Reliant Pharmaceuticals, dated as of February 28, 2001

10.20	Collateral Assignment, dated as of February 28, 2001, between Keith Rotenberg, Ph.D. and Reliant Pharmaceuticals

10.21

First-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders party thereto, Goldman Sachs Credit Partners L.P. and The Bank of New York

10.22

Second-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders party thereto, Goldman Sachs Credit Partners L.P. and Silver Point Finance, LLC

Exhibit Number	Exhibit Description

10.23

Third-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders and Goldman Sachs Credit Partners L.P.

10.23(a)	Letter Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, the lenders party to the Third-Lien Loan and Guaranty Agreement and Goldman Sachs Credit Partners L.P.

10.24

Credit Agreement, dated as of August 19, 2004, between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.

10.24(a)

First Amendment to Credit Agreement, dated as of October 20, 2004, between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto

10.24(b)

Second Amendment to Credit Agreement, dated as of April 13, 2005 between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto.

10.25	Agreement of Lease, dated February 5, 2001, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.25(a)	First Amendment to Agreement of Lease, dated November 5, 2003, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.25(b)	Second Amendment to Agreement of Lease, dated October 7, 2004, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.26†	Supply Agreement, dated as of September 23, 2003, between Reliant Pharmaceuticals and Austin Shasun, LLC

10.26(a)	First Amendment to Supply Agreement, dated as of October 2003, between Reliant Pharmaceuticals and Austin Shasun, LLC

10.27†	Exclusive Sublicense Agreement, dated March 11, 2003, between Reliant Pharmaceuticals and Novartis AG

10.28†	Supply and Packaging Agreement, dated March 19, 2004, between Reliant Pharmaceuticals and Novartis Consumer Health, Inc

10.29†	Development, License and Supply Agreement, dated as of May 7, 2001, among Ethypharm, S.A., Ethypharm Industries, S.A. and Reliant Pharmaceuticals

10.29(a)†	Letter Agreement, dated December 18, 2002, between Ethypharm S.A. and Reliant Pharmaceuticals, amending the Development, License and Supply Agreement, dated as of May 7, 2001

10.30†	License and Supply Agreement, dated as of August 9, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.30(a)	Side Letter Agreement, dated August 23, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.30(b)†	Amendment No. 1 to License and Supply Agreement, dated as of November 19, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.31†	Manufacturing Agreement, dated as of December 3, 2003, between Reliant Pharmaceuticals and Abbott GmbH & Co. KG

Exhibit Number	Exhibit Description

10.32†	Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals and Eurand America, Inc.

10.32(a)†	Amendment No. 1, dated as of February 5, 2003, to the Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals and Eurand America, Inc.

10.33†	Manufacturing and Packaging Agreement, dated April 14, 2005, between Cardinal Health PTS, LLC and Reliant Pharmaceuticals.

10.34†	Manufacturing Services Agreement, dated April 6, 2004, between Reliant Pharmaceuticals and Patheon Pharmaceuticals, Inc.

10.35*†	Amended and Restated Promotion Agreement, dated April 5, 2005, between Reliant Pharmaceuticals and Novartis Pharmaceuticals Corporation

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Deloitte & Touche LLP

24.1	Powers of Attorney (included on the signature page)

*	To be filed by amendment
†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Liberty Corner, Township of Bernards, State of New Jersey, on May 20, 2005.

Reliant Pharmaceuticals, Inc.

By:	/s/ Ernest Mario
Ernest Mario, Ph.D. Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities approved on the 20th day of May, 2005. Each person whose signature appears below hereby constitutes and appoints Ernest Mario, Ph.D., Robert R. Ferguson III and Joseph S. Zakrzewski, or any of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title

/S/ ERNEST MARIO Ernest Mario, Ph.D.	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/S/ ROBERT R. FERGUSON III Robert R. Ferguson III	Chief Financial Officer (Principal Accounting and Financial Officer)

/s/ Fred B. Craves Fred B. Craves, Ph.D.	Director

/S/ MARK S. HOPLAMAZIAN Mark S. Hoplamazian	Director

/s/ David V. Milligan David V. Milligan, Ph.D.	Director

/S/ JAMES C. SMITH James C. Smith	Director

/S/ MICHAEL B. SOLOMON Michael B. Solomon	Director

/s/ August M. Watanabe August M. Watanabe, M.D.	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.

2.1	Plan of Conversion of Reliant Pharmaceuticals, LLC into Reliant Pharmaceuticals, Inc.

3.1*	Amended and Restated Certificate of Incorporation of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)

3.2*	Amended and Restated Bylaws of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)

4.1*	Specimen Common Stock Certificate

4.2	Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003

4.2(a)	Amendment No. 1, dated as of May 13, 2005, to Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003

4.3	RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to PharmBay Investors, L.L.C.

4.4	RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to The Bay City Capital Fund III, L.P.

4.5	RP-Inc. Common Stock Purchase Warrant, effective as of December 18, 2001, issued to The Bay City Capital Fund III Coinvestment Fund, L.P.

4.6	Form of Common Stock Purchase Warrant, effective as of April 13, 2005

5.1*	Opinion of Latham & Watkins LLP

10.1	Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan

10.1(a)	Amendment No. 1 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan

10.1(b)	Form of Option Agreement for employees under 2004 Equity Incentive Plan

10.1(c)	Form of Option Agreement for directors under 2004 Equity Incentive Plan

10.2*	Reliant Pharmaceuticals, Inc. Executive Stock Plan

10.3	Reliant Pharmaceuticals, Inc. Stock Appreciation Rights Plan

10.3(a)	Form of Stock Appreciation Rights Agreement

10.4	Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.4(a)	Unanimous Written Consent of Board of Managers of Reliant Pharmaceuticals, LLC, dated November 13, 2001, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.4(b)	Unanimous Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated April 29, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4(c)	Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated September 24, 2003, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4(d)	Unanimous Written Consent of the Board of Directors of Reliant Pharmaceuticals, Inc., dated April 1, 2004, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.4(e)	Form of Option Agreement under the Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.5	Reliant Pharmaceuticals, LLC Unit Appreciation Rights Plan

Exhibit Number	Exhibit Description

10.5(a)	Form of Unit Appreciation Rights Agreement under Reliant Pharmaceuticals, LLC Unit Appreciation Rights Plan

10.6	Employment Agreement, dated as of April 29, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.7	Letter, dated January 17, 2005, from Reliant Pharmaceuticals to Joseph Zakrzewski

10.8	Letter, dated January 1, 2005, from Reliant Pharmaceuticals to Robert R. Ferguson

10.9	Letter, dated March 30, 2005, from Reliant Pharmaceuticals to Steven B. Ketchum

10.10	Letter, dated July 14, 2003, from Reliant Pharmaceuticals to Martin Driscoll.

10.11†	Amended and Restated Employment Agreement, dated as of July 6, 2000, between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.11(a)	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of October 1, 2003 between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.12	Change of Control Agreement, dated as of March 19, 2002, between Reliant Pharmaceuticals and Stefan Aigner, M.D.

10.12(a)	Amendment No. 1, dated as of April 25, 2003, to Change of Control Agreement between Reliant Pharmaceuticals and Stefan Aigner, M.D., dated as of March 19, 2002

10.13	Restricted Unit Agreement, dated as of April 28, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.14	Restricted Unit Agreement, dated as of June 25, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.15	Restricted Stock Agreement, dated as of December 31, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.16	Option Agreement, dated as of December 17, 2003, between Reliant Pharmaceuticals and Ernest Mario, Ph.D.

10.17	Negotiated Settlement Agreement, Release, and Covenant Not to Sue, dated November 22, 2004, between Reliant Pharmaceuticals, Inc. and Joseph Krivulka

10.18	Negotiated Settlement Agreement, Release, and Covenant Not to Sue, dated as of March 30, 2005, between Reliant Pharmaceuticals and Keith S. Rotenberg, Ph.D.

10.19	Secured Promissory Note, dated as of February 28, 2001, made by Keith S. Rotenberg, Ph.D. in favor of Reliant Pharmaceuticals

10.19(a)	First Amendment, dated March 30, 2005, to Secured Promissory Note made by Keith S. Rotenberg, Ph.D. in favor of Reliant Pharmaceuticals, dated as of February 28, 2001

10.20	Collateral Assignment, dated as of February 28, 2001, between Keith Rotenberg, Ph.D. and Reliant Pharmaceuticals

10.21

First-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders party thereto, Goldman Sachs Credit Partners L.P. and The Bank of New York

10.22

Second-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders party thereto, Goldman Sachs Credit Partners L.P. and Silver Point Finance, LLC

10.23

Third-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, certain subsidiaries of Reliant Pharmaceuticals, various lenders and Goldman Sachs Credit Partners L.P.

Exhibit Number	Exhibit Description

10.23(a)	Letter Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, the lenders party to the Third-Lien Loan and Guaranty Agreement and Goldman Sachs Credit Partners L.P.

10.24

Credit Agreement, dated as of August 19, 2004, between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.

10.24(a)

First Amendment to Credit Agreement, dated as of October 20, 2004, between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto

10.24(b)

Second Amendment to Credit Agreement, dated as of April 13, 2005 between Reliant Pharmaceuticals, the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto.

10.25	Agreement of Lease, dated February 5, 2001, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.25(a)	First Amendment to Agreement of Lease, dated November 5, 2003, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.25(b)	Second Amendment to Agreement of Lease, dated October 7, 2004, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals

10.26†	Supply Agreement, dated as of September 23, 2003, between Reliant Pharmaceuticals and Austin Shasun, LLC

10.26(a)	First Amendment to Supply Agreement, dated as of October 2003, between Reliant Pharmaceuticals and Austin Shasun, LLC

10.27†	Exclusive Sublicense Agreement, dated March 11, 2003, between Reliant Pharmaceuticals and Novartis AG

10.28†	Supply and Packaging Agreement, dated March 19, 2004, between Reliant Pharmaceuticals and Novartis Consumer Health, Inc

10.29†	Development, License and Supply Agreement, dated as of May 7, 2001, among Ethypharm, S.A., Ethypharm Industries, S.A. and Reliant Pharmaceuticals

10.29(a)†	Letter Agreement, dated December 18, 2002, between Ethypharm S.A. and Reliant Pharmaceuticals, amending the Development, License and Supply Agreement, dated as of May 7, 2001

10.30†	License and Supply Agreement, dated as of August 9, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.30(a)	Side Letter Agreement, dated August 23, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.30(b)†	Amendment No. 1 to License and Supply Agreement, dated as of November 19, 2004, between Reliant Pharmaceuticals and Pronova Biocare a.s.

10.31†	Manufacturing Agreement, dated as of December 3, 2003, between Reliant Pharmaceuticals and Abbott GmbH & Co. KG

10.32†	Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals and Eurand America, Inc.

Exhibit Number	Exhibit Description

10.32(a)†	Amendment No. 1, dated as of February 5, 2003, to the Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals and Eurand America, Inc.

10.33†	Manufacturing and Packaging Agreement, dated April 14, 2005, between Cardinal Health PTS, LLC and Reliant Pharmaceuticals.

10.34†	Manufacturing Services Agreement, dated April 6, 2004, between Reliant Pharmaceuticals and Patheon Pharmaceuticals, Inc.

10.35*†	Amended and Restated Promotion Agreement, dated April 5, 2005, between Reliant Pharmaceuticals and Novartis Pharmaceuticals Corporation

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Deloitte & Touche LLP

24.1	Powers of Attorney (included on the signature page)

*	To be filed by amendment
†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.